Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2012

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480”)

Identification	Itaú Unibanco Holding S.A. (the “Bank” or “Issuer”), a corporation enrolled in the Legal Entity Taxpayer Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348.

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (5511) 2794-3547, the fax is (5511) 2794-3933 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

Underwriter	Itaú Corretora de Valores S.A.

Shareholder Service	The Issuer’s shareholder services are provided at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in which the Issuer divulges its information	Official Gazette of the State of São Paulo and Valor Econômico

Website	http://www.itau-unibanco.com/ir. The information included in the Company’s website is not an integral part of this Reference Form

Date of last review	05/24/2013

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ITEM 1 - IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

Names of people responsible for the contents of the form	Positions of the people responsible
Roberto Egydio Setubal	Chief Executive Officer
Alfredo Egydio Setubal	Investor Relations Officer

The officers mentioned above state that:

a. They have revised the reference form,

b. All information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly Articles 14 to 19

c. The information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent to its activities and of the securities issued by it.

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ITEM 2 - AUDITORS

Items - 2.1 and 2.2 - Auditors

	2012		2011	2010

Has an auditor been engaged?	YES		YES	☐ YES

Auditor’s Brazilian Securities Commission (“CVM”) code	2879		2879	2879

Type of auditor

Corporate name	PricewaterhouseCoopers Auditores Independentes		PricewaterhouseCoopers Auditores Independentes	PricewaterhouseCoopers Auditores Independentes

Corporate Taxpayer’s Registry ("CNPJ") number	61.562.112/0001-20		61.562.112/0001-20	61.562.112/0001-20

Date services were contracted	1/1/2012		1/1/2011	1/1/2010
Date contracted services ended	12/31/2012		12/31/2011	12/31/2010

		R$/thousand

	1. Agreements for the audit of the financial statements, issue of reports required by the regulatory authorities and issue of comfort letters	35.736	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities and issue of comfort letters	1. Agreement for the audit of the financial statements and limited review for the purpose of equity in the results of investees and consolidation by the controlling company, according to CVM Instruction No. 247

	2. Service agreements for assurance, spefic audit for compliance with requirements issued by government authorities, suppliers, clients and Due Diligence	4.539	2. Service agreements for the preparation of reports for government authorities, suppliers, clients and provision of Due Diligence services	2. Service agreement for assurance services relating to the Ombudsman’s Report

	3. Service agreements relating assessment of vulnerability and penetration testing of applications within the Internet perimeter and review of aspects related to the Business Continuity Program	906	3. Service agreements for advising on and monitoring of Brazilian and foreign tax legislation	3. Service agreement for assurance services of the Sustainability Report

	4. Service agreements for consultancy in connection with the organization of a subsidiary abroad and mapping and identification of opportunities in the prime services market	594	4. Service agreements related to the limited assurance of the data of the Inventory of Greenhouse Gas Emissions	4. Professional service agreement for compliance with CVM Instruction No. 89/88 and ANBID’s Self-Regulation Code

	5. Service agreements for consultancy on tax matters	64	5. Other related services for the acquisition of technical materials, training programs and consulting services for obtaining the GIPS (Global Investment Performance Standards) certification	5. Amendment to the audit service agreement of April 29, 2009 – Audit of the financial statements, prepared in accordance with accounting practices adopted in the United States – USGAAP

	6. Other services relating to the procurement of technical material and training.	49	6. Service agreement for the review of the aspects related to the Business Continuity Program.	6. Amendment to the audit service agreement of April 30, 2010, including audit and limited review of the financial statements prepared in accordance with USGAAP

				7. Audit service agreement for the issue of comfort letters related to fundraising

				8. Audit service agreement for the issue of appraisal reports and examination of balance sheets

				9. Professional service agreement in compliance with SAS 70 Type I and II (Statement on Auditing Standards)

				10. Service agreement for the audit of accounting information included in the Reference Form in accordance with CVM Instruction No. 480/09

Description of the services contracted				11. Amendment to the service agreement of September 14, 2009 for the audit of the consolidated accounting information prepared in accordance with the International Financial Reporting Standards ("IFRS")

				12. Service agreement and amendment for the assurance of the adherence of processes/procedures carried out by Itaú Unibanco to the criteria declared in the business partnerships entered into with FIC, FAI and Luizacred

				13. Professional Due Diligence service agreement related to projects for possible acquisitions by Itaú Unibanco and its affiliates.

				14. Service agreement related to the assurance of controls of transactions with low-liquidity securities and training programs for employees in compliance with CVM Instructions No. 301/99 and 387/03.

				15. Service agreements related to the limited assurance of the data regarding the Inventory of Greenhouse Gas Emissions

				16. License for the use of the electronic library related to the international accounting standards (Comperio)

				17. Participation in the Seminar: “Insurance Market: new accounting and actuarial dynamics of the market in 2010”

				18. Tax advisory service agreement related to US legislation and review of the “Schedule O” Form

				19. Service agreement for the review of the aspects related to the “Business Continuity Program”

				20. Service agreement related to the assessment of differences between operating as a subsidiary and as a bank in Miami

				21. Participation in the 10th annual presentation under "IFRS" – Advanced Level

				22. Service agreement related to the supply of information on concepts of tax haven and “favored taxation” adopted in certain countries

				23. Service agreement related to the evaluation of the security of the external Internet environment – “Penetration Test”

				24. Participation in compensation survey in Uruguay called "Encuestas de Remuneraciones Y Benefícios Adicionales", 2010/2011 edition.

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	2012	2011	2010
Total compensation of the independent auditors segregated by service	The payment of independent auditors related to the last fiscal year, ended December 31, 2012 corresponding to the amount of R$ 41,888 thousand, which comprise amounts related to audit services - R$ 40,275 thousand - and other services - R$ 1,613 thousand.
Justification for the replacement	Not applicable.	Not applicable.	Not applicable.
Reason presented by the auditor contrasting with the issuer’s justification for their replacement	Not applicable.	Not applicable.	Not applicable.

Person in charge
Name of the person in charge	Paulo Sergio Miron	Paulo Sergio Miron	Paulo Sergio Miron
CPF number of the person in charge	076.444.278-30	076.444.278-30	076.444.278-30

Address
Street/Avenue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º floors	09-10º, 13-17º floors	09-10º, 13-17º floors
District	Água Branca	Água Branca	Água Branca
ZIP CODE	05001-100	05001-100	05001-100
DDD	55 11	55 11	55 11
Phone number	3674-3901	3674-3901	3674-3901
DDD fax	3674-2030	3674-2030	3674-2030
E-mail	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com

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2.3. Supply any other information that the Issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible for vouching for the performance, independence and quality of the work of the external audit companies, the comitee is responsible for:

a) Establishing and disclosing, on an annual basis, the procedures for engaging services to be rendered by the companies which audit the Conglomerate’s financial statements, and revising, updating and deciding: (i) The services which cannot be rendered by these companies, affecting as they would the companies’ independence and/or objectivity, (ii) Services the engagement of which has already been pre-approved by the Committee, and (iii) Services which are subject to prior submission for the Committee’s approval

b) Assessing annually with the Conglomerate’s independent audit companies: (i) The procedures for internal controls over the quality of these companies, (ii) Their independence, (iii) Questions raised by government and regulatory authorities, (iv) The relationship between these independent audit companies and the Conglomerate, and (v) The most recent revision of the company’s quality control procedures (peer review)

c) Together with the Independent Auditor, revising the scope, planning and personnel to be allocated for the execution of the Independent Auditor’s work

d) Approving the engagement of employees or service providers who have been working in the teams of the independent audit companies that render or have previously rendered audit services to the Conglomerate within the previous 12 months.

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ITEM 3 - SELECTED FINANCIAL INFORMATION

3.1 - Financial information (*)

	☐ Company	☒ Consolidated

(in Reais)
	December 31,
	2012	2011	2010

Shareholders’ equity	74,219,609,615	71,347,333,730	60,878,545,230
Total assets	1,014,424,676,152	851,331,535,383	751,443,109,765
Net revenue/income from financial operations	50,496,096,006	47,259,007,139	44,647,597,497
Gross income	31,134,172,891	32,835,252,912	34,736,242,010
Net income	13,593,940,171	14,620,621,197	13,322,962,779
Number of shares, former treasury shares (quantity)	4,518,379,761	4,513,640,029	4,544,368,002
Book value per share	16.43	15.81	13.40
Net income per share	3.01	3.23	2.94

* Financial Statements under BRGAAP

3.2. If the issuer disclosed in the previous year, or if it wishes to disclose in this form non-accounting measures such as EBITDA (income before interest, taxes, depreciation and amortization) or EBIT (income before interest and taxes), the issuer should:

a)	Give the values of these non-accounting measures

None.

b)	Reconcile the amounts disclosed and the amounts presented in the audited financial statements

None.

c)	Explain why it believes that this measure is the most appropriate to give a correct understanding of its financial position and the results of its operations

None.

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change these financial statements

Credicard

On May14, 2013, Itaú Unibanco S.A. (“Itaú Unibanco”), Banco Citibank S.A. and its affiliated company Corinth HoldCo LLC (Banco Citibank S.A. and Corinth HoldCo LLC, “Citibank”) signed a purchase and sale agreement for the acquisition of 100% shares issued by Banco Citicard S.A. and 100% of quotas of Citifinancial Promotora de Negócios e Cobrança Ltda. for the amount of R$ 2,767 million. The implementation of the acquisition depends on the approval of the Central Bank of Brazil and CADE.

3.4. Describe the policy on the allocation of income for the past three years, indicating:

The Board of Directors presents to the Annual Shareholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of the capital stock, (ii) the distribution of dividends to shareholders (see Items “b” and “c” below), and (iii) the setting up of the following statutory reserves:

•	Reserve for dividend equalization (created by the shareholders), limited to 40% of the value of the Company’s capital stock, for the purpose of paying dividends, including interest on shareholders’ equity, with the objective of maintaining the flow of payments to shareholders. This reserve will be allocated: (a) up to 50% of the fiscal year’s net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law, as amended, (b) up to 100% of the realized portion of reserves arising from revaluation of assets, recorded as retained earnings, (c) up to 100% of the amount of the adjustments from previous fiscal years, recorded as retained earnings, and (d) credits corresponding to the anticipated dividends.

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•	Reserve for working capital stock increase, limited to 30% of the value of capital, for the purpose of guaranteeing resources for operations, to be allocated up to 20% of the fiscal year’s net income, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

•	A reserve for increases in the capital of investees, limited to 30% of the value of capital, for the purpose of guaranteeing the right of first refusal on capital increases in investees, and to be allocated up to 50% of the fiscal year’s net income, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

Upon a proposal from the Board of Directors, amounts will be regularly capitalized from these reserves so that their aggregate balance never exceeds the limit of 95% of the capital stock. The balance of these reserves together with the legal reserve may not exceed the value of the capital stock.

a) Rules on the retention of earnings

There have been no changes to the rules regarding the retention of earnings over the past three years. Pursuant to the Brazilian Corporate Law, the shareholders may decide at a shareholders’ meeting, based on a proposal by management, on the retention of a portion of the net income for the year that had previously been approved as part of the capital budget. Additionally, the mandatory minimum dividend may not be paid in a year in which the management bodies announce to the Annual Shareholders’ Meeting that it is incompatible with the Issuer’s financial condition.

Over the past three years, no earnings have been retained, and the dividend amount paid by the Issuer has been equal to or higher than the mandatory minimum dividend (see item 3.5 below).

b) Rules on the distribution of dividends

Shareholders are entitled to receive as a mandatory dividend, each year, a minimum amount of twenty five per cent of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, as amended, and in compliance with Items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. Preferred shares have priority for the receipt of the non-cumulative annual minimum dividend per share.

Additionally, management may resolve on the distribution of additional profits whenever it deems this to be convenient for the Issuer and/or its shareholders. Such distributions do not mean that there will be a distribution of profits additional to the mandatory minimum dividend in the future.

For further information on the percentages of profits distributed over the past three years, see Item 3.5 below.

On February 28, 2013, Provisional Measure No. 608 was enacted, and established that the payment of dividends and interest on capital made by financial institutions is subject to the regulations issued by the CMN. The measure is part of recent movements to implement the liquidity requirements established by Basel III standards. On March 1, 2013, the CMN issued Resolution No. 4.193, which establishes that the dividends may not be paid if the financial institution does not comply with the additional capital requirements in effect from January 1, 2016, with gradual increases until 2019.

This restriction on the payment of dividends will be progressively applied, in accordance with the level of nonconformity with the additional capital requirements. Should a financial institution’s additional capital be lower than 25% of that established by the CMN for that year, no distribution of dividends or interest on capital will be permitted. If the additional capital is between 25% and 50% of the established amount, 80% of the intended dividends and interest on capital may not be distributed. If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. If the additional capital is higher than 75% and lower than 100% of the established amount, 40% of the dividend and interest on capital may not be distributed.

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c) Frequency of the distribution of dividends

Over the past three years, the Issuer made monthly dividend payments, based on the shareholding position on the last day of the previous month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defined the base date for the shareholding position and the payment date. Regarding these half yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory dividends (see Item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable on the mandatory minimum dividend. This amount is declared as a dividend “additional” to that paid monthly.

The portion of the mandatory dividend that was paid in advance as interim dividends, debited from the account "Reserve for Dividend Equalization”, will be credited to the same reserve.

This practice has been adopted by the Issuer since 1980, and, formalized as part of the Shareholders’ Remuneration Policy (dividends and interest on capital) was approved on February 9, 2011 at a meeting of the Disclosure and Trading Committee, and subsequently made available on the Issuer’s website (www.itau-unibanco.com/ir - under Corporate Governance/Rules and Policies/Shareholder Remuneration Policy).

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions

None.

3.5. In a table, please indicate for each of the past three years:

R$ million
	2012	2011	2010
Adjusted net income for dividend purposes (*)	10,260	11,296	9,758
Dividends distributed	4,518	4,394	3,908
Percentage of dividends in relation to adjusted net income	44.0%	38.9%	40.0%
Dividends as a percentage of adjusted net income:
Common shares
Interest on capital	1,891	1,897	1,640
Mandatory minimum dividend	398	331	329
Priority dividend	-	-	-
Fixed dividend	-	-	-
Preferred shares
Interest on capital	1,841	1,844	1,615
Mandatory minimum dividend	388	322	324
Priority dividend	-	-	-
Fixed dividend	-	-	-
Payment date of the mandatory minimum dividend	1st working day of the month	1st working day of the month	1st working day of the month
Rate of return in relation to the shareholders’ equity	12.6%	15.2%	14.5%
Retained net income	-	-	-
Date of the retention approval	-	-	-

(*) Considers net income for the year adjusted by the amount involved in the setting up of a Legal Reserve and the constitution of the unrealized revenue reserve.

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3.6. State whether, in the past three years, dividends were declared on retained earnings or reserves recognized in prior years

The dividends declared in 2012 amounted to R$ 4,518 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2011 amounted to R$ 4,394 million, and this amount was not declared using the Retained Earnings or Unrealized Revenue Reserve.

The dividends declared in 2010 amounted to R$ 3,908 million, of which R$358 million was declared using the Unrealized Revenue Reserve recognized in 2008.

3.7. In a table, please describe the Issuer’s indebtedness ratio, indicating:

	2012	2011	2010
Total amount of the debt, of any nature	938,164,930	777,009,087	686,285,797
Indebtedness ratio (current liabilities plus non-current liabilities divided by shareholders’ equity) (%)	12.64	10.89	11.27
If the Issuer wishes, another indebtedness ratio	-	-	-

Note: Amounts in thousands of Reais, unless otherwise indicated. Consolidated balance sheet.

3.8. Liabilities in accordance to their nature and due dates

(In thousands of Reais)
	December 31, 2012
Debt	Less than one year	More than one year and less than three years	More than three years and less than five years	More than five years	Total
Secured debts	2,779,384	2,176,811	519,306	72,502	5,548,003
Debts with floating guarantees	-	-	-	-	-
Unsecured debts	542,342,910	168,131,163	90,946,616	131,196,238	932,616,927
Total	545,122,294	170,307,974	91,465,922	131,268,740	938,164,930

3.9. Supply and other information that the issuer may deem relevant

All relevant information was presented in the previous items.

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ITEM 4 – RISK FACTORS

4.1. Describe the risk factors that may influence an investment decision, particularly those related to:

Note: the risks described in this Item 4.1 are not the only risks related to an investment in our securities. The risks described below are those that we consider material as at the date of this Form. There may be additional risks that we currently consider immaterial, or of which we are not aware, and any of these risks may have effects similar to those described below.

Accordingly, our investors and potential investors should carefully and thoroughly read this Reference Form. Our business, the results of our operations and our financial condition and prospects could be negatively affected if any of these risks materialize, and in such an event, the trading prices of our securities may fall, and our investors may lose all or part of their investment.

a) The Issuer

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

Beginning in late 2007, major financial institutions, including some of the largest global commercial and investment banks, and insurance companies experienced significant difficulties, especially a lack of liquidity and depreciation of financial assets. More recently, fiscal problems in Europe, such as high debt levels, impaired growth and the risk of a sovereign default, particularly in Greece, Spain, Italy, Ireland and Portugal, increased volatility in already relatively fragile global financial markets. Concurrently, the United States has been facing fiscal difficulties, which led to the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor’s on August 6, 2011. These difficulties constricted the ability of a number of major global financial institutions to engage in further lending activity, and caused losses. In addition, defaults by, and doubts about the solvency of certain financial institutions and the financial services industry generally led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our non-performing loans and, as a result, increase the risk associated with our lending activity, requiring us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our non-performing loans past due more than 90 days from 3.6% of total loans as of December 31, 2008 to 5.6% as at December 31, 2009. As at December 31, 2011, our non-performing loans past due more than 90 days represented 4.8% of our total loan portfolio.

The global financial downturn has had significant consequences for Brazil and the other countries in which we operate, including stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates that may, directly or indirectly, materially and adversely affect the market prices of Brazilian securities and have a material adverse effect on our business, financial condition and results of operations. In addition, institutional failures and disruption of the financial markets in Brazil and the other countries in which we operate could restrict our access to the public equity and debt markets.

Continued or worsening disruption or volatility in the global financial markets could lead to other negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on us.

A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high perfmance information security controls, continuing investments in infrastructure, and operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages, breakdowns, systems failures or other events affecting third parties with whom we do business or who facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services, events arising from local or larger-scale political or social matters and cyber attacks.

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Temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks could result in customer attrition, regulatory fines, penalties or interventions, reimbursement or other compensation costs.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

We have engaged in a number of mergers and acquisitions in the past, and may make further acquisitions in the future as part of our growth strategy in the Brazilian financial services industry. We believe that these transactions will contribute to our continued growth and competitiveness in the Brazilian banking sector.

Any acquisitions or mergers of companies or assets, and the integration of these companies or may assets involve certain risks, among which we would highlight those related to:

•	Difficulties relating to the integration of new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business may run into difficulties, cause us to incur unexpected costs and operating expenses and place additional demands on management time

•	Materialization of liabilities or contingencies relating to the acquired businesses

•	Antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require the disposal of certain assets or businesses or withhold their approval for the transaction

•	The expected operations and financial synergies and other benefits from these mergers or acquisitions may not be fully achieved.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from these merger and acquisition transactions, or incur greater integration costs than we have estimated, our results of operations and financial condition may be materially and adversely affected.

The value of our securities and derivatives positions are subject to market fluctuations due to changes in Brazilian or international economic conditions, and may produce material losses.

As at December 31, 2011, investment securities represented R$ 263,661 million or 26.0% of our assets, and derivative financial instruments, which are used to hedge against risks in each of our business units, represented R$12,513 million or 1.2% of our assets, and realized and unrealized gains and losses have had and will continue to have a significant impact on our results of operations. These gains and losses, which are recorded when investments in securities are sold or are marked to market (in the case of trading securities) or when our derivative financial instruments are marked to market, may fluctuate considerably from period to period, and are sensitive to domestic and international economic conditions. If, for example, we have entered into derivatives transactions to protect against decreases in the value of the Brazilian Real or in interest rates, and the Brazilian Real increases in value or interest rates increase, we may incur financial losses. We cannot predict the amounts of realized or unrealized gains or losses for any future period, and variations from period to period have no practical analytical value in helping us to make such a prediction. Such losses could materially and adversely affect our results of operations and financial condition. Gains or losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation currently existing in our consolidated investment portfolio, or any portion thereof. 2

Exposure to Brazilian federal government debt could have a material adverse effect on us.

Like many other Brazilian banks, we invest in debt securities of the Brazilian government. As at December 31, 2012, approximately 13.09% of our total assets and 48.09% of our securities portfolio was comprised of debt securities issued by the Brazilian government. Any failure by the Brazilian government to make prompt payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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If our pricing expectations are incorrect or our reserves for future policyholder benefits and claims are inadequate, the profitability of our insurance and pension products or our results of operations and financial condition may be materially and adversely affected.

Our insurance and pension plan business sets prices and establishes reserves for many of our insurance and pension products based upon actuarial or statistical estimates. The pricing of our insurance and pension products and the insurance and pension plan reserves carried to pay future policyholder benefits and claims are each based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including regarding the level and timing of receipts or payments of premiums, contributions, benefits, claims, expenses, interest credits, investment results, interest rates, retirement, mortality, morbidity and persistency. Although we frequently review the pricing of our insurance and pension products and the adequacy of our insurance and pension plan reserves, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses. It also cannot be precisely determined whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient to cover these benefits and claims. Significant deviations from our pricing assumptions could have a material adverse effect on the profitability of our insurance and pension plan products.

In addition, if we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and incur income statement charges for the period in which the determination is made, which may have a material adverse effect on our business, financial condition and results of operations.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to unidentified or unanticipated risks and our losses may exceed our allowance for loan losses.

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk (“VaR”), stress testing and sensitivity analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. These quantitative tools and metrics may fail to predict future risk exposure. This risk exposure could, for example, arise from factors which were not anticipated or correctly evaluated in our statistical models, limiting our ability to manage these risks. Our losses thus could be significantly greater than historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management to be inadequate, they may take their business elsewhere, which could harm our reputation as well as our revenue and profits.

Our results of operations and financial condition depend on our ability to evaluate losses associated with risks to which we are exposed, and our ability to include these risks in our pricing policies. We have estimated our allowance for loan losses according to the IFRS principles. The calculation also involves significant judgment on the part of management, which may prove to be incorrect or change in the future depending on information, as it becomes available. This could adversely affect our operating income and, consequently, our financial condition and results of operations.

In addition, our businesses depend on the ability to process a large number of transactions securely, efficiently and accurately. Losses may result from inadequate personnel, inadequate or failed internal control processes and systems, information system failures or breaches, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures for mitigating operational risk may prove to be inadequate or be circumvented.

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b) Its parent company, direct or indirect, or controlling group

Our controlling shareholder has the ability to direct our business.

As at December 31, 2012, IUPAR, our controlling shareholder, directly owned 51.00% of our common stock and 25.54% of our total capital stock (see “Item 8.2”). As a result, IUPAR has the power to control the company, including the power to elect and remove directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be divergent from your interests as a holder of our preferred shares and ADSs.

Investors in our securities do not have the same protections as they would if the majority of the members of our board of directors were independent.

As described in Item 8.2, IUPAR is our controlling shareholder, and therefore has the power to control the company, including the power to elect and remove directors and officers. Our current board of directors is comprised of 12 members, of which only four are independent members, in accordance with our corporate governance policy. A significant number of our directors participate in decision-making on matters in which they have greater interest than would an independent director. As a result, the interests of these directors may not at all times be the same as those of our minority stockholders. In addition, several of our directors are affiliated with IUPAR, and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. Where these and other conflicting interests exist, our minority stockholders will be dependent on our directors exercising, in a manner fair to all of our stockholders, their fiduciary duties as members of our board of directors.

c) The shareholders

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the securities at the price and time you desire.

Investing in securities that trade in emerging markets often involves greater risk than investing in the securities of issuers in the United States or in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. There is also a significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 52.4% of the aggregate market capitalization of BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros, as of December 31, 2011. Therefore, the ability of the holders to sell the securities at the price and at the time they desire may be limited.

The preferred shares and ADSs generally do not have voting rights.

According to our bylaws, holders of preferred shares, and therefore of ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. In the limited circumstances where the preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs.

Despite there being no provisions under Brazilian law or under our bylaws that limit ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares, there are practical limits to the ability of ADS holders to exercise their voting rights due to the extra procedural steps involved in communicating with these holders. For example, our preferred shareholders will either receive notice of the meetings directly from us or through the publication of a notice in Brazilian newspapers, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will only receive notice of the meetings directly from us, if they are properly registered with our mailing list. If they are not registered with our mailing list, they will receive the notice only through the depositary bank.

According to the provisions of the deposit agreement, we will provide notice to the depositary bank, which will, in its turn, and to the extent practicable, mail this notice to holders along with instructions on how the ADS holder can participate in the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary bank on how to vote with the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights is longer for ADS holders.

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Holders of our preferred shares may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must pay dividends or interest on shareholders’ equity in the amount of at least 25% of our annual net income, calculated and adjusted pursuant to the Brazilian Corporate Law, which may be significantly different from our net income calculated under other accounting principles. Our preferred shares grant to holders the receipt of a minimum annual dividend, non-cumulative and adjusted in cases of split or reverse split, of R$0.022 per share. For further information see Item 18.1. Under the Brazilian Corporate Law, our net income may be used to absorb losses or retained, and as a result, we may not have net income available for the payment of dividends or interest on shareholders’ equity. The payment of dividends or interest on shareholders’ equity to our shareholders is, however, not mandatory in any financial year in which our Board of Directors determines that the distribution of dividends would not be compatible with our financial condition at that time.

We may need to increase our capital in the future, and this may dilute our ownership interest.

We may need to obtain additional funds in the future to implement our growth strategy. Accordingly, we may need to increase our capital by means of one or more subsequent offers of shares or securities convertible into shares. The offer of a significant number of our shares, which may not include the preemptive rights to our shareholders, pursuant to Article 172 of the Brazilian Corporate Law and our bylaws, may adversely affect the market price of our shares and dilute the interests of our shareholders in the company's capital.

d) Its subsidiaries and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1.

e) Its suppliers

We are not exposed to risks related to our suppliers that could materially influence the decision to invest in our securities.

f) Its clients

Changes in the profile of our business may have a material adverse effect on our loan portfolio.

As at December 31, 2012, our loan and financing portfolio was R$ 366,285 million, compared to R$ 345,483 million as at December 31, 2011. Our allowance for loan losses was R$ 27,745 million, representing 7.6% of our total loan portfolio as at December 31, 2012, compared to R$25,772 million, representing 7.5% of our total loan portfolio, as at December 31, 2011. The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth and our mergers and acquisitions activity, and is dependent on domestic and, to a lesser extent, international economic conditions. For example, in 2012, Brazilian banks faced an increase in nonperforming loans to consumers, particularly in the automobile sector. Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and outside of Brazil and the variability of economic activity may have a material adverse impact on our business and our results of operations. Furthermore, our historic loan losses may not be indicative of our future loan losses.

Our strategy includes efforts to significantly expand our loan portfolio as well as to increase the number of clients, particularly individuals and small and middle-market companies, that we serve. Certain financial products we offer to individuals and other clients are generally characterized by higher margins, but also by a higher risk of default. A possible increase in our loan portfolio, as well as a shift to higher margins and higher risk products, could result in increased default rates, which could have a material adverse effect on our financial condition and results of operations.

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We may incur losses in relation to counterparty exposure.

We face the possibility that counterparties will be unable to honor their contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or for other reasons. This risk may arise, for example, from entering into reinsurance agreements or loan facilities or other credit agreements under which counterparties have obligations to make payments to us, executing currency or other trades that are not settled at the required time due to non-delivery by the counterparty or systems failures by clearing agents, exchanges, clearing houses or other financial intermediaries.We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients.

g) Economic sectors in which the issuer operates

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could have a material adverse effect on our business, financial condition and results of operations and, as a consequence, on the market prices of our preferred shares.

The Brazilian government from intervenes from time to time in the Brazilian economy and makes changes in policies and regulations. The Brazilian government’s actions have previously involved, among other measures, changes in interest rates, changes in tax policies, price controls, capital control limits and restrictions on selected imports and, prior to the current floating exchange rate regime, currency devaluations. Our business, financial condition and results of operations may be materially and adversely affected by changes in policies or regulations relating to the following:

•	Interest rates

•	Reserve requirements

•	Capital requirements

•	Liquidity of capital, financial and credit markets

•	General economic growth, inflation and currency fluctuations

•	Tax and regulatory policies

•	Restrictions on remittances abroad and other exchange controls

•	Increases in unemployment rates, decreases in wage and income levels and other factors that influence our customers’ ability to meet their obligations with us

•	Other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

As a bank in Brazil, the vast majority of our income, expenses, assets and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the growth of the Brazilian economy and on us, including our loan portfolio, cost of funding and income from credit operations.

In addition, any change in administration may result in changes in government policy that may affect us. Uncertainty over whether future Brazilian governments will implement changes in policies or regulations affecting these and other factors may contribute to heightened volatility in the Brazilian securities markets, and in the prices of the securities of Brazilian issuers. This in turn may have a material adverse effect on us and, therefore, on the market value of our preferred shares.

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Inflation and fluctuations in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects on the Brazilian economy. While the Brazilian government has been able to keep inflation close to target levels since the introduction of inflation targets in 1999, we cannot offer any assurances that it will continue to be able to do so. Inflation, especially sudden increases in inflation, usually result in a loss of purchasing power. Also prolonged periods of high inflation provoke distortions in the allocation of resources. From 2006 to 2012, the average annual inflation rate was 5.2%. The expected inflation for 2013, as surveyed by the Central Bank, is 5.48%.

Measures to combat historically high rates of inflation have included tight monetary policies with high interest rates, resulting in restrictions on credit and short-term liquidity. Between 2006 and 2012, the base interest rate established by the Central Bank, which is the benchmark interest rate payable to holders of securities issued by the Brazilian government and traded through the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia – “SELIC”) varied between 17.65% per year and 7.14% per year. Public expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and may continue to cause fluctuations in interest rates. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be materially and adversely affected. Further, government measures to combat inflation may include tightening monetary policy, setting high interest rates which may harm our business. Increases in the SELIC rate could materially and adversely affect us by reducing demand for credit, increasing our cost of funds and increasing the risk of customer defaults. Conversely, decreases in the SELIC rate could also materially and adversely affect us by decreasing revenue on interest-earning assets and lowering our margins.

Exchange rate instability may have a material adverse effect on the Brazilian economy and our business, financial condition and results of operations.

The Brazilian currency fluctuates in relation to the U.S. Dollar and other foreign currencies. The Brazilian government has in the past implemented various economic plans and utilized a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and dual exchange rates coupled with exchange controls. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency. From time to time, the exchange rate between the Real and the U.S. Dollar and other currencies has fluctuated significantly. For example, the Real depreciated by 15.7%, 34.3% and 24.2% and 11.2% against the U.S. Dollar in 2001, 2002 and 2008 and 2011, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5%, 20.7%, 34.2% and 4.5% against the U.S. Dollar in 2003, 2004, 2005, 2006, 2007, 2009 and 2010, respectively. In 2012, the Real depreciated 8.2% against the U.S. Dollar from an exchange rate of R$ 1.88 per US$ 1.00 as at December 31, 2011 to an exchange rate of R$ 2.04 per US$ 1.00 as at December 31, 2012. The average exchange rate in 2012 was R$ 1.96 per US$ 1.00 compared to an average exchange rate of R$ 1.67 per US$ 1.00 in 2011. Recent interventions of the Brazilian government to keep the exchange rate stable may not have had the expected effect, and could increase the volatility of said rate, which in turn could affect our income.

Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. Dollar. As at December 31, 2012, 12.87% of our total liabilities and 11.5% of our total assets were denominated in, or indexed to, a foreign currency. As at December 31, 2012, our material foreign investments were economically hedged in order to mitigate the effects of foreign exchange volatility, including the potential tax impact of such investments. However, there can be no assurance that these hedging strategies will remain in place or will offset these effects as intended. Therefore, a depreciation of the Real could have several adverse effects on us, including (i) losses on our liabilities denominated in or indexed to foreign currencies, (ii) impairment of our ability to pay Dollar-denominated or Dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay these obligations, (iii) impairment of the ability of our borrowers to repay Dollar-denominated or Dollar-indexed liabilities to us, and (iv) negatively affecting the market prices of our securities portfolio. Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies. Therefore, depending on the circumstances, either a depreciation or appreciation of the Real could have a material adverse effect on our business, financial condition and results of operations and, therefore, the market prices of our preferred shares and ADSs.

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Infrastructure and workforce deficiencies in Brazil may impact economic growth and have a material adverse effect on our business.

Our performance is dependent on the overall health of the Brazilian economy. While Brazil has experienced economic growth in recent years, the rate of growth decreased in 2011 and 2012.Continued growth could be limited by inadequate infrastructure, including potential energy shortages and a deficient transportation sector, or by a lack of qualified work force, which could contribute to low levels of productivity and efficiency. Depending on intensity and duration, these factors could lead to employment volatility, and more generally to lower income and consumption levels, which could limit our growth, result in increased default rates and ultimately have a material adverse effect on our business.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market prices of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging markets may affect to varying degrees the market value of the securities of Brazilian issuers. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these countries may have a material adverse effect on the market value of the securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries may diminish investor interest in the securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market prices of our securities, and could also make it more difficult for us to access capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in these markets as a whole, and any factor that impacts market confidence (for example, a downgrade of credit ratings or State or Central Bank intervention in any market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

The increasingly competitive environment and consolidations within the Brazilian banking industry may have a material adverse effect on us.

The markets for financial and banking services in Brazil are highly competitive. We face significant competition from other large Brazilian and international banks, including Brazilian public banks. Competition has increased as a result of recent consolidations among financial institutions in Brazil, and as a result of new regulations from the CMN that facilitate the customer’s ability to switch their business between banks. The increased competition may materially and adversely affect us by, among other things, limiting our ability to retain our existing consumer base, increase our customer base or expand our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities.

h) Regulation of the sectors in which the Issuer operates

Changes in the applicable laws and regulation may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulatory review by the Brazilian government, principally by the Central Bank. We have no control over the applicable laws and government regulations, which govern all aspects of our operations, including regulations that impose:

•	Minimum capital requirements

•	Reserve and compulsory deposit requirements

•	Restrictions on credit card activities

•	Minimum levels for federal housing and rural sector lending

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•	Funding restrictions

•	Lending limits, earmarked lending and other credit restrictions

•	Limits on investments in fixed assets

•	Corporate governance requirements

•	Limitations on the charging of commission and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge

•	Accounting and statistical requirements

•	Other requirements or limitations in the context of the global financial crisis.

The regulatory structure governing Brazilian financial institutions, including banks, broker-dealers, leasing companies and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change the laws and regulations applicable to Brazilian financial institutions based on these international developments.

In response to the global financial crisis which began in late 2007, national and intergovernmental regulatory entities, such as the Basel Committee on Banking Supervision, proposed reforms to prevent the recurrence of a similar crisis, including the Basel III framework, which creates new higher minimum regulatory capital requirements. In February 2011, the Central Bank issued preliminary guidance and an estimated timeline for the implementation of the Basel III framework in Brazil. In addition, on March 1, 2013 and March 4, 2013, the Central Bank issued initial rules to implement the Basel III framework in Brazil. Based on our current regulatory capital ratios, as well as conservative assumptions regarding expected returns and asset growth, we do not anticipate that additional regulatory capital will be required to support our operations in the near future. However, depending on the effects of the rules that will complete the implementation of the Basel III framework on Brazilian banks and particularly on our operations, we may need to reassess our ongoing funding strategy for regulatory capital.

Moreover, there are several proposed bills under consideration in the Brazilian congress that, if signed into law as currently drafted, could adversely affect us. For example, a proposed law to benefit insolvent individual borrowers would allow the courts to alter the terms and conditions of credit agreements in certain situations. In addition, another proposed bill to amend the rules of civil procedures could have the effect of making recovery more difficult and appealing unfavorable judicial decisions with the higher courts more burdensome.

We also have operations in countries outside of Brazil, including Argentina, Chile, Colombia, Paraguay, Portugal, the United Kingdom, Uruguay and the United States. Changes in laws or regulations in the countries in which we operate, or the adoption of new laws, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States, and the related rulemaking, may have a material adverse effect on our business, financial condition and results of operations.

Amendments to existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business, financial condition and results of operations, including our ability to provide loans, make investments or render certain financial services.

Tax reforms may have a material adverse impact on our results of operations.

To maintain its fiscal policies, the Brazilian government regularly enacts reforms to tax and other assessment regimes. These reforms include the enactment of new taxes, changes in the bases of calculation or rates of assessment, including taxes applicable to the banking industry, and the occasional enactment of temporary taxes. For example, in July 2011 the Brazilian government introduced a tax on securities transactions (“IOF/Securities-Derivatives”) at a rate of 1.0% on the notional adjusted value of the financial derivatives. The effects of these changes and of any other changes that could result from the enactment of additional taxation, cannot be quantified. These changes, however, may reduce our volume of operations, increase our costs or limit our profitability.

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Future changes in tax policy that may affect financial operations include the creation of new taxes. Until 2007, certain financial transactions were subject to a provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira or “CPMF”). However, there is significant uncertainty as to whether the CPMF, or similar taxes, will be reintroduced in the future. Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of the allocation of economic resources, as proposed by the executive branch of the Brazilian federal government. Major tax reforms in Brazil have been discussed over the last few years, but we cannot predict whether such tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Increases in reserve and compulsory deposit requirements may have a material adverse effect on our business, financial condition and results of operations.

The Central Bank has periodically changed the levels of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposit requirements in the future, or impose new requirements.

Increases in reserve and compulsory deposit requirements reduce our available liquidity to make loans and other investments and, as a result, may have a material adverse effect on our business, financial condition and results of operations.

The compulsory deposits generally do not yield the same returns as other investments and deposits, because a portion of compulsory deposits:

•	Do not bear interest
•	Must be held in Brazilian federal government securities
•	Must be used to finance government programs, including a federal housing program and rural sector subsidies.

As at December 31, 2012, we had R$57,253 million in interest-bearing compulsory deposits, and R$ 6,448 million in non-interest-bearing compulsory deposits.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, the specific activities of these subsidiaries and affiliates could indirectly put our capital base at risk. In particular, any investigation or intervention by the Central Bank into the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and therefore on us.

i) Foreign countries in which the Issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in sub-items (a), (f), (g) and (h) of this Item 4.1.

4.2. In relation to each of the risks mentioned above, if relevant, comment on expectations regarding any possible reduction or increase in the exposure of the Issuer to such risks.

Beyond that described in item 4.1 there is no relevant expectation of any reduction or increase in the exposure to the risks of the Issuer mentioned.

4.3. Describe any legal, administrative or arbitration proceedings to which the Issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant to the business of the Issuer or its subsidiaries, indicating:

There are no legal, administrative or arbitration proceedings to which the Issuer is party or that are not confidential and are material to its activities.

With respect to the subsidiaries, the proceedings which the Issuer deems to be significant due to their amounts (base date December 31, 2012) are as follow:

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Civil Proceedings

Case nº 2007.51.01.001894-7

a.	Court: 22ndFederal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Lower Court

c.	Filing date: February 5, 2007

d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“BERJ”), State of Rio de Janeiro and Central Bank of Brazil

e.	Amounts, assets or rights involved: R$ 4,741,452,260.00 (originally claimed amount)

f.	Main facts: The plaintiff challenges Berj’s capital increase, carried out as part of the measures for Banerj’s privatization, which would allegedly dilute the shareholding interest of the minority shareholders. It requests the annulment of the Shareholders’ Meeting that approved the capital increase, and the joint obligation of Berj, the State of Rio de Janeiro, Banerj and the Central Bank of Brazil for the payment of the alleged losses caused to the minority shareholders of the former Berj. Ruling dismissed the case without prejudice, to the extent that the legal requirement of one year was not proven. Pending a ruling on appeal.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – the State of Rio de Janeiro – to the former Banerj.

i.	Amount of provision, if any: No provision.

Case nº 2005.70.00.027997-3

a.	Court: 6th Federal Court - Curitiba - State of Paraná

b.	Jurisdiction: Federal Supreme Court

c.	Filing date: October 13, 2005

d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.

e.	Amounts, assets or rights involved: R$ 3,738,621,318.72 (originally claimed amount)

f.	Main facts: The plaintiffs require indemnification for damages allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (“Banestado”), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and the case is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an originary lawsuit. It should be noted that, as set forth by the law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, the tax credits were evaluated by independent banks. Proceedings have been suspended.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

i.	Amount of provision, if any: No provision.

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Case nº 2000.51.01.030509-7

a.	Court: 2nd Federal Court of the Judicial Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Federal Regional Court of the 2nd Region

c.	Filing date: November 21, 2000

d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro and Caixa Econômica Federal.

e.	Amounts, assets or rights involved: R$ 942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.	Main facts: This is a Brazilian Class Action involving aspects of Banerj's privatization process. The so-called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro amounting to R$942,399,095.28. The purpose of this account was to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before the privatization closing date. In this proceeding, the Federal Public Prosecution Office requires the partial anullment of the agreement that authorized the transfer of the said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn, by allegedly unlawful procedures adopted for the settlement of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the agreements signed. Decision handed down by the TRF confirmed the invalidity ruled. Legal time for the filing of a special appeal is counting.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from the “B Account”.

i.	Amount of provision, if any: No provision.

Case nº 2003.51.01.028514-2

a.	Court: 2ndFederal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Federal Regional Court of the 2nd Region

c.	Filing date: December 5, 2003

d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Gilberto Carlos Frizão, Manuel Antonio Granado and Otávio Aldo Ronco.

e.	Amounts, assets or rights involved: R$ 942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.	Main facts: This is a Brazilian Class Action based on alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the setup and use of the so-called “B Account”. In this proceeding, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account” through allegedly unlawful procedures adopted in relation to labor claims filed by Banerj’s former employees (i.e. the non-filing of the applicable appeals), for which reason they ask that any withdrawal from the “B Account” be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and assert the joint obligation of the defendants to refund the amounts unduly withdrawn and for sentencing under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the individuals charged. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the settlements signed. The decision handed down by the TRF confirmed the ruled invalidity. Legal time for the filing of a special appeal is counting.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

i.	Amount of provision, if any: No provision

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Tax claims

Case nº 204.699/05

a.	Court: Municipal Tax Foreclosures of São Paulo

b.	Jurisdiction: Appellate Court – Court of Justice of the State of São Paulo

c.	Filing date: November 22, 2005

d.	Parties to the proceedings: Municipality of São Paulo vs. Cia Itauleasing de Arrendamento Mercantil

e.	Amounts, assets or rights involved: R$ 1,619,316,184.07 (Dec/12)

f.	Main facts: A claim has been filed for the collection of service tax (“ISS”) on lease operations, where the location where the service was provided and the calculation basis are being challenged.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case nº 2003.61.00.003618-5

a.	Court: 25th Civil Court of the Federal Justice of São Paulo

b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region

c.	Filing date: January 29, 2003

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itaú S/A

e.	Amounts, assets or rights involved: R$ 1,331,426,613.74 (December 2012)

f.	Main facts: We dispute the legality of IN nº 213/02, particularly the non-requirement of IRPJ/CSLL taxation on the exchange variations of investment abroad.

g.	Chance of loss: Remote (R$ 1,316,197,867.42) and Possible (R$ 15,228,746.32)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case nº 16327.721052/2011-31

a.	Court: Secretariat of the Federal Revenue Service of Brazil

b.	Jurisdiction: 2nd Level Administrative Court

c.	Filing date: September 20, 2011

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs Banco Itauleasing S/A

e.	Amounts, assets, or rights involved: R$ 712,022,334.86 (December/2012)

f.	Main facts: Tax assessment notices related to PIS/COFINS on profits from sales of leased assets.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

23

Case nº 16327.721830/2011-92

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Filing date: December 28, 2011

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros

e.	Amounts, assets or rights involved: R$ 917,899,970.13 (Dec/12)

f.	Main facts: Refers to the IRPJ and CSLL payable for the calendar year 2007 on an acquisition, related to the difference between the credit face value and its acquisition cost.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged

i.	Amount of provision: No provision

Case n.º 16327.720157/2012-54

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: 2nd Level Administrative Court

c.	Filing date: January 14, 2012

d.	Parties to the proceedings: Federal Revenue Service of Brazil vs. Banco Itaucard S.A.

e.	Amounts, assets or rights involved: R$ 807,247,822.35 (Dec/2012)

f.	Main facts: Tax assessment notices related to PIS/COFINS on profits from sales of leased assets recorded as the lessor’s fixed assets.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision.

Case nº 16327.721131/2012-23

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Filing date: September 24, 2012

d.	Parties to the proceedings: Federal Revenue Service of Brazil vs. BFB Leasing S/A Arrendamento Mercantil

e.	Amounts, assets or rights involved: R$ 579,831,502.56 (Dec/2012)

f.	Main facts: Tax assessment notices related to PIS/COFINS on profit from sales of assets leased from January 2010 through December 2011.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

24

Case nº 16327.721476/2012-87

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Filing date: December 13, 2012

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco – União de Bancos Brasileiros S/A

e.	Amounts, assets or rights involved: R$ 565,502,974.40 (Dec/2012)

f.	Main facts: Notice of Assessment of IRPJ/CSLL plus voluntary fine, isolated fine and interest in arrears, due to the disallowance of amounts accounted for as the amortization of goodwill related to the acquisition of Banco Bandeirantes S/A and its subsidiary companies.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case nº 16327.721481/2012-90

a.	Court: Secretariat of the Federal Revenue of Brazil

b.	Jurisdiction: Lower Level Administrative Court

c.	Date of filing: December 14, 2012

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A

e.	Amounts, assets or rights involved: R$ 671,949,076.46 (Dec/2012)

f.	Main facts: Notice of assessment of social security contribution collectible on profit-sharing and bonuses paid to employees from January 2007 through December 2008, as well as on the SAT amounts and contributions made to benefit third parties (educational allowances).

g.	Chance of loss: Remote (R$ 274,053,284.16) and Possible (R$ 397,895,792.30)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: No provision

Case nº 16327.720115/2012-13

a.	Court: Secretariat of the Internal Revenue Service of Brazil

b.	Jurisdiction: 2nd Level Administrative Court

c.	Date of filing: February 1, 2012

d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Unibanco - União de Bancos Brasileiros S/A

e.	Amounts, assets or rights involved: R$ 502,965,688.50 (Dec/2012)

f.	Main facts: Notice of assessment of IRPJ tax and CSLL contribution for calendar year 2007 on alleged excess distribution of interest on capital in previous years, as well as due to the demutualization of stock exchanges.

g.	Chance of loss: Possible (R$ 500,559,836.12 – Interest on Capital) and Probable (R$ 2,405,852.38 - demutualization)

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$ 2,405,852.38

25

Case nº 2006.61.00.011694-7

a.	Court: 13th Civil Court of the Federal Justice of São Paulo

b.	Jurisdiction: Appellate Court – Federal Regional Court of the 3rd Region

c.	Date of filing: May 25, 2006

d.	Parties to the proceedings: Banco Itaú Holding Financeira S/A et al vs. Federal Government

e.	Amounts, assets or rights involved: R$ 1,076,050,919.28 (Dec/2012)

f.	Main facts: Injunction filed seeking to suspend the requirement for tax credits deriving from Social Contribution to PIS and from COFINS calculated in compliance with Article 3 (1) of Law 9,718/98.

g.	Chance of loss: Probable

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$ 1,076,050,919.28.

Case nº 2006.61.00.011693-5

a.	Court: 2nd Civil Court of the Federal Justice of São Paulo

b.	Jurisdiction: Appellate Court – Federal Regional Court of the 3rd Region

c.	Date of filing: May 25, 2006

d.	Parties to the proceedings: Itaucard Financeira S/A Credito Fin. Investimento et al vs. Head of the Special Office for Financial Institutions of the Federal Revenue of Brazil l

e.	Amounts, assets or rights involved: R$ 1,236,297,997.92 (December 2012)

f.	Main facts: Injunction filed to avoid the expansion of the basis for calculating PIS and COFINS, introduced by Article 3, paragraph 1 of Law 9,718/98.

g.	Chance of loss: Probable

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$ 1,236,297,997.92

Case nº 2009.61.00.007837-6

a.	Court: 21st Civil Court of the Federal Justice of São Paulo

b.	Jurisdiction: Appellate Court – Federal Regional Court of the 3rd Region

c.	Date of filing: March 27, 2009

d.	Parties to the proceedings: BFB Leasing vs. Head of the Special Office for Financial Institutions of the Internal Revenue Service of Brazil

e.	Amounts, assets or rights involved: R$ 1,470,779,851.18 (Dec/2012)

f.	Main facts: Injunction filed to avoid the application of Law 11,727/08, which increased the CSLL rate for financial institutions from 9% to 15%, due to the violation of the isonomy principle.

g.	Chance of loss: Probable

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$ 1,470,779,851.18

26

Case nº 1999.61.00.042798-3

a.	Court: 16th Federal Civil Court of São Paulo/SP

b.	Jurisdiction: Appellate Court – Federal Regional Court of the 3rd Region

c.	Date of filing: August 30, 1999

d.	Parties to the proceedings: Itaú Seguros S.A vs. Head of the Special Office for Financial Institutions of the Internal Revenue Service of Brazil (“DEINF”)

e.	Amounts, assets or rights involved: R$ 606,072,372.23 (December 2012)

f.	Main facts: Injunction filed to avoid the expansion of the basis for calculating PIS and COFINS, introduced by Article 3, paragraph 1, of Law 9,718/98. Favorable decision made final and unappealable. The dispute continues regarding the amounts to be withdrawn and converted into income.

g.	Chance of loss: Possible

h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i.	Amount of provision: R$ 606,072,372.23

Labor Claims

The Issuer did not identify any labor claims in progress at December 31, 2011 as being significant in terms of the matters or amounts involved. This was also true of its subsidiary companies.

Administrative or arbitration proceedings

The Issuer did not identify any administrative proceedings (except for administrative tax claims, mentioned above) or arbitration proceedings in progress as at December 31, 2012 as being significant in terms of the matters or amounts involved.

4.4. Describe the legal, administrative or arbitration procedures that are not confidential to which the Issuer or its subsidiaries are party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the Issuer or its subsidiaries, informing:

The Issuer is not a party to proceedings filed either by its management members or former management members, or by its controlling shareholders or former controlling shareholders.

The Issuer and its subsidiaries carry out corporate transactions that are sometimes contested by minority shareholders who dispute the amounts paid for their shares. The civil lawsuits filed by investors of the Issuer are as follow:

27

Case nº 583.03.2003.009147-3

a.	Court: 5th Lower Civil Court of the Jabaquara Region (State of São Paulo)

b.	Jurisdiction: Lower Court

c.	Filing date: April 23, 2003.

d.	Parties to the proceedings: Santa Luiza Margutti de Biase, Luiz Paulo de Biase, Mário Sérgio de Biase, Ana Maria de Biase, Maria do Carmo de Biase and Maria Angelica de Biase vs. Itaúsa Investimentos Itaú S/A and Itacorp S/A.

e.	Amounts, assets or rights involved: R$ 0.00 (December 2012)

f.	Main facts: This case refers to a claim filed by minority shareholders questioning the process of the merger of the shares of Itaucop S.A. into Itaúsa – Investimentos Itaú S.A. and claiming an indemnity for damages that were allegedly suffered as a result of the merger. The court found valid the initial motions seeking a decision against the bank with respect to the payment of the balance of the amount calculated at the general meeting and the amount obtained in appraisal and payment of loss of profits and consequential damage from the ordered recalculation to be evidenced and calculated based on new evidence. The bank filed a motion to clarify the decision, which is pending consideration.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

The civil lawsuits filed by investors of subsidiaries of the Issuer are as follow:

Case nº 000.00.643149-6

a.	Court: 8thCivil Court of the Central Court House of the Judicial District of the Capital City of São Paulo.

b.	Jurisdiction: Appellate Court.

c.	Filing date: November 27, 2000.

d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda. and João Antonio Lian vs. Banco Bandeirantes S/A

e.	Amounts, assets or rights involved: R$ 0.00

f.	Main facts: Action seeking (i) the anullment of resolutions passed at Banco Bandeirantes’ general meetings held in the years 1999 and 2000, in connection with the fiscal years 1998 and 1999, and to disapprove the financial statements and developments resulting from these resolutions, mainly agreements for the assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be cancelled, revoking the effects deriving from these agreements, and (ii) to recover damages sustained by the plaintiffs as a result of these credit assignment agreements. Action found valid, pending consideration of a special appeal.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated

i.	Amount of provision, if any: No provision

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Case nº 000.00.619716-7

a.	Court: 7th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)

b.	Jurisdiction: Superior Court of Appeals

c.	Date of filing: October 5, 2000

d.	Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda. and João Antonio Lian vs. Banco Bandeirantes S/A

e.	Amounts, assets and rights involved: R$ 165,540,036.14 (December 2012)

f.	Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. Request found valid by the TJSP. Pending consideration of a special appeal.

g.	Chance of loss: Possible

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

Case nº 51718900-0

a.	Court: (iii) 39th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)

b.	Jurisdiction:(iii) Lower Level Court

c.	Date of filing:(iii) February 17, 2000

d.	Parties to the proceedings: The Estate of Yerchanik Kissajikian vs. Banco Bandeirantes S/A

e.	Amounts, assets and rights involved: R$ 0.00

f.	Main facts: Action wherein the plaintiffs seek adjudication on the right to subscribe R$ 300,000.00, as well as the adjudication of damages sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses and imposed thereupon by the controlling shareholders abusing their power and decreasing the shareholders’ equity as a result of sales of assets at incompatible prices. Pending ruling.

g.	Chance of loss: Possible

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

Case nº 583.00.2001.076875-7

a.	Court: 3rd Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)

b.	Jurisdiction: Lower Level Court

c.	Date of filing: July 5, 2001

d.	Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A e Caixa Brasil Participações S/A

e.	Amounts, assets and rights involved: R$ 0.00

f.	Main facts: Action seeking adjudication regarding an abuse of power on the part of the controlling shareholders, as it would have diluted their ownership interest in Banco Bandeirantes’s capital stock, as well as the bank going private without a public offer.. Pending ruling.

g.	Chance of loss: Possible

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

29

Case nº 000.02.066583-0

a.	Court: 4th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)

b.	Jurisdiction: Superior Court of Appeals

c.	Date of filing: April 15, 2002

d.	Parties to the proceedings: Renato Cifali, Arlete Sanchez Morales Cifali, Sylvio Propheta de Oliveira, Luiz Carlos Ferreira and Clube de Investimentos FHS vs. Unibanco – União de Bancos Brasileiros S/A and Banco Bandeirantes S/A

e.	Amounts, assets and rights involved: R$ 0.00

f.	Main facts: Action whereby the plaintiffs seek the exhibition of the agreement governing the transfer of control over Banco Bandeirantes entered into by Caixa Brasil SGPS and Unibanco. Action dismissed due to lack of interest in suing. Pending consideration of a special appeal.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

Case nº 000.02.0522042-5

a.	Court: 15th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)

b.	Jurisdiction: Superior Court of Appeals

c.	Date of filing: March 25, 2002

d.	Parties to the proceeding: Renato Cifali, Arlete Sanchez Morales Cifali and Panamá Empreendimentos e Participações Ltda. Vs. Unibanco – União de Bancos Brasileiros S/A e Banco Bandeirantes S/A

e.	Amounts, assets and rights involved: R$ 0.00

f.	Main facts: Action whereby the plaintiffs seek a ruling that the enforcement of the provisions contained in the agreement entered into between the parties is to be contingent of the fulfillment of the defendants’ obligations – exercise of the right to elect one member of the Banco Bandeirantes’s fiscal council and his/her alternate–, and to exercise the stock options. Action dismissed. Pending special appeal.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

Case nº 583.00.1998.940258-0

a.	Court: 15th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP)

b.	Jurisdiction: Appellate Court

c.	Date of filing: March 25, 2002

d.	Parties to the proceedings: Hélio Caretoni vs. Banco Bandeirantes S/A, Caixa Geral de Depósitos S/A, Unibanco – União de Bancos Brasileiros e Caixa Brasil Participações S/A

e.	Amounts, assets and rights involved: R$ 0.00

f.	Main facts: Action seeking to force the execution debtors to calculate the amounts due in order to be able to exercise the call option with respect to 50,000 preferred shares in Banco Bandeirantes. The execution is based on an agreement whereunder Caixa Brasil (the controlling shareholder of Banco Bandeirantes) conferred upon certain minority shareholders (including the plaintiff), the right to exercise put and call options relating to shares resulting from capital increases proportionally to their equity positions. Appeal granted in favor of illegitimacy. Pending ruling on subsequent appeal.

g.	Chance of loss: Possible

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

30

Case nº 5263020-40.2007.8.13.0024

a.	Court: 3rd Court of the Federal Justice of Minas Gerais (State of Minas Gerais)

b.	Jurisdiction:: Superior Court of Appeals

c.	Filing date: August 17,1982

d.	Parties to the proceedings: Ítalo Aurélio Gaetani plus 71 Co-Plaintiffs vs. Unibanco – União de Bancos Brasileiros S/A

e.	Amounts, assets or rights involved: R$ 26,292,543.58 (December 2012) (Merger of Banco Mineiro into Unibanco – União dos Bancos Brasileiros S/A).

f.	Main facts: This lawsuit refers to an indemnity claim filed by the minority shareholders due to the alleged losses incurred as a result of the process of merging Banco Mineiro into Unibanco. Motion found invalid. Pending consideration of the divergence motion by the Superior Court of Appeals.

g.	Chance of loss: Remote

h.	Analysis of impact in the event of an unfavorable decision: Loss of amount challenged.

i.	Amount of provision, if any: No provision

Case nº 0663986-15.1985.4.03.6100

a.	Court: 26th Federal Court – São Paulo (SP)

b.	Jurisdiction: Lower Court (in the phase of summons of estates)

c.	Filing date: February 14, 1985

d.	Parties to the proceedings: Elizabeth da Veiga Alves vs. Banco Itaú S/A and others

e.	Amounts, assets or rights involved: Merger of Banco União Comercial into Itaú Unibanco S.A. (“Itaú Unibanco”).

f.	Main facts: Refers to a class action challenging the process for the merger of Banco União Comercial into Itaú Unibanco, claiming a refund of supposed damages that would have been borne by the Federal Government arising from this merger process. The expiration of the legal deadline was acknowledged. Pending consideration of the admissibility of the special appeal.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

Case nº 583.00.2009.229.838-5 e 583.00.2011.137.145-3

a.	Court: (i) 39th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP), (ii) 10th Civil Court of the Central Court House of the Judicial District of the Capital City of São Paulo (SP).

b.	Jurisdiction: (i) Appellate Court, (ii) Lower Court.

c.	Date of filing: (i) February 5, 2010, (ii) April 20, 2011.

d.	Parties to the proceedings: (i) S.A. Philomeno Indústria e Comércio and Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A, and (ii) Philomeno Imóveis e Participações Ltda. vs. Itaú Unibanco Holding S/A

e.	Amounts, assets and rights involved: R$ 0.00

f.	Main facts: (i) shareholder seeking damages on the grounds of having been precluded from exercising their right as shareholders, (ii) shareholder seeking the exhibition of the agreement entered into therewith.

g.	Chance of loss: Remote: (i) the shareholder was never precluded from exercising their rights as such, and (ii) a copy of the agreement is available to the shareholder.

h.	Analysis of impact in the event of an unfavorable decision: Amount to be calculated.

i.	Amount of provision, if any: No provision

31

4.5. For confidential relevant proceedings in which the Issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and give the amounts involved

The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant.

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant, to which the Issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

The Issuer does not have any repetitive or related legal, administrative or arbitration proceedings that are collectively relevant.

We present below a description of the proceedings of this nature affecting the Issuer's financial subsidiaries.

Litigation Arising from Government Monetary Stabilization Plans

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans, better known as Cruzado, Bresser, Verão, Collor I, Collor II and Real, to combat the high and chronic inflation which jeopardized Brazil’s stability for many years.

In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian federal constitution.

These laws, however, started to be questioned by the holders of savings accounts at that time. They claimed alleged differences in monetary corrections in the savings account indexes, arising from changes established by these plans.

Individual claims

The Bank is a party to collective and repeated individual proceedings related to the monetary stabilization plans. Provisions have been recognized for these claims.

Class actions

The Bank is also a party to Brazilian Class Actions proceedings regarding the same issue, filed by the Public Prosecution Office and by consumer protection associations.

A provision is recognized for each new individual claim as it arises.

Controversial case law

There is controversy regarding the case law of the Brazilian Supreme Court arising from the fact that a different treatment from that given to savings accounts has been given to similar economic phenomena. In the case of investments in Bank Deposit Certificates (“CDB”) and corrections applied to agreements in general, the established case law of the Brazilian Supreme Court has been in favor of the constitutionality of the laws governing the monetary stabilization plans. Due to this contradiction, the Confederação Nacional do Sistema Financeiro (“CONSIF”) filed a special proceeding with the Federal Supreme Court (Arguição de Descumprimento de Preceito Fundamental nº 165, or “ADPF 165”), in which the Central Bank filed an amicus brief, arguing the that holders of savings accounts did not incur actual damages, and that the monetary stabilization plans applicable to savings accounts were in accordance with the federal constitution.

Mainly for this reason, the Bank believes in the legality of ADPF 165, and its actions were merely complying with the legal rules that established the monetary stabilization plans, strictly following the determinations of the National Monetary Council and the Central Bank of Brazil.

32

Other civil claims

In addition to litigation arising from government monetary stabilization plans, we are defendants in numerous civil lawsuits arising from different indemnity claims for losses, suffering and property damage, and claims resulting from the ordinary course of our business related to, for example, the contesting of bills, bounced checks and the inclusion of information in the credit protection registry.

As at December 31, 2012, the total amount of provisions related to civil litigation was R$3,732 million.

Tax Claims

In the tax sphere, the conglomerate has several claims in which the levying of Service Tax (ISS) is challenged, and for which a provision of R$ 412 million was recorded at December 31, 2012. The discussions address the following legal questions:

ISS leasing – place of service provision/calculation basis

Companies that carry out leasing operations within the Itaú Unibanco Conglomerate pay ISS (tax on services) to the municipality where the service provider is located, specifically, assessment and approval of credit and monitoring of agreements, pursuant to the current tax rules and regulations.

Several Itaú Unibanco conglomerate companies were assessed and became parties to execution proceedings due to the non-payment of ISS on lease operations in 300 other municipalities where the leased asset is chosen and handed over to the lessee. The calculation basis used in the tax assessment is usually higher than the consideration for the lease. The place where the service is provided and the calculation basis are challenged in these claims.

The matter was found in favor of the banks by the STJ under the procedures for the settlement of repetitive appeals. Once the leading case is judged, the decision will be applicable to all similar cases pending rulings by the STJ or other lower courts.

Pursuant to CVM Resolution No. 489/2005, no provision was recorded, considering the remote chances of losing these cases as a result of the STJ’s decision in favor of taxpayers, as indicated in the previous paragraph.

ISS financial activity

The financial institutions of the Itaú Unibanco conglomerate pay ISS on income resulting from the effective provision of services, such as checking account opening fees and credit card management fees. On the other hand, they are assessed and become parties to tax foreclosures collecting payment of the municipal tax on other income, that is typical of financial activity, such as income from financial operations. The conglomerate believes that the assessed income should not be characterized as arising from a service provision as it is not included in the list of taxed services attached to Supplementary Law No. 116/03, and therefore the collection of ISS is illegal.

Labor Claims

The Issuer did not identify any labor claims in progress as at December 31, 2012 as being significant in terms of the matters or amounts involved. The same was true regarding its subsidiary companies.

4.7. Describe other relevant contingencies that are not included in the previous items

We refer to Note 12 of our consolidated financial statements as at December 31, 2012 already published, which shows that there are provisions for tax contingencies and legal obligations totaling R$ 10,432,925 thousand (R$ 2,820,311 thousand for contingencies and R$ 7,612,614 thousand for legal obligations), and for civil contingencies amounting to R$ 3,731,588 thousand, while for labor proceedings the total amount is R$4,852,246 thousand and for other contingencies the total amount is R$ 192,303 thousand.

33

The main taxes thesis which are subject to provisions are as follow:

		R$ thousand
Tax	Issue	Amount
PIS/COFINS	Billing vs. Gross Revenue: we claim that these taxes should be levied only on revenue arising from sales of goods and services, or even the levying of PIS Repique (5% of income tax due), instead of total gross revenue, alleging the unconstitutionality of paragraph 1, Article 3, of Law No. 9,718/98.	3,493,249
CSLL	Isonomy: we claim that this tax should be levied at the regular rate of 9%, instead of the increased CSLL rate for financial and insurance companies of 15%, alleging the unconstitutionality of Article 41 of Law No. 11,727/08.	1,974,055
IRPJ/CSLL	Taxation of Income Earned Abroad: we claim the exemption of positive results of equity in earnings from investments abroad.	515,616
PIS	Anteriority over Ninety Days and Non-retroactivity: we claim the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the anteriority and non-retroactivity principles, with regard to payments pursuant to Supplementary Law No. 07/70.	382,801

In addition to the balances provided for, Note 12 to our audited financial statements states the balances of civil contingencies evaluated as possible losses amounting to R$ 1,659,612 thousand, and tax contingencies evaluated as possible losses with a total amount of R$ 8,395,270 thousand, which is explained by the main described below.

Main Possible Loss Theses - Tax Contingencies
		R$ thousand
Tax	Issue	Amount
INSS	Non-wage amounts: we are defending the non-levying of this tax on these amounts, mainly profit-sharing, income, transportation vouchers and flat bonuses.	1,400,633
IRPJ/CSLL/PIS/COFINS	Rejection of the Offset Request: the liquidity and certainty of the offset credit are being analyzed	1,355,310
IRPJ/CSLL	Interest on capital: we are defending the deductibility of interest on capital declared to shareholders based on the Brazilian long-term interest rate (“TJLP”) levied on the shareholders’ interest for the year, and for prior years	902,731
IRPJ/CSLL	Losses on the Receipt of Credits and Discounts Granted in Credit Renegotiations: we are defending their deduction as necessary operating expenses, intrinsic to the financial activity.	454,270
ISS	Banking Activities: we understand that the banking activities are not mixed up with services and/or that they are not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	391,538
IRPJ/CSLL	Deduction – Spread: we are defending the deductibility of spreads on the acquisition of investments with expected future profitability.	370,311
IRPJ/CSLL	Profits available abroad: we are defending the application of the Brazilian tax rules (actual profit) and the unavailability of profits as a mere transfer of capital among the Holding’s investees.	328,973

There are no other relevant contingencies in the case of the Issuer.

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4.8. For the rules of the foreign Issuer’s country and the rules of the country in which the foreign Issuer’s securities are held in custody, if different from the original country, please identify:

a) Restrictions imposed on the exercise of political and economic rights

Not applicable, Brazil is the country of origin of the Issuer.

b) Restrictions on outstanding securities and their transfer

Not applicable, Brazil is the country of origin of the Issuer.

c) Cases of cancellation of registration

Not applicable, Brazil is the country of origin of the Issuer.

d) Other issues of interest to investors

Not applicable, Brazil is the country of origin of the Issuer.

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ITEM 5 – MARKET RISKS

5.1. Describe, on a quantitative and qualitative basis, the main market risks to which the Issuer is exposed, including those relating to foreign exchange risks and interest:

The market risk controls implementedt by Itaú Unibanco cover all of the financial instruments contained in all of the portfolios of the companies controlled by Itaú Unibanco Holding.

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risks of transactions subject to variations in foreign exchange rates, interest rates, equities, price indexes and commodities prices, among others.

Market risk management is the process by which an institution plans, monitors and controls the risks of variations in the market values of financial instruments, aiming at the optimization of the risk-return ratio through adequate limit structures, models and management tools.

The market risk measure breaks down transactions into a trading portfolio and banking portfolio, according to the criteria set forth in the Basel Accords, as amended, BACEN Circular 3,354 of June 27, 2007, and Resolution 3,464.

The trading portfolio consists of all transactions, including derivatives, held with the intent to trade in the short term or to hedge other financial instruments of this portfolio, and that have no restrictions on their trading. They are intended to obtain profits from changes in actual or expected prices in the short term, or from arbitrage opportunities.

The banking portfolio is composed of transactions that are not classified in the trading portfolio. Treasury transactions in the banking portfolio are carried out together with the effective management of the financial risks inherent in the group’s overall balance sheet, and are held without the intent to trade in the short term. This portfolio may include derivatives.

The market risk exposure inherent in various financial instruments, including derivatives, is broken down into several risk factors. Market risk factors are primary components of price formation. The main risk factors measured by Itaú Unibanco are as follow:

•	Interest rates: risk of losses on transactions subject to interest rates variations, including:

-	Fixed income interest rates denominated in Reais

-	Coupon rates linked to certain interest rates.

•	Foreign exchange linked interest rates: risk of losses in transactions subject to the currency coupon rate

•	Foreign exchange rates: risk of losses on transactions subject to foreign exchange rate variations

•	Price indices: risk of losses in transactions subject to the variations of price index interest rates

•	Shares: risk of losses in transactions subject to changes in equity prices

•	Commodities: risk of losses in transactions subject to variation in commodities prices

Market risk is analyzed based on the following metrics:

•	Value at Risk (“VaR”): statistical metric that quantifies the maximum expected potential economic losses in normal market conditions, considering a given holding period and confidence interval

•	Losses in Stress Scenarios (Stress Testing): simulation technique to evaluate the impact on the assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective scenarios)

•	Stop Loss Alert: additional stress scenario in which the results are added to the potential maximum losses in bullish and bearish scenarios

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•	Concentration: cumulative exposure of a given asset or risk factor calculated at market value (mark-to-market or “MTM”)

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap analysis: cumulative exposure of cash flow by risk factor allocated at their market value at their maturity dates

•	Sensitivity (DV01 – Delta Variation): impact on the market value of cash flow when a 1.0 basis point change is applied to current interest rates or indexing rate

•	Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, on the implicit volatilities, interest rates and timing

•	Stop Loss: maximum loss that a portfolio classified as a trading portfolio is authorized to reach.

VaR - Consolidated Itaú Unibanco

The internal VaR model used by the Issuer considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a methodology of volatility weighting that confers higher weight to more recent information.

The table below shows the Consolidated Global VaR for the analysis of the exposure to market risk of the portfolios of Itaú Unibanco and its subsidiaries abroad, showing where there are higher concentrations of market risk (subsidiaries abroad: Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A. and Banco Itaú Paraguay S.A. and Itaú BBA Colombia S.A. Corporación Financiera).

The consolidated, maintaining a policy of conservative management and portfolio diversification, continues to operate within lower limits in relation to its capital.

							(in millions of R$)
VaR Global (*)
	Average	Minimum (**)	Maximum (**)	12.31.12	Average	Minimum (**)	Maximum (**)	12.31.11

Group of Risk Factors
Interest rate	191,2	71,8	427,6	348,7	100,9	24,6	222,6	104,8
Foreign exchange linked	20,4	7,3	49,6	11,4	29,5	12,6	59,0	23,6
Foreign exchange rates	25,7	4,6	53,9	8,8	19,1	5,2	38,8	18,0
Price index linked	110,3	14,8	325,0	51,2	17,7	2,5	41,6	21,1
Variable income	24,2	13,6	43,5	16,8	36,9	17,4	57,1	25,2

Foreign units
Itaú BBA International	1,7	0,7	5,1	1,1	2,9	0,4	6,5	1,5
Itaú Argentina	3,0	1,7	5,6	5,5	4,0	1,6	9,4	3,7
Itaú Chile	5,5	3,2	9,6	4,4	5,3	1,9	10,3	5,3
Itaú Uruguay	1,7	0,3	3,4	2,0	0,5	0,2	1,1	0,7
Itaú Paraguay	0,4	0,2	1,4	1,0	0,6	0,2	1,7	0,2
Itaú BBA Colombia	-	-	-	-
Diversification effect				(77,1)				(53,4)
Total	289,7	118,0	601,4	373,7	142,0	74,0	278,5	150,9

(*) Adjusted to reflect the differences in Brazilian tax treatment of the individual classes of assets.

(**) Estimated in local currency and converted into Reais at the closing price on the base date

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Sensitivity Analysis (Trading and Banking portfolio)

The sensitivity analyses of the trading and banking portfolios shown in this report are an evaluation of a snapshot position of portfolio exposure, and therefore do not consider management’s quick response capacity (treasury and control areas and implement risk mitigating measures whenever a situation of high loss or risk is identified, in order to minimize the likelihood of significant losses. In addition, we would point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institution:

			In million of R$
Trading and Banking Portfolio Exposure		12.31.2012
Risk Factors	Risk of variation in:	Scenarios
		I	II	III
Interest rate	Fixed rate in Reais	(3,8)	(95,2)	(189,7)
Foreign exchange linked	Foreign exchange linked interest rates	(1,5)	(36,8)	(72,3)
Foreign exchange	Foreign exchange variation	4,2	(105,3)	(210,6)
Price indices	Inflation linked interest rates	(2,7)	(65,6)	(127,5)
TR	Reference rate linked interest rate	(5,2)	(126,1)	(245,8)
Shares	Share prices	6,6	(166,1)	(332,2)
	Total without correlation	(2,3)	(595,1)	(1.178,2)
	Total with correlation	(1,6)	(416,4)	(824,4)

(*) Amounts net of tax effects.

To measure these sensitivities, the following scenarios are used:

•	Scenario I: Addition of 1 basis point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc.).

•	Scenario II: Shocks at 25 basis points on fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 basis points in currency and share prices, for both growth and contraction, considering the largest resulting losses per risk factor.

•	Scenario III: Shocks at 50 basis points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 basis points in currency and share prices, for both growth and contraction, considering the largest resulting losses per risk factor.

5.2. Describe the market risk management policy adopted by the issuer, its objectives, strategies and instruments, indicating:

The Issuer takes decisions based on analytical tools that enable it to make profitable transactions in safety, aiming at optimizing the risk-return ratio.

The risk management of the Issuer follows the best corporate governance practices recommended by international organizations and the Basel Accords.

The Issuer’s market risk management rules are in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, as amended, a set of principles that guide the institution’s strategy for controlling and manage market risk in all of the business units and organizational entities of Itaú Unibanco.

a) Risks that are intended to be hedged

Hedges are mainly against the risks posed by fluctuations in interest rates, inflation and exchange rates.

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b) Equity hedging strategy

The organization’s equity is managed in domestic currency, and the hedging strategy is aimed at avoiding the changes in significant market factors compromising the equity value.

c) Instruments used for equity hedging purposes

When necessary, the Issuer operates with financial derivatives in the market.

d) Parameters used for managing these risks

The risk management parameters used by the Issuer include market risk metrics such as the following: Value at Risk (VaR), VaR Stress, Control over Stop Loss and Stop Loss Alert, among others.

e) If the issuer carries out transactions involving financial instruments for different equity hedging purposes, and what these purposes are

The Issuer hedges its transactions with clients and proprietary positions, including foreign investments, with the intention of mitigating the risks arising from fluctuations in prices of significant market risk factors, and adjusting the transactions to their current exposure limits. Derivatives are the most frequently used instruments for these hedging activities. In situations in which these transactions are designated for hedge accounting, specific supporting documentation is generated, including the continuous monitoring of the hedge effectiveness (retroactively and prospectively) and other changes in the accounting process. The hedge accounting and economic procedures are governed by the institutional rules in place at Itaú Unibanco.

f) Organizational structure for risk management control

Risk Management and Capital

Itaú Unibanco Holding regards risk management as an essential instrument to optimize the use of its resources and to select the best business opportunities in order to maximize value creation for its shareholders. The purpose of our risk management policy is to identify the internal and external risk events that may affect the strategies of our business and support units, as well as the achievement of their goals, with a potential impact on Itaú Unibanco Holding’s results, capital, liquidity and reputation.

The credit, market, liquidity, operational and insurance risk controls are performed in a centralized manner by an independent risk control unit, in order to ensure that the risks faced by Itaú Unibanco Holding are managed in accordance with our policies and procedures. This independent unit is also responsible for centralizing Itaú Unibanco Holding’s capital management. This centralized control aims to provide the board and senior management with a global view of Itaú Unibanco Holding’s exposure to risks, as well as a prospective view of our capital adequacy, so as to optimize corporate decisions.

Our risk management procedures permeate the entire institution, and are aligned with the guidelines issued by the board and senior management, which, through the Superior Committees described below, determine the overall risk management objectives, expressed as targets and limits for each business unit. The control units, in turn, support Itaú Unibanco Holding’s management by means of monitoring procedures and risk analysis.

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The Capital and Risk Management Committee (“CGRC”) advises the board on Itaú Unibanco Holding’s risk exposure and capital management. The CGRC submits reports and recommendations for the analysis of the board of directors in relation to: (i) supervision of Itaú Unibanco Holding’s risk management and control activities, for the purpose of ensuring their adequacy for the risk levels assumed and to the complexity of operations, as well as complying with regulatory requirements, (ii) review and approval of capital management policies and strategies that establish mechanisms and procedures aimed at maintaining a level of capital compatible with the risks incurred by the institution, (iii) determination of the minimum return on capital of Itaú Unibanco Holding as a whole, and of its business lines, as well as performance monitoring, (iv) supervision of incentive structures, including compensation, aimed at ensuring their alignment with risk control and value creation objectives, and (v) improvement of Itaú Unibanco Holding’s risk culture.

The Audit Committee is responsible for overseeing the quality and integrity of our internal controls and risk management systems, among other functions.

The Superior Risk Policies Committee (“CSRisc”) is the superior risk and capital management body at the executive level, responsible for (i) establishing guidelines consistent with our risk management policies, (ii) approving management-level risk policies with a high impact on capital positions, (iii) defining decision authority levels for the lower level committees, (iv) setting limits combined by type of risk, (v) ensuring consistency of risk and capital management across the Itaú Unibanco Group, (vi) monitoring the process for implementing risk and capital management tools, and (vii) approving risk assessment and capital calculation methodologies.

In addition to the Superior Risk Policies Committee (CSRisc), senior management oversight of risk management is performed through five committees: the Superior Institutional Treasury Committee (“CSTI”), the Superior Institutional Treasury and Liquidity Committee (“CSTIL”), the Superior Credit Committee (“CSC”), the Superior Audit and Operational Risk Management Committee (“CSAGRO”) and the Superior Risk Institutional Policies Committee (“CSNIR”).

The Superior Institutional Treasury Committee (CSTI) and the Superior Institutional Treasury and Liquidity Committee (CSTIL) are responsible for assessing and establishing strategies for market and liquidity risks. The CSTI establishes the exposure limits for market risk and the maximum loss limits of positions based on the limits determined by the CSRisc. The limits are monitored on a daily basis and any breaches are reported to the appropriate level. The CSTIL establishes liquidity limits based on the limits determined by CSRisc, and monitors current and future levels of liquidity in order to manage cash flow.

The Superior Credit Committee (CSC) is responsible for managing large corporate credit risks, including establishing corporate credit policies, coordinating the internal rules on credit limits for financing and guarantees and determining the authority levels to approve credit transactions.

The Superior Audit and Operational Risk Management Committee (CSAGRO) is responsible for operational risks and internal controls, including managing risks associated with our processes and businesses, setting up guidelines for internal audits and the management of operational risks, and analyzing the results from our internal controls and compliance systems.

The Superior Risk Institutional Policies Committee (CSNIR) is responsible for validating and approving our institutional policies on market, liquidity, credit, operational and insurance risk controls, and on capital management.

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In addition to the risk management committees, the Superior Product Committee (“CSP”) approves products, operations, services and processes in Itaú Unibanco Holding, ensuring adherence to customer and unit needs, and is responsible for assessing potential risks for Itaú Unibanco Holding and its public relations. The Superior Foreign Units Committee (“CSEXT”) supervises businesses abroad and is the highest level of authority for approving initiatives, transactions, services and processes in markets where Itaú Unibanco Holding operates outside of Brazil.

As part of our risk control tools, Itaú Unibanco Holding manages proprietary IT systems to comply with the Central Bank’s capital reserve regulations and models. These models are based on the following elements:

•	Economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on liquidity, credit and market positions

•	Market risk metrics such as Value-at-Risk (VaR), losses in stress scenarios, stop loss alerts and concentration

•	Credit risks rating tools, which assign ratings to clients based on statistical models of application and behavior scoring for retail portfolios and proprietary rating models for corporate customers. We also use credit portfolio management models to quantify and allocate economic capital, which is the capital that Itaú Unibanco Holding estimates is sufficient to cover the risks incurred

•	Operational risks, many of which have been evaluated through the use of internal databases and statistical models that monitor the frequency and the severity of internal loss events to quantify the risks and allocate economic capital. Itaú Unibanco Holding is in the process of extending statistical and scenario-based approaches to cover all material operational risks, and

•	Simulations of alternative forms of protection due to liquidity losses and contingency plans for crisis situations in different scenarios.

Itaú Unibanco Holding has processes to calculate the amount of regulatory capital, in accordance with CMN Resolution No. 3,490. The regulatory capital to cover risks takes into consideration the following portions:

•	PEPR: the regulatory capital portion required to cover credit risk and other asset exposure not included in the other portions

•	PCAM: the regulatory capital portion required to cover market risk exposure related to gold and fluctuations in foreign currencies

•	PJUR: the regulatory capital portion required to cover market risk exposure in the trading book related to interest rate fluctuation

•	PCOM: the regulatory capital portion required to cover market risk exposure related to commodity price fluctuations

•	PACS: the regulatory capital portion required to cover market risk exposure in the trading book related to equity price fluctuations

•	POPR: the regulatory capital portion required to cover operational risk exposure.

Complementing the risk management process, we have concluded the implementation of the capital management structure, in compliance with CMN Resolution No. 3,988 of June 30, 2011.

The capital management process supports Itaú Unibanco Holding by means of an ongoing process involving:

•	Monitoring our capital needs under normal and stress scenarios, considering the regulatory requirements and our board’s guidelines

•	The planning of targets and capital requirements, taking into consideration Itaú Unibanco Holding’s strategic objectives

•	The adoption of a prospective posture in relation to capital management.

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g) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The adherence of the Market Risk Control Units and management to the policies and strategies defined by the Superior Committees of the institution are periodically checked by the Internal Controls Area, subordinated to the Risk Controls Area (“ACR”).

The Internal Controls Area is responsible for the periodic quality evaluation of internal controls and the adherence of the processes to the guidelines issued by senior management.

The internal control methodology is based on the following phases:

1)	Mapping of processes, ensuring that they:

•	Enable an understanding of the process

•	Include details of critical controls and activities

•	Are up to date.

2)	Development of the Risk and Control Matrix, addressing:

•	The major risks of each phase

•	Controls considered adequate to mitigate risks, including monitoring compliance with the defined rules and policies.

3)	Analysis and conducting of tests, considering whether:

•	The established tests are adequate to evaluate the effectiveness of controls

•	The documentation on the testing procedure is clear and sufficiently detailed to enable the tests to be repeated

•	The results of the tests effectively indicate the adequacy/inadequacy of the related control.

4)	Reporting control deficiencies to the management of the related business area, for the development of action plans.

5)	Monitoring the implementation of action plans for the correction of the identified control deficiencies.

5.3. State whether, in the previous year, there were significant changes in the main market risks to which the Issuer is exposed or in the risk management policies adopted

During 2012, Itaú Unibanco Holding’s market risk limits control structure, which was more granular and aligned with the business structure and divided the metrics into groups of risk factors for each business unit, was extended to the outside units, expanding the best control practice to all conglomerate’s treasury departments and facilitating centralized management of risk.

In order to continue improving risk control and monitoring practices to reflect the complexity of new products, the volume of transactions and the new regulatory requirements, the treasury risk control area, during 2012, reviewed the totality of the historical market data (prices, curves and volatility surfaces), ensuring the quality of all risk studies and monitoring. Based on this newly reviewed source data, we started the process of adding VaR to the monitoring measures through historical simulation. This is an important step forward in monitoring the market risk on Treasury positions, as it adds to the measurements already taken on a daily basis a new metric widely known and used in the market, which allows potential losses on the current portfolio to be correlated with specific past events. This new metric puts the bank in compliance with the directives issued by the Basel Committee.

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5.4. Supply any other information that the issuer may deem relevant

The Issuer’s market risk management process is subject to the governance and hierarchy of Committees, and limits are specifically approved for risk management support, from aggregated risk indicators (at portfolio level) to granulated limits (at individual desk level) ensuring the effectiveness and coverage of controls. These limits are calibrated based on evaluations of projected results in balance sheets, the amount of shareholders’ equity and the risk profile of each entity, and are defined in terms of risk measurements used in the risk management process. These limits are monitored and controlled on a daily basis and results in excess of these limits are reported and discussed by the competent Committees. Risk reports, issued daily to the CEO, CRO and risk managers, are prompt, complete, accurate and, most importantly, used.

For more information on risk management, see the Investor Relations site at (www.itau-unibanco.com/ir) under the heading: Corporate Governance >> Risk Management - Pillar 3.

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ITEM 6 –ISSUER’S HISTORY

6.1 / 6.2 / 6.3 – Issuer’s incorporation, term of duration and date of registration with CVM

Date of Issuer’s incorporation:	09.09.1943
Type of business organization:	Corporation
Country of incorporation:	Brazil
Term of duration:	Undetermined
Date of registration with CVM:	12.30.2002

6.3. Outline in brief of the history of the Issuer

General

Our legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-2794-3547.

History

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo. Since 1973 we have operated through Banco Itaú S.A., now Itaú Unibanco. Unibanco was founded by the Moreira Salles family in 1924, making it Brazil’s oldest non-state owned bank at the time of the Association.

On November 3, 2008, we announced the combination of the operations of Itaú Holding (currently Itaú Unibanco Holding) and Unibanco Holdings S.A., including its subsidiary Unibanco, and Unibanco’s subsidiaries. The result of this Association was the creation of Itaú Unibanco Holding. Since the final approval of the Association by the Central Bank on February 18, 2009 and by CADE on August 18, 2010, we have fully integrated the operations of the two banks.

According to Bloomberg, as at December 31, 2012, we were the largest bank in Brazil, based on market capitalization.

6.5. Describe the main corporate events, such as takeovers, mergers, spin-offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets, which the Issuer or any of its subsidiaries or affiliated companies have carried out, indicating:

For the purposes of this item, we used as relevance criteria transactions involving amounts higher than R$300 million or which were subject to the disclosure of a material fact during the past three years.

2013

Credicard

Event	Acquisition of Shares and Quotas of Credicard and Citifinancial.

Main conditions of transaction	On May14, 2013, Itaú Unibanco S.A. (“Itaú Unibanco”), Banco Citibank S.A. and its affiliated company Corinth HoldCo LLC (Banco Citibank S.A. and Corinth HoldCo LLC, “Citibank”) signed a purchase and sale agreement for the acquisition of 100% shares issued by Banco Citicard S.A. and 100% of quotas of Citifinancial Promotora de Negócios e Cobrança Ltda. for the amount of R$ 2,767 million. The implementation of the acquisition depends on the approval of the Central Bank of Brazil and CADE.

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Companies involved	Itaú Unibanco S.A.; Corinth HoldCo LLC and Banco Citibank S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco Holding, through its subsidiaries, will hold 100% of shares of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobrança Ltda.

2012

Redecard

Event	Redecard’s Public Tender Offer

Main conditions of transaction

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its affiliates, all of the outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50% of the total capital stock. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (the “Tender Offer Price”). The Tender Offer was successfully completed on September 24, 2012.

As a result of the auction, Itaú Unibanco Holding acquired, through its affiliate Banestado Participações, Administração e Serviços Ltda. (“Banestado”), 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s share capital, bringing the total amount of common shares owned by us to 94.4% of Redecard’s total capital stock. On October 18, 2012, Redecard´s registration as a publicly held company was cancelled. In December 2012, the Issuer started to hold, through its affiliates, 94.4% of Redecard’s shares. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the Tender Offer). The difference between the amount paid and the amount corresponding to the minority interest was recognized directly in the Consolidated Stockholders’ Equity under revenue reserve  amounting to R$11,151 million restated up to December 31, 2012, which net of taxes totaled R$7,360 million.

Companies involved	Redecard S.A, Banestado Participações, Administração e Serviços Ltda. and Dibens Leasing S.A. - Arrendamento Mercantil.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

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Corporate structure before and after the transaction	In December 2012, Itaú Unibanco Holding started to hold, through its affiliates, 100.0% of Redecard’s shares.

Serasa

Event	Sale of shares issued by SERASA

Main conditions of the transaction	On October 22, 2012, Itaú Unibanco Holding, through BIU Participações S.A., entered into a stock purchase agreement with Experian Brasil Ltda., under which it undertook to sell its equity stake, corresponding to 601,403 common shares, in Serasa S.A., a credit bureau. The income before tax from this sale was R$ 1,542 million in the fourth quarter of 2012. The transaction was closed on November 23, 2012.

Companies involved	BIU Participações S.A., Itaú Unibanco S.A., Experian Brasil Ltda. and other financial institutions that held and also sold their equity stake in Serasa S.A..

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer no longer holds any interest in the capital of Serasa S.A.

BMG

Event	Association with Banco BMG S.A. (“BMG”) aiming at the offering, distribution and sale of payroll loans in Brazil.

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Main conditions of the transaction

On July 09, 2012, Itaú Unibanco S.A. entered into an association agreement with Banco BMG S.A., a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. (the “Association”), controlled by Itaú Unibanco S.A., which holds, directly, 70% of the shares issued by the Association. Banco BMG S.A. holds the remaining 30% stake in the Association. The initial capital stock of the Association is R$1 billion. Itaú Unibanco S.A. has the right to nominate the majority of the Board of Directors of the JV and the majority of the officers of the Association, including the Chief Executive Officer. BMG has the right to appoint commercial, operations and collections officers of the Association, subject to Itaú Unibanco S.A.’s approval.

BMG shares its distribution channels with the Association, which has the right to grant 70% of the payroll loans generated by these distribution channels. The remaining 30% of these loans are granted directly by BMG.

The payroll loans granted to Itaú Unibanco S.A.’s clients through Itaú Unibanco S.A.’s branches and other exclusive Itaú Unibanco S.A. channels remain separate from the operations of the Association. In addition, Itaú Unibanco S.A. will provide funding for BMG’s payroll loan transactions of up to R$300 million per month, for a five year term. Itaú Unibanco S.A. and its affiliates have the right to offer their products and services to the Association’s clients.

This transaction was approved by the Brazilian Antitrust Authority (CADE) and the definitive agreements regulating the BMG Association were entered into on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the Association and an agreement for the concession of funds through the assignment of credit rights, which stipulates Itaú Unibanco S.A.’s obligation to grant funding to BMG. The closing of this transaction took place on January 7, 2013 and is subject to approval by the Central Bank of Brazil

Companies involved	Banco BMG S.A. and Itaú Unibanco S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco S.A. became the holder of 70% of the total and voting capital of the Association.

BPI

Event	Sale of shares issued by Banco BPI, S.A.

Main conditions of the transaction

On April 20, 2012, Itaú Unibanco Holding, through its subsidiary IPI - Itaúsa Portugal Investimentos, SGPS, Lda. entered into an agreement for the transfer of its 18.87% interest in the capital stock of Banco BPI, S.A. to Caixabank, S.A. (“La Caixa”), a company of the La Caixa Group.

This transaction was approved by the Central Bank of Portugal on April 30, 2012 and its completion occurred on May 3, 2012, when La Caixa paid to Itaú Unibanco Holding consideration of approximately €93 million for the acquisition.

The transaction produced a positive effect on the consolidated stockholders’ equity amounting to approximately R$106 million, and a negative non-recurring effect of approximately R$205 million on the net income. These effects were recorded in the second quarter of 2012.

Companies involved	IPI - Itaúsa Portugal Investimentos - SGPS, Lda., Banco BPI, S.A. and CaixaBank, S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the issuer’s corporate structure.

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Corporate structure before and after the transaction	After the sale of 18.87% of the shares issued by Banco BPI S.A., the Issuer no longer holds, direct or indirectly, any interest in the capital stock of Banco BPI, S.A.

2011

Event	Purchase of 49% of the shares issued by BSF Holding S.A., the controlling company of Banco CSF S.A. (“Banco Carrefour”).

Main conditions of the transaction	On April 14, 2011, Itaú Unibanco S.A., a subsidiary of Itaú Unibanco Holding, entered into a Share Purchase and Sale Agreement for the acquisition of 49% of Banco CSF S.A. (“Banco Carrefour”) for R$ 725 million. Banco Carrefour is an entity responsible for the offering and distribution, on an exclusive basis, of financial products, insurance and pension plan services in Carrefour Comércio e Indústria Ltda.’s distribution channels operated under the “Carrefour” brand in Brazil. The transaction was approved by the Central Bank of Brazil on April 23, 2012 and was completed on May 31, 2012.

Companies involved	Carrefour Comércio e Indústria Ltda., Banco CSF S.A., Carrefour Promotora de Vendas e Participações Ltda., BSF Holding S.A. and Itaú Unibanco S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members	No change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After the purchase of the 49% shares issued by BSF Holding S.A., Itaú Unibanco S.A. became the indirect holder of 49% of the total and voting capital of Banco Carrefour.

2010

There were no transactions involving amounts higher than R$300 million or which were subject to the disclosure of a material fact.

6.6. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the Issuer, and the current status of such petitions:

None.

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6.7. Other relevant information

In May 2010, Hipercard Banco Múltiplo S.A. (“Hipercard”), a subsidiary of Itaú Unibanco Holding S.A., entered into a partnership with Redecard S.A. pursuant to which, beginning in the second quarter of 2010, Redecard will capture Hipercard transactions and Hipercard will have access to Redecard’s nationwide infrastructure and network, at a national level, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations within its current operational model, as well as increasing its market share and revenue. For Redecard S.A., the partnership should increase its presence in the northeast and southern regions, in which the new brand has a significant share, and it will also support the consolidation of its multibrand platform, with 17 brands in its portfolio, and increase its revenue, considering that Hipercard is the largest Brazilian credit card brand, with over 13 million cards issued.

On June 01, 2010, Bank of America Corporation, a shareholder of Itaú Unibanco Holding S.A., offered, in the form of ADS (each ADS representing one preferred share issued by Itaú Unibanco Holding S.A.), all 188,424,758 preferred shares issued by Itaú Unibanco Holding S.A., corresponding to approximately 8.4% of the outstanding preferred shares issued by Itaú Unibanco and 4.16% of its outstanding total capital stock. This sale was made through a secondary offering of ADS to qualified institutional buyers only. This offering was not registered with the CVM or SEC. Further, on June 11, 2010, Itaúsa – Itaú Investimentos S.A. purchased all 56,476,299 common shares issued by Itaú Unibanco Holding S.A. and owned by BAC, corresponding to approximately 2.5% of the outstanding common shares issued by Itaú Unibanco and 1.2% of its outstanding total capital stock (“Common Shares”). As a result of these transactions, BAC no longer has the right to appoint one member of the Board of Directors of Itaú Unibanco Holding S.A. or to jointly sell its Itaú Unibanco shares in the event of a transfer of control (tag-along rights). Following the purchase of the Common Shares, the total direct and indirect stake held by Itaúsa – Investimentos Itaú S.A. in Itaú Unibanco Holding S.A.’s capital stock increased from 35.43% to 36.68%.

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ITEM 7 - ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the Issuer and its subsidiaries

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E. Johnston, which is a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly owned 38.66% of the shares of our common stock as at March 31, 2013.

Overview

Itaú Unibanco Holding ranked among the twenty largest banks in the world in 2012 and was the largest bank in Brazil, based on market capitalization according to Bloomberg on December 31, 2012. Our principal operations are: (i) commercial banking (including insurance, pension plan and capitalization products, credit cards, asset management and a variety of credit products and services for individuals, small and middle-market companies), (ii) corporate, investment banking and treasury (Itaú BBA), (iii) consumer credit (financial products and services to non-accountholders), and (iv) operations with the market and corporation.

7.2. With respect to each of the operating segments that have been disclosed in the most recent financial statements for the year or, when applicable, in the consolidated financial statements, please indicate the following information:

a) The products and services sold

Our business

Overview

We provide a broad range of banking services to a diverse customer base of individuals and corporate customers. We provide these services on an integrated basis through the following operational segments:

•	Commercial banking

•	Itaú BBA (corporate and investment banking)

•	Consumer credit; and

•	Activities with the market and corporation

The commercial banking business segment offers a wide range of banking services to a diversified base of individuals and companies. Services offered by the commercial banking segment include insurance, pension plan and capitalization products, credit cards, asset management, credit products and customized products and solutions specifically developed to meet customers’ demands. Our marketing strategies are adjusted for each customer profile and implemented through the most suitable distribution channels. We aim to increase the number of products used by our customers, thus diversifying our revenue sources. This segment is an important funding source for our operations, and generates significant financial income and banking fees. The commercial banking segment is comprised of the following specialized areas and products:

•	Retail banking (individuals)

•	Public sector banking

•	Personnalité (banking for high-income individuals)

•	Private banking (banking and financial consulting for wealthy individuals)

•	Very small business banking

•	Small business banking

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•	Middle-market banking (to transition to Itaú BBA in 2013)

•	Credit cards

•	Real estate financing

•	Asset management

•	Corporate social responsibility funds

•	Securities services for third parties

•	Brokerage; and

•	Insurance, private retirement and capitalization products.

Itaú BBA is responsible for our corporate and investment banking activities. Itaú BBA’s management model is based on building close relationships with its customers by obtaining an in-depth understanding of their needs and offering them customized solutions. Corporate activities include providing banking services to large corporations, and investment banking activities include offering funding resources to the corporate segment, including through fixed and variable income instruments. On February 21, 2013, we announced certain changes to our management structure, including our middle-market banking business becoming part of the Itaú BBA operational segment. Data included in our financial statements is based on the organizational structure in place as of December 31, 2012 and, therefore, the previously mentioned change has not been reflected in this information.

Through the consumer credit business segment, we implemented our strategy of expanding our offering of financial products and services beyond our current account holders. As such, this division oversees the financing of vehicles outside of our branch network, credit cards to individuals who are not account holders, and lending to lower income consumers.

The activities with the market and corporation segment manages interest income associated with Itaú Unibanco Holding’s capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), the management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and the marking-to-market of financial assets. This segment also includes the effect of non-recurring items that are not included in the managerial statement of income.

Itaú Unibanco Holding also has a broad range of overseas operations and has built its international presence based on strategically positioned units in the Americas, Europe and Asia. This creates significant synergies in foreign trade finance, the placement of Eurobonds, offering more sophisticated financial transactions, and private banking operations. These operations are presented in the commercial banking and Itaú BBA segments.

Commercial Banking

Overview of Accountholder Products and Services

We have a large and diverse portfolio of products to address our customers’ needs. The main products available to our accountholders are:

•	Credit: personal loans, overdraft protection, payroll loans, vehicles, credit cards, mortgage and agricultural loans, working capital, trade note discounts and exports

•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts and capitalization plans

•	Services: insurance (life, home, credit/cash cards, vehicles, loan protection, among others), exchange, brokerage and others.

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Retail Banking

Our core business is retail banking, which serves individuals with a monthly income below R$10,000. On December 31, 2012, we had over 17.9 million customers and 4,488 branches and CSBs. Our retail banking operations are present in all Brazilian states and in cities that together represented more than 85.0% of Brazil’s individual domestic consumption as at December 31, 2012.

We classify our retail clients in accordance with their income and profile:

•	Itaú retail customers, who earn less than R$4,000 or R$5,000 per month, depending upon the region

•	Itaú Uniclass customers, who earn more than R$4,000 or R$5,000 per month, depending upon the region

•	Specialized account managers provide services to Itaú Uniclass customers who also have access to certain customized products.

For the year ended December 31, 2012, credit products represented 66.3% of our consolidated revenue from retail banking, while investments represented 17.2% and services and other fee-based products represented 16.4%.

Our strategy is to offer high quality and differentiated banking products to our retail banking customers. As part of this strategy, Itaú Unibanco now serves two retail segments: (i) Itaú Uniclass serves customers with differentiated needs who require a more diversified service with separate areas within branches, and (ii) Itaú retail serves all other customers. This diversified relationship concept is interwoven by “Itaú 30 horas”, a convenience service that enables users to carry out banking transactions through ATMs, telephones, mobiles, on the internet and in branches.

Public Sector

Our public sector business operates in all areas of the public sector, including federal, state and municipal governments (in the executive, legislative and judicial branches). As at December 31, 2012, we had 3,833 public sector customers. To service these customers, we use platforms that are separate from the retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public agency assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions.

Itaú Personnalité

Itaú Unibanco began providing customized services to higher-income individuals in 1996 with the creation of Itaú Personnalité. Itaú Personnalité serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000.

Itaú Personnalité’s focus is delivering (i) financial advisory services through its managers, who understand the specific needs of our higher-income customers, (ii) a large portfolio of exclusive products and services, and (iii) special benefits based on the type and length of relationship with the customer, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network comprised of 240 branches, located in the main Brazilian cities. Itaú Personnalité customers also have access to Itaú Unibanco network of branches and ATMs throughout the country, as well as internet and telephone banking.

Itaú Private Bank

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing wealth management services to Latin American high net worth individuals. Approximately 600 employees focus on offering financial consulting services to clients with at least US$1.5 million in assets to invest in Brazil or US$1 million to invest in our branches in Switzerland or the United States. In addition, we provide our customers with a full range of banking products and services. As at December 31, 2012, our private banking activity had assets under management equivalent to US$89,182 million. Fees earned from our private banking customers are, in most cases, a function of assets under management.

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Wealth management services are provided by teams of experienced relationship managers based in Brazil, the United States, Chile, Switzerland, Uruguay and Paraguay, and supported by investment specialists who recommend the most appropriate solutions for each individual risk profile. We serve our customers’ needs for offshore wealth management solutions in major jurisdictions through independent institutions: in the United States through Banco Itaú Europa International and Itaú Europa Securities, in Switzerland through Banco Itaú Suisse, in Luxembourg through Banco Itaú Europa Luxemburgo, in the Bahamas through Itaú Bank & Trust Bahamas and in the Cayman Islands through Itaú Bank & Trust Cayman. As part of our strategy, Itaú Unibanco Holding decided in September 2011 to reorganize its operations in Europe, and the private banking operations of Banco Itaú Europa Luxembourg are expected to be gradually transferred to Banco Itaú Suisse.

On August 21, 2011, Itaú Private Bank International entered into a joint venture with MCC to develop the Chilean private banking market. With over 29 years of experience, MCC is a leading wealth management services provider in Chile acknowledged for its expertise in global fixed income. The new institution retained the name of Munita, Cruzat & Claro.

Itaú Private Bank has received the following awards, among others, in recent years:

•	“Best Private Bank in Latin America 2010, 2011 & 2012” and “Best Private Bank in Brazil 2012” from PWM/The Banker magazine;

•	“Outstanding Private Bank — Latin America 2009, 2010, 2011 & 2012” from Private Banker International

•	“Best Private Banking Services Overall in Brazil 2008, 2009, 2010, 2011 & 2012”, “Best Private Bank for Ultra High Net Worth Individuals in Uruguay 2012”, “Best Private Bank in Peru 2011” and “Best Private Bank in Chile 2010” from Euromoney Magazine.

Very Small Business Banking

Our very small business banking office managers are trained to offer customized solutions and provide detailed advice on all products and services to very small companies. Our strategy is to capture market opportunity by meeting the needs of these companies and their owners, particularly with respect to the management of cash flow, credit facilities, investment needs and services.

As at December 31, 2012, we had 259 very small business banking offices located throughout Brazil and approximately 2,800 managers working for over 1.4 million small business customers. In 2012 we focused on clients with good credit quality, seeking to decrease credit losses.

Loans to very small businesses totaled R$5,438 million as at December 31, 2012.

Small Business Banking

We have structured our relationships with small business customers through the use of specialized offices since 2001. As at December 31, 2012, we had 377 offices located nationwide in Brazil, approximately 2,600 managers and provided services to approximately 500,000 companies with annual revenue from R$500,000 to R$6 million.

All of our managers are certified by ANBIMA, and throughout the year they receive training to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and rates customized to their needs.

Loans to small businesses totaled R$14,267 million as at December 31, 2012.

Middle-Market Banking

As at December 31, 2012, we had approximately 119,000 middle-market corporate customers that represented a broad range of Brazilian companies. Our middle-market customers are generally companies with annual revenue from R$6 million to R$150 million. As of December 31, 2012, we had approximately 1,600 managers focused on middle-market customers, working at 245 specialized offices located at key branches.

We offer a full range of financial products and services to middle-market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market customers, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We also offer our middle-market customers collection services and electronic payment services. We are able to provide these services for virtually any kind of payment, including Internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of our customers.

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Loans to middle-market businesses totaled R$48,308 million as at December 31, 2012.

Credit Cards and Commercial Agreements

We are the leading company in the Brazilian credit card market, based on transaction volume as at December 31, 2012. Our subsidiaries, Banco Itaucard and Hipercard Banco Múltiplo S.A. (“Hipercard”), offer a wide range of products to 33.3 million credit card accounts as at December 31, 2012, including Itaú Unibanco’s current account holders and non-account holders and also to clients from business partnerships and joint ventures. In the year ended December 31, 2012, the volume of credit card transactions was R$174,529 million, a 13.2% increase from the prior year.

We have developed a strong presence in the consumer finance sector through our strategic alliances and commercial agreements with leading retailers in Brazil. Since 2001, when we established the first partnership, these alliances have been supporting our credit card and consumer finance business through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

In August 2012, we launched a new credit card, Itaucard 2.0, a new product in the Brazilian market with an interest rate structure more similar to international markets, including lower rates which accrue from the date of purchase instead of the invoice due date, and with a maximum monthly limit of 5.99%. New customers receive the new card, and existing customers can also receive Itaucard 2.0 with the option of going back to their previous credit card. In addition, monthly credit card interest rates for accountholders and non-accountholders are less than 10.0%.

Our main challenges in the credit card business are to continually improve our portfolio profitability and manage the quality of our assets. To this end, our credit card division focuses on the development of new products, assessment of our partnerships, control of the credit quality of our portfolio and more efficient cost management.

Real Estate Financing

As at December 31, 2012, we had approximately R$26,135 million in outstanding real estate loans, already considering the sale of R$389 million of our mortgage portfolio for the Fundo de Garantia por Tempo de Serviço (“FGTS”), the Brazilian social security fund.

Given our expectations of growth over the next several years in the mortgage market in Brazil, we are investing in the operational platform in order to reduce costs and improve quality for our customers. We are also developing our distribution channels for mortgage loans by focusing on our branch network and developing our relationships with real estate brokers. We have partnerships with two of the largest real estate brokers in Brazil: LPS Brasil Consultoria de Imóveis S.A. and Coelho da Fonseca Empreendimentos Imobiliários Ltda. These two long-term partnerships provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

According to Brazilian regulations, financial institutions are required to allocate at least 65.0% of their savings accounts balances to fund mortgage financing, of which 80.0% must be used to finance properties with values lower than R$500,000 and must have annual interest rates lower than 12.0%.

Payroll Loans

A payroll loan is a credit transaction with fixed installments directly discounted from the customer’s payroll. Through the BMG Association, which was established in July 2012 and which has been operational since December 2012, we aim to achieve a leading position in the offering, distribution and sale of payroll loans in Brazil, in line with our strategy of expanding our activities with businesses with historically lower spreads and losses. The BMG Association was structured as a new business, with Itaú Unibanco holding 70.0% of the capital stock of the BMG Association and Banco BMG holding the remaining 30.0%. Payroll loans granted to Itaú Unibanco’s customers through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the joint venture.

Our payroll loan portfolio, including the portfolio acquired from Banco BMG, reached R$12,929 million as at December 31, 2012.

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Itaú Asset Management

According to ANBIMA, as at December 31, 2012, we were Brazil’s largest fund manager among private banks, with R$329,700 million in total net assets under management and a 14.6% market share. As at that date, we had approximately 2 million customers, including retail, corporate, Brazilian and foreign institutional investors, and private banking clients. At the same date, we provided portfolio management services to approximately 600 mutual funds and 890 tailor-made mutual funds.

Our investment management team is specialized in asset classes and consisted of 119 professionals as at December 31, 2012, making it one of the largest teams conducting Latin American research and portfolio management, based in São Paulo, Santiago, Buenos Aires and New York.

In October 2012, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained the M1 (bra) credit rating of our asset management business unit, the highest rating granted to asset managers. We have been rated M1 since 2003.

Corporate Social Responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social or “FIES”), launched in 2004, is a socially responsible investment fund. It invests in the shares of companies with superior corporate social responsibility practices with the goal of achieving higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria relating to companies: corporate social activities, environmental protection aspects and good corporate governance practices.

In addition, every year the fund manager donates 50.0% of FIES’s accumulated asset management fees to social projects in the following categories: environmental education, employment education and childhood education. The projects are selected by the FIES Advisory Board, which is comprised of market leaders and sustainability specialists. Since its launch in 2004, FIES has donated approximately R$20 million to social projects from 116 NGOs, which have supported approximately 22,000 children and approximately 2,000 educators.

As at December 31, 2012, FIES had net assets of R$274 million, while donations to social projects totaled more than R$2.4 million. Fifteen projects were selected to receive up to R$120,000 each. UNICEF Brazil received an amount of R$240,000 and R$600,000 was spent on analyzing and visiting applicants’ projects, training, monitoring and providing technical support for the selected projects. The selected organizations also have access to an online platform through which they can interact with other peer organizations and technical partners.

Securities Services

Itaú Securities Services is composed of four main business lines: local and international custody, fiduciary services, and corporate solutions. Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary customers, representing approximately 1,600 customers in 21 countries. On December 31, 2012, Itau Securities Services reached R$3,159,472 million of assets covered by its services.

The local custody and fiduciary services business provide services such as custody, fund accounting, administration, supervision and contracting of services for local investment funds and other funds. As at December 31, 2012, Itaú had R$725,268 million of assets under custody, representing an increase of 22.7% compared to December 31, 2011.

The international custody services business provides custody and depository services for international institutional customers and depository receipt programs. As at December 31, 2012, we had R$214,445 million of assets under custody, representing a decrease of 7.4% compared to December 31, 2011.

Our corporate solutions services consist of acting as a transfer agent and shareholder service provider for Brazilian companies issuing equity, debentures and promissory notes. We are currently the registrar agent to 229 companies listed on BM&FBovespa (the Brazilian securities, commodities and futures exchange), which represents 62.9% of the listed companies on that exchange. Moreover, as at December 31, 2012, we were the transfer agent for 307 debentures offerings in the Brazilian market, representing 47.4% of the debentures market in Brazil. We also provide collateral agent services for corporate clients.

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In 2012, Itau Securities Services received industry awards voted on by customers as the Best Brazilian Custodian for domestic customers (5th consecutive year), international customers (4th consecutive year) and was recognized as a Top Rated service provider in the region Americas and Caribbean (2nd consecutive year) according to Global Custodian Magazine. Also in 2012, we were recognized by Global Finance as Best Custodian in Brazil for international customers. The management and business governance model was awarded the Gold Medal by the Management Excellence Institute of São Paulo.

Brokerage

Itaú Corretora de Valores S.A. has been providing brokerage services on BM&FBovespa since 1965. The brokerage services are also provided to international customers via our broker-dealers in New York, Hong Kong and Dubai.

In 2012, Itaú Corretora was ranked fifth in terms of BM&FBovespa equity trading volume, among all brokers, and fourth in terms of the number of commodities and derivatives contracts.

Insurance, Private Retirement and Capitalization Products

Insurance

As at December 31, 2012, according to SUSEP, we were one of the leading providers of insurance in Brazil based on aggregate insurance premiums, including our indirect 30% share in Porto Seguro, excluding health insurance and VGBL (a private retirement plan providing annuity benefits). For regulatory purposes VGBL is considered life insurance. For the year ended December 31, 2012, our insurance premiums totaled approximately R$9,246 million (including R$2,518 million from our 30% share in Porto Seguro).

Our main lines of insurance are (i) life and casualty (excluding VGBL; see “— Private Retirement Plans”), (ii) extended warranties, and (iii) property, which accounted for 31.4%, 14.8% and 16.7% of insurance premiums, respectively, for the year ended December 31, 2012. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels. We reinsure a portion of the risks we underwrite, particularly large marine property and casualty risks that exceed the retention limits we have established within regulatory limits.

Risks that exceed the retention limit must be ceded to licensed Brazilian reinsurers in accordance with Supplementary Law No. 126, published on January 15, 2007, and the SUSEP regulations, published on December 17, 2007.

Our strategy to increase our level of penetration in the Brazilian insurance market varies by market. In the high risk market, we intend to grow our market share through independent local brokers and multinational brokerage firms. For individuals and small and medium company markets, we focus on operations within our banking customer base to increase customer penetration. We are working on improving customer penetration in property and casualty insurance for small and medium companies. Our customer relationship management has implemented several advances and the development of specific products for different segments allows more efficient use of each marketing channel (our branches, telemarketing, Internet, ATMs and bank teller terminals).

Porto Seguro

Itaú Unibanco Holding and Porto Seguro operate under an agreement that provides for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products of Porto Seguro to customers of Itaú Unibanco Holding in Brazil and Uruguay (the “Porto Seguro Alliance”). Itaú Unibanco Holding indirectly owns 30.0% of Porto Seguro’s capital stock. Itaú Unibanco Holding is entitled to nominate two members of the board of directors of both Porto Seguro and its parent company, Porto Seguro Itaú Unibanco Participações S.A.

XL

In May, 2010, Itaú Seguros acquired XL Swiss Holding Ltd.’s participation in Itaú XL Seguros Corporativos S.A. (“Itaú XL”) from XL Capital Ltd. (“XL Capital”), such that Itaú XL was wholly owned by us and was subsequently merged with and into Itaú Seguros. In November 2010, SUSEP approved the change of Itaú XL’s corporate name to Itaú Unibanco Seguros Corporativos S.A. At that time, a separate arrangement was entered into by which Itaú Seguros provided insurance to XL Capital’s clients in Brazil and XL Capital’s Global Program clients with operations in Brazil. In March 2012 this agreement expired, in accordance with its terms.

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Private Retirement Plans

As at December 31, 2012, balances under private retirement plans (including VGBL but excluding our 30.0% interest in Porto Seguro) totaled R$ 81,151 million, an increase of 28.3% compared to December 31, 2011. As at December 31, 2012 we had R$82,604 million in assets related to private retirement liabilities (including VGBL but excluding our 30.0% interest in Porto Seguro). As at December 31, 2012, we were the second largest private retirement plan manager in Brazil based on total liabilities according to SUSEP.

Capitalization Products

Capitalization products are savings account products that generally require a customer to deposit a fixed sum with us, to be returned at the end of an agreed upon term with accrued interest. In return, the customer is automatically entered into periodic drawings for the opportunity to win a significant cash prize. As at December 31, 2012, we had 11.8 million capitalization products outstanding, representing R$2,892 million in liabilities, with assets that function as guarantees amounting to R$2,998 million. We distribute these products through our retail network, electronic channels and ATMs. These products are sold by our subsidiary, Cia. Itaú de Capitalização S.A. During 2012, R$2,028 million of capitalization products were sold and we distributed over R$36.6 million in cash prizes to 4,177 customers.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. As at December 31, 2012, Itaú BBA offered a complete portfolio of products and services to approximately 2,600 companies and conglomerates in Brazil through a team of highly qualified professionals. Itaú BBA’s activities include the typical operations of a commercial bank, capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve performance tailored to its clients’ needs.

As at December 31, 2012, our corporate loan portfolio reached R$158,534 million. Foreign currency loans were the main contributors to the growth of our corporate loan portfolio in 2012. On a consolidated basis, we had total outstanding foreign currency loans of R$43,481 million as at December 31, 2012, an increase of R$8,101 million compared to December 31, 2011.

In investment banking, the fixed income department acted as a bookrunner or manager in the issue of debentures, promissory notes and securitization transactions that totaled R$23,519 million in the year ended December 31, 2012. According to ANBIMA, Itaú BBA was the market leader in the distribution of fixed income in 2012 with a 29.5% market share. In the international debt markets, Itaú BBA acted as joint bookrunner of offerings with a total volume of US$19,108 million in the year ended December 31, 2012, reaching first place in terms of number of offerings in BondRadar’s ranking of Brazilian companies issuing in Reais and Dollars.

In addition, Itaú BBA advised on 70 mergers and acquisitions transactions, with an aggregate deal volume of US$17,213 million in 2012, and was the market leader in terms of number of transactions, according to Thomson Reuters.

During 2012, Itaú Corretora acted as a broker-dealer for transactions totaling R$199.1 billion of shares listed on BM&FBovespa for individual, institutional, foreign and company customers. During 2012, Itaú Corretora was in fifth place in the ranking of brokerages, with a 5.6% market share. In the futures market, Itaú Corretora was in fourth place in the ranking of brokerages, with a market share of 9.3% according to BM&FBovespa.

In 2012, Itaú BBA maintained its leadership in CETIP, a Brazilian clearing house for custody and financial settlement of securities, in terms of volume of derivatives transactions with companies, mainly transactions hedging exposures to foreign currencies, interest rates and commodities. The volume of contracted transactions in the year ended December 31, 2012 was 36.7% higher than in the year ended December 31, 2011.

Aiming to expand its activities to other Latin American countries, Itaú BBA began operations in Colombia in 2012, with a capital of US$200 million. We believe that Colombia offers favorable growth opportunities and a stable economic scenario. We intend to gradually develop a range of products and services similar to that of Itaú BBA in Brazil.

We have focused on assessment practices and mitigation of environmental risks seeking to ensure the sustainability of the cash flow of our customers and manage our credit risk. These practices have been disseminated to other market participants through programs and partnerships with customers and international organizations such as the outreach program for Latin America.

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Coordinated by Itaú BBA, the outreach program has the support of the International Finance Corporation, the Inter-American Development Bank and the United Nations Environment Program Finance Initiative, and is a forum for the dissemination of good practices in environmental risk analysis in project financing among major players in the financial market in Latin America, where Itaú BBA has operating units. Itaú BBA is also involved in the public review of the new version of the Equator Principles in Brazil, which is also under public review in London, Vienna and Toronto, in which banks, consultants, law firms and NGOs participated. Due to the impact of these initiatives, and our leadership role, we were invited also to participate in forums and discussions in Turkey, China and Germany where we discussed our risk management practices in response to environmental macroeconomic and financial challenges expected in the coming years.

In 2012, Itaú BBA was recognized as the “Most Innovative Investment Bank in Latin America” for the third time, an award granted by the UK magazine The Banker — Financial Times Group. For the fifth consecutive year, Itaú BBA was chosen by Euromoney as the “Best Bank for Cash Management in Brazil” and is among the top three in the category “Best Regional Cash Management Latam”. In order to determine the best in the segment, the magazine assesses the quality of service, technical support, knowledge in the field, commitment and innovation, according to the perceptions of the client companies. For the fourth consecutive year, Itaú BBA was recognized as the “Best Trade Finance Bank in Brazil” by Global Finance, which elects banks offering better products and conditions for financing foreign trade. Itaú BBA also received awards for “Deal of the Year” for two project finance transactions in Latin America in oil & gas and public-private partnerships, “Best Investment Bank in Latin America” and “Best Emerging Market Banks in Latin America” from Global Finance. Itaú BBA was also recognized for its equity offerings and mergers and acquisitions deals as “Best Equity House of the Year” and “Deals of the Year 2011” Latin Finance and “Deal of the Year” by Euromoney.

Consumer Credit

Vehicle Financing

As at December 31, 2012, our loan portfolio of vehicle financing, leasing, consortium and lending through the National Industrial Finance Authority (Financiamento de Máquinas e Equipamentos or “FINAME”) consisted of approximately 3.6 million contracts, of which approximately 68% were non–account holder customers. This loan portfolio reached R$56,094 million as at December 31, 2012, representing a market share in Brazil of approximately 26.9%, from R$64,871 million in 2011.

The vehicle financing sector in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to ABEL, the Brazilian association of leasing companies, we were the largest leasing company in Brazil in terms of the present value of these operations as at December 31, 2012.

We finance vehicles through 12,847 dealers as at December 31, 2012. Sales are made through computer terminals installed in the dealerships that are connected to our computer network through the Internet. Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. Applications with high credit scores are subject to electronic validation according to our credit policy and by credit bureaus and, upon verification, are automatically approved. Approximately 93.4% of our credit approvals in 2012 were automatically approved, because our scoring models permit pre-approvals for our customers, which provide us with a very efficient tool and high credit approval performance.

Due to an increase in our non-performing loan ratio of vehicle loans in 2012, which followed the general trends observed in the Brazilian financial market, we adopted stricter requirements for granting loans, including term reduction and an increased downpayment policy, in addition to classifying customers into groups based on their level of indebtedness.

The truck financing division reached R$3,338 million in loans as at December 31, 2012, from R$4,268 million as at December 31, 2011. Loans relating to motorcycles reached R$808 million and the division of light vehicles reached R$17,951 million as at December 31, 2012, from R$1,475 million and R$25,456 million, respectively, as at December 31, 2011.

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Itaú Unibanco Acquirer Business (Redecard & Hipercard)

Redecard is one of the two largest multi-brand acquirers of credit, debit and benefit card transactions in Brazil. Its activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from sales made with credit cards), rental of point-of-sale (“POS”) terminals, check verification through POS terminals, and the capture and transmission of transactions using coupons, private-label cards and loyalty programs. Once we held 50.0% plus one share of Redecard’s capital stock starting on March 30, 2009, Redecard became a subsidiary of Itaú Unibanco and its results were presented on a consolidated basis in our financial statements. As part of a public tender offer aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM, which was completed on September 24, 2012, and as a result of the auction, we acquired additional shares of Redecard, representing 44.4% of Redecard’s share capital. On October 18, 2012, Redecard’s registration as a publicly held company was cancelled. As at December 31, 2012, we held, through affiliates, 100.0% of Redecard’s shares, as a result of subsequent purchases.

In May 2010, Hipercard, also a subsidiary of Itaú Unibanco, entered into an agreement with Redecard, pursuant to which, beginning in the second quarter of 2010, Redecard started acquiring Hipercard transactions and Hipercard had access to Redecard’s nationwide infrastructure and network, which improved the efficiency and speed of Hipercard’s merchant affiliations.

In 2012, Redecard and Hipercard’s acquirer service revenue totaled R$ 4,003 million, representing an increase of 9.8% from 2011 due to the capture in 2012 of R$277,618 million in transactions with credit cards and debit cards, an increase of 10.1% from 2011. The number of transactions captured and processed reached 3,307 million, representing an increase of 8.7% from 2011. In December 2012, we had 1.4 million installed POS terminals throughout Brazil.

The following table sets forth the financial volume of transactions in millions of Reais and the quantity of transactions of credit and debit cards processed by Itaú Unibanco in 2012 and 2011:

	Financial Volume		Transactions
	2012	2011	2012	2011
	(In millions of R$)		(In millions)
Credit cards	183,451	172,927	1,670	1,608
Debit cards	94,167	79,207	1,636	1,433
Total	277,618	252,134	3,307	3,042

International Operations

The following information refers to our main operations in Latin America (Argentina, Chile, Uruguay, Paraguay and Colombia). We are also present in the Mexican credit card market, through Itaucard México, and in Peru, with an Itaú BBA representative office.

Banco Itaú Argentina

We started our operations in Argentina in 1979, focusing on large companies with business ties with Brazil. In 1994, we initiated our retail operations in Buenos Aires. In 1998, we increased our presence by buying Buen Ayre Bank, subsequently renamed Itaú Argentina.

As at December 31, 2012, Banco Itaú Argentina had approximately 346,300 customers. Compared with 2011, this represents a 23.1% increase in the number of customers. As at December 31, 2012, Banco Itaú Argentina had assets of R$4,127 million, loan and leasing operations of R$2,955 million, deposits totaling R$3,102 million and stockholders’ equity of R$ 465 million. As at the same date, Banco Itaú Argentina had 75 branches, 194 ATMs, and 20 CSBs.

Banco Itaú Argentina offers products and services in corporate banking, small- and medium-sized enterprises (“SMEs”) and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our SME business provides credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle- and upper-income customers and services offerings include current and saving accounts, personal loans and credit cards.

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Banco Itaú Chile

Banco Itaú Chile started its official activities on February 26, 2007, when BAC transferred to us the operations of BankBoston Chile and BankBoston Uruguay. In 2011 we acquired the high net worth customer portfolio of HSBC Bank and, in 2012, we completed the acquisition of 50% of MCC, a leader in wealth management in Chile. In order to continue to grow in the retail segment, we plan to open new branches in 2013 and 2014.

As at December 31, 2012, our consolidated Chilean operations had R$23,555 million in assets, R$18,213 million in loans and leases, R$14,522 million in deposits, and R$2,802 million in stockholders’ equity. According to the Chilean banking and financial institutions regulator (Superintendencia de Bancos e Instituciones Financieras — “SBIF”), as of that same date, Banco Itaú Chile ranked eighth in the Chilean loans and leases market with a 4.21% market share, and ranked fifth in terms of the number of demand deposit accounts in the private sector.

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business. The retail segment focuses on the upper-income segment that, as at December 31, 2012, accounted for 60.0% of Banco Itaú Chile’s total revenue. As at December 31, 2012, Banco Itaú Chile had 70 ATMs and 91 branches. Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenue of between US$2 million and US$100 million). Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities such as syndications and private placements. It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing strategy. Treasury products such as foreign exchange and derivatives are a key part of this strategy.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, the largest credit card issuer in Uruguay, OCA S.A. (“OCA”), and the pension fund management company Unión Capital AFAP S.A. (“Unión Capital”), making us one of the leading financial operations in Uruguay. Our strategy in Uruguay is to serve a broad range of customers through customized banking solutions. As at December 31, 2012, our operations in Uruguay had R$ 6,397 million in assets, R$2,919 million in loans and leases, R$4,930 million in deposits and R$ 541 million in stockholders’ equity.

Banco Itaú Uruguay ranked second in terms of asset volume among the non-state owned banks in Uruguay, as at December 31, 2012, according to the Uruguayan Central Bank (Banco Central del Uruguay) (“BCU”).

The retail banking business is focused on individuals and small business customers, with more than 240,500 customers as at December 31, 2012. The core branch network is located in the metropolitan area of Montevideo with 17 branches. In addition, Banco Itaú Uruguay has branches in Tacuarembó, Salto, Paysandú, Mercedes and Punta del Este. Banco Itaú Uruguay has a leading position in the debit card segment of non-state owned banks in Uruguay with 17.8% market share as at December 31, 2012, according to BANRED (a network of ATMs in Uruguay), and a leading role as a credit card issuer (mainly Visa), with a 30.9% market share as t December 31, 2012 based on the aggregate amount of credit card purchases in Uruguay according to Visanet Compañía Uruguaya de Medios de Procesamiento S.A. Retail products and services are focused on the middle and upper-income segments, and also include current and savings accounts, payroll, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking business unit provides a full portfolio of local and international financial market products.

OCA is the main credit card issuer in Uruguay, with a 39.7% market share based on the aggregate amount of credit card purchases in Uruguay as at December 31, 2012, and an approximately 50% market share in terms of number of transactions processed. OCA performs the three main credit card operations: customer acquisition, issue of cards and transaction processing. The main products offered by OCA are credit cards and consumer loans and it had approximately 436,800 customers and a network of 36 points of service as at December 31, 2012.

Unión Capital is a pension fund management company which has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As at December 31, 2012, it had approximately 246,000 customers and managed US$1,673 million in pension funds, with a market share of 16.4%, according to the BCU.

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Banco Itaú Paraguay

Banco Itaú Paraguay S.A. (“Banco Itaú Paraguay”), formerly known as Interbanco, was set up in Paraguay in 1978 and has become one of the largest banks in the Paraguayan financial market. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since July 12, 2010. As at December 31, 2012, Banco Itaú Paraguay had 36 branches, approximately 338,700 customers and 246 ATMs.

Banco Itaú Paraguay’s products and services operate under the following structure: corporate banking (small and medium-sized businesses, agribusiness, large companies, institutional clients) and consumer banking (individuals and payroll customers). Its main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on payroll customers. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness segment, which has experienced attractive credit performance. Banco Itaú Paraguay has been the most profitable bank in Paraguay for the past eight years. As at December 31, 2012, Banco Itaú Paraguay had R$ 4,891 million in total assets, including R$3,056 million in loans and leases, R$3,648 million in deposits and R$706 million in stockholders’ equity.

Banco Itaú Paraguay is also recognized by launching innovative products and services. It provides its customers with various products and services, such as International Debit Card Cirrus Maestro and the Internet Banking Service Interhome Banking and also offers banking customer information through mobile phones with the Click Banking service.

Itaú BBA Colombia

In April 2012, we obtained permission from the Colombian regulatory authorities to structure our wholesale and investment bank operation through Itaú BBA SA Colombia — Corporación Financiera, which was incorporated in June 2012 with initial share capital of approximately US$100 million. Our operating license was issued by the Superintendencia Financiera de Colombia (Financial Superintendence of Colombia) in October 2012, after an additional capitalization of approximately US$100 million. We expect to gradually grow our Colombian operations throughout 2013.

Itaú BBA’s target market in Colombia is composed of institutional investors and large Brazilian companies operating in Colombia, as well as Colombian companies operating in Brazil. The product portfolio is expected to include loan operations, foreign trade financing, foreign exchange and derivatives, and investment bank activities, such as advising on mergers and acquisitions and access to capital markets.

Itau BBA International

In order to consolidate and expand our operations in Europe, we decided to transfer the central administration and registered offices of Itau BBA International, then Banco Itaú BBA International, S.A., a Portuguese credit institution authorized and regulated by the Central Bank of Portugal (“Banco Itaú BBA International”), from Lisbon to London by means of a cross-border merger (the “Merger”) of Banco Itaú BBA International into Itau BBA International Limited (“Itau BBA International”), an English credit institution authorized and regulated by the United Kingdom’s Financial Services Authority. On January 10, 2013, the Companies Court of the High Court of Justice, Chancery Division, issued an order for the completion of the Merger. The Merger had effect from February 1, 2013, on which date the assets and liabilities of Banco Itaú BBA International were transferred by operation of law to Itau BBA International and Banco Itaú BBA International ceased to exist as a separate legal entity. These initiatives are aimed at enabling Itau BBA International to improve its performance and sources of funding, expand its customer base, strengthen its position as an international platform for the group, achieve greater diversification of risk and increase profitability indicators.

Itau BBA International is focused mainly on two lines of business:

•	Corporate & Investment Banking — This segment supports the financial needs of companies with international presence and operations and is an important player in the segment of international financial operations associated with trading finance and investment relations between Latin America and Europe. The various services provided include the origination of structured financing and risk hedging operations, including exchange rate and interest rate derivatives, particularly involving the European parent corporations of companies in Latin America, the financing of exports among Itaú Unibanco’s best corporate clients and European companies, advisory and financing services to European companies investing in Latin America, and also to Latin American companies undergoing the internationalization process. This segment also includes all of the activities conducted by Itaú Unibanco Group in the financial, capital and derivatives markets, both to meet the need for financing the other activities of Itaú Unibanco Group and to develop financial intermediation activities and the management of its assets. These activities involve funding and applications in interbank markets, the issue of debt securities and structured funding products, intermediation (creation and distribution) of debt securities for clients, particularly large companies and groups, clients of Itaú Unibanco Group, investment and trading securities, derivatives and structured products, with institutional investors and corporate clients.

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•	Private Banking — The international Private Banking business is conducted by Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd. and Banco Itaú Suisse S.A. This segment offers financial and asset management services for customers with high purchasing power by providing a diversified and specialized basis of investment funds, trading and managing on their own account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. As part of our strategy, we are scaling down our Luxembourg activities and the private banking operations currently performed in Luxembourg will gradually be transferred to Switzerland.

As at December 31, 2012, Banco Itaú BBA International had R$ 17,339 million in assets, R$7,934 million in loans and leases, R$ 6,669 million in deposits and R$ 1,915 million in stockholders’ equity.

The private banking business provides financial and asset management services to our Latin American customers, putting at their disposal a diversified and specialized range of investment funds, dealing in and managing securities and other financial instruments, trusts and investment companies on behalf of customers. Assets under management of the private banking business amounted to R$ 30,190 million as of December 31, 2012.

All of our transactions with Itau BBA International (the successor of Banco Itaú BBA International) and its subsidiaries are on an arm’s-length basis.

Other International Operations

Our other international operations have the following objectives:

•	Support our customers in cross-border financial transactions and services: The international units of Itaú Unibanco Holding are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, offshore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. These services are mainly offered through our branches in Nassau, New York, the Cayman Islands and Uruguay, as well as through Banco Itaú Argentina, Banco Itaú Chile and Itaú BBA Colombia.

•	Manage proprietary portfolios and raise funds through the issue of securities in the international market: Fundraising through the issue of securities, certificates of deposit, commercial paper and trade notes can be executed by Itaú Unibanco’s branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd. (“Itaú Bank”), a banking subsidiary incorporated in the Cayman Islands.

The proprietary portfolios are mainly held by Itaú Bank and Itaú Unibanco Cayman Islands branch. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks and maintain correspondent banking relationships with money centers and regional banks throughout the world, as well as overseeing our other foreign currency-raising activities.

•	Participate in the international capital markets as dealers: Itaú BBA has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. Besides having one of the largest sales and trading teams in Latin America, we have the largest research analyst team in Latin America and provide extensive coverage of over 200 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

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•	In addition, we are also present and servicing clients in Asia, especially in China, through Itaú BBA’s representative office in Shanghai.

Trade Financing

Our trade financing business consists of the management of financial products for export and import, foreign loans, guarantees, remittances and international exchange. Our export financing to larger corporate customers is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated.

b) Revenue arising from each segment and its proportion of the Issuer’s net revenue

Activities

The table below presents income from financial operations before loan losses and fee and commission income data for each of our three business units, and such income and fees classified under corporate and treasury, for each of the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
	(In millions of R$)
Commercial banking	45,362	42,817	36,231
Income from financial operations before loan losses	33,073	31,902	26,985
Fee and commission income	12,289	10,915	9,246
Itaú BBA	7,070	6,403	6,562
Income from financial operations before loan losses	4,809	4,280	4,630
Fee and commission income	2,261	2,123	1,932
Consumer credit	14,200	14,075	14,809
Income from financial operations before loan losses	8,310	8,356	9,044
Fee and commission income	5,890	5,719	5,765
Corporate and treasury(1)	4,553	2,995	4,171
Income from financial operations before loan losses	4,304	2,686	3,989
Fee and commission income	249	309	182
Total	70,809	66,272	61,749
Income from financial operations before loan losses	50,496	47,224	44,648
Fee and commission income	20,313	19,048	17,101

(1)Corporate and treasury includes the results related to the trading activities in our proprietary portfolio, trading related to managing currency, interest rate and other market risk factors, gap management and arbitrage opportunities in domestic and foreign markets. It also includes the results associated with financial income from the investment of our excess capital.

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We mainly carry out our business activities in Brazil and we do not break down our revenues by geographic market within Brazil. Our revenues consisting of income from financial operations before loan losses, fee and commission income and insurance premiums, income on private retirement plans and capitalization plans are divided between revenues earned in Brazil and abroad. The information in the table below presents revenues for each of the years ended December 31, 2012, 2011 and 2010 and is presented after eliminations upon consolidation.

	Year Ended December 31,
	2012	2011	2010
	(In millions of R$)
Interest income from loan and leases	50.496	47.224	44.648
Brazil	46.787	44.007	42.355
Abroad	3.709	3.217	2.292
Fee and commission income	20.313	19.048	17.101
Brazil	19.287	18.144	16.205
Abroad	1.026	904	896
Insurance premiums, income on private retirement plans and on capitalisation plans	2.990	2.714	2.100
Brazil	2.962	2.684	2.083
Abroad	28	31	16

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The table below presents revenues abroad by business units for each of the years ended December 31, 2012, 2011 and 2010:

(in millions of R$)
	Year Ended December 31,
	2012	2011	2010
	(in millions of R$)
Commercial Bank	3,806	3,079	2,467
Argentina(1)	425	244	169
Chile(2)	629	444	500
Uruguay(3)	227	166	135
Other companies abroad(4)	2,525	2,225	1,663
Itaú BBA	832	968	656
Other companies abroad(4)	832	968	656
Itaú Unibanco – Credit Card	126	105	105
Argentina(1)	22	22	22
Chile(2)	24	17	18
Uruguay(3)	81	66	65

(1) Includes Banco Itaú Argentina S.A, Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I (formerly known as Itrust Servicios Financieros S.A) and Itaú Sociedad de Bolsa S.A.

(2) Includes Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda. and Itaú Chile Compañia de Seguros de Vida S.A.

(3) Includes ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A.

(4) Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo; Itaú Unibanco Holding S.A. - Grand Cayman Branch; Banco Itaú-BBA S.A. - Nassau Branch, only for the year ended December 31, 2011; Unibanco Grand Cayman Branch and Itaú Unibanco S.A. - Nassau Branch; IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49.0%); Itaúsa Europa - Investimentos, SGPS, Lda.; Itaú Europa, SGPS, Lda.; Itaúsa Portugal - SGPS, S.A.; Banco Itaú BBA International, S.A; Itau BBA International (Cayman) Ltd.; Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd.; Banco Itaú Europa International; Itaú Bank & Trust Bahamas Ltd.; Itaú Europa Securities Inc.; Itaú Bahamas Directors Ltd (formerly known as Federal Director International Services, S.A.), Itaú Bahamas Nominees Ltd. (new company name of Bay State Corporation Limited) and Banco Itau Suisse S.A (only for the year ended December 31, 2011); BIE Directors Ltd and BIE Nominees Lda (only for the year ended December 31, 2012); Itau BBA International Limited; Itau Bank Ltd.; ITB Holding Ltd.; Jasper International Investiment LLC; Itaú Bank & Trust Cayman Ltd.; Uni-Investments Inter. Corp.; Rosefield Finance Ltd. (50.0%); UBT Finance S.A.; Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd. (only for the year ended December 31, 2011); Itau USA Asset Management; Unibanco Cayman Bank Ltd. and Unipart Partic. Internac. Ltd; Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.; Topaz Holding Ltd.; Itaú USA Inc; Itaú International Investment LLC; Albarus S.A.; Banco Del Paraná S.A.; Garnet Corporation; Itau Global Asset Management; Mundostar S.A.; Karen International Ltd.; Nevada Woods S.A.; Itaú Asia Securities Ltd.; Líbero Trading International Ltd.; IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51.0%); Itaú BBA USA Securities Inc.; Itaú Middle East Limited; Unipart B2B Investments, S.L.; Itau BBA UK Securities Limited; Itaú Japan Asset Management Ltd.; Itaú (Beijing) Investment Consultancy Limited; Itaú UK Asset Management Limited and Itaú Asia Asset Management Limited (only for the year ended December 31, 2011); Zux Cayman Company Ltd (only for the year ended December 31, 2011), Itaú USA Asset Management; Banco Itau Paraguay; Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V .; MCC Asesorias Limitada (50.0%); MCC Securites INC. (50.0%) (only for the year ended December 31,2011); EF Securities S.A.; MCC Corredora de Bolsa (50.05%); Itaú BBA Colômbia; Itaú BBA SAS.

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c) Income or losses arising from the segment and its proportion of the issuer’s net income or loss

	(In millions of Reais)
	ITAÚ UNIBANCO
2012	COMMERCIAL BANKING	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO

Banking product	51,764	7,491	14,254	6,125	79,551
Managerial financial margin	32,770	5,334	8,310	5,555	52,012
Financial margin with clients	34,523	5,334	8,310	-	48,211
Financial margin with the market	-	-	-	3,801	3,801
Financial margin with the Corporation	(1,754)	-	-	1,754	-
Banking service fees and Income from banking charges	12,289	2,261	5,890	249	20,622
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,030	38	(7)	4	6,066
Income from insurance, private pension and capitalization operations	2,954	38	(7)	4	2,990
Insurance and claims expenses	2,035	-	-	-	2,035
Insurance acquisition expenses	1,040	-	-	-	1,040
Equity in earnings of affilliates	108	5	58	316	488
Other operating income	462	(142)	18	-	278
Non-operating income	105	(5)	(15)	0	84

Losses on loans and claims net of recovery	(15,292)	(795)	(5,180)	251	(21,016)
Expenses for allowance of loan losses	(16,577)	(871)	(6,111)	(85)	(23,644)
Recovery of credits written off as loss	3,320	76	932	336	4,663
Expenses for claims	(2,035)	-	-	-	(2,035)

Operating margin	36,472	6,695	9,075	6,376	58,534

Other Operating Income/(Expense)	(27,151)	(3,235)	(7,509)	(591)	(38,438)
Non-interest expenses	(23,407)	(2,825)	(6,541)	(443)	(33,168)
Tax expenses - ISS, PIS, COFINS, and other	(2,704)	(410)	(968)	(148)	(4,229)
Insurance acquisition expenses	(1,040)	-	-	-	(1,040)

Income before taxes and profit sharing	9,320	3,461	1,566	5,785	20,096
Income tax and social contribution	(2,988)	(1,072)	(312)	(969)	(5,340)
Profit sharing	(84)	(61)	(9)	(6)	(159)
Minority interests	-	-	-	(589)	(554)

Recurring net income	6,248	2,328	1,245	4,221	14,043

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(In millions of Reais)
	ITAÚ UNIBANCO
2011	COMMERCIAL BANKING	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO

Banking product	48,320	6,933	14,092	5,603	74,860
Managerial financial margin	31,572	4,896	8,356	4,801	49,589
Financial margin with clients	32,587	4,896	8,356	-	45,803
Financial margin with the market	-	-	-	3,785	3,785
Financial margin with the Corporation	(1,016)	-	-	1,016	-

Banking service fees and Income from banking charges	10,915	2,123	5,719	308	19,048
Income from insurance, private pension and capitalization operations before claim and selling expenses	5,229	-	(13)	(1)	5,215
Income from insurance, private pension and capitalization operations	2,728	-	(13)	(1)	2,714
Insurance and claims expenses	1,512	-	-	-	1,512
Insurance acquisition expenses	989	-	-	-	989
Equity in earnings of affilliates	(43)	6	-	447	410
Other operating income	522	(122)	40	-	407
Non-operating income	126	29	(10)	47	191

Losses on loans and claims net of recovery	(11,011)	(134)	(4,270)	(521)	(15,936)
Expenses for allowance of loan losses	(13,844)	(266)	(5,270)	(531)	(19,912)
Recovery of credits written off as loss	4,346	132	1,000	10	5,488
Expenses for claims	(1,512)	-	-	-	(1,512)

Operating margin	37,309	6,799	9,822	5,081	58,924

Other Operating Income/(Expense)	(25,813)	(2,864)	(7,882)	(875)	(37,418)
Non-interest expenses	(22,229)	(2,523)	(6,929)	(925)	(32,589)
Tax expenses - ISS, PIS, COFINS, and other	(2,596)	(341)	(952)	50	(3,839)
Insurance acquisition expenses	(989)	-	-	-	(989)

Income before taxes and profit sharing	11,496	3,935	1,940	4,207	21,507
Income tax and social contribution	(3,842)	(1,294)	(479)	(245)	(5,861)
Profit sharing	(91)	(76)	(17)	(8)	(192)
Minority interests	-	-	-	(885)	(814)

Recurring net income	7,563	2,565	1,445	3,069	14,641

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(In millions of Reais)
	ITAÚ UNIBANCO
2010	COMMERCIAL BANKING	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION (1)	ITAÚ UNIBANCO

Managerial financial margin	27,068	4,601	9,044	3,356	44,050
Financial margin with clients	26,649	4,601	9,044	(255)	40,020
Financial margin with the market	-	-	-	4,029	4,029
Financial margin with the Corporation	418	-	-	(418)	-

Result of loan losses	(7,914)	186	(3,754)	(2)	(11,484)
Allowance for loan losses	(10,807)	(182)	(4,702)	(2)	(15,693)
Recovery of credits written off as losses	2,893	368	948	-	4,209

Gross income from financial operations	19,153	4,787	5,291	3,354	32,566

Other operating income/(expenses)	(10,276)	(837)	(1,694)	(557)	(13,390)
Banking services fees	9,246	1,932	5,765	182	17,101
Income from insurance, private pension and capitalization operations	1,857	0	254	(12)	2,100
Non-interest expenses	(19,715)	(2,242)	(6,829)	(992)	(29,772)
Tax expenses - ISS, PIS, and COFINS	(2,139)	(388)	(969)	(274)	(3,770)
Equity in earnings of affilliates	20	(6)	-	409	423
Other operating income	456	(133)	85	131	528

Operating income	8,877	3,949	3,597	2,798	19,176

Non-operating income	20	51	(1)	10	81

Income before taxes and profit sharing	8,897	4,001	3,596	2,808	19,256
Income tax and social contribution	(2,519)	(1,035)	(1,056)	(497)	(5,106)
Profit sharing	(99)	(124)	(26)	(12)	(261)
Minority interests	2	-	-	(914)	(866)

Recurring net income	6,281	2,842	2,514	1,386	13,023

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe:

a) The characteristics of the production process

b) The characteristics of the distribution process

c) The characteristics of the markets in which the segment operates, in particular:

I – Share in each of these markets

II – State of competition in the markets

d) Any seasonality

e) The main inputs and raw materials, including details of:

I - Description of the relations established with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation

II - Any dependence on a limited number of suppliers

III – Any volatility in the suppliers’ prices

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Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs and CSBs, which are banking service centers located on corporate customers’ premises.

The following table provides information relating to our branch network, costumer site branches and ATMs as of December 31, 2011 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	3,606	878	27,810
Itaú Personnalité	214	3	454
Itaú BBA	9	—	—
Total in Brazil	3,829	881	28,264
Itaú Unibanco abroad (excluding Latin America)	4	—	—
Argentina	81	22	201
Chile	88	—	62
Uruguay	43	1	38
Paraguay	27	8	204
Total	4,072	912	28,769

The following table provides information relating to the geographic distribution of our distribution network throughout Brazil as of December 31, 2011:

Region	Branches	CSBs	ATMs
South	639	119	3,942
Southeast	2,531	614	19,994
Center-west	294	66	1,686
Northeast	287	50	2,053
North	78	32	589
Total in Brazil	3,829	881	28,264

Branches

As at December 31, 2012, we had a network of 3,864 full service branches throughout Brazil. As at December 31, 2012, 79.0% of our branches were located in the States of São Paulo, Rio de Janeiro and Minas Gerais in the Southeast region, Paraná in the South, and Goiás in the Center-west. The branch network serves as a distribution network for all of the products and services we offer to our customers, such as credit cards, insurance plans and private retirement plans.

Customer Site Branches

As at December 31, 2012, we operated 876 CSBs throughout Brazil. The range of services provided at the CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate customer and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail customers while servicing corporate customers and personnel.

ATMs

As at December 31, 2012, we operated 27,409 ATMs throughout Brazil. Our customers may conduct almost all account related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as the brands “Cirrus” and “Maestro” to allow our clients to use simplified services through their networks.

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Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As at December 31, 2012, there were 136 multiple-service banks, 22 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. (“Bradesco”), Banco Santander (Brasil) S.A. (“Banco Santander”) and HSBC Bank Brasil S.A. (“HSBC”), are the leaders in the non-state-owned multiple-services banking sector. As at September 30, 2012, these banks accounted for 40.1% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks, which has increased recently. As at September 30, 2012, Banco do Brasil S.A. (“Banco do Brasil”), Caixa Econômica Federal (“CEF”), and BNDES ranked first, fourth and fifth in the banking sector, respectively, accounting for 43.5% of the banking system’s total assets.

The table below sets forth the total assets of the top 14 banks in Brazil, ranked according to their share of the Brazilian banking sector’s total assets.

	As of December 31, 2012(*)
	In billions of R$	% Total Assets
Banco do Brasil(**)	1,087.3	19.0
Itaú Unibanco Holding	951.2	16.7
Bradesco	755.5	13.2
CEF	702.9	12.3
BNDES	693.8	12.2
Banco Santander	458.3	8.0
HSBC	127.0	2.2
Banco Votorantim	123.4	2.2
Safra	111.8	2.0
BTG Pactual	87.9	1.5
Citibank	61.2	1.1
Banrisul	46.8	0.8
Credit Suisse	40.3	0.7
JP Morgan Chase	36.6	0.6
Outros	425.4	7.5
Total	5,709.4	100.0

(*) Based on banking services, excluding insurance and pension funds.

(**) Includes the consolidation of 50.0% of Banco Votorantim S.A. , based on Banco do Brasil ownership of a 50.0% interest in Banco Votorantim S.A..

Source: Central Bank, 50 Largest Banks and Consolidated Financial System (December 2012).

Itaú Unibanco Holding has a leading position in many areas in the domestic financial market. We achieved a market share of 14.2% based on total loans in November 2012, positioning us in third place within the Brazilian market. Not considering the public banks, we had a leading position based on total loans with 26.6% of the Brazilian market in November 2012.

We also have a highly qualified team of employees. We intensified our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay)in order to strengthen our operations in Latin America. Our long-term strategy is to move gradually to a global position, but our strategy gives priority to the consolidation of our presence in the domestic and regional markets.

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Credit Cards

The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 21.4% over the last three years, as at June 30, 2012, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Itaú Unibanco’s major competitors are Bradesco, Banco do Brasil and Banco Santander. Credit card companies are restructuring their offerings to adjust to lower interest rates and adapting relationship pricing policies (interest rates, cardholder fees and merchant fees) in order to strengthen their position in the market.

Asset Management Competition in Brazil

While the Brazilian asset management industry has grown in recent years by focusing on various client segments, activity is still dominated by commercial banks. According to ANBIMA, the asset management industry reached total assets of R$2,261 billion at the end of 2012, with competition focused on large and well-established retail banks. With respect to institutional clients, new foreign players are now present in Brazil, while niche players are present in the private banking business.

Insurance

The Brazilian insurance market is highly competitive. Our primary competitors in this sector, excluding health insurance, are related to large commercial banks, such as Bradesco, Banco do Brasil, CEF and Banco Santander. As at December 31, 2012, this industry consisted of approximately 117 insurance companies of various sizes, including 28 conglomerates and 36 independent companies. The Porto Seguro Alliance resulted in gains in scale and efficiency. Giving effect to our 30.0% ownership interest in Porto Seguro, we had 13.2% of the Brazilian market share based on insurance premiums for the year ended December 31, 2012.

Private Retirement Plans and Capitalization Products

Our primary competitors in private retirement plans and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Banco Santander and CEF, which, like us, take advantage of their branch network to gain access to the retail market.

Corporate and Investment Banking

In the wholesale credit market, Itaú BBA contends for the top spot against Banco do Brasil (including its 50.0% stake in Banco Votorantim) based on aggregate loan volume, where it is currently followed by Bradesco and Banco Santander.

Itaú BBA also has a prominent position in the derivatives market, particularly in structured derivatives. In this market, its main competitors are the international banks, namely Banco Citibank, Credit Suisse Hedging Griffo, HSBC, Banco JP Morgan S.A., Banco Morgan Stanley and Banco Santander.

Itaú BBA also has a leading position in the Treasury Services market, where its main challengers are Banco do Brasil, Banco Santander and Bradesco. In 2012, Itaú BBA was chosen by Euromoney as the “Best Bank for Cash Management in Brazil” and is among the top three in the category “Best Regional Cash Management Latam.”

In investment banking, Itaú BBA’s main competitors include Banco Santander, Credit Suisse Hedging Griffo, Bank of America Merrill Lynch, Banco Morgan Stanley, Banco JP Morgan, Bradesco and Banco BTG Pactual. In 2012, Itaú BBA ranked in first or second position in each of equity capital markets, debt capital markets and mergers and acquisitions.

Real Estate Financing

The main player in the Brazilian real estate market is CEF, a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. This position is reinforced with the “Minha Casa, Minha Vida” federal program, which is responsible for the construction and financing of one million low income homes, and for which CEF is the main operator. There are also two important private bank competitors: Banco Santander and Bradesco. Banco do Brasil, another government owned bank, is also becoming an important player in this market.

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Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions over the Christmas period and a subsequent decrease in these levels at the beginning of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid.

7.4. Identify whether there are clients that are responsible for more than 10% of the Issuer’s net revenue, stating:

a) Amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

b) Operating segments affected by the revenue arising from the client

The table below shows the concentration of loan, lease, other credit operations and the securities transactions of companies and financial institutions:

(In millions of R$)
	As of December 31,
	2012		2011		2010
Loan, lease and other credit operations, and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total	Risk	% of total
Largest debtor	5,219,312	1.1	4,516,385	1.0	4,436,216	1.2
20 largest debtors	60,238,587	12.4	49,679,952	11.3	44,697,920	11.9
50 largest debtors	95,629,286	19.6	80,560,182	18.4	69,990,469	18.7
100 largest debtors	124,043,442	25.5	104,000,316	23.7	92,206,387	24.6

(*) The amounts include endorsements and guarantees

7.5. Describe the effects of state regulation on the Issuer’s activities, specifically commenting on:

a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo Board of Trade under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA on October 20, 1944.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964 (the “Banking Reform Law”). The Banking Reform Law regulates the national financial system, composed of the CMN, the Central Bank, Banco do Brasil, the BNDES, and many financial institutions from the public and private sectors. This legislation created the CMN, as the regulatory agency responsible for establishing currency and credit policies, promoting economic and social development, as well as for the operation of the financial system. This law confers on the CMN powers to set loan and capital limits, approve monetary budgets, establish exchange and interest rate policies, oversee activities related to stock markets, regulate the organization and operation of financial institutions in the public and private sectors, give authority to the Central Bank to issue banknotes and set reserve requirement levels, and setting out general guidelines related to the banking and financial markets.

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Principal Regulatory Agencies

CMN

The CMN, the highest authority responsible for monetary and financial policies in Brazil, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is chaired by the minister of finance and includes the minister of planning budget and management and the president of the Central Bank. The CMN is authorized to regulate the credit operations which Brazilian financial institutions are engaged in, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian saving and investment policies and to regulate the Brazilian capital markets. In this regard, the CMN also oversees the activities of the Central Bank and the CVM.

Central Bank

The Central Bank is responsible for implementing the policies established by the CMN, related to monetary policy and exchange control matters, regulating public and private sector Brazilian financial institutions, monitoring and registration of foreign investment in Brazil and overseeing the Brazilian financial markets. The president of the Central Bank is appointed by the president of Brazil subject to ratification by the Brazilian senate, to perform his duties for an indefinite term.

CVM

The CVM is the federal agency responsible for regulating the Brazilian securities and derivative markets in accordance with the general regulatory framework enacted by the CVM in accordance with CMN guidelines. The CVM also regulates capital market participants, such as companies whose securities are traded on the Brazilian securities markets, investment funds, investors, financial intermediaries and others such as securities custodians, asset managers, independent auditors, securities analysts and consultants.

SUSEP

SUSEP, a body subject to the Ministry of Finance, established by Decree Law No. 73, enacted on November, 21, 1966, is responsible for the supervision and control of insurance, open private pension plans, capitalization and reinsurance businesses in Brazil.

CNSP

The National Private Insurance Council (Conselho Nacional de Seguros Privados or “CNSP”), also established by Decree Law No. 73/66, regulates (together with SUSEP) insurance, open private pension plans, capitalization and reinsurance businesses in Brazil. The CNSP is chaired by the minister of finance or his representative and includes the superintendent of private insurance and representatives of the Ministry of Justice, the Ministry of Social Welfare, the Central Bank and the CVM.

Principal Limitations and Restrictions on Financial Institutions

Under Brazilian banking laws and regulations, financial institutions may not:

•	Operate in Brazil without the prior approval of the Central Bank and carry out transactions that fail to comply with principles of selectivity of transactions, adequate guarantees, liquidity and risk diversification
•	Invest in the equity of another company unless the investment receives the prior approval of the Central Bank, based upon certain standards established by the CMN. Those investments may, however, be made through the investment banking business unit of a multiple-service bank or through an investment bank
•	Own real estate unless the institution occupies that property. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; and
•	Lend more than 25.0% of their capital calculated in accordance with CMN Resolution No. 3,444 as the basis for their regulatory capital to any single person or group.

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Special provisions relating to capital composition

Financial institutions may be organized as companies whose capital stock is composed of shares with or without voting rights, and the shares without voting rights may not represent more than 50% of capital. They may also be organized as subsidiaries of foreign companies.

Principal Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions devoted to fostering economic development, primarily with respect to the agricultural and industrial sectors. State development banks act as independent regional development agencies in addition to performing commercial banking activities. In the last decade, several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups. Government-controlled banks include:

•	Banco do Brasil, which is a federal government-controlled bank. Banco do Brasil provides a full range of banking products to the public and private sectors

•	BNDES, which is the federal government-controlled development bank primarily engaged in the provision of medium- and long-term finance to the Brazilian private sector, including to industrial companies, either directly or indirectly through other public and private sector financial institutions

•	CEF, which is a federal government-controlled multiple-service bank and the principal agent of the national housing finance system. CEF is involved principally in deposit-taking, savings accounts and the provision of financing for housing and urban infrastructure

•	Other federal public sector development and multiple-service banks, including those controlled by the various state governments.

Private Sector

The private financial sector includes commercial banks, investment, finance and credit companies, investment banks, multiple-service banks, securities dealers, stock brokerage firms, credit co-operatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance.

In addition, the private financial sector includes consumer credit companies (financeiras), securities dealerships (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo) and real estate credit companies (sociedades de crédito imobiliário).

Regulation by the Central Bank

Overview

The Central Bank implements the currency and credit policies established by the CMN, and controls and supervises all public- and private-sector financial institutions. Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad), any merger, acquisition, corporate reorganization or change of control, and the election of directors, officers or audit committee members of financial institutions must be approved by the Central Bank.

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Central Bank approval is necessary to enable a financial institution to merge with, or acquire, another financial institution or for any corporate reorganization or change of control of financial institutions. On August 2, 2012, the Central Bank enacted Resolution No. 4,122, which revoked and substituted, with certain amendments, Resolutions 3,040 and 3,041, both dated November 28, 2002. In general terms, Resolution No. 4,122 created additional tools for the Central Bank, allowing it to perform a more complete and qualitative review of the authorization processes submitted for analysis of organization, operation, corporate reorganizations and changes of control of financial institutions, and the cancellation of such authorizations, as well as for the election process of directors, officers and audit committee members. Additionally, on March 29, 2012, the Central Bank enacted Resolution No. 4,062, which amends Resolution No. 2,723, dated May 31, 2000 and sets forth that any direct or indirect equity interest by financial institutions in any company located in Brazil or abroad, or the increase thereof, must be previously authorized by the Central Bank, other than (i) equity interests typically held in the investment portfolios of investment banks, development banks,  development agencies (agências de fomento) and multi-service banks with investment or development portfolios, and (ii) temporary equity interests not registered as permanent assets of the financial institution. The Central Bank will only authorize such equity interests in companies whose corporate purpose is complementary or subsidiary to the activities carried out by the investing financial institution.

The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and mandatory reserve requirements. No financial institution may operate in Brazil without the prior approval of the Central Bank.

The Central Bank monitors compliance with accounting and statistical requirements. Financial institutions must submit annual and semi-annual audited financial statements, quarterly financial statements, subject to a limited review, as well as monthly unaudited financial statements, prepared in accordance with the Central Bank rules, all of which must be filed with the Central Bank. Publicly held financial institutions must also submit annual and quarterly financial statements to the CVM, which are subject to a limited review. In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity. This disclosure is usually made on a daily basis by computer and through periodic reports and statements. A financial institution and the corporate entities or individuals which control the financial institution have a duty to make available for inspection by the Central Bank their corporate records and any other documents which the Central Bank may require in order to carry out its activities.

Capital Adequacy and Leverage/Regulatory Capital Requirements

Existing Requirements

Since January 1995, Brazilian financial institutions have been required to comply with Basel I on risk-based capital adequacy, modified as described below.

In general, Basel I and Basel II require banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8.0%. At least half of the required capital must consist of Tier 1 Capital, and the balance must consist of Tier 2 Capital. Tier 1 Capital includes equity capital (i.e. common shares and non-cumulative permanent preferred shares), share premiums, retained earnings and certain disclosed reserves, less goodwill. Tier 2 Capital, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and mandatory convertible debt instruments). There are also limitations on the maximum amount of certain Tier 2 Capital items. To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposures, such as financial guarantees, letters of credit and foreign currency and interest rate contracts, which are weighted according to their categories of risk.

Brazilian legislation closely follows the provisions of the Basel II standardized or basic approaches for credit, market and operational risks. Among the key differences between Brazilian legislation and Basel II are:

•	The minimum ratio of capital to assets determined on a risk-weighted basis is 11.0%;

•	The risk-weighting assigned to certain assets and off-balance sheet exposure items differs slightly from those set forth in Basel II, including a risk weighting of 300.0% on deferred tax assets other than temporary differences, and certain types of lending to individuals

•	The ratio of capital to assets of 11.0% mentioned above must be calculated according to two different methods: by consolidating only our financial subsidiaries on a fully consolidated basis since July 2000, i.e., including all financial and non-financial subsidiaries. In making these consolidations, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly and indirectly, individually or together with another partner, including through voting agreements: (i) partner rights that ensure a majority in adopting corporate resolutions of the invested entity, (ii) power to elect or dismiss the majority of the management of the invested entity, (iii) operational control of the invested company characterized by common management, and (iv) effective corporate control of the invested entity characterized by the total equity interest held by its management, controlling individuals or entities, related entities and the equity interest held, directly or indirectly, through investment funds. Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes

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•	Since July 1st, 2008, the Central Bank has required financial institutions to set aside a portion of their equity to cover operational risk based on the Basel II guidelines on operational risk capital requirements. Itaú Unibanco Holding has opted for the ASA, which requires a financial institution to set aside 12.0% to 18.0% of its financial intermediation average gross income or a percentage of its average volume of loans, depending on the line of business, according to regulatory classification, to cover operational risks

•	Undisclosed or “hidden” reserves are not included within the definition of Tier 2 Capital under Brazilian laws and regulations.

For limited purposes, the Central Bank establishes the criteria for the determination of regulatory capital for Brazilian financial institutions. In accordance with those criteria established by CMN Resolution No. 3,444, the capital of the banks is divided into Tier 1 Capital and Tier 2 Capital.

Tier 1 Capital is represented by stockholders’ equity plus the balance of credit income accounts and blocked deposit accounts in order to mitigate capital deficiencies, excluding the balance of debt income accounts, revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, non-realized earnings related to market value adjustments to available-per-sale securities and certain tax credits in accordance with Resolution No. 3,059, as amended, established by CMN.

Tier 2 Capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred cumulative stock, preferred redeemable stock, subordinated debt and hybrid instruments and non-realized earnings related to available-for-sale securities market value adjustments. As mentioned above, Tier 2 Capital must not exceed Tier 1 Capital. In addition, preferred redeemable stock with original maturities of less than 10 years plus the amount of subordinated debt is limited to 50.0% of the amount of Tier 1 Capital.

Regulatory capital is represented by the sum of Tier 1 Capital and Tier 2 Capital and, together with the deductions described in Note 33 to our consolidated financial statements, is taken into consideration for the purposes of defining operational limits.

On March 4, 2013, the Central Bank enacted Circular No. 3,648, which establishes the minimum requirements for the use of internal credit risk classification systems in the calculation of the required regulatory capital, as set forth in Resolution No. 3,490.

Basel III Framework

On December 16, 2010, the Basel Committee issued its new Basel III framework, which was revised and republished on June 1st, 2011. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

The Basel III framework will require banks to maintain: (i) a minimum common equity capital ratio of 4.5%, (ii) a minimum Tier 1 Capital ratio of 6.0%, and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III will require a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater systemic risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. The Basel Committee proposed to phase in the three basic minimum requirements, beginning on January 1st, 2013, with a longer period for banks to comply with the capital conservation buffer, the “countercyclical buffer” and other requirements, beginning on January 1st, 2016.

Basel III also introduces a new leverage ratio. A supervisory monitoring period began on January 1, 2011 and a parallel semi-annual testing run period of a minimum Tier 1 Capital leverage ratio of 3.0% began on January 1st, 2013 and will run until January 1st, 2017. Basel III will require banks to disclose their leverage ratio and its components beginning January 1st, 2015.

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In addition, Basel III aims to improve risk coverage by reforming the treatment of counterparty credit risk (“CCR”). Going forward, affected banks will, among other things, be required to determine their capital requirements for CCR using stressed inputs and be subject to a capital charge for potential mark-to-market losses associated with counterparties’ deteriorating creditworthiness.

In relation to liquidity, Basel III implements a liquidity coverage ratio (“LCR”) and a net stable funding ratio (“NSFR”). The LCR will require affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflow that could be encountered under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding a bank will be required to maintain based on the liquidity profiles of the bank’s assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Basel III provides for an observation period which began in 2011. On January 7, 2013, the Basel Committee issued a revised version of the LCR requirements. This revised version includes, among other changes, an expansion in the definition of high-quality liquid assets and a revised timetable for the phase-in of the LCR. According to this new timetable, the LCR, including any revisions, will be introduced as a minimum requirement on January 1st, 2015. The LCR will begin at 60.0% on January 1st, 2015 and will rise in increments of 10 percentage points per year to reach 100.0% on January 1st, 2019. The NSFR, including any revisions, will be introduced as a minimum standard in 2018.

In addition, on January 13, 2011, the Basel Committee expanded on the Basel III capital rules with additional requirements, also referred to generally as the “January 13 Annex”, applicable to non-common Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. These requirements are in addition to the criteria detailed in the Basel III capital rules outlined above. To be included in additional Tier 1 Capital or Tier 2 Capital, the January 13 Annex requires an instrument issued by an internationally active bank to have a provision that requires such instruments, at the option of the relevant authority, to either be written off or converted to common equity upon a “trigger event.” A “trigger event” is the earlier of: (i) a decision that a write-off, without which the bank would become non-viable, is necessary, as determined by the relevant authority, and (ii) the decision to make a public sector injection of capital, or equivalent support, without which the bank would have become non-viable, as determined by the relevant authority. The additional requirements apply to all instruments issued after January 1st, 2013, depending on the implementation of the framework by each country. Otherwise, qualifying instruments which do not comply with the new Basel III requirements and are issued prior to that date will be phased out over a ten-year period, beginning on January 1st, 2013.

On November 4, 2011, the Basel Committee published the final document addressing the assessment methodology for determining the systemically important financial institutions (“G-SIFIs”) and the amount of additional regulatory capital requirements that G-SIFIs should meet and the arrangements by which such additional requirements will be phased in. The assessment methodology is an indicator-based measurement approach. The selected indicators reflect a G-SIFI’s (i) size, (ii) interconnectedness, (iii) lack of readily available substitute or financial institution infrastructure for the services they provide, (iv) global or cross-jurisdictional activity, and (v) complexity, each of them receiving an equal weighting of 20.0% in the assessment. The magnitude of additional loss absorbency requirements for G-SIFIs proposed by the Basel Committee ranges from 1.0% to 2.5% of risk-weighted assets to be met using Common Equity Tier 1 only, as defined in the Basel III framework. The additional loss absorbency requirement for G-SIFIs will be phased in in parallel with the “capital conservation” and “countercyclical” buffers between January 1st, 2016 and the end of 2018, becoming fully effective on January 1st, 2019. The Issuer has not been classified as a G-SIFI by the Basel Committee.

On October 11, 2012, the Basel Committee issued a framework for dealing with domestic systemically important banks (“D-SIBs”), which entails a set of principles national regulators could adopt when determining the assessment methodology and the higher loss absorbency requirement for D-SIBs. The D-SIB framework supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. The Central Bank has not yet issued any proposed regulation or official guidance on the assessment methodology or the higher loss absorbency requirements for D-SIBs in Brazil.

No official revision of the phasing in arrangements for the Basel III framework has been made by the Basel Committee (except for the LCR), and the phasing -in should have begun on January 1 st, 2013.

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Implementation of Basel III in Brazil

On February 28, 2013, the Brazilian government enacted Provisional Measure No. 608 to address certain legislative changes required to enable the implementation of the Basel III framework in Brazil, including modifications to Law No. 12,249, which regulates the issuing of financial bills and modifications to the treatment of tax credits for regulatory capital purposes.

On March 1st, 2013, the CMN issued four resolutions (one of which, CMN Resolution No. 4,194, does not apply to our business), which were followed by several circulars enacted by the Central Bank on March 4, 2013, all of which detail the implementation of the Basel III framework.

CMN Resolution No. 4,192, CMN Resolution No. 4,193 and CMN Resolution No. 4,195 regulate, among others, the calculation of capital requirements (Common Equity Tier 1 Capital, Tier 1 and total capital requirements), the eligibility of instruments to qualify as Tier 1 or Tier 2 Capital, the calculation methodology for regulatory capital, the introduction of capital buffers, the definition of “consolidated enterprise level” (conglomerado prudencial) and phase in and phase out arrangements.

According to CMN Resolution No. 4,192 and CMN Resolution No. 4,193, Brazilian banks’ minimum total capital ratio is calculated as the sum of three components:

•	Regulatory capital (patrimônio de referência)

•	A capital conservation buffer (to enhance the loss absorption ability of financial institutions); and

•	A countercyclical capital buffer (to address the risk of the build-up of excess credit growth).

Brazilian banks’ regulatory capital continues to comprise two tiers, Tier 1 Capital and Tier 2 Capital, and qualification of financial instruments as Tier 1 Capital or Tier 2 Capital is based on the ability of such instruments to absorb losses at a viable financial institution. Tier 1 Capital is further divided into two portions: Common Equity Tier 1 Capital (common equity capital and profit reserves, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar). Existing hybrid instruments and subordinated debt already approved by the Central Bank as Additional Tier 1 Capital or Tier 2 Capital may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that suthesech instruments comply with CMN Resolution No. 4,192 and a new authorization from the Central Bank is obtained. All instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction is due on October 1, 2013, and subsequent deductions will take place annually starting January 1st, 2014 until January 1st, 2022.

According to CMN Resolution No. 4,192, in order to qualify as Additional Tier 1 or Tier 2 Capital, an instrument issued by a Brazilian bank must, among other things, have a provision that requires this instrument to be automatically written off or converted to equity upon a “trigger event.” A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of risk-weighted assets for Tier 1 instruments and 4.5% for Tier 2 instruments, calculated in accordance with the requirements of CMN Resolution No. 4,193, or (ii) the decision, as established in a firm irrevocable written agreement, to make a public sector injection of capital, as determined by the applicable legislation, (iii) the Central Bank declares the beginning of a special administration regime (Regime de Administração Especial Temporária or “RAET”) or intervention in the issuing financial institution, or (iv) a decision that a write-off or conversion, without which the bank would become non-viable and in order to mitigate relevant risks to the Brazilian financial system, is necessary, as determined by the Central Bank, in accordance with guidance criteria to be established by the CMN (the “regulatory discretionary trigger event”). The additional requirements apply to all instruments issued after October 1st, 2013.

Resolution No. 4,193 also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, determining their minimum percentages and which sanctions and limitations will apply in case of non-compliance with such additional requirements. Such limitations include: (i) partial or full inability to pay executives and members of the board their share of variable compensation; (ii) partial or full inability to distribute dividends and interest on equity to shareholders; and (iii) full inability to repurchase their own shares and effect reductions in their share capital. Under CMN Resolution No. 4,193, capital requirements will be increased in 2019 to a maximum of 13.0% of risk-weighted assets, of which 2.5% will only be required as a countercyclical measure, with phase-in of such modifications beginning on October 1, 2013. The composition of a financial institution’s risk-weighted assets is also described in Resolution No. 4,193 and the risk categories are detailed and regulated by the Central Bank Circulars enacted on March 4, 2013. For further details on the detailed calculation of risk-weighted assets.

The following table presents the schedule for implementation by the Central Bank of the principal changes related to capital adequacy and leverage requirements under Basel III according to CMN Resolution No. 4,193.

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	From October 1,	From January 1,
	2013	2014	2015	2016	2017	2018	2019
Common equity Tier 1	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier 1 capital	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory capital	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%
Capital conservation buffer	-	-	-	0.625%	1.25%	1.875%	2.5%
Countercyclical capital buffer	-	-	-	Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%

CMN Resolution No. 4,195 defines the entities that compose the “consolidated enterprise level” (conglomerado prudencial) of a Brazilian financial institution, and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at consolidated enterprise level, as defined therein. These financial statements must also be subject to audits by external auditors on a semi-annual basis. According to CMN Resolution No. 4,192, capital requirements will, as of January 1, 2014, be applied at consolidated enterprise level (conglomerado prudencial), as determined by CMN Resolution No. 4,195.

Also, as part of the implementation of the Basel III framework, on June 30, 2011 the CMN enacted Resolution No. 3,988, which sets forth that Brazilian financial institutions shall implement a structure of capital management compatible with the nature of their transactions, the complexity of the products and services they offer, as well as with the extent of their exposure to risk. Capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital, (ii) assessing capital needs in light of the risks to which the financial institution is subject, and (iii) setting goals and conducting goal and capital planning in order to anticipate capital needs due to changes in market conditions. Financial institutions shall provide to the general public a report describing the structure of their capital management at least on an annual basis.

Until the resolutions issued on March 1st, 2013 and the circulars issued on March 4, 2013 come into effect (on July 1st, 2013 in the case of CMN Resolution No. 4,195, and on October 1st, 2013 in the case of the other resolutions and circulars), the existing capital rules described above under “— Capital Adequacy and Leverage/Regulatory Capital Requirements” remain in force.

Further Details on the Effects of Provisional Measure No. 608

Pursuant to CMN Resolution No. 4,192, Common Equity Tier 1 Capital is reduced by tax credits due to temporary differences, among other items. These tax credits, which are tax credits for accounting purposes, depend on future profits to be realized and may, in the future, reduce taxation levied on profits. Allowances for loan and lease losses represent one of the most significant temporary differences.

In order to reduce the negative impact of such reductions on the Common Equity Tier 1 Capital, Provisional Measure No. 608 allows financial institutions to replace these temporary differences related to allowances for loan and lease losses with a presumed credit, cashable against the national treasury. Temporary differences related to allowances for loan and lease losses are also automatically replaced with a presumed credit when a financial institution undergoes liquidation or bankruptcy. As a result, financial institutions should be able to reduce their tax credits due to temporary differences which depend on future profits for their realization (accounting tax credits) and, consequently, negative impacts on Common Equity Tier 1 Capital. A presumed credit created by Provisional Measure No. 608, on the other hand, does not reduce the regulatory capital as it is not an accounting tax credit that depends on future profits. The use of presumed credits is expected to be further regulated by the Brazilian Revenue Office and the Central Bank during 2013.

Implementation of Basel III in Brazil — Expected Future Rules

A maximum leverage ratio of 3.0% is expected to apply to Brazilian banks beginning January 2018, with certain disclosure requirements applicable from January 1st, 2015. A LCR to address short-term liquidity risk and a NSFR to address long-term liquidity risk are expected to apply to Brazilian banks beginning on January 1st, 2015 and 2018, respectively, with certain calculation and monitoring requirements applicable beginning on January 15, 2012. However, CMN Resolution No. 4,192, CMN Resolution No. 4,193, CMN Resolution No. 4,195 and the Circulars enacted by the Central Bank on March 4, 2013 do not address liquidity ratio requirements, and the Central Bank has not yet officially announced its position on liquidity regulation, including whether the implementation of the LCR in Brazil would follow the modified phase in arrangements set by the Basel Committee in January 2013.

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The Central Bank and the CMN are also expected to enact regulations in the near future on: (i) the assessment methodology or the higher loss absorbency requirement for D-SIBs in Brazil, and (ii) the criteria to be used by the Central Bank as guidance in considering the use of its authority under CMN Resolution No. 4,192 to declare a regulatory discretionary trigger event.

Reserve Requirements

The Central Bank currently imposes various reserve requirements on Brazilian financial institutions, and these reserve amounts must be deposited with the Central Bank. Reserve requirements are a mechanism to control the liquidity of the Brazilian financial system. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits and time deposits.

Reserve requirements, certain deductibility criteria and the mandatory application of moneys in certain financing transactions applicable to demand deposits are currently regulated by CMN Resolution No. 4,096 of June 28, 2012, Circular No. 3,632, dated February 21, 2013, as amended by Circular 3,573 of January 23, 2012, as amended, and by Circular No. 3,622, enacted on December 27, 2012. Resolution 4,096 establishes the minimum mandatory investment criteria for a percentage of a financial institution’s demand deposit outstanding balance. Circular 3,632 consolidated and redefined the demand deposit reserve requirements applicable to commercial banks, multi-service banks and investment banks. Circular 3,573 also sets forth certain additional deductibility criteria. Circular 3,622 sets forth additional rules in respect of compliance with the requirements over demand deposits. The key features of Resolution 4,096, Circular 3,632, Circular 3,573 and Circular 3,622 include the definition of:

•	The rate and calculation basis of total compulsory reserve on demand deposits (Value to be Reserved – Valor Sujeito a Recolhimento - VSR), which currently is 44,0% of the arithmetic average of outstanding amounts of certain demand deposits defined therein for a certain pre-established period, as well as the pre-established authorized deductions;

•	The percentage of demand deposit requirements that may be deducted in connection with rural credit financing with agricultural and cattle funding contracted in certain predefined periods (currently limited to 5.0% of the total requirement and limited to loans contracted in the period from January 1, 2012 to September 30, 2012)

•	The minimum requirement for financial institutions to invest a predetermined percentage of their total demand requirements in rural credit transactions (currently established at 34.0% of the total demand reserve requirements (Valor Sujeito a Recolhimento)

•	The deposit percentage requirement set forth in Circular No. 3,274 that may be deducted from the amount corresponding to the updated outstanding balance of the loans granted as at December 21, 2012 and which are in accordance with certain criteria established for the sub-programs of Resolution No. 4170, dated December 20, 2012 (currently limited to 20% and only applies to financial institutions which, in September 2012, had Tier 1 Regulatory Capital above R$ 6 billion).

Reserve requirements and mandatory application of moneys on certain financing transactions applicable to savings deposits are currently regulated by CMN Resolution No. 3,932, of December 16, 2010 and/or Circular No. 3,093, dated March 1st, 2002, as amended. Resolution No. 3,932 establishes the minimum mandatory investment criteria for a percentage of a financial institution’s savings deposit outstanding balance. Circular No 3,093 consolidated and redefined the savings reserve requirements applicable to commercial banks, multi-service banks with a real estate portfolio, real estate credit companies (sociedades de crédito imobiliário) and savings banks. The key features of Resolution No 3,932 and Circular No 3,093 include the definition of:

•	The rate and the basis for calculation of the total savings deposit reserve requirements (Valor Sujeito a Recolhimento), which is currently 20.0% of the arithmetic average of the outstanding amounts of savings deposits defined therein over a predetermined period

•	The mandatory application by financial institutions receiving savings deposit of a predefined percentage of their savings deposits in real estate financing (currently established at 65.0% of the total savings deposits balance); and

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•	The interest rate applicable to reserve requirements paid by the Central Bank over a predetermined percentage of the total savings deposit reserve requirements (currently 100.0% of the savings deposits reserve requirements are eligible to earn interest, as set forth by Circular No. 3,093)

Additionally, Law No. 8,177 of March 1, 1991, which established rules for return on savings accounts, was amended by Provisional Measure No. 567, dated May 3, 2012 (converted into Law No. 12,703 on August 8, 2012). Provisional Measure No. 567 created new rules regarding returns on deposits in savings accounts, setting forth that it will be 70.0% of the monthly equivalent of the annual SELIC rate plus the variation of the reference rate (Taxa Referencial or “TR”) whenever the SELIC rate is equal to or lower than 8.5% per year. In case the SELIC rate is greater than 8.5% per year, returns on deposits in savings accounts will be fixed at 0.5% per month plus the variation of the reference rate. On May 30, 2012, the Central Bank enacted Circular No. 3,595, which set out the formula used to calculate returns on deposits in savings accounts.

Reserve requirements and deductibility criteria applicable to time deposits are currently regulated by Circular No. 3,569, dated December 22, 2011, as amended. Circular No 3,569 consolidated and redefined the term deposit reserve requirements applicable to commercial banks, multiservice banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies. Key features of Circular 3,569 include the definition of:

•	The rate and the basis for the calculation of the total time deposit reserve requirements (Valor Sujeito a Recolhimento), which is currently 20.0% of the average outstanding amount of certain time deposits defined therein over a predetermined period, as well as the predefined authorized deductions (which varies considering the consolidated Tier I Capital of the institution in question)

•	The percentage of term deposit reserves eligible to earn interest as overnight deposits with the Central Bank (currently limited to 50.0% of the total requirements)

•	The percentage of term deposit requirements that may be deducted in connection with the acquisition of financial bills, credit portfolios and certain other assets issued or originated by eligible financial institutions (currently limited to 50.0% of the total requirements)

•	Certain other assets originated by the financial institution itself that may be deducted from the reserve requirements (which currently include, for instance, certain credit facilities for the financing and leasing of motorcycles); and

•	The criteria for a financial institution to be deemed an “eligible financial institution” for the purposes of item (ii), above (which currently comprises several combined criteria such as, but not limited to, having a consolidated Tier 1 Capital of less than R$3.5 billion and a time deposit to total liabilities ratio of at least 20.0%).

Additional compulsory deposits for demand, savings and time deposits are currently regulated by Circular No. 3.144, of August 14, 2002, as amended. Circular No. 3.144 presently sets forth (i) an additional compulsory deposit rate of 11.0% for time deposits, calculated on the Value to be Reserved (VSR) set forth by Circular No. 3.569; and (ii) and additional compulsory deposit rate of 10.0% for savings deposits, calculated on the Value to be Reserved established by Circular No. 3.093. Currently there is no additional compulsory deposit for demand deposits.

These regulations are frequently amended by the Central Bank in accordance with the economic scenario and in response to changing Brazilian monetary policy. As at December 31, 2012, we had required reserves funded in cash of R$63,701 million compared to R$98,053 million as at December 31, 2011, of which R$57,253 million and R$92,323 million, respectively, earn interest.

Foreign Currency Exposure

The total exposure in gold, foreign currency and other assets and liabilities indexed or linked to the foreign exchange rate variations undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital, in accordance with CMN Resolution No. 3,488, of August 29, 2007.

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Liquidity and Fixed Assets Investment Regime

In accordance with CMN Resolution No. 2,669 of November 25, 1999, the Central Bank prohibits Brazilian financial institutions, including us, from holding, on a consolidated basis, permanent assets in excess of 50.0% of their adjusted regulatory capital. Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending Limits

In accordance with CMN Resolution No. 2,844 of June 29, 2001, a financial institution, on a consolidated basis, may not extend loans or advances, grant guarantees, enter into credit derivative transactions, underwrite or hold in its investment portfolio securities of any customer or group of affiliated customers in which, on the aggregate, exceed 25.0% of the financial institution’s regulatory capital.

Treatment of Past Due Debts

In accordance with CMN Resolution No 2,682, Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and make provisions according to the level attributed to each transaction. The classification is based on the financial condition of the customer, the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For the purposes of Central Bank requirements and under Brazilian GAAP, transactions are classified at Level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of those financial institutions, each level has a specific allowance percentage which is used to calculate the allowance for loan losses, as specified in the table below:

Classification	AA	A	B	C	D	E	F	G	H
Allowance %	0%	0.5%	1%	3%	10%	30%	50%	70%	100%

Provision for Loan Losses for Income Tax Deduction Purposes

Brazilian financial institutions are allowed to deduct loan losses as expenses for the purpose of determining their taxable income. The period during which these deductions may be made depends on the amounts, maturities and types involved in the transaction, in accordance with Article 9 of Law No. 9,430 of December 27, 1996.

Foreign Currency Loans

Financial institutions in Brazil are permitted to borrow foreign currency denominated funds in the international markets (either through direct loans or through the issue of debt securities) for any purpose including lending those funds onwards in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with CMN Resolution No. 3,844, of March 24, 2010. The Central Bank may establish limits on the terms, interest rates and general conditions of such international loan transactions (including the issue of bonds and notes by financial institutions). Currently, there are no limits imposed on such transactions, but the inflow of funds to, deriving from or for, loans, including the issue of notes in the international market, whose average minimum payment term is no longer than 360 days, is subject to the IOF/FX tax, at a rate of 6.0%. However, if the average minimum term of the loan is longer than 360 days, the IOF/FX tax is reduced to zero. Moreover, if a loan transaction with a minimum term longer than 360 days is settled partially or completely before the completion of the 360 day term, the IOF/FX tax would be 6.0%, plus interest and penalty.

Cross-border loans between individual or legal entities (including banks) resident or domiciled in Brazil and individual or legal entities resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to prior registration with the Central Bank.

Financial institutions may also grant loans in foreign currency, or indexed to the fluctuations of a foreign currency, to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered commercial papers (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with the Brazilian regulations on foreign exchange markets and international capital flows. On December 4, 2012, for instance, the Central Bank issued Circular No. 3,617, which amended Brazilian regulations on foreign exchange markets and international capital flows, and relaxed some previously established limitations imposed on export financing by, among other changes, extending the maximum term for export financing from 360 to 1,800 days.

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The Central Bank and the Brazilian government frequently change the rules and regulations applicable to foreign currency loans in accordance with the economic scenario and Brazilian monetary policy.

Foreign Currency Positions

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. The Central Bank imposes limits on the foreign exchange sale and purchase positions of institutions authorized to operate in the foreign exchange markets. These limits vary according to the type of financial institution conducting foreign exchange transactions, the foreign exchange sale positions held by those institutions, as well as the stockholders’ equity of the relevant institution. There is no current limit on long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. In accordance with Central Bank Circular No. 3,401 of August 15, 2008, other institutions within the Brazilian financial system are not allowed to have short positions in foreign currency, although there are no limits on foreign exchange long positions.

According to Central Bank Circular No. 3,548, of July 8, 2011, as amended, there is a cash reserve requirement for financial institutions with foreign exchange operations corresponding to 60.0% of the average amount of the last five days’ foreign exchange short positions in excess of US$3 billion.

In accordance with CMN Resolution No. 4,033 of November 30, 2011, banks with regulatory capital exceeding R$5 billion may lend funds raised through external funding activities to: (i) Brazilian companies, (ii) their offshore subsidiaries and (iii) foreign companies, provided that the majority of the foreign company’s voting stock belongs to a shareholder that is, directly or indirectly, an individual or legal entity resident or domiciled in Brazil. Resolution No. 4,033 also allows banks to acquire, in the primary market, bonds issued or guaranteed by the above mentioned companies.

Transactions with Affiliates

Under Brazilian Corporate Law, as well as the Central Bank and CVM rules, we are required to identify in our financial statements all related party transactions, according to the materiality criteria established by the accounting rules. On December 2012, we adopted a Related Party Transactions Policy to ensure we are aligned with best practice in corporate governance.

Law No. 7,492, enacted on June 16, 1986, which sets forth crimes against the Brazilian financial system, defines as a criminal offense the extension of credit by a financial institution to any of its controlling shareholders, directors or officers, or certain family members of such individuals and any entity controlled directly or indirectly by such a financial institution, or which is under common control with the financial institution. Violations of Law No. 7,492 are punishable by two to six years of imprisonment and a fine. On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the prosecutor’s office.

Brazilian banking laws and regulations also impose prohibitions on the extension of credit or guarantees to any company which holds more than 10.0% of the financial institution’s capital and to any company in which they hold more than 10.0% of the capital. This limitation is also applicable to the directors and officers of the financial institution and certain family members of these individuals, as well to those companies in which such persons hold more than 10.0% of the capital.

Establishment of Offices and Investments Abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside of Brazil, it must obtain the prior approval of the Central Bank, which will depend on the applicant Brazilian bank being able to meet certain criteria, including:

•	The Brazilian financial institution must have been in operation for at least six years

•	The Brazilian financial institution’s paid-in capital and stockholders’ equity must meet the minimum levels established by the Central Bank regulations for the relevant financial institution, plus an amount equal to 300.0% of the minimum paid-in capital and stockholders’ equity required by Central Bank regulations for commercial banks

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•	The Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global and consolidated supervision; and

•	The Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment.

Within 180 days of Central Bank approval, the Brazilian financial institution must submit to the competent foreign authorities a request to open the branch, and begin operations within one year of the date of approval by the local authorities. Failure to fulfill these conditions may result in the cancellation of the authorization.

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution No. 3,921, which established new rules related to the compensation of the directors and officers of financial institutions. The compensation of directors and officers may be fixed or variable. Variable compensation may be based on specific criteria set forth in CMN Resolution No. 3,921, and is required to be compatible with the financial institution’s risk management policies. At least 50.0% of variable compensation must be paid in shares or share-based instruments and at least 40.0% of variable compensation must be deferred for at least three years and is subject to clawbacks, based on the results of the institution and business unit during the period of deferral. These new rules took effect on January 1st, 2012 and are applicable to the compensation of directors and officers based on the services rendered during the year 2012. In addition, financial institutions that are publicly-held companies or required by the Central Bank to establish an audit committee must also establish a compensation committee prior to the first shareholders’ meeting of 2012. This committee must meet the requirements set out in Resolution No. 3,921.

On October 22, 2012, our board of directors approved a compensation policy (as amended on February 28, 2013), proposed by the compensation committee for the members of the management of Itaú Unibanco Holding and its controlled companies, in compliance with the guidelines established by CMN Resolution No 3,921 stated above.

Other

On July 28, 2011 the CMN enacted Resolution No. 3,998, supplemented by Central Bank Circular No. 3,553, both effective August 22, 2011, which require that financial institutions in Brazil register assignments of the following types of credit transactions: (i) payroll loans, and (ii) vehicle leases. Under Resolution No. 3,998, financial institutions must appoint an officer responsible for registration procedures and specified controls related to these credit transactions and the assignment thereof. The information required to be disclosed upon registration of these credit transactions and their assignment includes: (i) the name of the assignor and assignee, (ii) the name of the financial institution that granted the underlying credit, (iii) certain information regarding the credit transaction being assigned (e.g. the identity of the debtor, specified dates, any guarantees, amounts payable, installments, etc.) and (iv) details of the credit assignment transaction (e.g. amounts assigned, portion of the credit transaction subject to the assignment, specified dates, any guarantees involved). This registration must be made before a clearing house duly authorized to act as such by the Central Bank.

On June 13, 2012, the Central Bank approved a public consultation on two proposed new resolutions regarding: (i) the social and environmental responsibility policy of financial institutions and other institutions authorized to operate by the Central Bank, and (ii) the preparation and disclosure of a social and environmental responsibility report. The proposed resolutions, if approved, may require the consideration of social and environmental issues in the management and business strategies of financial institutions, with the objective of improving the existing regulations and improving the efficiency of the Brazilian financial system by means of sustainable development. The public consultation period ended on September 11, 2012. The Central Bank has not yet enacted the final versions of these resolutions, but is expected to do so in the near future.

Law No. 12,414, dated June 9, 2011, as regulated by Decree No. 7,829, dated October 17, 2012, established rules for the organization and consultation of databases compiling the credit history information of individuals and legal entities. On December 20, 2012, the Central Bank enacted Resolution No. 4,172, which regulates the provision of credit history information by financial institutions to such databases and the disclosure of such information, which are subject to the express request or authorization by the client. Financial institutions and other institutions which are subject to regulation by the Central Bank must carry out the necessary operational adjustments no later than August 1, 2013 to comply with Resolution No. 4,172.

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Bank Insolvency

Insolvency Regime

Financial institution insolvency is largely a matter handled by the Central Bank. The Central Bank will commence and oversee all administrative proceedings, whether for, or in avoidance of, liquidation.

The insolvency of financial institutions remains governed by the specific regimes set forth in Law No. 6,024, enacted on March 13, 1974 and Presidential Decree No. 2,321, of February 25, 1987 (intervention, extrajudicial liquidation and temporary special administration regime, each of which is discussed in further detail below), and is also subject to Law No. 11,101, enacted on February 9, 2005, as amended (the “Brazilian Insolvency Law”), to the extent applicable, on an ancillary basis.

Intervention

The Central Bank may intervene in the operations of a bank in the following circumstances:

•	If there is a material risk to creditors, resulting from mismanagement

•	If the bank repeatedly fails to remedy material violations of the Brazilian banking laws or regulations after receiving notice from the Central Bank

•	If intervention is an alternative to liquidation.

Beginning on the date it is ordered by the Central Bank, an intervention suspends claims related to the obligations of the financial institutions, prevents the early termination or maturity of obligations of the financial institution, and freezes pre-existing deposits.

The intervention may cease:

•	At the discretion of the Central Bank if the controlling shareholders or interested third parties take over the administration of the financial institution under intervention after having provided the guarantees required by the Central Bank

•	When the situation of the financial institution is regularized as determined by the Central Bank

•	When extrajudicial liquidation or bankruptcy of the entity is ordered by the Central Bank or by the relevant courts, respectively.

Extrajudicial Liquidation

An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian government) may be carried out by the Central Bank if it can be established that:

•	The Debts of the financial institution are not being paid when due

•	The financial institution is deemed to be insolvent

•	The financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors

•	Management of the relevant financial institution has materially violated Brazilian banking laws or regulations

•	Upon cancellation of its operating authorization, a financial institution’s ordinary liquidation proceedings are not carried out within 90 days or are carried out with a delay representing a risk to its creditors, at the Central Bank’s discretion.

Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervener appointed by the Central Bank in the intervention proceedings.

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Extrajudicial liquidation: (i) suspends actions or foreclosures related to the financial institution, during which time no other action or foreclosure may be commenced, (ii) accelerates the terms of its obligations, and (iii) interrupts the statute of limitations with regard to the obligations of the financial institution. In addition, interest ceases to accrue on the obligations of the financial institution until all of its its obligations to third parties are duly paid.

Extrajudicial liquidation proceedings may cease:

•	At the discretion of the Central Bank if the controlling shareholder or interested third parties take over the administration of the financial institution after having provided the guarantees required by the Central Bank

•	When the liquidator’s final accounts are rendered and approved, and subsequently filed with the competent public registry

•	When converted to an ordinary liquidation

•	When the financial institution is declared bankrupt.

Temporary Special Administration Regime

In addition to the aforesaid procedures, the Central Bank may also establish the RAET, which is a less severe form of Central Bank intervention in private and non-federal public financial institutions and which allows institutions to continue to operate normally. The RAET may be imposed by the Central Bank in the following circumstances:

•	The financial institution continually participates in transactions contrary to economic and financial policies established by federal law

•	The financial institution fails to comply with the compulsory reserve rules

•	The financial institution has operations or circumstances which call for an intervention

•	Illegal activities or management misconduct exists; or

•	The institution faces a shortage of assets.

The main purpose of the RAET is to assist with the recovery of the financial condition of the institution under special administration. Although the RAET does not affect the day-to-day business operations, liabilities or rights of the financial institution, which continue to operate as normal, the Central Bank has the authority to order corporate reorganizations of the financial institution and its subsidiaries, including changing the corporate type, carry out mergers or other types of business consolidations, spin-off or change the control of the financial institution under this regime.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution through bankruptcy proceedings, the Fundo Garantidor de Crédito (“FGC”), a deposit insurance system, guarantees a maximum amount of R$70,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same financial group). The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that handle customer deposits, currently at 0.0125% of the total amount of outstanding balances of the accounts corresponding to guaranteed obligations per month, and certain special contributions, in accordance with CMN Resolution No. 4,087, as amended. Additionally, deposits and any funds raised outside of Brazil are not guaranteed by the FGC, in accordance with CMN Resolution No. 4,087, of May 24, 2012.

On April 30, 2013, the ordinary general meeting of Credit Guarantor Fund (FGC) approved the change in the maximum guarantee amount from R$ 70,000.00 to R$ 250,000.00. The new amount will be applied to future interventions or extrajudicial liquidations. CMN Resolution No. 4.087 sets forth that the amendments to the FGC’s bylaws or regulations by the general meetings should be forwarded to the Central Bank to be examined and submitted to the CMN.

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In addition, CMN Resolution No. 4,115, of July 26, 2012, authorizes financial institutions to raise funds by means of time deposits guaranteed by the FGC up to a certain amount, provided that such deposits (i) have a minimum term of twelve months and a maximum term of thirty-six months, (ii) are not callable before their term, (iii) are backed by a secured interest over assets, and (iv) are limited to an amount assessed considering the bank’s Tier 1 reference net worth and time deposits, whichever is higher, per deposit of the same bank, limited to R$5 billion.

Repayment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution through bankruptcy proceedings, employees’ wages and related labor claims up to a certain amount, secured credits and indemnities and tax claims enjoy the highest priority of any claims against the bankrupt estate. The payment of unsecured credit, including regular retail customer deposits not payable under the FGC, is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges. In addition, upon payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the bankrupt estate and ranks pari passu with other unsecured creditors.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements. The Brazilian Payment and Settlement System began operating in April 2002. The Central Bank and the CVM have the power to regulate and supervise this system. Pursuant to these rules, all clearing houses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank. The most important principles of the Brazilian payment and settlement system are:

•	The existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Central Bank, and deferred net settlements, through the clearing houses

•	The clearing houses, with some exceptions, are liable for the payment orders they accept; and

•	Bankruptcy laws do not affect payment orders made through the credits of clearing houses or the collateral granted to secure those orders. However, clearing houses have ordinary credits against any participant under bankruptcy laws.

Foreign Banks and Foreign Investments

Foreign Banks

The establishment in Brazil of new branches by foreign financial institutions (financial institutions which operate and have a head office offshore), as well as the acquisition of equity interests by foreign financial institutions in Brazilian financial institutions, is prohibited, except when duly authorized by the Brazilian government and by the Central Bank, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorized to operate in Brazil, a foreign financial institution is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Foreign Investments in Brazilian Financial Institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government and by the Central Bank, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government. Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	Foreign and Brazilian investors must be treated equally, unless legislation states otherwise

•	Any foreign entity that directly owns shares of Brazilian companies must be registered with the corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica)

•	Foreign direct investments, repatriations and profit remittances must be registered electronically with the Central Bank

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•	The Central Bank may require that Brazilian companies provide information regarding the foreign equity interests in those Brazilian companies, and any other information in connection with the relevant foreign investment in Brazil; and

•	Brazilian companies must provide in their financial statements relevant foreign investments, obligations and credits.

On December 9, 1996, a presidential decree authorized the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions, as well as the offering abroad of depositary receipts representing those shares. Also, since December 1996 the CMN has specifically authorized the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions. Therefore, in these specific cases, authorization from the Brazilian government is not necessary. For cases involving the acquisition of shares issued by Brazilian financial institutions, foreign investors must also comply with the registration requirements with the corporate taxpayer registry and with the Central Bank, as described above.

On March 15, 2013, a presidential decree authorized an increase in the limit of foreign ownership of Itaú Unibanco Holding´s common shares, from 7.18% to 30%. We do not expect this to affect our corporate and control structures.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control their activities, their financial, operational and management information systems, and their compliance with all regulations applicable to them.

Audit Committee

In accordance with CMN regulations, all financial institutions that (i) have regulatory capital equal to or in excess of R$1 billion, (ii) manage third-party funds of at least R$1 billion, or (iii) hold deposits and manage third-party funds with an aggregate amount of at least R$5 billion, are required to have an in-house audit committee.

Audit committees are required to be created under an express provision in the bylaws of the respective financial institution and are required to be composed of at least three members who should rotate every five years. At least one of the audit committee members must have proven knowledge in accountability and auditing to be qualified to the function. The members of the audit committee will only be allowed to be part of the committee again after three years following a maximum five-year office term.

Audit committee members of publicly held financial institutions may not: (i) be or have been in the previous twelve months (a) an officer of the institution or its affiliates, (b) an employee of the institution or its affiliates, (c) an officer, manager, supervisor, technician, or any other member of the team involved in auditing activities at the institution, or (d) a member of the institution’s fiscal council or that of its affiliates, or (ii) be a spouse or first or second-degree relative of the persons described in items (i)(a) or (i)(c).

Audit committee members of publicly held financial institutions are also prohibited from receiving any compensation from the institution or its affiliates other than as a member of the audit committee. In the event that an audit committee member of the institution is also a member of the board of directors of the institution or its affiliates, this member must opt for compensation related to only one of the positions.

Our audit committee reports to the board of directors and its principal functions are to oversee:

•	The quality and integrity of the financial statements of Itaú Unibanco Holding

•	The compliance with legal and regulatory requirements

•	The performance, independence and quality of the services rendered by the independent auditors of Itaú Unibanco Holding

•	The performance, independence and quality of the work performed by the internal auditors of Itaú Unibanco Holding

•	The quality and the effectiveness of the internal controls and risk management systems of Itaú Unibanco Holding

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•	Recommendations for improvements or changes to policies and procedures; and

•	Recommendations to the board of directors for the hiring and replacement of independent auditors.

According to Central Bank regulations, the audit committee is required to be a statutory body, created by a shareholders’ resolution, which is separate from the board of directors. Notwithstanding the requirement for separate corporate bodies, the members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. In addition, under Brazilian law, the hiring of the independent auditor is a function reserved exclusively for the board of directors of a company. However, Brazilian regulations permit the creation of a single audit committee for an entire group of companies.

Independent auditors and the audit committee must immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the identification of the same, including:

•	Non-compliance with legal and regulatory norms that place the continuity of the audited entity at risk

•	Fraud of any amount perpetrated by the administration of the institution

•	Relevant fraud perpetrated by entity employees or third parties; and

•	Errors that result in significant misstatements in the accounting records of the entity.

Exemption from Audit Committee Requirements

NYSE rules require that listed companies have an audit committee that: (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise, and (iv) is governed by a written charter addressing the committee’s required purpose and an annual performance evaluation of the audit committee and detailing its required responsibilities.

Brazilian banking law (Central Bank Resolution No. 3,198) requires us to have an audit committee of at least three members, and Brazilian Corporate Law requires us to have a fiscal council, which is composed of three to five members. Pursuant to Brazilian Corporate Law and Central Bank Resolution No. 3,198, the fiscal council members are elected at the annual shareholders’ meeting and the audit committee is elected by the board of directors from among its members and independent members, one of whom must be a financial expert. According to our bylaws, its chairman must be also a member of the board of directors.

According to the SEC, foreign private issuers are exempt from the audit committee requirements if the issuer meets certain criteria. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under Sarbanes-Oxley, satisfies the other requirements of the exemption of Rule 10A-3(c)(3) and therefore is in compliance with Rule 10A-3 of the Exchange Act. Our audit committee, to the extent permitted under Brazilian law, performs all of the functions required of an audit committee under Rule 10A-3. As required by Brazilian law, our board of directors and audit committee are separate corporate bodies. In addition, under Brazilian law, the authority to hire independent auditors is reserved exclusively for a company’s board of directors. Therefore, our board of directors acts as our audit committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of the appointment of our independent auditors. Our audit committee is currently composed of five members, one of whom is also member of our board of directors.

Regulation of Independent Auditors

CMN Resolution No. 3,198, of May 27, 2004, as amended, establishes the rules governing external audit services provided to financial institutions.

In accordance with CMN Resolution No. 3,198, the financial statements and financial information of financial institutions must be audited by independent auditors who: (i) are registered with the CVM, (ii) are certified as banking experts by the CFC and IBRACON, and (iii) meet the independence requirements.

In order to maintain their banking certification, the responsible partner and the audit team members with management duties must: (i) perform independent audits of financial institutions and attend a continuing professional education program, or (ii) pass a new exam organized by the CFC and the IBRACON within a period not to exceed three years of the last approval.

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At least every five consecutive fiscal years, the responsible partner and the audit team members with management duties must rotate. Former auditors may only be re-engaged after three fiscal years have passed since their last engagement.

CMN Resolution No. 3,198 also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise, (ii) any ownership shares of capital or any financial operation, asset or liability in the audited financial institution held by the audit firm or members of the audit team involved in the audit work of the financial institution exists, or (iii) the payment of fees represents at least 25.0% or more of the total annual fees of the independent auditor. Additionally, the audited institution is prohibited from hiring partners and audit team members in management positions that were involved in audit work for the financial institution within the past 12 months.

In connection with the audit work for the financial institution, in addition to the audit report, the independent auditor must prepare the following reports:

•	An assessment of the internal control and risk management procedures of the financial institution, including the electronic data processing system, showing any deficiencies found; and

•	A description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be made available to the Central Bank for at least five years.

Under Brazilian law, our financial statements must be prepared in accordance with Brazilian GAAP. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by a financial institution’s independent auditors. CVM Rule No. 381 requires public companies, including financial institutions, to disclose information relating to other services rendered by independent auditors, other than the audit of the financial statements if these other services represent 5.0% or more of the fees paid to the independent accounting firm. The information to be disclosed in this circumstance includes type of service, the amount paid, and percentage it represents of the fees paid for the audit of the financial statements.

Regulation of Presentation of Financial Statements

CMN Resolution No. 2,723, of May 31, 2000, as amended, establishes certain rules on the consolidation of financial statements by financial institutions. According to this Resolution, financial institutions, except for credit unions, are required to prepare their financial statements on a consolidated basis, including investments in companies in which they hold, directly or indirectly, solely or jointly: (i) the right to nominate or designate a majority of the company’s board of directors, (ii) the right to appoint or dismiss the majority of the officers and directors of the company, or (iii) operational or corporate control. This resolution is applied by the Central Bank to us on a group-wide basis.

Rules Governing the Collection of Bank and Credit Card Fees

The collection of bank fees and commission is extensively regulated by the CMN and by the Central Bank. CMN Resolution No. 3,919, effective March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (i) essential services, (ii) priority services, (iii) special services, and (iv) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as: (i) supplying a debit card, (ii) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules, (iii) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank), (iv) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals, (v) supplying up to two statements describing the transactions during the month, to be obtained through branch counters or ATM terminals, (vi) inquiries over the internet, (vii) up to two transfers of funds between accounts held by the same bank, per month, at a branch counter, through ATM terminals or over the internet, (viii) clearance of checks, and (ix) supplying, by February 28th of each year, a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution No. 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal services at the bank’s branches or client service locations.

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Priority services are those rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards and records, and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in Appendix I. CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix II to this resolution. Banking clients must have the option to acquire individual services, instead of adhering to the whole package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and onward lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services.

The regulation authorizes financial institutions to collect fees for the performance of specific or differentiated services, provided that the account holder or user is informed of the conditions of use and payment, or the fee and charging method are defined in the contract. Some of the specific or differentiated services are: (i) the approval of signatures, (ii) management of investment funds, (iii) rental of safe deposit boxes, (iv) courier services, (v) custody and brokerage services, (vi) endorsement of clients’ debts (aval/guarantee), (vii) pledging of credit instruments, and (viii) foreign currency exchange, among others.

Other changes included in CMN Resolution No. 3,919 are: (i) a prohibition against charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination of agreements, (ii) prohibition against including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services, (iii) subscription to service packages must be through a separate contract, (iv) information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package, (v) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions, (vi) registration fees cannot be cumulatively charged, (vii) overdraft fees can be charged, at most, once for the last 30 days.

CMN Resolution No. 3,919 also establishes new rules applicable to credit cards, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreements, and the creation of two types of credit cards: (i) basic credit cards with certain basic services, which are classified as a priority service, and (ii) differentiated credit cards, with rewards and other benefits to the consumer, which are classified as a differentiated service. In addition, Central Bank Circular No. 3,512, of November 25, 2010, as amended, established a minimum amount that credit card holders must pay monthly on outstanding credit card balances, which is 15.0%.

In addition, CMN regulations establish that debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover the debits in the account, thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time). With respect to credit cards, a minimum of 45 days’ notice is required for any increase or creation of fees, and these fees can only be increased after 365 days from the date of last increase. The period of 365 days is also applicable to changes in rewards or benefit program rules.

Finally, CMN Resolution No. 3,919 also established that, from March 2012, financial institutions must supply, by February 28th of each year, a consolidated statement describing, on a month-by-month basis, the fees, interest, late fees, fines and other expenses charged over the preceding year with respect to any credit and leasing transactions.

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Regulation of Internet and Electronic Commerce

Although Brazil does not have comprehensive legislation regulating electronic commerce, since 2001 the legal validity of electronic documents in Brazil is ruled by Provisional Measure No. 2,200, which establishes a government controlled digital certification system, aimed at guaranteeing the authenticity, integrity and legal validity of electronic documents and ensuring the security of electronic transactions. However, there are currently several bills relating to internet and electronic commerce regulations before the Brazilian Congress. The proposed legislation, if enacted, will reinforce the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer and accept one through electronic messages.

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by CMN Resolution No. 2,953, of April, 25, 2002, allowing Brazilian residents to open deposit bank accounts by electronic means, which includes the internet, ATM machines, telephone and other communication channels. This regulation sets forth specific rules on the opening and use of bank accounts via electronic means, including: (i) the requirements contained in CMN Resolution No. 2,025, of November 24, 1993, for verification of the identity of the customer, and (ii) transfers of amounts are allowed only between accounts of the same account holders or, in the event of liquidation of investment products and funds, to an account held by the holders of the investment products/funds.

On March 26, 2009, the CMN enacted Resolution No. 3,694 requiring that all financial institutions offering products and services to their clients through electronic means must guarantee the security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities of the products or services acquired through such channels.

In addition, the Central Bank also permits, under CMN Resolution No. 3,919, the opening of deposit bank and savings accounts.

On November 30, 2012, in order to address cybersecurity issues, the Brazilian government enacted Law No. 12,737, which added the crime of computer hacking to the Brazilian Penal Code, describing the conduct of invading another person’s computing device, connected to a network or not, in violation of security mechanisms and obtaining, tampering with or destroying data or information without express or implied consent of the device’s owner, or installing anything in order to gain an unfair advantage.

Anti-Money Laundering Regulations

The Brazilian anti-money laundering law (Law No. 9,613, enacted on March 3, 1998, as amended by Law No. 12,683, enacted on July 9, 2012 - the “AML Law”), establishes as a crime to hide or disguise the nature, origin, location, disposal, movement or ownership of goods, rights or finances coming, directly or indirectly, from criminal acts, subject to imprisonment from three to ten years and a financial penalty.

The AML Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras or “COAF”), which is the Brazilian financial intelligence unit that operates under the Ministry of Finance. COAF has a central role in the Brazilian system of combating money laundering and terrorism financing, and legal responsibility to coordinate mechanisms for international cooperation and information exchange.

According to the AML Law and complementary regulations enacted by the Central Bank, including the procedures that must be adopted by financial institutions for the prevention and combating of money laundering and terrorism financing, as a response to the recommendations of the Financial Action Task Force (“FATF”), financial institutions must have internal policies and internal controls procedures in order to:

•	Identify and know their customers, which includes determining whether the customer is a Politically-Exposed Person (“PEP”), as well as identifying the beneficial owners in the related transaction, if any. These records must be kept up to date

•	Verify the compatibility between funds movement and a client’s economical and financial capability

•	Verify the source of funds

•	Prepare an analysis of new products and services with respect to anti-money laundering issues

•	Maintain records of all financial services or transactions held on behalf of, or for, a customer. The record system must allow the identification of: (i) any transaction or series of transactions involving amounts that exceed R$10,000 and belong to the same customer, conglomerate or group, in one calendar month, and (ii) operations that reveal a pattern of activity that suggests a scheme to avoid identification

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•	Pay special attention to (i) unusual transactions, or proposed transactions, in terms of the parties involved, amounts, forms of execution and the instruments used, or that have no apparent economic or legal basis, (ii) transactions or proposed transactions involving PEPs, persons from Brazil and countries with which Brazil has a high number of financial and commercial transactions or countries bordering Brazil or with ethnic, linguistic or political ties to Brazil, (iii) evidence of fraud in customer or transaction identification, (iv) customers or transactions involving unidentifiable beneficial owners, (v) operations originating from or destined to countries that do not fully comply the Financial Action Task Force Recommendations, and (vi) situations where it is not possible to keep a customer’s identification records up to date. Financial institutions must have enhanced monitoring programs, check if a certain customer or transaction must be reported to COAF and evaluate if they want to begin or maintain a relationship with a customer

•	Inform COAF within one business day of any transaction that is considered suspect by the financial institution, including all cash transactions equal to or above R$100,000, without informing the involved person or any third party

•	Keep the records referred to above for at least five years or ten years, depending on the nature of information, even after ending a customer relationship or closing a transaction

•	Define criteria for employee hiring and carry out employee anti-money laundering training

•	Establish that anti-money laundering procedures must be complied with by branches and subsidiaries of Brazilian financial institutions located abroad

•	Establish that the institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it has been organized and licensed, and is object of effective supervision

•	Monitor transactions and situations which could be considered suspicious for money laundering purposes, aiming to enable the financial institution to properly report the suspicious activity to the COAF

•	Report to COAF the occurrence of transactions as required under applicable regulations, and also whenever such transactions are not verified

•	Require clients to inform the financial institution, at least one business day in advance, of their intention to withdraw amounts equal to or exceeding R$ 100,000, and

•	Ensure that policies, procedures and internal controls are commensurate with their size and volume of operations.

Non-compliance with any of the obligations indicated above subjects the financial institution and its managers to the following penalties: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering its managers temporarily ineligible, for up to ten years, for the exercise of any functions in financial institutions, and (iv) the revocation of the financial institution’s license to operate.

Politically-Exposed Persons

PEPs are public agents who occupy or have occupied a relevant public function (for example heads of state or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials and current or past senior managers of international organizations of any nature), over the past five years, in Brazil or other countries, territories and foreign jurisdictions, as well as their family members and close associates. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member than otherwise would be authorized to approve relationships, such as directors, prior to establishing any relationship with those individuals. They must also adopt reinforced and continuous surveillance actions with regard to transactions with PEPs and report all suspicious transactions to COAF.

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Banking Secrecy

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) the disclosure of information with the express consent of the interested parties, (ii) the exchange of information between financial institutions for recording purposes, (iii) the provision to credit reference agencies of information based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors, (iv) the provision by financial institutions and credit card companies to the competent authorities of information relating to the occurrence of, or suspicions as to a criminal or other unlawful act, (v) as otherwise expressly allowed by Supplementary Law No. 105, of January 10, 2001, and (vi) the disclosure of information in compliance with a judicial order. Supplementary Law No. 105 also allows the Central Bank or the CVM to exchange information with foreign government authorities pursuant to an existing treaty.

Finally, a breach of bank confidentiality may be ordered by a judicial authority when necessary to investigate any torts or crimes. With the exception of instances permitted by Supplementary Law No. 105 and other instances permitted by judicial order, a breach of bank confidentiality is a crime punishable by one to four years of confinement, and a fine.

The Consumer Defense Code and Banking Client Protection Regulation

On September 11, 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor, or “CDC”), was enacted to establish rules for consumer protection, and governs the relationship between product and service providers and consumers. After a long controversy over the extent to which the CDC applies to financial services, the Brazilian Supreme Court decided in a final judgment that the CDC also applies to transactions between financial institutions and their clients. Based on this decision, CMN and the Central Bank focused their regulation and supervisory role on issues that are specific to financial services, which includes: (i) ombudsman services organized as a free communication channel between customers and financial institutions under the supervision of an ombudsman officer (CMN Resolution No. 3,849), (ii) early liquidation of loans (CMN Resolution No. 3,516), (iii) standards for disclosure and transparency requirements for consumer credit products and financial services, such as the total cost of credit transactions (CMN Resolution No. 3,517) (iv) liability prevention and control in financial transactions (CMN Resolution No. 3,694) (v) collection of bank fees and commission (CMN Resolution No 3,919).

Besides the banking client protection regulations enforced by CMN and the Central Bank, the basic consumer rights guaranteed by the CDC regarding the relationship between financial institutions and their clients include: (i) the imposition of a reverse burden of proof in court, (ii) financial institutions must ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, in order to protect against abusive practices, (iii) financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, (iv) financial institutions are liable for any damages caused to their customers by misrepresentations in their publicity or information provided, and (v) interest charges in connection with personal credit and consumer directed credit transactions must be proportionally reduced in the event of early payment of debts.

With respect to the consumer’s rights, Decree No. 6,523, of July 31, 2008, directed the CDC to establish general rules on Customer Service Assistance (Serviço de Atendimento ao Consumidor), by phone for information, clarification of doubts, complaints, and agreements regarding suspension or cancellation, and Law No. 11,785, enacted on September 22, 2008, amended CDC Article 54 to define that in adhesion agreements, the font size may not be smaller than size 12.

Antitrust Regulations

A new Brazilian Antitrust law (Law No. 12,529) was enacted on November 30, 2011 and became effective with respect to transactions consummated from May 30, 2012. According to the new regime, transactions resulting in economic concentration must be previously submitted to CADE for approval if any of the parties had, in the last fiscal year, gross revenue of R$750 million or more and the other party had gross revenue of R$75 million or more in the same period. The closing of a transaction before its approval by CADE subjects the parties to fines ranging from R$60,000 to R$60 million, and the relevant agreement may be deemed void.

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Financial conglomerates submit merger and acquisition transactions in various industries, including the insurance and pension plan industries, for CADE’s approval. In addition, merger and acquisition transactions in the banking industry must be submitted to the Central Bank for antitrust review, as confirmed by Circular No. 3,590 issued by the Central Bank on April 26, 2012, which sets forth that the Central Bank will examine corporate reorganizations and other acts involving two or more financial institutions, considering their potential effects on the financial system and its stability, but also any potential impacts regarding market concentration and competition. Upon approval of the transaction, the Central Bank may establish certain restrictions and require that the financial institutions execute an agreement regarding market concentration control, pursuant to which the terms and conditions of the sharing of the efficiency gain resulting from the act will be set forth.

Since 2010, a dispute has been under review in the Federal Supreme Court as to the exclusive authority of the Central Bank to review and approve merger and acquisition transactions involving financial institutions.

Asset Management Regulation

Asset management is regulated by the CMN and the CVM. The CMN and CVM regulations stipulate that institutions must segregate their asset management activities from their other activities.

Certain investment funds within the asset management industry, such as private equity investment funds, are also regulated by ANBIMA, which enacts additional rules and policies, especially with respect to the offering, marketing and advertising of financial products and services.

Investment funds are subject to the regulation and supervision of the CVM and are managed by companies authorized by the CVM to manage investment fund portfolios. Investment funds may invest in instruments available in the financial and capital markets, including fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included.

According to CVM Instruction No. 409 of August 18, 2004, as amended, investment funds may be classified as: (i) short term funds, (ii) referenced funds, (iii) fixed income funds, (iv) stock funds, (v) exchange funds, (vi) external debt funds, and (vii) multi-market funds.

Investment funds are subject to certain restrictions with respect to the composition of their portfolios and the classification of their investors, including, among other things, restrictions on the types of securities, financial assets and operations, limits per issuer and limits by type of financial assets. Such restrictions are set forth in the CVM regulations.

In addition, the CVM regulations establish criteria for the registration and accounting evaluation of titles, securities, financial instruments and derivatives held by investment funds. Pursuant to these regulations, fund managers must mark their securities to market, and hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity.

The CVM has also enacted rules to regulate private equity funds, credit rights investment funds, real estate investment funds and other specified investment funds. The rules of CVM Instruction No. 409 are applicable to each and every investment fund registered with the CVM to the extent they are not contrary to the specific rules applicable to such funds.

Leasing Regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099, of September 12, 1974, as amended, Ordinance No. 564 of November 3, 1978 of the Ministry of Finance and the regulations issued thereunder by the CMN from time to time, in particular CMN Resolution No. 2,309 of August 28, 1996.

Law No. 6,099, as amended, sets forth the general guidelines for the tax treatment of leasing transactions and provides that all leasing transactions are subject to the control and supervision of the Central Bank according to standards established by the National Monetary Council. CMN Resolution No. 2,309 sets out the types of leasing, the legal requirements of a leasing contract and other relevant guidelines applicable to the product. The Ministry of Finance’s Ordinance No. 564 establishes the loss/profit recognition, for the purpose of the taxation of leasing transactions, and, in particular, establishes that the guaranteed residual amount of a leasing transaction is the value contractually guaranteed by the leaseholder as a minimum that will be received by the lessor after the sale of the leasehold item to a third party, if the purchase option is not exercised. Furthermore, the laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and treatment of doubtful loans, are generally also applicable to leasing companies.

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Taxation

We describe below the main corporate taxes that may impact financial transactions entered into by the companies of the Itaú Unibanco Group, as well as a description of the main taxes on financial transactions.

Overview

The table below summarizes the main taxes imposed on our activities:

Tax	Rate	Calculation of Taxable Profit
IRPJ	15.0% plus 10.0%	Net income with adjustments (exclusions, additions, and deductions)
CSLL	15.0% or 9.0%	Net income with adjustments (exclusions, additions, and deductions)
COFINS	4.0%	Gross revenue minus specific deductions
PIS	0.65%	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Service value

Corporate Income Tax and Social Contribution on Profits

Currently, Brazilian companies are subject to the corporate income tax (Imposto de Renda da Pessoa Juridica or “IRPJ”) and the social contribution on profits (Contribuição Social Sobre o Lucro Liquido or “CSLL”).

According to the tax regime adopted by each company, the IRPJ and CSLL may be imposed on an adjusted tax basis (taxable income regime), which is subject to adjustments (deductions, additions and exclusions) upon the ascertainment of the tax due at the end of the fiscal year (e.g. operating costs, expenses, provisions and equity accounting).

The IRPJ is imposed at a rate of 15.0% and a surtax of 10.0% is applicable when the total amount of profit exceeds R$20,000 per month or R$240,000 per year (imposing a total rate of 25.0% on the amount of profit exceeding R$20,000 per month).

The CSLL is generally imposed at a rate of 9.0%. Law No. 11,727, of June 23, 2008, established that as of May 1, 2008, the CSLL rate on income of financial, insurance and similar companies would increased to 15.0%. The following companies are considered financial, insurance and similar companies for this purpose: private insurance and capitalization companies, banks of any type, securities underwriters, foreign exchange and securities brokerages, credit, financing and investment companies, real estate loan companies, credit card management companies, leasing companies, credit cooperatives and savings and loan associations. The increased CSLL rate is applicable to us and to many of our subsidiaries and affiliates. Brazilian financial institutions, including us, are disputing the constitutionality of a higher CSLL tax rate that applies only to financial, insurance and similar companies. The amounts in dispute are accounted for as a tax liability provision in our balance sheet.

Brazilian companies can offset the historical nominal amounts of tax losses against the results of subsequent years at any time (i.e. with no time limitations), provided that this offsetting does not exceed 30.0% of the annual taxable income of any one future year.

Companies pay the IRPJ and CSLL taxes based on their worldwide income rather than on income solely from Brazilian operations. Therefore, profits, capital gains and other income obtained abroad by Brazilian entities will be computed in the determination of their net income. In addition, profits, capital gains and other income from foreign branches or income from subsidiaries or foreign corporations controlled by a Brazilian entity will also be computed in the calculation of this entity’s profits, in proportion to its participation in these foreign companies’ capital. The Brazilian company is allowed to deduct income tax paid abroad, up to the amount of the Brazilian income taxes imposed on this income.

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Taxation of Profit Distribution

Dividends paid by a Brazilian company are currently not subject to withholding income tax (Imposto de Renda Retido na Fonte or “IRRF”) in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to IRRF at varying rates, according to the tax legislation applicable to the corresponding year.

Law No. 9,249 of December 26, 1995, as amended, allows a Brazilian corporation to make, instead of dividend distributions, distributions that are treated as interest on net equity (juros sobre o capital próprio) and that constitute deductible expenses for the purposes of calculating the IRPJ and CSLL. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily average of the Brazilian long-term interest rate (Taxa de Juros a Longo Prazo or“TJLP” ), as determined by the Central Bank, over the taxable year, and the amount of payments and deductions may not exceed the greater of: (i) 50.0% of net income (after the deduction of CSLL, but before taking into account the amount of such interest on net equity and the provision for IRPJ) for the period in respect of which the payment is made, or (ii) 50.0% of the sum of retained profits and profit reserves.

Any payment of interest on net equity is subject to withholding income tax at the rate of 15.0%, or 25.0% in the case of a shareholder who is resident or domiciled in a tax haven jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend.

Taxes on Revenue – Contribution on Social Integration Program (“PIS”) and Social Security Financing Contribution (“COFINS”)

In addition to IRPJ and CSLL, Brazilian companies are subject to the following taxes on revenue: Contribution on Social Integration Program (Contribuição Para o Programa da Integração Social or “PIS”) and Social Security Financing Contribution (Contribuição Social Para o Financiamento da Seguridade Social or “COFINS”).

According to Law 9,718 of November 27, 1998, as amended, financial institutions must pay contributions to PIS at a rate of 0.65% and to COFINS at a rate of 4.0%. In general, PIS and COFINS are charged on companies’ gross revenue, with some exemptions. In the case of financial institutions, certain additional deductions are provided by law so that the taxation basis is similar to the gross profit margin. Certain of our financial subsidiaries are currently claiming that the PIS and COFINS should be levied only on their revenue from the sale of goods and services, and not on revenue from financial and other activities. The amounts in dispute are accounted for as a tax liability provision on our balance sheet.

Most non-financial companies that calculate IRPJ and CSLL based on the taxable income regime are required to calculate PIS and COFINS contributions according to the non-cumulative regime. Under this regime, PIS is imposed at a rate of 1.65% and COFINS is imposed at a rate of 7.6%. The calculation basis of these contributions is the gross revenue earned by the company. However, the taxpayer can offset credits arising from the application of the same rates to the value paid for the purchase of certain inputs used in the production process of the company. Currently, under the non-cumulative regime, financial income (except, for example, income from interest on net equity and hedges) of non-financial companies is not subject to PIS and COFINS.

Service Tax

The tax on services (Imposto Sobre Serviços de Qualquer Natureza or “ISS”) is generally imposed on the price of value of services rendered (e.g., bank services) and charged by the municipality where our branch or office that renders the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality.

Tax on Financial Transactions

The tax on financial transactions (Imposto Sobre Operações de Crédito, Câmbio e Seguro, e Sobre Operações Relativas a Títulos e Valores Mobiliários or “IOF”) is imposed on foreign exchange, insurance, credit, securities and derivatives transactions. The IOF rate may be changed by a decree from the executive branch (which is generally effective as of its publication date) rather than a law.

The IOF on foreign exchange transactions (“IOF/FX”) tax is imposed on several foreign exchange transactions. Its applicable rates may be increased up to 25.0%. However, the IOF/FX tax rates imposed on foreign exchange transactions have recently been modified and are currently imposed at a rate of 0.38%, with the following important exceptions:

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•	The IOF/FX tax is imposed at a rate of 6.0% on the inflow of funds to Brazil deriving from, or for, loans, including the issue of notes in the international market, whose average minimum payment term is no longer than 360 days (if the average minimum term of the loan is longer than 360 days, and for foreign financing the IOF/FX rate is zero)

•	The IOF/FX is imposed at a rate of 6.0% on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions by foreign investors, including simultaneous foreign exchange transactions, with the purpose of investing in the Brazilian financial and capital markets, except, for example, for the transactions set out below

•	The IOF/FX is imposed at a rate of zero on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions by foreign investors that involve variable income investments on stock exchanges or on futures and commodities exchanges, in compliance with the regulations issued by the CMN, except for derivative transactions giving rise to predetermined income

•	The IOF/FX is imposed at a rate of zero on the inflow of funds into Brazil from December 1, 2011 in connection with the settlement of foreign exchange transactions by foreign investors for the purchase of shares as a result of public offerings registered or exempt from registration with the CVM or for the subscription of shares, provided that in each case the issuer is a publicly-held company whose shares are permitted to be traded in a stock exchange

•	The IOF/FX tax is imposed at a rate of zero on the inflow of funds into Brazil in connection with the settlement of foreign exchange transactions carried out on or after December 1, 2011 by a foreign investor, including simultaneous foreign exchange transactions, to purchase units in private equity funds (Fundo de Investimento em Participações or “FIP”) or emerging companies funds (Fundo de Investimento em Empresas Emergentes or “FIEE”), as well as units in investment funds that invest in units of FIPs and FIEEs that are established in accordance with the regulations issued by CVM

•	The IOF/FX is imposed at a rate of zero on the outflow of funds from Brazil in connection with the settlement of foreign exchange transactions for the purpose of repatriating the funds of foreign investors out of the Brazilian financial and capital markets, with some exceptions

•	The IOF/FX tax is imposed at a rate of zero on the outflow of funds from Brazil in connection with foreign exchange transactions for the remittance of interest on net equity and dividends earned by foreign investors

•	The IOF/FX tax is imposed at a rate of zero on the inflow of funds into Brazil from December 1, 2011, deriving from the cancelling of depositary receipts to invest in shares tradable in a stock exchange

•	The IOF/FX tax is imposed at a rate of 6.38% on foreign exchange transactions in accordance with obligations of credit card management companies or commercial or multiple banks, as credit card issuers, and deriving from the purchase of goods and services made abroad by their credit card users

•	The IOF/FX tax is imposed at a rate of zero on the inflow of funds into Brazil in connection with the acquisition of publicly-traded bonds and securities acquired on or after January 1, 2011, provided some conditions are met

•	The IOF/FX tax is imposed at a rate of zero on the inflow of funds into Brazil in connection with the acquisition of Brazilian Depositary Receipts and on the acquisition of units of real estate investment funds (Fundo de Investimento Imobiliário or “FII”) acquired on or after January 31, 2013, in compliance with the regulations issued by the CMN.

Depending upon the type of inflow of foreign funds into Brazil, the IOF/FX may be levied on both the outflow and inflow of funds. It may also be levied when the type of investment is changed. In many cases, the outflow and inflow of funds will require simultaneous foreign exchange transactions.

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The IOF tax is also imposed on insurance transactions upon the receipt of a premium (“IOF/Insurance”). In insurance transactions, the IOF/Insurance tax will be imposed at a highest rate of 25.0%. Currently, the rates imposed vary from 0.0% to 7.38% depending on the type of insurance purchased.

The IOF tax is also imposed on credit transactions, including financing, discounts and factoring (“IOF/Credit”). Currently, in most credit transactions, individuals and companies pay IOF/Credit at a rate of 0.0041% per day, until the total amount of IOF/Credit due reaches a limit of 1.5% within a period of 365 days. An additional IOF/Credit tax at a rate of 0.38% is also imposed on any credit transactions.

The IOF tax is also imposed on the acquisition, assignment, redemption, renegotiation or payment for settlement of securities, even though these transactions are carried out on stock, commodities and futures exchanges (“IOF/Securities”). The rate of the IOF/Securities with respect to many securities transactions is currently 0.0%, although certain transactions may be subject to specified rates. The President has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per day for the period during which the investor holds the securities, up to the amount equal to the gain on the transaction. Currently, there is a short-term IOF/Securities tax on fixed income and investments in fund quotas with a holding period of less than 30 days. If the investor sells, redeems, assigns, resells or renews fixed income and investments in fund quotas within 30 days of the original investment, IOF/Securities is levied at a rate of 1.0% per day, with certain maximum limits based on a regressive percentage of the total fixed income gain for a security reaching zero and for a maturity equal to or higher than 30 days. Finally, the IOF/Securities tax is levied at a rate of 1.5% on the assignment of shares traded in the Brazilian stock market in order to permit the issue of depositary receipts to be negotiated overseas.

On July 27, 2011, the Brazilian government enacted Decree No. 7,536, which introduced a tax on securities transactions (“IOF/Securities-Derivatives”) at the rate of 1.0% on the notional adjusted value of financial derivatives, the value of which is affected by exchange rates and which results in an increase in the net sold exposure of the holder. On the same date, the Brazilian government enacted Provisional Measure No. 539, which sets forth that institutions authorized to register derivative contracts will be responsible for charging and collecting the IOF/Securities-Derivatives amounts due.

According to Decree No. 7,563, enacted on September 15, 2011, the IOF/Securities-Derivatives taxpayer is the holder of the derivative contract, but the entities or institutions authorized to register the derivative contracts are responsible for the calculation and collection of this tax. In the event it is not possible for them to calculate and collect the IOF/Securities-Derivatives due from the taxpayer, these entities and institutions must provide the necessary information for the calculation of the tax base, through intermediaries and authorized participants, by the tenth business day of the month following the occurrence of a taxable event to: (i) the taxpayer resident or domiciled in Brazil, (ii) the legal representative of the taxpayer resident or domiciled abroad, and (iii) the manager of funds and investment clubs. On November 3, 2011, the Brazilian Revenue Office enacted Normative Ruling No. 1,207, which further regulated the terms, conditions and tax base of the IOF/Securities-Derivatives.

On December 8, 2011, Provisional Measure No. 539 was converted into Law No. 12,543, which further provides that legal entities that carry out export transactions may deduct from their IOF due the amount of IOF/Securities-Derivatives assessed on derivatives hedging transactions or, in the event thay such discount is not possible, such entities may require a refund or offset against other federal taxes and certain social contributions. Law No. 12,543 also grandfathered the IOF/Securities-Derivatives assessment for taxable events between July 27 and September 15, 2011. On December 27, 2011, the Ministry of Finance enacted Ruling No. 560, which postponed to January 31, 2012 the collection of the IOF/Securities-Derivatives assessed from September 16 to December 31, 2011. Under Brazilian law, the Brazilian government is authorized to increase the IOF/Securities-Derivatives rate up to 25.0% of the notional adjusted value at any time. IOF/Securities-Derivatives may be subject to further regulation and the related rules may be changed.

On March 15, 2012, Decree 7,699 reduced to zero the IOF/Securities-Derivatives on: (i) derivatives transactions for hedging purposes, related to export contracts celebrated by individuals or companies who are resident or domiciled in Brazil, and (ii) all other financial derivatives transactions which do not result in an increase in the net sold exposure of the holder.

The table below summarizes the IOF tax which is imposed on financial transactions (such as foreign exchange, insurance transactions, credit or those transactions related to securities), as explained above. For a more detailed analysis, investors should consult their tax advisers.

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Transaction Type	Rate (general rule subject to change by executive decree)
International Loans	IOF/FX: 6.0% (average minimum payment term is no longer than 360 days)

Foreign Investments in Brazilian Financial and Capital Markets	IOF/FX: 6.0% (general rule for inflow of funds)

IOF/FX: Zero (general rule for variable income investments, purchases of shares outside of the stock exchange as a result of public offerings, investments in FIPs and FIEEs and units of investment funds that invest in units of such funds and acquisitions of infrastructure debentures, real estate receivables certificates and BDRs).

IOF/FX: Zero (specific rule for certain fixed income investments, acquisitions of publicly-traded bonds and securities acquired on or after January 1, 2011, provided some conditions are met).

IOF/FX: Zero (general rule for outflows of resources, including repatriations of funds and remittances of interest on net equity and dividends).

Credit Card	IOF/FX: 6.38%

Insurance Transactions	IOF/Insurance: Zero to 7.38%

Loans and Credits	IOF/Credit: 0.0041% (individuals and companies) per day, until it reaches the limit of 1.5% up to a limit of 365 days, plus 0.38%

Securities	IOF/Securities: Zero to 1.0% (general rule)

IOF/Securities: 1.5% (assignment of shares in order to permit issue of depository receipts)

Securities-Derivatives	IOF/Securities-Derivatives: 1.0%

IOF/Securities-Derivatives: Zero (derivatives transactions for hedging purposes, related to export contracts, and all other financial derivatives transactions which do not result in an increase in the net sold exposure of the holder)

Income Taxes Imposed on Financial Investments

Foreign investors that receive payments derived from Brazilian sources, or gains related to Brazilian assets, will be subject to Brazilian income tax. Under Brazilian law, income tax on capital gains and income from financial transactions carried out in the Brazilian financial and capital markets vary depending on the domicile or residence of the investor, the type of registration of the investment held by the investor with the Central Bank and the manner in which the transaction is carried out.

For foreign investors who invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689 of January 26, 2000, and are not located in a jurisdiction considered a “tax haven jurisdiction” , the income tax is imposed, in general, pursuant to a special regime, as follows:

•	Capital gains from the sale of stock on Brazilian stock exchanges or income derived from derivatives traded on the Brazilian stock and future exchanges are exempted, except if related to combined transactions in derivatives with a predetermined income

•	Income tax will be imposed at a rate of 10.0% on income from stock funds, swaps and other transactions on futures market not carried out through a Brazilian stock exchange; and

•	Income tax will be imposed at a rate of 15.0% on income from all other fixed income investments made through a Brazilian stock exchange or over-the-counter market, and on gains earned therefrom.

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Foreign investors that have invested in the Brazilian financial and capital markets, in accordance with CMN Resolution No. 2,689, and are located in a tax haven jurisdiction are subject to income tax, in general, pursuant to the rules applicable to Brazilian individuals, as follows:

•	On income from financial transactions (variable income) at a rate of 15.0%

•	On fixed income, including from public bonds, at rates varying from 22.5% to 15.0% (the rates vary depending on the transaction type and terms); and

•	Income from other long and short-term investment funds at rates varying from 22.5% to 15.0%, depending on the investment period.

The table below is a summary of the income tax on foreign investments in the Brazilian financial and capital markets located in non-tax haven jurisdictions and tax haven jurisdictions. It does not purport to be a complete analysis of all tax considerations relating to investments in Brazil. For a more detailed analysis prospective investors should consult their tax advisers.

	Rate for
Transaction Type (Under CMN Resolution No. 2,689)	Foreign investor located in a non-tax haven jurisdiction	Foreign investor located in a tax haven jurisdiction
Capital gains from stock and derivatives and other variable income securities traded on the stock and futures exchange	0.0%	15.0%
Swap transactions	10.0%	22.5% to 15.0%
Other over-the-counter derivatives	10.0%	15.0%
Fixed income securities, including structured fixed income combinations (rates may vary according to the transaction type and term)	15.0%	22.5% to 15.0%
Income from public bonds (provided certain requirements are observed)	0.0%	22.5% to 15.0%
Short-term fixed income investment funds	15.0%	22.5% to 20.0%
Long-term fixed income investment funds	15.0%	22.5% to 15.0%
Income from stock funds	10.0%	15.0%

Finally, Provisional Measure No. 517 of December 31, 2010, converted into Law 12,431 of June 24, 2011, as amended by Law 12,715, of September 17, 2012, provides that income from publicly-traded bonds and securities acquired as at January 1, 2011, of non-resident investors that are not resident or domiciled in tax haven jurisdictions are subject to withholding income tax at a zero rate. To be eligible for this benefit, the following requirements must be met: (i) the bonds and securities must have been issued by private non-financial entities in accordance with the rules set forth by the CMN, (ii) the bonds must have weighted average maturity greater than four years, (iii) the issuer or one of its related parties may not repurchase and settle such bonds or securities in advance through pre-payment or redemption, unless in accordance with the rules set forth by the CMN, within the first two years after issue, (iv) the remuneration must be linked to predetermined rates and related to certain inflation indices, (v) the buyer has no agreement or commitment to resell, (vi) income payments, if any, must take place no more frequently than once per 180 day period, (vii) there must be evidence that the bonds or securities are registered in a system duly authorized by the Central Bank or the CVM, and (viii) the issuer must demonstrate the commitment to allocate the proceeds from the issuance on the future payment or reimbursement of expenses or debts related to the investment projects, including R&D.

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Presumed Credits Ascertained by Financial Institutions

On February 28, 2013, the Brazilian government enacted Provisional Measure No. 608, which entitles financial institutions to benefit from a presumed credit (crédito presumido) based on tax credits due to temporary differences on the allowances for loan and lease losses which may, in the future, reduce the taxation levied on profits. These presumed credits, which are tax credits for accounting purposes, may be used from January 1, 2014 and are cashable against the national treasury, through reimbursement requests either in cash or Brazilian federal government bonds, after the deduction of any debts the financial institution may have with the National Treasury.

Each calendar year, presumed credits may be ascertained by financial institutions and certain other institutions duly authorized by the Central Bank which have cumulatively ascertained  credits due to temporary differences on allowances for loan and lease losses and accumulated tax losses in the previous tax year, such presumed credits being limited to the lesser of these amounts.

As further discussed in “—Regulation by the Central Bank —Capital Adequacy and Leverage/Regulatory Capital Requirements—Further Details on the Effects of Provisional Measure No. 608” above, the presumed credits do not reduce the Common Equity Tier 1 Capital, as would be the case for accounting tax credits which depend on future profits for their realization.

The use of presumed credits is expected to be further regulated by the Brazilian Revenue Office and the Central Bank during 2013.

Insurance Regulation

The Brazilian insurance system is governed by three regulatory agencies: the CNSP, SUSEP and the ANS. With government approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social or “INSS”). Insurance companies may sell policies directly or through qualified brokers. In accordance with Brazilian insurance legislation, health insurance coverage can only be offered by insurers whose corporate purpose is limited to the sale of health insurance products and which are subject to the rules of the ANS, the regulatory agency responsible for regulating and overseeing the private health insurance sector.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP or by the ANS, the insurance sector regulators. However, if this special procedure is determined by SUSEP or by the ANS, and the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures relating to acts that may be considered bankruptcy-related crimes, the insurance company will be subject to ordinary bankruptcy procedures.

Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for the institution of compulsory dissolutions of insurance companies under SUSEP’s regulation, and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies regulated by CNSP, SUSEP and ANS.

According to Brazilian law, insurance companies must buy reinsurance to the extent that their liabilities exceed their technical limits under SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by the Brazilian Reinsurance Institute (IRB – Brasil Resseguros S.A. or “IRB”). On January 16, 2007, Supplementary Law No. 126 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies. This supplementary law specifically established new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, contracting insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Supplementary Law No. 126 are summarized below. Three types of reinsurers are established by this law:

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•	Local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions

•	Admitted reinsurer: a reinsurer not headquartered in Brazil, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities; and

•	Eventual reinsurer: a reinsurer not headquartered in Brazil, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Supplementary Law No. 126 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be headquartered in a country considered as a tax haven jurisdiction, as defined in Supplementary Law No. 126.

An admitted or eventual reinsurer must comply with the following requirements:

•	To be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields in which they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years

•	To have an economic and financial capacity equal to or higher than the minimum established by the CNSP

•	To have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum established by the CNSP

•	To have a duly appointed attorney-in-fact domiciled in Brazil with full administrative and judicial powers; and

•	To comply with additional requirements established by the CNSP and SUSEP.

In addition to the requirements mentioned above, an admitted reinsurer must keep a foreign currency account with SUSEP and periodically submit their financial statements to SUSEP, pursuant to the rules enacted by CNSP.

Entering into reinsurance and retrocession contracts in Brazil or abroad must be done either through direct negotiation between the involved parties or an authorized broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by SUSEP and the CNSP.

Reinsurance operations relating to survival life insurance and private pension plans may only be offered by local reinsurers.

With due observance of the rules enacted by the CNSP, insurance companies, when transferring their risks through reinsurance, have to transfer 40.0% of these risks to local reinsurers. In addition, risk assignments between insurers and reinsurers belonging to the same economic group are currently limited to 20.0% of the premiums pertaining to a given insurance coverage.

The technical reserves of local reinsurers, and funds deposited in Brazil for the purpose of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. The IRB remains authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

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b) The Issuer’s environmental policy and costs incurred in complying with environmental regulations and, if applicable, with other environmental practices, including adherence to international environmental protection standards

As regards operations (corporate buildings and branch network management), the bank follows the State and Federal regulations on environmental issues. Itaú Unibanco operates according to its Sustainability Policy, which contains provisions designed for the following purposes:

•	Support market mechanisms and internal policies aimed at promoting respect for the environment, the quality of life and the maintenance of biodiversity

•	Develop and improve mechanisms and internal policies aimed at managing the indirect impact of financial operations

•	Mitigate the direct environmental impact of its operations.

IT Investments

One major investment started in 2012 was in Technology, as investments in this area will ensure efficiency of our operations and satisfaction to our clients, not to mention that such investments will build the necessary basis for sustained growth in the years to come.

Our new data center will be the largest in Brazil, and is built on a property measuring 815 thousand m² in the city of Mogi Mirim, State of São Paulo. The structure was designed to allow subsequent expansion to be carried out in two phases, which will accomodate the Bank’s operations until 2050. With a 16 fold processing capacity and adequate telecommunications infrastructure, this data center – to be LEED certified – will enable a 40% decrease in power consumption.

Another significant innovation in 2012 was the installation of a biometric reading system at the ATMs, which allows clients to make transactions using the biometric reading of fingerprints without using passwords, which renders this channel safer.

Green IT

Established in 2008, the purpose of our Green IT Committee is the identification, mapping, and measuring of opportunities with economic, social, and environmental considerations in the IT area. With the acquisition of more efficient equipment, proper and sustainable disposal of electronic waste and increased use of teleconference and videoconference rooms, we managed to systematically reduce power consumption and greenhouse gas emissions. Of great concern is the proper disposal of our electronic waste, avoiding the contamination of soil and allowing the recycling of materials. In 2012 alone, 5.3 thousand tons of electronic waste (computers, printers, monitors, and other equipment) from the central administration, data centers, branches, and supplies rooms were collected and properly disposed of.

Data centers

The Data Center Upgrade Plan provides for the remodeling of the current data center rooms into a more efficient layout. The rooms are built based on the Next Generation Data Center (“NGDC”) concept, which gathers several features and good market practices focusing on power efficiency and operational excellence. Compared to traditional procedures, the new model allows for an estimated reduction of 43% in power consumption. 1790m2 of data center areas were upgraded in 2012. The resulting kW reduction data will be apparent in 2013. In 2012, four new teleconference rooms were acquired and equipped, bringing the total in the Itaú Unibanco network to 18. In the year, the 4,094 meetings were held in these rooms, avoiding 18,274,825 km of travel and the emission of 2,523 tons of CO2 into the atmosphere.

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Ecoefficiency

Management and reasonable use of natural resources is one of our constant concerns, to the extent that they allow us to reduce the impact and increase the efficiency of our operations, resulting in economic benefits. Due to the intensive use of technological equipment in our network of branches and corporate buildings, we have high levels of water and power consumption. Therefore, reducing and optimizing this consumption has been a key goal for us. Each initiative to improve our consumption levels is based on four pillars: implementation costs, market availability, technical performance of systems and eco-efficiency gains.

Water and power

The monthly monitoring of water and electric power consumption and the proper disposal of residues has been a significant step forward. In addition, we have established goals for the reduction of water and power consumption. In 2012, power and water consumption at our corporate buildings was reduced by approximately 1% and 8%, respectively, compared to the previous year. We installed devices that are more efficient and economical, such glass tinting, which contributes to reducing the temperature of internal surfaces, the use of clean power (wind, solar, small power plans and biomass) at the corporate buildings with higher consumption, and the re-use of storm water at cooling towers, decantation tanks, toilets, lake and garden irrigation systems.

In 2012, we made progress in the preparation of the Greenhouse Gas (“GHG”) Inventory, which follows the GHG protocol used worldwide by several corporations to determine the amount of carbon generated. We have implemented measures to reduce, either directly or indirectly, the GHG emissions associated with our operations.

Generation of residues and effluents

Our concern with ecoefficiency has yielded faster results at our new installations, such as the Tatuapé Technological Center (CAT 2) and the new data center in Mogi Mirim. Both buildings, for which completion is expected to occur in 2014, will have the LEED certification, which is granted to buildings that follow the good practices of construction and have good environmental and power performance. At the older installations, not built using the currently available techniques, upgrades to achieve eco-efficiency may require further planning, and an assessment of risks for the operation of areas and impact of costs required.

In the last two years, the main corporate buildings underwent remodeling to reduce their consumption of resources and reduce the environmental impact of our operations. When building new buildings or remodelling old ones, we monitor the generation and proper disposal of residues.

The building where our Tatuapé Technological Center (“CAT”) is located, we maintained the ISO 14001 certification, rule designed with a view to creating financial balance and reducing environmental impact through an Environmental Management System. An example is the implementation of the Effluent Treatment Station (“ETE”), a water reuse system to supply water for the air conditioning cooling towers. In the five months of operation of the ETE in 2012, 7,192 m³ of water were reused. We have systems to treat and re-use water at the Jabaquara Corporate Headquarters, the Mooca Technological Center and Tatuapé and Raposo Tavares Technological Centers. In 2012, we reused 62,925 m³ of water, an increase of approximately 50% compared to the year 2011.

Operational and technical efficiency

Within the scope of building management, due to the implementation of technically and operationally efficient buildings, we recorded an estimated 12,816 GJ1 reduction in power consumption in 2012, resulting in estimated savings of approximately R$ 1.2 million. When comparing electric power consumption at the corporate buildings in 2011 and 2012, we noticed a 869.2 MWh reduction. Our targeted reduction in terms of power consumption at the corporate buildings by 2015 is 2%.

Paperless

“Itaú Sem Papel” Project, or paperless Itaú, is an initiative intended to encourage clients to waive the receipt of their bank statements on paper, replacing them with digital files. Using the slogan “Use paper when it’s really worth it” disseminated in advertising campaigns launched through various channels, the campaign is intended to make our clients aware of the possibility of contributing to reducing the environmental impact of our operations.

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In addition, corporate clients are encouraged to take part in initiatives to reduce the amount of printed matter generated by the bank’s operations. More than 35% of account statement requests last year were for the digital format, which allowed us to save over 4 million sheets of paper.

Electronic residues

In 2012, we expanded the electronic waste disposal process for the Corporate Headquarters, branches and stock room, and we consider the volume produced during the transfer of branches from Unibanco to Itaú.

Impacts of transportation

Transportation of workers, residues, cargo and materials related to the bank generate atmospheric emissions. In order to mitigate this impact, we reduced the number of boarding by measuring the mileage travelled. We control and monitor emissions due to the use of electric power generators and mobile sources, whether our own or outsourced vehicles at the service of Itaú Unibanco, using the Ringelmann scale – a graphic scale for visual and colorimetrical measurement to assist with the identification of levels of emissions from fixed or mobile sources. The actions taken in 2012 included:

•	Vans made available to and from administrative poles, to facilitate the transportation of workers

•	Optimization of worker transportation routes to and from corporate buildings.

•	Launching a campaign to encourage the use of vans by workers going to and from administrative poles.

•	In 2012, 5,317,662km were travelled using taxi services, a 54% reduction compared to 2011.

•	We control and monitor the mileage of companies transporting residues (corporate buildings Itaú-business) – in 2012, the result was 333,022km.

Mitigation of environmental impact

Below are the initiatives launched by Itaú Unibanco focusing on mitigating its social and environmental impact:

Business segment: Sustainability Meter – for each exchange contract digitally signed in Itaú 30 Horas, we record the number of paper sheets saved and greenhouse gas emissions not emitted by the production of these sheets. The meter shows the client the total of unused paper sheets and the CO2 equivalent. By December 2012, approximately 9.1 million of sheets of paper were saved, which avoided the emission of over 36.2 tons of CO2 in to the atmosphere.

In accordance with Itau Unibanco’s own social and environmental risk analysis, based on the Sector’s Policy on Social and Environmental Risk, we devised mechanisms and tools to assess the social and environmental risks associated with small and medium companies. The sector categorization is accomplished by analyzing the social and environmental risks associated with their economic industry. The sustainability criteria analyzed include: use of power, use of water, discharge of liquid effluents and disposal of solid residue, atmospheric emissions and occupational hazards and safety. As a bank registered with the BNDES, we also offer onward lending within the scope of the ABC Program (Agricultural Line of the Banco Nacional de Desenvolvimento Econômico e Social – BNDES) to fund projects that reduce greenhouse gas emissions from arable and animal farming and deforestation, through expansion of arable forests and restoration of degraded areas. As of December 2012, 133 loans were granted under this Program.

Itaú Microcredit: we no longer print social and environmental analysis sheets, copies of CPF, RG, proof of residence and account statements. Digitalization of documents has allowed savings on copies, printing, paper and filing of approximately 128 million sheets of paper.

Itaú BBA: Bridge loans, guarantees and long-term financing are granted solely to projects that establish consistent criteria to ensure compliance with the Brazilian laws and regulations in terms of occupational health and safety and social and environmental safety – such as management of effluents, residues and emissions, conservation of archeological heritage, compliance with regulatory rules issued by the Ministry of Labor, and surveys of the affected populations. These criteria are followed up throughout the agreement term in the event of long term financing.

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In the case of the financing of long term projects under the Project Finance modality – of amounts equal to or greater that US$ 10 million – compliance with the Equator Principles are also taken into account.

Itaú Asset Management: we count on our own methodology to identify environmental, social and corporate governance risks and opportunities and to define the market value of investees. Variable income active management funds build this methodology into their investment assessment process. An unfavorable result does not necessarily imply the exclusion of sectors or companies, but allows us to identify gaps that are forwarded for measures as provided in sustainability governance.

Itaú Ecomudança Fund: (DI or fixed income) funds within the Ecomudança umbrella that invests 30% of its management fees in projects of Non-Governmental Organizations (“NGOs”), whose purpose is to reduce the GHG emissions. In a three year period (2009 to 2012), over R$ 2.3 million was invested in 13 entities involved in energy efficiency, renewable energy, residue management, recovery of indigenous forests or mitigation of deforestation.

Mortgage financing: we propose the use of three questionnaires that deal with the social and environmental aspects of a company, project or land. Information is requested, such as the history of the land and its surroundings (if any plant, gas station, dump or scrap shop was located, or liquid effluents were discarded) and whether there are any bodies of water or vegetation. The results are measured and, if any financial, environmental, exposure or potential tarnishing of the bank’s image is identified, the transaction is submitted to the areas in charge for analysis.

Insurance: In order to implement the PSI criteria, we will identify and apply the ASG criteria in our product portfolio – Commercial Peril, Multiple Peril, Engineering Risks Insurance, Group Life and Accident Insurance – Group – considering, at all times, the specificities of each modality.

Consumer credit: We have the Itaucard Ipiranga Carbono Zero (zero carbon credit card), part of which is billed on fuel purchased at Ipiranga gas stations is reinvested in reforestation efforts – neutralizing double the emissions of carbon monoxide that would be emitted by that fuel.

Purchases: In our relationships with suppliers, we seek to engage suppliers aligned with the generation of value to the bank and community, and ensure use of the best social and environmental practices throughout the production chain. Through an integrated structure for selecting suppliers, we select those which are focused on the mitigation of their social and environmental impact, which comply with current laws and regulations governing labor and environmental issues, and that uphold human rights.

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Environmental investments

In 2012, Itaú Unibanco invested R$299.7 million in environmental protection, more than in 2011. Expenditure of R$ 12.3 million on residue disposal and the mitigation of emissions was incurred, as well as R$ 287.4 million in prevention and environmental management. There were no operations or incidents that required investments in recovery in 2012.

A significant increase in environmental protection expenditure was incurred due to major projects implemented by Itaú Unibanco, with LEED certification of the new buildings (data center and Tatuapé Administrative Center), and power and water consumption efficiency projects – which required significant investment.

Investments in residue disposal, treatment of emissions, prevention and environmental management (in thousands of Reais)	2010	2011	2012
Disposal of waste and treatment of emissions
Treatment and disposal of waste	1,516.95	344.30	1,555.94	*
Treatment of emissions	1,379.37	6,032.09	10,737.18	**
Expenses for the purchase and use of emissions certificates	-	-	20.79	***
Subtotal	2,896.32	6,376.39	12,313.90
Prevention and environmental management
External environmental management services	47.50	208.60	-
External certification of management systems	365.69	25.15	7.26	****
Personnel for general and environmental management activities	-	20.00	20.00
Additional expenses to install cleaner technologies	1,130.70	756.75	286,338.67	*****
Other environmental management costs	-	-	1,097.63	******
Subtotal	1,543.89	1,010.49	287,463.56
Total	4,440.21	7,386.89	299,777.46

*The amount presented includes investments in residue management and the dismantling of the floors.

* The amount relating to expenditure on teleconference rooms and Building Management Systems (“BMS”) at the main corporate buildings.

*** This was the first year we report expenses with purchase and use of emission certificates. Expenditures in 2012 relate to Carbon Free Seal (neutralization of event Itaú Sustainable Finance Award due to the offsetting of 8.01 tons of GHG by planting 51 trees indigenous to the Atlantic Forest) and with the neutralization of APIMECS emissions.

**** ISO 14001 re-certification of the Tatuapé Administrative Center (CAT)

***** Expenditures relate to LEED certification of the new buildings (data center and CAT 2 building) and power and water consumption efficiency project.

****** LEED certification of new buildings (data center and CAT 2 building), internal marketing campaigns relating the ISO14001 re-certification and preparation and assurance of the bank’s GHG inventory.

c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The most relevant brands of the Issuer or its subsidiaries and which are used in the performance of their activities are “ITAÚ”, “ITAÚ PERSONNALITÉ”, “UNICLASS”, “ITAÚ BBA”, “ITAUCARD”, “HIPERCARD”, “UNIBANCO”, “GARANTECH” and “GARANTEC”. These brands are deposited or registered with the National Institute of Industrial Property (“INPI”), which is the body responsible for the registration of brands and patents in Brazil, in the fields of activity in which the Issuer and its subsidiaries operate.

On October 28, 2008, the INPI recognized the brand “ITAÚ” as having special status because it is well known by the general public, particularly because of its tradition, positive image, quality and the trust that the products and services that carry the brand receive from consumers. With this INPI decision, the “ITAÚ” brand started to receive special protection in all fields of activity.

We believe that the brands of the Issuer and its subsidiaries play an important role in the performance of our activities and we have implemented a policy for the protection of our brands which also involves the registration of new brands and the extension of the brands in effect. In addition to the relevant brands deposited and/or registered in Brazil and abroad, the details of which are listed in Item 9.1 (b), the Issuer and its subsidiaries are engaged in the application process for the registration of many other brands. We consider that the chance of loss of these brands is very remote.

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7.6. With respect to the countries in which the Issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the Issuer is headquartered and their share in the total net revenue, b) Revenue arising from clients from each foreign country and their share in the total net revenue, c) The total revenue arising from foreign countries and their share in the Issuer’s total net revenue

There is no relevant revenue of the Issuer arising from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the Issuer is subject to regulations in these countries and how these regulations affect the issuer’s business

There is no relevant revenue of the Issuer arising from countries other than Brazil.

7.8. Describe relevant long-term relationships of the Issuer that are not mentioned anywhere else in this form

All the long-term relationships that have significantly affected operating performance were commented on in the other items of this form.

Itaú Unibanco Holding S.A. publishes its sustainability report based on the Global Reporting Initiative (“GRI”) guidelines and standards ranked A+, and makes this report available on the website http://www.itauunibanco.com.br/relatoriodesustentabilidade.

7.9. Supply any other information that the Issuer may deem relevant

All information that has significantly affected the operating performance of the Issuer has been commented on in the other items of this form.

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ITEM 8 – ECONOMIC GROUP

8.1 – Describe the economic group in which the Issuer is inserted, indicating:

a) direct and indirect controlling shareholders

Direct Controlling Shareholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect Controlling Shareholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal
Maria Alice Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

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b) Subsidiary and affiliated companies

c) Issuer’s ownership interests in group companies

d) Group companies’ ownership interests in the Issuer

e) Companies under common control

The table below refers to sub-items “b” to “e” above:

	Equity share in	Equity share in	Subsidiary
Companies	voting capital (%)	capital (%)	or affiliated company
In Brazil
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	1.51	2.04	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S.A.	-	1.94	Subsidiary
Itaú Seguros S.A.	-	0.00	Subsidiary
Itaú Soluções Previdenciárias Ltda.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Unibanco Negócios Imobiliarios Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Oca S.A.	100.00	100.00	Subsidiary
Oca Casa Financiera S.A.	100.00	100.00	Subsidiary
Aco Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

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8.2 Should the Issuer wish, please insert a flowchart of the economic group in which the Issuer is included, provided that it is compatible with the information presented in item 8.1

8.3 Describe corporate restructuring transactions, such as takeovers, mergers, spin-offs, acquisitions of shares, disposals and acquisitions of shareholding control, and acquisitions and disposals of important assets that the group has carried out

Items 6.5 and 6.7 of this Reference Form contain the information related to the main corporate events.

8.4. Supply other information that the Issuer may deem relevant

None.

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ITEM 9 – RELEVANT ASSETS

9.1 Describe the non-current assets that are relevant for the development of the Issuer’s activities, indicating in particular:

a) Property, plant and equipment, including those under rental or lease, identifying their location

We own our principal executive offices located in São Paulo, Brazil and a number of other administrative buildings. Our offices and the main activities conducted in each of them are:

•	Centro Empresarial Itaú Unibanco, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo — head office, commercial department, back offices and main administrative departments.Itaú Unibanco holds 66% of ownership;

Empresa Proprietária / Tower	Itaúsa	Eudoro	Alfredo Egydio / Conceição / Walter Moreira Sales
ITAÚ UNIBANCO S/A	33%	-	33%
ITAU RENT ADM. E PART. S/A	-	33%	-
ITAU SEGUROS	33%	33%	33%
ITAUSA	3%	3%	3%
FUNDAÇÃO ITAÚ UNIBANCO	30%	30%	30%

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo — administrative center

•	Centro Tecnológico, located at Avenida do Estado, 5,533, São Paulo — data processing center

•	Our leased office, located at Avenida Brigadeiro Faria Lima, 3.400, 3rd through 12th floor, São Paulo; at Avenida Nações Unidas, 7,815, Tower I — 3rd through 13th floor, Tower II — 5th floor, São Paulo and at Avenida Brigadeiro Faria Lima, 3,311, 1st through 3rd floor, 13th and 14th floor; Avenida Brigadeiro Luis Antonio, 1807 / 1813 / 1827, block A and B – Bela Vista, São Paulo — wholesale and investment bank activities and administrative center

•	Centro Administrativo Raposo, located at Rua João Moreira Sales, 130 — Jardim Monte Alegre — São Paulo – administrative center and data processing center

•	Centro Administrativo Pinheiros, located at Av.Eusébio Matoso, 891 — Pinheiros — São Paulo — administrative center

•	Edifício Boa Vista, located at Rua Boa Vista, 162 — São Paulo — administrative center, and

•	CA Patriarca, located at Praça do Patriarca, 30/Rua Direita, 250 — São Paulo — administrative center.

We also lease a portion of our administrative offices and the majority of our branches at competitive market prices from third parties and under renewable leases with terms ending from the first half of 2013 (which are in the process of being renewed under similar terms) to the fourth quarter of 2032. As at December 31, 2012, we owned 31.4% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased the remaining 68.6%.

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In addition, on January 27, 2012, we announced the construction of a new technology center – the Data Center localized in Mogi Mirim.

9.1.a - Fixed assets

Description of fixed assets	Country of location	State of location	City of location	Type of property
Itaú Unibanco Corporate Headquarters	Brazil	SP	São Paulo	Own
Tatuapé Administrative Center	Brazil	SP	São Paulo	Own
Technology Center	Brazil	SP	São Paulo	Own
Wholesale and Investment Bank	Brazil	SP	São Paulo	Rented
Raposo Administrative Center	Brazil	SP	São Paulo	Own
Pinheiros Administrative Center	Brazil	SP	São Paulo	Own
Boa Vista Building	Brazil	SP	São Paulo	Own
Patriarca Administrative Center	Brazil	SP	São Paulo	Own
Centro Administrativo Brigadeiro	Brazil	SP	São Paulo	Rented

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9.1b – Relevant noncurrent assets / 9.1.b - Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Type of asset	Description of the asset	Territory covered	Due date			Events that may cause the loss of the rights	Consequences of the loss of the rights

Trademark	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	07/03/2007	to	07/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	05/22/2007	to	05/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	01/22/2008	to	01/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	05/18/2004	to	05/18/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	07/25/1975	to	07/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	09/21/1993	to	09/21/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	10/06/1987	to	10/06/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Brazil	04/24/1984	to	04/24/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Brazil	07/03/2007	to	07/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Brazil	04/28/2009	to	04/28/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	PERSONNALITÉ	Brazil	09/21/1999	to	09/21/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	PERSONNALITÉ	Brazil	04/19/2005	to	04/19/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNI CLASS	Brazil	10/05/1999	to	10/05/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNICLASS	Brazil	05/10/2011	to	05/10/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Brazil	04/01/2008	to	04/01/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Brazil	07/31/2012	to	07/31/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Brazil	01/21/2011	to	01/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAUCARD	Brazil	08/07/2012	to	08/07/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAUCARD	Brazil	07/22/2008	to	07/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAUCARD	Brazil	10/24/1989	to	10/24/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

115

Trademark	HIPERCARD	Brazil	09/01/1992	to	09/01/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	HIPERCARD	Brazil	01/15/2013	to	01/15/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/29/1999	to	06/29/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/05/1999	to	10/05/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/13/1981	to	10/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/24/1995	to	10/24/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	02/13/2007	to	02/13/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	06/10/1980	to	06/10/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	11/09/1993	to	11/09/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	10/10/1977	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Brazil	01/25/1980	to	01/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	GARANTECH	Brazil	03/31/2000	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	GARANTEC	Brazil	09/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	GARANTEC	Brazil	09/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	GARANTEC	Brazil	09/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	GARANTEC	Brazil	09/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Germany	05/26/1982	to	11/30/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Germany	04/23/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Germany	11/15/2004	to	10/04/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Germany	01/09/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

116

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Argentina	03/29/2007	to	03/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Argentina	04/07/2009	to	04/07/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Argentina	03/16/2007	to	03/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Argentina	06/12/2007	to	06/12/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Argentina	10/22/2008	to	10/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Aruba	02/13/2007	to	01/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Aruba	01/20/2005	to	08/09/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Aruba	11/19/2007	to	09/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Australia	08/15/2011	to	08/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Australia	08/15/2011	to	08/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Barbados	12/22/1999	to	12/22/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Barbados	04/27/2011	to	04/27/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Barbados	02/21/2006	to	02/21/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Bahrain	12/12/2002	to	12/12/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Bahrain	07/05/2007	to	07/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Bahrain	06/04/2005	to	06/04/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Bahrain	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	04/01/2005	to	10/01/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/08/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/08/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

117

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	10/08/2001	to	10/08/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	02/07/2007	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Bolivia	10/24/1986	to	10/24/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Bolivia	11/19/2007	to	11/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Bolivia	11/20/2007	to	11/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Bolivia	09/27/2005	to	09/27/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Bolivia	05/08/2008	to	05/08/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Bolivia	05/06/2008	to	05/06/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Bolivia	01/15/1998	to	01/15/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Canada	06/17/1983	to	06/17/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Canada	11/04/2011	to	11/04/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Canada	11/03/2011	to	11/03/2026	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Chile	02/02/1994	to	04/20/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Chile	11/06/2006	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	01/31/2007	to	01/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

118

Trademark	ITAÚ BBA	Chile	04/24/2007	to	04/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Chile	03/25/2008	to	03/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	09/21/2007	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	07/10/2007	to	07/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Chile	07/27/2007	to	07/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Chile	06/23/1981	to	05/16/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	01/14/2010	to	01/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	07/28/2011	to	07/28/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	China	05/14/2012	to	05/13/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	09/07/2007	to	09/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	07/06/2009	to	07/06/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	07/03/2012	to	06/03/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	07/03/2012	to	06/03/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	14/05/2012	to	13/05/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	14/05/2012	to	13/05/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	14/05/2012	to	13/05/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	China	14/05/2012	to	13/05/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Singapore	01/19/1982	to	01/19/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Singapore	10/19/2004	to	10/19/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Singapore	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

119

Trademark	ITAÚ	Colombia	09/27/1993	to	09/27/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Colombia	09/29/2011	to	09/29/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Colombia	09/29/2011	to	09/29/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Colombia	09/29/2011	to	09/29/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Colombia	12/13/1996	to	12/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	South Korea	03/29/2012	to	03/29/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	South Korea	10/05/2011	to	10/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Costa Rica	08/03/1988	to	08/03/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Costa Rica	06/26/2008	to	06/26/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Costa Rica	01/18/2008	to	01/18/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Costa Rica	03/23/2007	to	03/23/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Costa Rica	02/02/2009	to	02/02/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Costa Rica	12/08/2009	to	12/08/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Cuba	07/24/2005	to	07/24/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Cuba	08/25/2008	to	03/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Cuba	02/02/2005	to	02/02/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Cuba	09/25/2008	to	09/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Denmark	12/14/2011	to	12/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

120

Trademark	ITAÚ	El Salvador	03/31/2005	to	03/31/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	El Salvador	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	El Salvador	01/30/2008	to	01/30/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	El Salvador	12/05/2005	to	12/05/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	El Salvador	06/05/2008	to	06/05/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	El Salvador	06/24/2008	to	06/24/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United Arab Emirates	01/13/2011	to	01/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United Arab Emirates	01/08/2012	to	01/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United Arab Emirates	01/08/2012	to	01/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Ecuador	01/20/1996	to	01/20/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Ecuador	09/18/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Ecuador	09/28/2005	to	09/28/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Ecuador	01/02/2008	to	01/02/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Spain	03/17/2008	to	07/17/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAU BBA	Spain	07/07/2006	to	12/03/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAU BBA	Spain	02/18/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAU BBA	Spain	02/19/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United States	06/15/1982	to	06/15/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United States	01/21/2003	to	01/21/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United States	06/22/2010	to	06/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United States	06/29/2010	to	06/29/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	01/12/2010	to	01/12/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	10/11/2011	to	10/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United States	11/15/2011	to	11/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

121

Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Finland	05/31/2007	to	05/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Finland	07/29/2005	to	07/29/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Finland	03/14/2008	to	03/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	France	08/05/1991	to	08/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	France	03/09/2007	to	03/09/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	France	03/06/2007	to	03/06/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	France	10/04/2004	to	10/04/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	France	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	France	07/22/1982	to	07/22/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Guatemala	06/05/1987	to	06/04/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Guatemala	09/19/2007	to	09/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Guatemala	09/20/2005	to	09/20/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Guatemala	06/10/2010	to	06/09/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Guatemala	04/25/2010	to	04/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Guiana	05/04/2002	to	05/04/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Guiana	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Guiana	10/02/2004	to	10/02/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Guiana	01/18/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Haiti	12/27/1985	to	12/27/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Haiti	06/08/2005	to	06/08/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Haiti	03/07/2008	to	03/07/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Honduras	03/14/1988	to	03/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

122

Trademark	ITAÚ	Honduras	07/31/2008	to	07/31/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Honduras	11/25/2005	to	11/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Honduras	05/16/2008	to	05/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Hong Kong	06/20/1984	to	11/10/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Hong Kong	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	06/10/2004	to	06/10/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	08/27/2007	to	08/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Hong Kong	01/05/2011	to	01/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	09/12/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Cayman Islands	01/27/2011	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Cayman Islands	01/24/2012	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Cayman Islands	10/04/1995	to	10/28/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Ireland	11/01/2006	to	11/01/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	10/01/2004	to	10/01/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Ireland	01/19/2011	to	01/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Italy	01/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Italy	03/17/2008	to	10/14/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

123

Trademark	ITAÚ BBA	Italy	06/03/2010	to	09/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Italy	06/03/2010	to	09/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Jamaica	01/24/2007	to	03/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Jamaica	01/14/2008	to	03/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Jamaica	01/12/2006	to	02/03/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Jamaica	10/06/2008	to	10/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	07/20/2012	to	07/20/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	04/21/2006	To	04/21/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	08/14/2009	to	08/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Japan	07/20/2012	To	07/20/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Macao	02/03/1992	to	02/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Macao	10/05/2007	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Macao	10/05/2007	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Macao	06/08/2005	to	06/08/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Macao	02/25/2008	to	02/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	HIPERCARD	Mexico	10/09/2008	to	08/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	HIPERCARD	Mexico	03/05/2012	to	04/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	HIPERCARD	Mexico	03/05/2012	to	04/19/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Mexico	06/01/1987	to	03/14/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Mexico	07/16/2007	to	05/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAUCARD	Mexico	06/27/2012	To	04/26/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Mexico	05/12/2006	to	12/15/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Mexico	11/25/2009	to	09/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

124

Trademark	UNIBANCO	Mexico	07/28/2008	to	06/26/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Mexico	10/22/2008	to	08/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Nicaragua	05/16/1986	to	05/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Nicaragua	11/21/2007	to	11/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Nicaragua	01/08/2008	to	01/08/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Nicaragua	02/15/2006	to	02/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Nicaragua	04/14/2009	to	04/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Nicaragua	03/05/2009	to	03/05/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Norway	04/02/2007	to	04/02/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Norway	12/15/2005	to	12/15/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Norway	04/14/2008	to	04/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	New Zealand	02/23/2012	to	08/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	New Zealand	02/23/2012	to	08/23/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	New Zealand	04/28/2012	to	08/23/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	New Zealand	04/28/2012	to	08/23/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Panama	07/16/1986	to	07/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Panama	04/11/2008	to	05/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Panama	02/14/2006	to	03/31/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Panama	07/30/2008	to	10/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Panama	01/11/1999	to	01/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Panama	01/07/1998	to	08/22/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Panama	01/12/1999	to	01/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Paraguay	04/16/1998	to	04/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Paraguay	11/03/2010	to	11/03/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

125

Trademark	ITAÚ BBA	Paraguay	12/23/2008	to	12/23/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Paraguay	11/12/2008	to	11/12/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/13/2011	to	12/13/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Paraguay	12/15/2011	to	12/15/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Paraguay	11/25/1996	to	11/25/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNICLASS	Paraguay	09/21/2011	to	09/21/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Peru	08/28/2002	to	12/23/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Peru	11/28/2007	to	11/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Peru	10/24/2011	to	10/24/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Peru	07/05/2006	to	07/05/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Peru	01/16/2007	to	01/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Peru	07/25/2006	to	07/25/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Portugal	10/10/1988	to	10/10/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Portugal	06/18/2007	to	06/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Portugal	11/21/2007	to	11/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Portugal	11/30/2005	to	11/30/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Portugal	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Portugal	12/04/2007	to	12/04/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	12/07/1990	to	09/12/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	08/17/2007	to	03/07/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	07/22/2011	to	01/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	07/08/2011	to	04/04/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	United Kingdom	08/05/2011	to	04/05/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United Kingdom	12/08/2006	to	10/02/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United Kingdom	01/18/2008	to	08/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	United Kingdom	06/24/2011	to	01/11/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

126

Trademark	ITAÚ BBA	United Kingdom	07/29/2011	to	03/22/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	United Kingdom	02/08/1991	to	10/28/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Dominican Republic	01/30/1986	to	01/30/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Dominican Republic	05/30/2007	to	05/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Dominican Republic	03/15/2007	to	03/15/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Sweden	11/25/2011	to	11/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Switzerland	04/20/2007	to	11/06/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Switzerland	03/08/2005	to	11/29/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Switzerland	12/20/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Thailand	04/22/2010	to	04/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Thailand	04/22/2010	to	04/22/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Taiwan	02/01/2012	to	01/31/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

127

Trademark	ITAÚ BBA	Taiwan	02/01/2012	to	01/31/2022	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Trinidad and Tobago	05/28/2002	to	09/29/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Trinidad and Tobago	09/13/2007	to	04/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Trinidad and Tobago	08/24/2006	to	08/09/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Trinidad and Tobago	03/18/2009	to	09/06/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Turkey	11/03/2006	to	11/03/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Turkey	12/12/2005	to	12/12/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Turkey	08/28/2007	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	04/25/2007	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	06/21/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	04/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	06/29/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	10/24/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	European Union	12/15/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	02/23/2007	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	08/07/2008	to	08/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	European Union	04/18/2011	to	04/18/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	European Union	03/15/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	European Union	04/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Uruguay	05/04/1992	to	05/04/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Uruguay	07/30/2007	to	07/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

128

Trademark	ITAÚ BBA	Uruguay	04/25/2007	to	04/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Uruguay	08/06/2008	to	08/06/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/02/2009	to	07/02/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Uruguay	05/03/2010	to	05/03/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ PERSONNALITÉ	Uruguay	07/01/2009	to	07/01/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	UNIBANCO	Uruguay	06/05/1997	to	06/05/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Venezuela	07/27/1984	to	07/27/2009	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ	Venezuela	11/10/2008	to	11/10/2023	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Venezuela	02/16/2006	to	02/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Venezuela	06/17/2009	to	06/17/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Trademark	ITAÚ BBA	Venezuela	06/17/2009	to	06/17/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Germany	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Argentina	02/25/2009	to	02/25/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Austria	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Belgium	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Denmark	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Spain	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Finland	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	France	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Greece	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Netherlands	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Ireland	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Italy	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Luxembourg	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Peru	12/12/2007	to	02/23/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

129

Patent	Virtual Keyboard Generation Method	Portugal	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	United Kingdom	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Sweden	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Patent	Virtual Keyboard Generation Method	Switzerland	11/29/2006	to	02/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

130

9.1 - Noncurrent assets / 9.1.c- Ownership interests in companies

Corporate name	CNPJ	CVM code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of the activities developed	Issuer’s ownership interest (%)
Fiscal Year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Aco Ltda.	08.993.703/0001-70	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	99.24
				Market value
12/31/2012	16.392488	0.000000	-	Book value	12/31/2012	3,076,883.52
12/31/2011	14.950045	0.000000	-
12/31/2010	-3.434803	0.000000	66,925.15
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Banco Itaú BBA S.A.	17.298.092/0001-30	-	Subsidiary	Brazil	SP	São Paulo	Multiple banking with investment portfolio	99.99
				Market value
12/31/2012	-7.0870952	0.000000	527,117,196.08	Book value	12/31/2012	6,235,590,696.48
12/31/2011	8.017313	0.000000	2,750,781,673.70
12/31/2010	26.825925	0.000000	376,730,867.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Banco Itaú Uruguay S.A.	11.929.613/0001-24	-	Subsidiary	Uruguay		Montevideo	Multiple-service banking with commercial portfolio	100.00
				Market value
12/31/2012	44.716023	0.000000	-	Book value	12/31/2012	390,621,131.18
12/31/2011	19.443729	0.000000	-
12/31/2010	4.290120	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Banco Itaucard S.A.	17.192.451/0001-70	-	Subsidiary	Brazil	SP	Poá	Multiple-service banking with commercial portfolio	2.04
				Market value
12/31/2012	103.391279	0.000000	315,983,524.35	Book value	12/31/2012	2,463,240,620.99
12/31/2011	-58.341392	0.000000	3,143,953,702.88
12/31/2010	60.582647	0.000000	1,117,850,062.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú BBA Participações S.A.	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	100.00
				Market value
12/31/2012	-4.189579	0.000000	5,275,727.69	Book value	12/31/2012	46,106,663.81
12/31/2011	-97.251379	0.000000	722,172,973.32
12/31/2010	25.196805	0.000000	60,355,970.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú Chile Holdings, INC.	08.988.144/0001-00	-	Subsidiary	United States			Representations of foreign banks	100.00
				Market value
12/31/2012	37.119792	0.000000	-	Book value	12/31/2012	2,982,643,026.15
12/31/2011	28.985981	0.000000	-
12/31/2010	4.222254	0.000000	-

Reasons for the acquisition and maintenance of this ownership interest

It is strategic for the business performance of the Issuer

131

Corporate name	CNPJ	CVM code	Type of company	Country of headquarter	State of headquarter	City of headquarter	Description of the activities developed	Issuer’s ownership interest (%)
Fiscal Year	Book value - variation %	Market value - variation %	Amount of dividends received (Reais)		Date	Amount (Reais)
Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Securities broker	1.94
				Market value
12/31/2012	26.850784	0.000000	86,873,589.85	Book value	12/31/2012	879,322,245.59
12/31/2011	46.852804	0.000000	71,771,930.00
12/31/2010	23.486746	0.000000	53,625,457.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal injury and property damage lines, as determined by law	0.01
				Market value
12/31/2012	-34.693396	0.000000	-	Book value	12/31/2012	27.69
12/31/2011	-0.023579	0.000000	31.82
12/31/2010	-1.714948	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú Soluções Previdenciárias S.A.	40.277.543/0001-75	-	Subsidiary	Brazil	SP	São Paulo	Technical support, maintenance and other IT services	0.01
				Market value
12/31/2012	0.000000	0.000000	31.82	Book value	12/31/2012	1,634.94
12/31/2011	0.000000	0.000000	-
12/31/2010	0.000000	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service banking with commercial portfolio	100.00
				Market value
12/31/2012	0.121434	0.000000	1,037,849,995.99	Book value	12/31/2012	45,058,816,741.70
12/31/2011	-1.476103	0.000000	7,313,602,591.75
12/31/2010	8.340527	0.000000	2,686,267,093.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Itauseg Participações S.A.	07.256.507/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of financial institutions	0.00
				Market value
12/31/2012	0.000000	0.000000	-	Book value	12/31/2012	-
12/31/2011	0.000000	0.000000	22,460,135.28
12/31/2010	5.008910	0.000000	70,018,135,000.00
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

ITB Holding Brasil Participações Ltda.	04.274.016/0001-43	-	Subsidiary	Brazil	SP	São Paulo	Holding company of non-financial institutions	0.00
				Market value
12/31/2012	0.000000	0.000000	-	Book value	12/31/2012	13.55
12/31/2011			-
12/31/2010			-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Oca Casa Financiera S.A.	08.988.153/0001-09	-	Subsidiary	Uruguay		Montevideo	Representations of foreign banks	100.00
				Market value
12/31/2012	18.814280	0.000000	24,634,723.68	Book value	12/31/2012	44,369,659.57
12/31/2011	16.088186	0.000000	-
12/31/2010	1.995997	0.000000	-
Reasons for the acquisition and maintenance of such ownership interest
It is strategic for the business performance of the Issuer

Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguay		Montevideo	Representations of foreign banks	100.00
				Market value
12/31/2012	29.621772	0.000000	-	Book value	12/31/2012	127,656,840.12
12/31/2011	30.993339	0.000000	22,563,000.00
12/31/2010	4.357770	0.000000	18,090,415.00
Reasons for the acquisition and maintenance of this ownership interest
It is strategic for the business performance of the Issuer

Topaz Holding Ltd.	N/A	-	Subsidiary	Uruguay		Montevideo	N/A	100.00

12/31/2012	0.000000	0.000000	-	Book value	12/31/2012	173.04
12/31/2011	0.000000	0.000000	-
12/31/2010	0.000000	0.000000	-
Reasons for the acquisition and maintenance of this ownership interest
It is strategic for the business performance of the Issuer
Unibanco Negócios Imobiliarios Ltda.	66.180.076/0001-54	-	Subsidiary	Brasil	SP	São Paulo	Management and administration of properties	0.00
				Market value
31/12/2012	0.000000	0.000000	-	Book value	12/31/2012	1.22
31/12/2011	0.000000	0.000000	-
31/12/2010	0.000000	0.000000	-
Reasons for the acquisition and maintenance of this ownership interest
It is strategic for the business performance of the Issuer

132

9.2. Supply any other information that the Issuer may deem relevant

The subsidiaries Banco Itaucard S.A. and Itaú Corretora S.A. reflect the different participation rights of preferred shares in the distribution of their dividends.

In addition to Item 9.1 b, we have presented information on trademarks and patents below.

(I) and (II) Duration and Territory Affected

Trademarks

In Brazil, a trademark is acquired by means of a valid registration issued by the INPI (National Institute of Industrial Property) and its exclusive use within Brazilian territory is assured to the holder. The registration of the trademark is valid for ten years from the date it is granted by the INPI and may be extended for equal and successive periods.

The grant and due dates of the registrations and registration application deposits of the relevant trademarks mentioned in Item 7.5 c, in Brazil, as well as other information on said trademarks, are mentioned in the table included in Item 9.1 b.

The effective terms and requirements for the extension of trademarks abroad depend on the laws of each country or region where the trademark is registered. The location and the grant and due dates of the registrations of the relevant trademarks mentioned in Item 7.5 c, as well as other information on these trademarks is mentioned in the table included in Item 9.1 b.

Patents

In Brazil, the effective term of invention patents is 20 years from the date when the patent application is made.

The effective terms and requirements for the extension of patents abroad depend on the laws of each country or region where the patent is registered.

The Issuer and its subsidiaries are the owners of patents and patent applications in Brazil and abroad for a method for the generation of a virtual keyboard for the entry of a security or user identification PIN number. The applications related to this patent are still pending analysis in Brazil, Uruguay, Chile and Venezuela. Additionally, the Issuer or its subsidiaries are the owners of a patent application for a method for the identification of an institution’s access PIN, which is still pending analysis in Brazil.

The locations, the grants and due dates of the registrations of patents granted and other relevant information are mentioned in the table included in Item 9.1 b.

(III) Events that may cause the loss of the rights to such assets

Trademarks

The events that may cause the loss of the rights to trademark assets are provided for by law. At the administrative level, trademark registration applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96, including as a result of objections filed with the INPI by a third party that has a right of precedence over the trademark or is the owner of a registration application or a conflicting trademark.

The registration of the trademark terminates upon: (i) the end of its effective term without the due extension, (ii) a waiver by the trademark’s owner, which may be total or partial with respect to the products or services marked by the trademark, and (iii) its lapse, which may be total or partial.

Any person lawfully interested may present a lapse request to the INPI if, five years after the date the trademark registration is granted by the INPI, any of the following situations occur: (i) the trademark has not yet been used in Brazil, (ii) the use of the trademark has been interrupted for more than five consecutive years, or (iii) the trademark has been used with modification that implies a change in its original distinct nature, which is contained in its respective registration certificate.

The registration of a trademark may be declared void by the INPI by means of annulment administrative proceedings filed by the INPI itself or upon the request of a lawfully interested third party if the grant of such registration has not been carried out in compliance with the provisions of the law. The annulment of the registration may be total or partial. The condition for the partial annulment is the fact that the subsisting part of the trademark or of the description of the products or services, that is, the part that is not declared void, is considered as qualifying for registration.

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In addition to the administrative proceedings mentioned above, the INPI or interested third party may file a lawsuit with the Judiciary Branch for the annulment of the trademark’s registration five years after the date when the registration is granted by the INPI.

Patents

The events that may cause the loss of the rights to the trademark assets are set out in the law. At the administrative level, the patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96.

The patent terminates upon: (i) the end of its effective term, (ii) a waiver by its owners, provided that the rights of third parties are observed, (iii) the lack of payment of the annual compensation, or (iv) its lapse.

A patent may be declared void by the INPI by means of annulment administrative proceedings filed by the INPI itself, or by a lawfully interested third party if the granting of such registration has not been done in compliance with the provisions in law.

In addition to the administrative proceedings mentioned above, the INPI or interested third party may file a lawsuit with the Judiciary Branch for the annulment of the patent during the full effective term of the patent.

(IV) Possible consequences of the loss of such rights to the Issuer

Trademarks

In the case that the Issuer and/or its subsidiaries lose the rights over the trademark named above, and if they cannot stop third parties from using the same or similar trademarks, (the possibility of which is considered very remote) particularly in the same market segment, they would have to carry out their activities using other trademarks. Also, there would be the possibility of the Issuer and/or its subsidiaries having to defend themselves in lawsuits in the event of the violation of third parties’ rights.

Patents

Depending on the reason for the possible loss of rights over the patents listed above, the subject matter of the patent will be in the public domain and may be freely exploited by third parties. The Issuer and its subsidiaries might have to stop using the subject matter of the patent.

In any case, should this occur, we believe that there would be no serious effects on the activities of the Issuer and its subsidiaries as they do not depend on these patents to carry out their activities.

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ITEM 10 – ComMENTS OF DIRECTORS

10.1. Directors should comment on:

a)	Financial and equity positions in general

2012

2012 was characterised by low growth worldwide, with high volatility arising from fears of an international crisis. However, there was no breakdown in the Eurozone, and the European Central Bank (ECB) has announced that it is ready to use the new plan for the purchase of securities. The European countries started to implement the required adjustments, even though there is still a long way to go. The main remaining challenges are fiscal consolidation and progress within the monetary union. On the other side of the Atlantic, the US Congress has approved new legislation and averted the so-called “fiscal cliff”. However, there are pending issues to be sorted out in 2013, such as a fresh decision on the “debt ceiling”. There was no sudden halt in China’s growth, as had been feared. The global outlook for 2013 is a little better, with steadier growth and fewer risks.

In the local scenario, growth was lower than expected. Brazilian gross Domestic Product (GDP) closed 2012 at 0.9%. In particular, there was a drop in industrial production and investment, which decreased over most of the year, restrained by uncertainty regarding the local and foreign economic scenarios. In view of the monetary and fiscal incentives in force and the relatively stable external scenario, Brazil should post higher growth in 2013, at approximately 3.0%.

Inflation measured by the IPCA (“Índice Nacional de Preços ao Consumidor Amplo”) was 5.8% at the end of 2012. In spite of the weak economic growth, the labor market continued heated. Unemployment is close to its minimum historical level and has kept the inflation rate for services high (8.7% in December). Inflation for industrial products increased due to a devaluated Real. Furthermore, supply shocks, such as the crop failure in the United States, have put pressure on inflation rates for food over the year. Our projected IPCA for 2013 remains high (5.7%) due to labor market conditions, inflation inertia and high expected inflation.

In October, the Central Bank ended the interest rate decrease cycle started in August 2011. The SELIC (“Sistema Especial de Liquidação e Custódia”) rate reached 7.25% per month and closed 2012 at this level. The Real has depreciated against the US Dollar, and the foreign exchange rate closed 2012 at R$2.05/US$.

Based on Central Bank data, the volume of new consumer loans in 2012 increased by 2.1%, in real terms (deflated by the IPCA), compared 2011. Likewise, the volume of new corporate loans went up by 1.6%. As a share of GDP, total outstanding loans increased to 53.5% in December 2012 from 49.0% in December 2011. Delinquency rate for corporate loans over 90 days past due remained relatively steady at a high level over the entire year, whereas the delinquency rate for consumer loans over 90 days past due rose over the first half and remained steady over the second half of the year.

Following the decrease in the SELIC rate, the banking interest and spread rates also decreased throughout 2012, and reached their lowest levels in history, except for the spread rates for individuals.

The Company’s net income for the year was R$13,594 million, with an annualized return on average equity of 18.4%, compared to 22.3% in 2011. As at December 31, 2012, consolidated assets totaled R$1,014,425 million and total consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 millionas at 2011. As at the same date, the Company’s solvency ratio on a fully consolidated basis was 16.7%.

The balance of credit transactions, including sureties and endorsements, was R$426,595 million as at December 31, 2012, a 7.5% increase compared to December 31, 2011. The balance of credit transactions, including sureties and endorsements, grew more slowly in 2012 compared to 2011. As at December 31, 2012, credit to individuals increased by 0.7%, while credit to companies increased by 8.8% compared to December 31, 2011. On credit to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 29.4%, respectively, mainly due to the favorable Brazilian scenario on real estate loans and payroll loans acquired from Banco BMG S.A., as we have given increased priority to lower risk portfolios. In terms of credit to companies, the corporate portfolio increased 15.5% as at December 31, 2012 compared to December 31, 2011 and this growth was partially offset by a 1.6% decrease in the very small, small and middle sized companies’ portfolio. As at December 31, 2012, credit operations in Chile, Uruguay, Paraguay and Argentina had increased by 41.7% compared to December 31, 2011. This increase reflects the growth of our operations abroad and the depreciation of the Real against the currencies of these other countries and the US Dollar for the year ended December 31, 2012.

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The Company’s allowance for loan losses increased by 34.2%, for the year ended at December 31, 2012, compared to the year ended December 31, 2011. This increase is primarily due to an increase in default rate, especially on vehicle loans and personal loans, which follows the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted in our credit risk management which anticipates the provision for losses for scenarios of expected growth in default rates. The default rate (loan operations more than 90 days overdue) was 4.8%, as at December 31, 2012, representing a ten basis-point decrease compared to December 31, 2011. In the fourth quarter of 2012, we assigned to our affiliate companies a R$480 million portfolio of vehicle loans overdue more than 360 days. Excluding the impact of these assignment transactions, the 90 day non-performing loan ratio as at December 31, 2012 would have been 4.9%. In 2013, we intend to periodically assign vehicle portfolios overdue for over 360 days to affiliated companies.

Redecard S.A.– in one of the largest transactions in the São Paulo stock exchange, we acquired 49.98 % of Redecard’s capital by way of a public tender offer, reaching 100% of stock, and cancelled this company’s registration as a publicly-held company. Redecard is one of the major players in the acquiring market in Brazil, accounting for the accreditation, capture, transmission, processing and financial settlement of transactions with credit and debit cards. This operation, carried out according to good corporate governance practices, will enable us offering products and services integrated into the bank’s clients and expanding our business to a number of Brazilian municipalities in which we today have no physical structure (branches and/or PABs). The total invested in the acquisition of Redecard’s outstanding shares was R$ 11,75 billion.

Banco Itaú BMG Consignado S.A. – in July 2012, we entered into an association agreement with Banco BMG S.A., aimed at expanding our payroll loan operations. We are the controlling shareholders of BancoItaú BMG Consignado S.A., which resulted from this agreement, with a 70% interest in the total voting capital. We have the right to nominate the majority of the board of directors and the majority of the officers, including the Chief Executive Officer. Banco BMG has the right to appoint the officers responsible for the commercial, back-office and collection divisions, subject to Itaú Unibanco’s approval. In December 2012, Banco Itaú BMG Consignado S.A. started operations.

The payroll loans granted to Itaú Unibanco’s clients through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the association. Itaú Unibanco will also provide funding for Banco BMG’s payroll loan transactions of up to R$300 million per month, for a five-years term, through acquisitions of payroll credit portfolios. Itaú Unibanco and its affiliates also have the right to offer their products and services to the association customers.

This transaction was approved by the Administrative Council for Economic Defense (CADE), and the final contracts regulating the BMG Association were entered into on (i) December 13, 2012, including an investment agreement setting forth the rights and obligations of each party with respect to the Association and a contract of funding through assignment of credit rights, which stipulates Itaú Unibanco S.A.’s obligation to provide funding to Banco BMG S.A., and (ii) on January 7, 2013, such as the Shareholders Agreement of Banco Itaú BMG Consignado S.A. This transaction does not require prior approval of the Central Bank, is in effect since December 13, 2012.

Serasa S.A. – in October 2012, we sold to Experian the remaining interest of 16.14% in Serasa, leading company in services and products for analysis and information for credit and support to business for all segments in the market. Income before taxes arising from this sale was approximately R$ 1,5 billion in the fourth quarter of 2012.

Banco CSF S.A. – we acquired shares representing 49% of Banco Carrefour, responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services in the distribution channels operated under the “Carrefour” brand in Brazil, an operation authorized by the Central Bank of Brazil on April 23, 2012.

Financeira Americanas Itaú S.A. – we ended the partnership with Lojas Americanas S.A. for the offer, distribution and commercialization, on an exclusive basis, of financial, insurance and social security products and services to customers of LASA and its affiliated companies in August 2012. The completion of this operation was approved by the Central Bank of Brazil on December 27, 2012.

Banco BPI – we sold 100% of our interest to La Caixa Group, BPI’s largest stockholder. The sale was authorized by the Central Bank of Portugal in April 2012. The association between Itaú Unibanco and BPI was particularly relevant for the Itaú Unibanco Conglomerate to build, starting in Portugal, the basis required to launch the European operation dedicated to the Itaú BBA segment (wholesale and investment bank), focused on supportingthe international activities of European and Latin American companies, which are currently consolidated with representatives in London, Lisbon, Madrid, Frankfurt and Paris.

Orbitall – we carried out the sale of this card processor to the Stefanini Group, completed in May 2012. The completion of the merger of processes resulting from the Itaú Unibanco merger made the operation feasible, since we gained scale enough to process only our own cards with competitive edge and cost efficiency. The provision of this type of service to other financial institutions is unrelated to the main activity of the Itaú Unibanco group, and it was the reason for the sale.

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2011

2011 was marked by high volatility in the international scenario, particularly from August onwards. The outlook for growth in the developed economies worsened, influenced by the need for major tax adjustments in subsequent quarters, particularly by the European economy. The private credit squeeze in the international markets as a consequence of the crisis was also a factor in the restrained growth. The European Central Bank provided liquidity for a three year period for a large number of financial institutions, contributing to a certain short-term relief from the financial conditions in the region. In the USA, growth above expectations in the second half of 2011 was a positive surprise. China should post a moderate slowdown over the following quarters, but the country’s external position remains sound, family indebtedness is low and consumption continues with the potential to grow.

In the domestic scenario, the trend towards a slowdown in the economic activity continued. This decrease is a consequence of the tax and monetary squeeze imposed from the end of 2010 to mid-2011, but also reflects the recent deterioration in the global economic scenario. Expectations of consumers and entrepreneurs remained lower than those recorded in the recent past. Gross Domestic Product (GDP) for the fourth quarter of 2011 posted a small increase of approximately 0.2%, showing a modest recovery compared to the stability noted in the previous quarter. Thus the annual GDP annual growth for 2011 was 2.7%.

Inflation measured by IPCA was 6.5% at the end of 2011. The economic deceleration, less pressure on commodities prices, and lower increases in administered items contributed to the projection of lower inflation in 2012.

In this context, with more uncertainty regarding the foreign scenario and its possible impact on domestic activity, the Central Bank of Brazil started a process of reducing the SELIC rate in August 2011. At the end of 2011, the annual basic interest rate was 11.0%, compared to 12.5% before the reduction cycle. In addition to the relaxation of the monetary policy, the government has adopted other instruments to stimulate the economy, including the reduction in IPI for the appliance segment, and a decrease in capital requirements and IOF rates for certain loan operations.

The credit market posted a reduction in growth during 2011. In 2011, new loans to individuals increased by 4.4% in actual terms compared to same period of 2010 (after a 15.4% growth in 2010 compared to 2009). In the corporate segment, loans granted grew by 1.4% in 2011 compared to 2010, a year in which there was a 2.5% expansion compared to 2009. Total loans as a percentage of GDP reached 49.1% in December 2011, compared to 45.2% in December 2010. Defaults over 90 days reached 5.5% in December, compared to 4.5% at the end of 2010, due to the increase in the loan interest rate and smaller economic growth.

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%, compared to 24.1%, for 2010. As at December 31, 2011, consolidated assets totaled R$851,332 million and total stockholders’ equity was R$71,347 million. At the same date, our solvency ratio on a fully consolidated basis was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as at December 31, 2011, an increase of 19.1% compared to December 31, 2010. As at December 31, 2011, credits to individuals increased by 17.9%, whereas credit to companies increased by 17.9% compared to December 31, 2010. For credits to individuals, the highlights were real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 47.0%, respectively. For credits to companies, the very small, small and middle sized companies’ portfolio increased by 13.0% from December 31, 2010 to December 31, 2011, whereas the corporate portfolio increased by 21.3% in the same period. The balance of sureties and endorsements added up to R$51,530 million as at December 31, 2011, representing an increase of 34.3% compared to December 31, 2010.

The result from the allowance for loan losses increased by 45.5% for the year ended December 31, 2011 compared to the year ended December 31, 2010. Expenses for allowances for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010 to R$19,912 million in 2011, an increase of R$5,791 million. This growth is due to the increase in our credit portfolio and reflects the model of expected losses adopted in the institution’s loan risk management, based on the broad concept of Basel II (International regulatory framework for banks), which considers the potential losses for revolving loan. This model replaces the previous one, which contained, besides the expected losses, the concept of countercyclical provisions, which is treated as a capital cushion according to the BIS III precepts. The adoption of this model resulted in a R$1,573 million provision reversal, gross of tax, in the fourth quarter of 2010. As at December 31, 2011, the 90-day default rate as a percentage of our total credit portfolio increased by 4.9%, compared to 4.1% at December 31, 2010. Credits under renegotiation, including extended, modified and deferred repayments, increased by 4.2% of our total portfolio as at December 31, 2011, compared to 3.1% as at December 31, 2010.

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During the second half of 2011, the process of integration between Itaú and Unibanco was fully completed. Currently, 100% of the technology platforms are built and running in one environment.

Our results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010, reflected the significant impact of exchange rate variations. The exchange rate between the US Dollar and the Real changed significantly. During the year ended December 31, 2011, the Real depreciated by 12.6% against the US Dollar, while in 2010 the Real appreciated by 4.3% against the US Dollar.

In 2011, there was a change in the basis for consolidating Financeira Itaú CBD S.A. from full to partial consolidation and Porto Seguro S.A. from consolidation to recognition under the equity method.

2010

In 2010, Brazil experienced strong growth, and GDP expanded by 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of the rapid expansion of domestic demand, which grew by 7.5% in 2010, driven mainly by the recovery of domestic consumption and investment expenditure, as well as the increase in fiscal expenditure.

The current account deficit (the net balance from the trading of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been in a negative position for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt, as at December 2010. Nevertheless, there are other external liabilities, such as investments in portfolios of shares and fixed income bonds, which rose from US$287 billion in 2008 to US$645 billion in January 2011.

There were concerns regarding the acceleration of inflation, and the inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5%, and close to the stipulated maximum rate of 6.5%. Inflation may continue to rise, and this could potentially affect our results. Delinquency rates in the Brazilian banking system decreased during 2010.

Notwithstanding the relatively brief effects of the international crisis, there were new sources of strain, especially due to the burden of sovereign debt of European countries, and from the US due to fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries. All of these factors may affect the level of activity and increase the volatility in the Brazilian currency, the Real, with respect to the US Dollar, the Euro, the Yen, the Yuan and other currencies. The Brazilian government could choose to adopt further prudential macroeconomic measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (CMN) adopted measures aiming at restricting credit growth, including an increase in additional compulsory deposits and in capital requirements. The compulsory deposits of the banking system in the Central Bank increased by R$81.8 billion. These measures have moderated the growth in the volume of loans. Preliminary indicators such as the data for December showed that the average loans granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was less on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged on loans to individuals, seem to have increased. However, the total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As at December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualized return on average equity was 24.1% in 2010. As at the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis point decrease compared to December 31, 2009. This was mainly due to: (i) changes in capital requirement rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more details about the calculation of our regulatory capital.

During 2010 our main challenge was the completion of the integration of the branches of Unibanco and CSB throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlighted the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio of individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted since 2009.

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As at December 31, 2010, the balance of credit transactions, including endorsements and sureties, was R$333,427 million, a 19.8% increase compared to December 31, 2009. Credit to individuals increased by 16.3%, while credit to companies increased by 21.9% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, real estate loans and loans to very small, small and middle-market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected the significant impact on exchange rate variations. The exchange rate between the US Dollar and the Real changed significantly. During the year ended December 31, 2010, the Real appreciated 4.3% against the US Dollar, while in the year ended December 31, 2009 the Real appreciated 25.5% against the US Dollar. The decrease in income from financial operations before loan losses was mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulting in a decrease in expenses related to income tax and social contribution.

b) Corporate structure and possibility of redemption of shares or quotas

As at December 31, 2012, the capital stock comprised 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 were common and 2,281,649,700 were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$45,000 million (R$45,000 million as at December 31, 2011), of which R$31,159 million (R$31,552 million as at December 31, 2011) is held by stockholders domiciled in the country and R$13,841 million (R$13,448 million at 12/31/2011) is held by stockholders domiciled abroad.

We deem the current Basel ratio of 16.7% based on the Economic-Financial Consolidated as at December 31, 2012 to be appropriate.

I - Cases for redemption

There is no case for the redemption of shares issued by the Company besides those which are legally provided for.

II - Formula for the calculation of the redemption value

Not applicable.

c) Payment capability in relation to the financial commitments assumed; d) sources of financing used for working capital and investments in non-current assets; e) sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies; f) limits on the use of the financing already contracted.

Our Superior Institutional Treasury and Liquidity Commission(CSTIL) determines the policy regarding asset and liability management. Our policy is to maintain a close match to our maturity, interest rate and currency exposure. In establishing our policies and limits, the Superior Institutional Treasury and Liquidity Commission takes into consideration the exposure limits for each market segment and product, and the volatility and correlation across different markets and products. The Institutional Treasury of Itaú Unibanco Holding has the ultimate responsibility for the conglomerate’s liquidity, including for all business units outside of Brazil.

We have invested in improvements to the risk management of the liquidity. We always have a portfolio of high liquidity securities (an “operational reserve”) available, which represents our main source of liquidity. Our operational reserve, which is the total amount of assets that can be immediately turned into cash, based on local market practices and legal regulations, generally includes: cash and deposits on demand, funded positions in securities purchased under agreements to resell and unencumbered government securities.

We maintain separate liquidity pools for our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil (the most important in terms of size being Itaú Unibanco Holding, Itaú Unibanco and Itaú BBA) and the entities used by the Brazilian operations for funding and serving their clients abroad (the most important ones in terms of size being Itaú Unibanco Holding S.A., Cayman Branch, Itaú Unibanco S.A., Cayman Branch, Itaú BBA S.A., Nassau Branch and Itaú Bank, a Cayman Islands indirect subsidiary of Itaú Unibanco Holding S.A.).

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Every subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay and Paraguay) and in Europe has its own treasury function with significant autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general there are no liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances, like targeted capital increases.There are no liquidity pool minima established by Brazilian regulators, nor by regulators in the countries where the above mentioned foreign entities operate. We define our consolidated group operational liquidity reserve as the total amount of assets that can be immediately turned into cash based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as at December 31, 2012 and 2011, as well as the yearly average.

	At December 31, 2012
	2012	2011	Average balance
	(In millions of R$)

Cash and deposits on demand	13,967	10,633	12,809
Funded positions of securities purchased under agreements to resell	22,896	24,589	40,188
Unencumbered government securities	83,980	44,741	48,995
Operational reserve	120,843	79,963	101,991

Management controls liquidity reserves based on the estimates of funds that will be available for investment by the treasury department. The technique employed involves the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of the counterparties.

Short-term minimum liquidity limits are defined according to the guidelines set by the Superior Institutional Treasury and Liquidity Commission (CSTIL). These limits aim to ensure sufficient liquidity, including in the event of unforeseen market events. These limits are revised periodically based on the projection of cash requirements in atypical market situations (i.e. stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Due to the Company’s stable sources of funding, which include a large deposit base, a large number of correspondent banks with which it has long-standing relationships as well as facilities in place, allowing access to further funding, we have not historically experienced liquidity problems, despite the recent disruptions in the international financial markets. We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

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	Year ended December 31,
	2012		2011		2010
	Average balance	% of Total	Average balance	% of Total	Average balance	% of Total
	(In millions of R$, except percentages)
Interest-bearing liabilities	670,969	79.10%	579,525	78.60%	469,159	77.10%
Interest-bearing deposits	206,429	24.40%	189,461	25.70%	165,785	27.30%
Savings deposits	73,916	8.70%	61,482	8.30%	52,586	8.60%
Deposits from banks	7,487	0.90%	2,374	0.30%	1,830	0.30%
Time deposits	125,026	14.80%	125,606	17.10%	111,369	18.30%
Deposits received under repurchase agreements	226,135	26.70%	197,732	26.80%	158,517	26.10%
Funds from acceptance and issuance of securities	53,468	6.30%	35,622	4.80%	20,780	3.40%
Borrowings and onlending	56,047	6.60%	53,165	7.20%	40,068	6.60%
Other obligations — Securitization of foreign payment orders and subordinated debt	45,965	5.40%	36,589	5.0%	28,579	4.70%
Technical provisions for insurance, pension plan and capitalization	82,926	9.80%	66,955	9.10%	55,428	9.10%
Non-interest bearing liabilities	176,822	20.90%	157,045	21.30%	139,113	22.90%
Non-interest bearing deposits	30,386	3.60%	26,306	3.60%	26,529	4.40%
Other non-interest bearing liabilities	146,436	17.30%	130,738	17.70%	112,585	18.50%
Total liabilities	847,792	100.00%	736,569	100.00%	608,272	100.00%

Our principal sources of funding are interest-bearing deposits, deposits received under repurchase agreements. For a more detailed description of our sources of funding, see Note 10 to our consolidated financial statements.

Our current funding strategy is to continue to use all our funding sources in accordance with their cost and availability and our general asset and liability management strategy. We consider our current level of liquidity to be adequate. The international financial turmoil magnified the importance of issues associated with funding and the liquidity of financial institutions around the world. In order to finance our operations, we increased the use of liquidity provided by savings and interbank deposits, interbank market debt and institutional market debt during 2011 and 2012. The balance of time deposits decreased its share on the total funding in 2012 because we utilized less expensive funding sources, such as Brazilian debentures subject to repurchase, which are reported under “securities sold under repurchase agreements” and are offered not only to institutional clients but also to private banking, corporate banking and retail clients.

Our ability to obtain funding depends on numerous factors, including credit ratings, general economic conditions, investors’ perceptions of emerging markets in general and of Brazil, in particular, the prevailing economic and political conditions in Brazil and government regulations in relation to foreign exchange funding.

Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events, which are ordinarily found in long-term financing agreements. As at December 31, 2012, none of these events, including any events of default or failure to satisfy financial covenants, had occurred and we have no reason to believe that it is reasonably likely that any of these events will occur in 2013.

The following table sets out the breakdown of our sources of funding as at December 31, 2012, 2011 and 2010.

141

	At December 31,
	2012		2011		2010
	R$ million	% of Total funding	R$ million	% of Total funding	R$ million	% of Total funding

Deposits	243,200	34.7%	242,638	41.9%	202,688	39.8%
Demand deposits	34,916	5.0%	28,933	5.0%	25,538	5.0%
Savings accounts	83,452	11.9%	67,170	11.6%	57,899	11.4%
Interbank	7,600	1.1%	2,066	0.4%	1,929	0.4%
Time deposits	117,232	16.7%	144,469	24.9%	116,416	22.8%
Other deposits	-	-%	-	-%	906	0.2%
Total short-term borrowings	244,249	34.8%	151,000	26.1%	159,784	31.3%
Own portfolio	70,690	10.1%	43,471	7.5%	98,424	19.3%
Third-party portfolio	106,529	15.2%	36,538	6.3%	23,070	4.5%
Free portfolio	1,313	0.2%	1,805	0.3%	950	0.2%
Bills of real estate loans	7,593	1.1%	14,470	2.5%	8,260	1.6%
Bills of credit related to agribusiness	2,736	0.4%	1,422	0.2%	2,660	0.5%
Financial bills	12,432	1.8%	2,544	0.4%	-	-%
Mortgage notes	44	0.0%	37	0.0%	48	0.0%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	1,569	0.2%	1,039	0.2%	292	0.1%
Foreign borrowings through securities	7,198	1.0%	9,947	1.7%	3,322	0.7%
Borrowings	18,902	2.7%	17,972	3.1%	12,009	2.4%
Onlending	11,860	1.7%	11,037	1.9%	9,769	1.9%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Subordinated debt (1)	3,383	0.5%	10,718	1.9%	980	0.2%
Total long-term debt	213,982	30.5%	185,691	32.1%	147,290	28.9%
Own portfolio	93,079	13.3%	92,576	16.0%	66,472	13.0%
Third-party portfolio	-	-%	-	-%	-	-%
Free portfolio	17,207	2.5%	14,429	2.5%	10,740	2.1%
Bills of real estate loans	11,102	1.6%	1,280	0.2%	477	0.1%
Bills of credit related to agribusiness	2,586	0.4%	1,862	0.3%	114	0.0%
Financial bills	864	0.1%	11,764	2.0%	2,466	0.5%
Mortgage notes	183	0.0%	207	0.0%	254	0.0%
Bills of exchange	-	-%	-	-%	-	-%
Debentures	-	-%	-	-%	1,091	0.2%
Foreign borrowings through securities	8,801	1.3%	6,984	1.2%	6,608	1.3%
Securitization of foreign payment orders	-	-%	-	-%	-	-%
Borrowings	4,175	0.6%	3,170	0.5%	3,640	0.7%
Onlending	24,188	3.4%	24,422	4.2%	21,920	4.3%
Subordinated debt	51,797	7.4%	28,997	5.0%	33,508	6.6%
Total	701,431	100.0%	579,329	100.0%	509,762	100.0%

(1) Includes redeemable preferred shares (recorded as minority interest in subsidiaries in our balance sheet.

g) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has Funding, Borrowing and Onlending as its main sources of financing. The breakdown of funding by maturity is as follows:

	12/31/2012						12/31/2011
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	133,377	24,412	17,869	67,542	243,200	34.7	242,636	41.9
Deposits received under securities repurchase agreements	144,413	17,838	16,281	110,286	288,818	41.1	188,819	32.6
Funds from acceptance and issuance of securities	3,863	15,665	12,043	23,536	55,108	7.9	51,557	8.9
Borrowings and onlending	3,276	15,793	11,694	28,363	59,125	8.4	56,602	9.7
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0	-	0.0
Subordinated debt(*)	797	2,453	132	51,797	55,179	7.9	39,715	6.9
TOTAL	285,726	76,162	58,019	281,522	701,430		579,329
% per maturity term	40.7	10.9	8.3	40.1
TOTAL - 12/31/2011	195,913	67,931	46,613	268,873	579,329
% per maturity term	33.9	11.7	8.0	46.4

(*) Includes R$ 807 million (R$ 741 million at December 31, 2011) of redeemable preferred shares classified under minority interests in our balance sheet.

142

The table shows funding through the issue of subordinated debt securities up to December 31, 2012.

Description
Name of security	Principal (Original Currency)	Issue	Maturity	Return p.a.	Balance
Subordinated CDB
	1,558,200	2008	2013	100% of CDI + 0.5% to 0.6%	2,596,902
	48,401			106% to 107% of CDI	78,838
	40,000	2003	2013	102% of CDI	120,900
	1,864,500	2007	2014	100% of CDI + 0.35% to 0.6%	3,328,996
	33,200			IGPM + 7.22%	67,644
	1,000,000	2008	2014	112% of CDI	1,554,254
	400,000	2008	2015	119.8% of CDI	656,819
	50,000	2010	2015	113% of CDI	68,571
	465,835	2006	2016	100% of CDI + 0.7% (*)	892,070
	2,719,268	2010	2016	110% to 114% of CDI	3,728,057
	122,500			IPCA + 7.21%	174,363
	366,830	2010	2017	IPCA + 7.33%	523,812
				TOTAL	13,791,226

Subordinated LF
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	375,687
	1,874,000			112% to 112.5% of CDI	1,924,041
	30,000			IPCA + 7%	38,765
	206,000	2010	2017	IPCA + 6.95% to 7.2%	244,006
	3,223,500	2011	2017	108% to 112% of CDI	3,308,443
	352,400			IPCA + 6.15% to 7.8%	408,009
	138,000			IGPM + 6.55% to 7.6%	162,971
	3,650,000			100% of CDI + 1.29% to 1.52%	3,716,282
	500,000	2012	2017	100% of CDI + 1.12%	503,294
	42,000	2011	2018	IGPM + 7%	49,811
	30,000			IPCA + 7.53% to 7.7%	34,090
	460,645	2012	2018	IPCA + 4.40% to 6.58%	508,227
	3,782,100			100% of CDI + 1,01% to 1,32%	3,840,248
	6,373,127			108% to 113% of CDI	6,519,982
	112,000			Fixed rate + 9.95 to 11.95%	117,503
	2,000	2011	2019	109% to 109.7% of CDI	2,229
	12,000	2012	2019	Fixed rate + 11.96%	13,185
	100,500			IPCA + 4.70% to 6.30%	108,075
	1,000			110% of CDI	1,092
	20,000	2012	2020	IPCA + 6.00% to 6.17%	21,861
	1,000			111% of CDI	1,093
	6,000	2011	2021	109.25% to 110.50% of CDI	6,843
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,381,248
	20,000			IGPM + 4.63%	20,491
				TOTAL	24,307,476

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,063,220
	1,000,000	2010	2021	5.75%	2,095,141
	750,000	2011	2021	5.75% to 6.2%	1,533,877
	550,000	2012	2021	6.2%	1,140,175
	2,625,000	2012	2022	5.50% to 5.65%	5,406,475
	1,870,000	2012	2023	5.13%	3,847,996
				TOTAL	16,086,884

Subordinated bonds	41,528,200	2008	2033	3.5% to 4.5%	186,539
				TOTAL	186,539

Preferred shares – USD	393,072	2002	2015	3.04%	807,189

TOTAL					55,179,314

(*)	Subordinated CDBs may be redeemed starting November 2011.

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III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debt, and subordinated debt. It is worth mentioning that, with respect to actual debt, creditors prefer secured debts rather than the others up to the limit of the asset pledged to secure them since there is no subordination among the unsecured creditors or subordinated creditors.

The funding through the issue of subordinated debt securities is as follows:

R$million

	12/31/2012
	0-30	31-180	181-365	Over 365	Total	%
CDB	673	2,002	121	10,995	13,791	25.0
Financial bills	59	283	5	23,960	24,307	44.1
Euronotes	64	161	-	15,923	16,148	29.2
Bonds	-	4	6	177	187	0.3
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred (Note 4b)	-	-	-	(61)	(61)	(0.1)
TOTAL OTHER LIABILITIES	797	2,449	132	50,994	54,372
Redeemable preferred shares	-	4	-	803	807	1.5
GRAND TOTAL (*)	797	2,453	132	51,797	55,179
% per maturity term	1.4	4.5	0.2	93.9

	12/31/2011
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	8,125	2,498	12,600	23,224	58.5
Financial bills	-	-	-	10,254	10,254	25.8
Euronotes	60	26	-	5,136	5,222	13.1
Bonds	-	3	3	293	299	0.8
Eurobonds	-	-	-	-	-	-
(-) Transaction costs incurred	-	-	-	(24)	(24)	(0.1)
TOTAL OTHER LIABILITIES	60	8,154	2,502	28,259	38,974
Redeemable preferred shares	-	3	-	737	741	1.9
GRAND TOTAL	60	8,157	2,502	28,997	39,715
% per maturity term	0.1	20.5	6.3	73.0

	12/31/2010
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	25,859	25,859	75.0
Debentures	-	-	-	2,570	2,570	7.4
Euronotes	26	42	895	3,332	4,296	12.4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABILITIES	28	55	895	32,853	33,830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33,508	34,488
% per maturity term	0.1	0.2	2.6	97.2

A table showing the funding through issue of subordinated debt securities is included in Item 10.1. (f.II) of this form.

144

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

A portion of our long-term debt has a provision regarding the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts. As at December 31, 2012, event of default or non-compliance with finance covenants had occurred.

Additionally, in March 2010 Itaú Unibanco Holding S.A. established a program for the issue and distribution of notes through certain financial intermediaries (the “Program”). The Program establishes that the Issuer itself, or its Cayman Islands branch, will issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion U.S. dollars). On February 20, 2013, we increased the limit to US$ 100,000,000,000.00 (one hundred billion U.S. Dollars).

To date, the following issues (the “Issues”) have been completed in accordance with the Program:

(i) First Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(ii) Second Issue: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. Dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(iii) Third Issue: Senior Notes amounting to US$270,000,000.00 (two hundred and seventy million U.S. Dollars) issued on November 23, 2010, with maturity on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(iv) Reopening of the Second Issue: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issue of subordinated notes and are the second series of the second issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other.

(v) Fourth Issue: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. Dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(vi) Reopening of the Fourth Issue: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. Dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes described here in were issued and distributed by reopening the Fourth Issue of subordinated notes and are the second series of the fourth issue of subordinated notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issue share the same ISIN and CUSIP code and are fungible with each other.

(vii) Fifth Issue: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. Dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange.

(viii) Sixth Issue: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. Dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(ix) Seventh Issue: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange.

145

The Program and the Issues impose certain conditions and restrictions on the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i)	The entity that receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued as provided for in the Program, as well as undertaking to assume all other obligations imposed on the Issuer;

(ii)	No event of default occurs by carrying out these transactions; and

(iii)	From the first public announcement of the transaction and before its completion: the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

146

h) Significant changes in each item of the financial statements

Assets	12/31/2012	12/31/2011	12/31/2010	2012 X 2011	2011 X 2010

Current and long-term receivables	1,001,212	839,422	740,464	19.3%	13.4%

Cash and cash equivalents	13,967	10,633	10,097	31.4%	5.3%

Interbank investments	182,034	116,082	86,359	56.8%	34.4%

Securities and derivative financial instruments	276,174	187,880	186,562	47.0%	0.7%

Interbank and interbranch accounts	64,610	98,923	86,524	-34.7%	14.3%

Operations with credit granting characteristics and other receivables	366,285	345,483	295,053	6.0%	17.1%

(Allowance for loan losses)	(27,745)	(25,772)	(22,018)	7.7%	17.0%

Other assets	125,887	106,193	97,888	18.5%	8.5%

Permanent assets	13,213	11,909	10,979	10.9%	8.5%

Investments	2,956	2,717	3,250	8.8%	-16.4%

Fixes assets and leased assets	5,566	5,287	4,728	5.3%	11.8%

Goodwill	101	96	67	6.8%	43.3%

Intangible assets	4,589	3,810	2,934	20.4%	29.9%

Total assets	1,014,425	851,332	751,443	19.2%	13.3%

Liabilities	12/31/2012	12/31/2011	12/31/2010	2012 X 2011	2011 X 2010

Current and long-term liabilities	938,165	777,407	686,286	20.7%	13.3%

Deposits	243,200	242,636	202,688	0.2%	19.7%
Demand deposits	34,916	28,933	26,443	20.7%	9.4%
Savings deposits	83,451	67,170	57,899	24.2%	16.0%
Interbank deposits	7,600	2,066	1,929	267.9%	7.1%
Time deposits	117,232	144,469	116,416	-18.9%	24.1%

Deposits received under securities repurchase agreements	288,818	188,819	199,656	53.0%	-5.4%

Funds from acceptance and issuance of securities	55,108	51,557	25,592	6.9%	101.5%

Interbank and interbranch accounts	4,979	4,048	3,668	23.0%	10.4%

Borrowings and onlending	59,125	56,602	47,338	4.5%	19.6%

Derivative financial instruments	11,128	6,807	5,705	63.5%	19.3%

Technical provisions for insurance, pension plan and capitalization	93,210	73,754	60,551	26.4%	21.8%

Other liabilities	182,598	153,183	141,088	19.2%	8.6%
Foreign exchange portfolio	31,104	26,182	22,035	18.8%	18.8%
Subordinated debt	54,372	38,974	33,830	39.5%	15.2%
Sundry	97,121	88,027	85,223	10.3%	3.3%

Deferred income	1,137	836	766	36.0%	9.1%

Minority interest in subsidiaries	903	1,741	3,513	-48.1%	-50.4%

Stockholders' equity	74,220	71,347	60,879	4.0%	17.2%

Total liabilities	1,014,425	851,332	751,443	19.2%	13.3%

We present below the main changes in the balance sheet accounts, at December 31, 2012, 2011 and 2010.

The total balance of assets was R$1,014,425 million, at the end of 2012, an increase of 19.2% compared to the previous year. As at December 31, 2011, the total consolidated assets of Itaú Unibanco amounted to R$851.332 million, an increase of 13.3% compared to the balance of R$751,443 million, as at December 31, 2010.

147

As at December 31, 2012, the loan portfolio, not including endorsements and sureties, reached R$366,285 million, an increase of 6.0% compared to December 31, 2011. In Brazil, the portfolio of loans to individuals totaled R$149,608 million, an increase of 0.8% compared to the same period of 2011. In the large companies segment, the portfolio balance was R$104,350 million and, in the very small, small and middle-market companies segment, it reached R$85,185 million, a combined increase of 6.6% compared to December 31, 2011. The loan and financing operations targeted at the retail market decreased by 0.4%, in the period, totaling R$234,792 million. In 2012, the mortgage loan portfolio reached R$18,047 million, an increase of 34.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$18,047 million, whereas loans to businesses reached R$7,790 million.

As at December 31, 2011, the loan portfolio, not including endorsements and sureties, amounted to R$345,483 million, an increase of 17.1%, compared to December 31, 2010. In Brazil, the portfolio of loans to individuals totaled R$148,456 million, an increase of 17.3%, compared to the same period of 2010. In the large companies segment, the portfolio balance was R$90,604 million and, in the very small, small and middle-market companies segment, it reached R$87,163 million, a combined increase of 14.7%, compared to December 31, 2010. The loan and financing operations targeted at the retail market increased 15.8% in the period, totaling R$235,619 million. In 2011, the mortgage loan portfolio reached R$25,837 million, an increase of 32.2% compared to the previous year. The volume of real estate loans to borrowers was R$13,450 million, whereas loans to businesses reached R$6,100 million.

Our principal source of funding is deposits, which include demand, savings account and interbank deposits. As at December 31, 2012, total deposits reached R$243,200 million, representing 34.7% of total funds. As at December 31, 2011, total deposits amounted to approximately R$242,638 million, representing 41.9% of total funds. As at December 31, 2010, total deposits amounted to approximately R$202,688 million, representing 39.8% of total funds. As at December 31, 2012, 2011 and 2010, our time deposits represented 48.2%, 59.5% and 57.4%, respectively, of total deposits.

The deposits balance, as at December 31, 2012, increased by 0.2%, compared to the same period of the previous year, basically due to an increase of 20.7% in funding through demand deposits and an increase of 24.2% in funding through savings deposits, offset by an 18.9% decrease in funding through time deposits.

The deposits balance, as at December 31, 2011, increased by 19.7% compared to the same period of the previous year, basically due to an increase of 24.1% in funding through time deposits and an increase of 16.0% in funding through savings deposits.

The deposits balance, as at December 31, 2010, increased by 6.3% compared to the same period of the previous year, basically due to an increase of 20.1% in funding through savings deposits.

Consolidated stockholders’ equity totaled R$74,220 million, as at December 31, 2012, compared to R$71,347 million, at the end of 2011, and R$60,879 million, on the same date in 2010, representing an increase of 4.0%, as at December 31, 2012, as compared to 2011 and of 17.2%, as at December 31, 2011, as compared to the same date in 2010. The variation for 2012 is basically due to the results for the period and the payment of interest on capital and dividends, as well as the recording of the acquisition of Redecard’s minority interest as a capital transaction. For 2011 and 2012, the increase in balances basically refers to the results for the period and the payment of interest on capital and dividends.

148

				In millions of R$)
	2012	2011	2010	2012 X 2011	2011 X 2010
Income from financial operations before loan losses	50,496	47,224	44,647	6.9%	5.8%

Result of loan losses	(19,362)	(14,424)	(9,911)	34.2%	45.5%
Expense for allowance for loan losses	(24,025)	(19,912)	(14,121)	20.7%	41.0%
Income from recovery of credits written off as loss	4,663	5,488	4,209	-15.0%	30.4%

Gross income from financial operations	31,134	32,800	34,736	-5.1%	-5.6%

Other operating income/expenses	(14,845)	(14,545)	(14,481)	2.1%	0.4%
Banking service fees	14,488	13,912	12,341	4.1%	12.7%
Income from bank charges	5,825	5,135	4,760	13.4%	7.9%
Result from insurance, pension plan and capitalization operations	2,990	2,714	2,100	10.2%	29.3%
Personnel expenses	(14,027)	(13,356)	(12,452)	5.0%	7.3%
Other administrative expenses	(14,192)	(14,100)	(13,598)	0.7%	3.7%
Tax expenses	(4,485)	(4,092)	(4,168)	9.6%	-1.8%
Equity in earnings of affiliated/subsidiary companies	335	39	423	749.1%	-90.7%
Other operating income	278	378	529	-26.4%	-28.5%
Other operating expenses	(6,058)	(5,177)	(4,415)	17.0%	17.3%

Operating income	16,289	18,255	20,255	-10.8%	-9.9%

Non-operating income	1,242	191	81	550.7%	-136.7%

Income (loss) before taxes on income and profit sharing	17,531	18,445	20,336	-5.0%	-9.3%

Income tax and social contribution	(3,224)	(2,855)	(5,886)	12.9%	-51.5%

Profit sharing - statutory	(159)	(192)	(261)	-17.1%	-26.4%
Management members - statutory	(159)	(192)	(261)	-17.1%	-26.4%

Minority interest in subsidiaries	(554)	(778)	(866)	-28.8%	-10.1%

Net income	13,594	14,621	13,323	-7.0%	9.7%

Item 10.1 - Additional information:

Not applicable.

Comments on the main changes in the statements of income for 2012, 2011 and 2010 are included in Item 10.2. (a) of this form.

10.2	–Directors should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31,2011

Highlights

For the year ended December 31, 2012, consolidated net income was R$13,594 million, with annualized return on average equity of 18.4%. As at December 31, 2012, consolidated assets totaled R$1,014,425 million and consolidated stockholders’ equity was R$74,220 million, compared to R$851,332 million and R$71,347 million, respectively, at December 31, 2011. As at December 31, 2012, our solvency ratio on a fully consolidated basis was 16.7%.

The balance of loan transactions, including endorsements and sureties, was R$426,595 million at December 31, 2012, with a 7.5% increase compared to December 31, 2011. The balance of loan transactions, including endorsements and sureties, grew at a slower pace, in 2012, as compared to 2011. The balance of loan transactions, including endorsements and guarantees, grew at a slower pace, in 2012, when compared to 2011. As at December 31, 2012, loans to individuals increased by 0.7%, while loans to companies increased by 8.8%, compared to December 31, 2011. For credit to individuals, the highlights were real estate loans and payroll loans, with increases of 34.2% and 29.4%, compared to the year ended December 31, 2011, respectively, mainly due to the favorable environment in Brazil for mortgages and the payroll loans portfolio acquired from Banco BMG S.A., as we focused on less risky portfolios. With respect to loans to companies, the corporate portfolio increased by 15.5% in 2012, compared to December 31, 2011, and this growth was partially offset by a 1.6% decrease in the very small, small and medium sized companies’ portfolio. In 2012, the loan portfolio of our operations in Chile, Uruguay, Paraguay and Argentina increased by 41.7%, compared to December 31, 2011.This increase reflects the growth of our operations outside Brazil and the depreciation of the Real against the currencies of these countries and the U.S. Dollar in the year ended December 31, 2012.

149

The result of allowance for loan losses (Expenses for Provision for Loan and Lease Losses net of Recovery of Credits Written off as Loss) increased by 34.2% for the year ended December 31, 2012, compared to the year ended December 31, 2011. This increase was primarily due to an increase in default rate, especially due to vehicle loans and personal loans, which followed the general trends observed in the Brazilian financial market. In addition, this increase reflects the expected loss model adopted for credit risk management which anticipates a provision for losses in scenarios of expected growth in default rates. The default rate (loan operations more than 90 days overdue) was 4.8%,at December 31, 2012, representing a ten basis point decrease compared to December 31, 2011. In the fourth quarter of 2012, we assigned to affiliated companies a $480 million portfolio of vehicle loans overdue for longer than 360 days. Excluding the impact of these assignment transactions, our 90 day non-performing loan ratio, as at December 31, 2012 would have been 4.9%. In 2013, we intend to periodically assign overdue portfolios to affiliated companies.

The 90-day coverage ratio (defined as our total allowance for loan losses as a percentage of loans in our portfolio, which are overdue for 90 days or more) was 158%, as at December 31, 2012 compared to a 90-day coverage ratio of 153% as at December 31, 2011. When the default rate decreases, an increase in the coverage ratio is expected. The provisions for allowance for loan losses are reversed only when there is a strong indication of the recovery of overdue loans, increasing the coverage ratio. During the year ended December 31, 2012, we made up a provision of R$5,058 million to supplement the minimum level of allowance for loan losses required by CMN Resolution No. 2,682. The portfolio of renegotiated loans (including extended, modified and deferred repayments) amounted to R$19,483 million, as at December 31, 2012, representing 5.3% of our total loan portfolio, an increase of 110 basis points, compared to December 31, 2011, mainly due to an increase in the amount of renegotiated collateralized loans (mainly vehicle loans)

Net Income

The table below shows the major components of net income, for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Income from financial operations	99,878	101,366	(1.5)%
Expenses on financial operations	(49,382)	(54,143)	(8.8)%
Income from financial operations before loan losses	50,496	47,224	6.9%
Results of loan losses	(19,362)	(14,424)	34.2%
Gross income from financial operations	31,134	32,800	(5.1)%
Other operating revenue (expenses)	(14,845)	(14,545)	2.1%
Operating income	16,289	18,255	(10.8)%
Non-operating income	1,242	191	n.m.
Income before taxes on income and profit sharing	17,531	18,445	(5.0)%
Income tax and social contribution expenses	(3,224)	(2,855)	12.9%
Profit sharing	(159)	(192)	(17.2)%
Minority interests in subsidiaries	(554)	(777)	(28.7)%
Net income	13,594	14,621	(7.0)%

For the year ended December 31, 2012, our net income was influenced by the realization of assets of R$836 million, mainly due to the sale of our investment in Serasa, the deferred tax assets recorded in connection with the increase in the social contribution tax rate (an after-tax gain of R$351 million), provisions for contingencies resulting from changes to the criteria for provision (an after-tax expense of R$873 million), the adjustment to our investment in Banco BPI in order to reflect its market value based on the share price until their sale on April 20, 2012 (an after-tax expense of R$305 million), changes in the calculation methodology for the allowance for loan losses (an after-tax expense of R$229 million), credit card reward programs (an after tax expense of R$185 million) and other non-operational items (an after-tax expense of R$43 million).

150

Income from Financial Operations

The table below shows the major components of our income from financial operations for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millionsof R$)
Loan, lease and other credit operations	60,164	59,103	1.8%
Securities and derivative financial instruments	25,803	26,061	(1.0)%
Insurance, pension plan and capitalization	7,144	5,930	20.5%
Foreign exchange operations	1,283	914	40.4%
Compulsory deposits	5,484	9,359	(41.4)%
Total income from financial operations	99,878	101,366	(1.5)%

Income from financial operations decreased by 1.5% from R$101,366 million, for the year ended December 31, 2011, to R$99,878 million, for the year ended December 31, 2012, a decrease of R$1,488 million. This decrease is primarily due to the decrease in income from compulsory deposits, partially offset by increases in income from insurance, pension plan and capitalization and from loans, leases, and other credit operations

Income from Loans, Leases, and Other Credit Operations, including sureties and endorsements

Income from loans, leases, and other credit operations increased by 1.8% from R$59,103 million, for the year ended December 31, 2011, to R$60,164 million, for the year ended December 31, 2012, an increase of R$1,061 million. This increase was mainly due to an increase in the volume of loans and lease transactions; in particular, loans to large companies, mortgages, personal loans, and credit cards, as well as a significant increase in the volume of loans and leases denominated in or indexed to foreign currencies. This increase was offset by the higher growth in the loan portfolios of lower risk transactions and spreads lower than those with higher risk and spreads.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and size of customer for companies.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)
Loans to individuals	150,075	149,010	0.7%
Credit card	40,614	38,961	4.2%
Personal loans	39,928	36,219	10.2%
Vehicles	51,220	60,093	(14.8)%
Real estate loans(1)	18,047	13,450	34.2%
Rural loans(1)	266	287	(7.3)%
Loans to companies(1)	247,227	227,324	8.8%
Large companies	158,534	137,234	15.5%
Very small, small and medium market	88,693	90,090	(1.6)%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	29,293	20,678	41.7%
Total of loans, leases and other credit operations (including sureties and endorsements)	426,595	397,012	7.5%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, appropriate, according to the type of client. As at December 31, 2012, the total real estate loan portfolio totaled R$25,837 million and the total rural loan portfolio totaled R$6,616 million, compared to R$19,550 million and R$5,939 million, respectively, as at December 31, 2011.

The total balance of our loans, leases and other credit operations, including sureties and endorsements, was R$426,595 million as at December 31, 2012, a 7.5% increase compared to the balance of R$397,012 million, as at December 31, 2011, in line with the growth of the market for private banks. Loans to individuals totaled R$150,075 million as at December 31, 2012, an increase of 0.7% compared to December 31, 2011.The credit card lending balance increased by 4.2% from December 31, 2011 to December 31, 2012. Personal loans increased by 10.2% from December 31, 2011 to December 31, 2012, primarily as a result of the increase in the volume of payroll loans, which increased by 29.4%, mainly due to the payroll loans acquired from Banco BMG S.A., as we focused increasingly on less risky portfolios. Vehicle financing decreased by 14.8% as at December 31, 2012 compared to December 31, 2011, primarily as a result of our stricter requirements for granting loans during this period, which have led to higher down payment requirements and shorter financing terms. Real estate loans to individuals increased by 34.2% from December 31, 2011 to December 31, 2012, resulting from the favorable Brazilian environment for this particular line of credit. Loans to companies totaled R$247,227 million as at December 31, 2012, an increase of 8.8%, as compared to December 31, 2011, driven primarily by increase in loans to large companies. Loans to large companies totaled R$158,534 million, as at December 31, 2012, a growth of 15.5% as compared to December 31, 2011, in particular in export/import financing, payroll loans acquired from other financial institutions and working capital facilities. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$29,293 million, at December 31, 2012, an increase of 41.7% as compared to December 31, 2011, mostly as a result of the growth of operations in South American countries where we operate, excluding Brazil, and by the depreciation of the Real against several foreign currencies, particularly the US Dollar.

151

The portfolio of loans under renegotiation, including extended, modified and deferred repayments, amounted to R$19,483 million, as at December 31, 2012, which represents 5.3% of the total loans portfolio. As at December 31, 2012, the ratio of the allowance for loan losses to the renegotiated loan portfolio was 44.7%, a 0.3 percentage point increase, as compared to December 31, 2011. As at December 31, 2012, the default rate in relation to renegotiated loans was 33.1%, an increase of 140 basis points compared to December 31, 2011.

Renegotiated Loans

	(In millions of R$, except percentages)
	Year Ended December 31,
	2012	2011
Renegotiated loans (1)	14,519	11,844
Allowance for loan and lease losses	7,297	5,333
Allowance for loan and lease losses/renegotiated loans	50.3%	45.0%

(1) Includes debt consolidation, deferment or any other arrangement that modifies the periods or conditions, of operations originally overdue.

We include under renegotiated loans both loans which the original terms of the contractual arrangement have been amended (agreements) and new loan transactions originated to settle contracts or transactions with the same customer (restructured loans), that were originally overdue. Amendments and restructured loans typically reflect changes in contract terms, rates or payment conditions.

After the amendment or restructuring, the loan which was previously overdue is no longer considered past due. The fact that a loan or lease transaction has been renegotiated is also considered in determining its specific allowance for loan and lease losses after renegotiation. The past performance and payment history of both the client and the transaction, including the redefault probability of renegotiated transactions, are considered by our risk models to determine the probability of default . This probability of default is always higher than the one attributed to similar transactions that have never been renegotiated. Another factor that is considered in determining the appropriate level of the allowance for loan and lease losses is any additional collateral provided by the debtor. The resulting provision levels are compatible with the risk profile of each transaction.

Our renegotiated loan portfolio increased to 4.0% of our total loan portfolio as of December 31, 2012, compared to 3.4% as of December 31, 2011. At the end of 2012, the ratio of the allowance for loan and lease losses to the renegotiated portfolio was 50.3% compared to 45.0% at December 31, 2011. This ratio increased in 2012 mainly because of an increase in the redefaulted renegotiated loans to total renegotiated loans ratio, from 29.8% as of December 31, 2011 compared to 35.4% as of December 31, 2012.

During 2012, the Brazilian economy experienced an increase in delinquency levels for individuals, mainly in vehicles and in personal loan portfolios. As one of the largest banks in Brazil, this increase also affected our loan portfolio. In order to increase the recovery of loan operations that are past due, including loans that have been written off as losses, and to reduce losses, we increased our collection and recovery initiatives. We require, however, that at least one installment be paid in order to consider the renegotiation to be valid and treated as a renegotiated agreement.

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The total amount of each type of renegotiated loan is shown in the tables below as of December 31, 2012 and 2011.

	As of December 31, 2012
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses /Renegotiated Loans	Total Redefaulted Renegotiated Loans (*)	% Redefaulted Renegotiated Loans
	(In millions of R$, except percentages)
Restructured Loans	11,343	5,706	50.3%	4,012	35.4%
Agreements	3,176	1,591	50.1%	1,722	54.2%
Total	14,519	7,297	50.3%	5,734	39.5%

(*) Our redefaulted renegotiated loans are renegotiated operations 60 days or more overdue.

	As of December 31, 2011
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses /Renegotiated Loans	Total Redefaulted Renegotiated Loans (*)	% Redefaulted Renegotiated Loans
	(In millions of R$, except percentages)
Restructured Loans	8,652	3,791	43.8%	2,574	29.7%
Agreements	3,192	1,542	48.3%	1,791	56.1%
Total	11,844	5,333	45.0%	4,365	36.8%

 (*) Our redefaulted renegotiated loans are renegotiated operations 60 days or more overdue.

153

The following tables provide an additional breakdown of renegotiated loans by portfolios of segments and classes, based on type of modification, as of December 31, 2012 and 2011:

	As of December 31, 2012
Renegotiated loan and lease operations	Payment extension (1)	Multiple concessions(2)	Multiple modifications(3)	Total
	( In millions of R$ )
Individuals	2,095	1,743	4,625	8,463
Credit card	-	460	-	460
Personal loans	14	1,283	4,625	5,922
Vehicles	2,025	-	-	2,025
Mortgage loans	56	-	-	56
Corporate	-	-	495	495
Small and medium businesses	136	5,137	259	5,532
Foreign loans - Latin America	-	29	-	29
Total renegotiated loan and lease operations	2,231	6,909	5,379	14,519

(1) Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.

(2) Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.

(3) Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

	As of December 31, 2011
Renegotiated loan and lease operations	Payment extension (1)	Multiple concessions(2)	Multiple modifications(3)	Total
	( In millions of R$ )
Individuals	1,655	1,732	2,406	5,793
Credit card	-	260	-	260
Personal loans	85	1,472	2,406	3,963
Vehicles	1,518	-	-	1,518
Mortgage loans	52	-	-	52
Corporate	-	-	54	54
Small and medium businesses	135	5,566	291	5,992
Foreign loans - Latin America	-	5	-	5
Total renegotiated loan and lease operations	1,790	7,303	2,751	11,844

(1) Represents loan and lease transactions subject to an amendment of contractual terms relating exclusively to payment due dates.

(2) Represents multiple loan and lease transactions which have been restructured, i.e., all such outstanding transactions are terminated and a single new transaction consolidating the terminated loan and lease transactions is entered into.

(3) Represents individual loan and lease transactions entered into with a customer that are renegotiated for an amendment of the original contractual terms, which may include amendment of interest rates, discounts of outstanding amounts due and payment extensions.

154

The following tables provide show an additional breakdown of renegotiated loans by portfolios of segments and classes, based on their classification, as of December 31, 2012 and 2011:

	As of December 31, 2012
Renegotiated loan and lease operations	Performing	Nonperforming	Total
	(In million of R$)
Individuals	3,995	4,468	8,463
Credit card	460	-	460
Personal loans	3,142	2,780	5,922
Vehicles	379	1,646	2,025
Mortgage loans	14	42	56
Corporate	334	161	495
Small and medium businesses	1,792	3,740	5,532
Foreign loans - Latin America	15	14	29
Total renegotiated loan and lease operations	6,136	8,383	14,519

	As of December 31, 2011
Renegotiated loan and lease operations	Performing	Nonperforming	Total
	(In million of R$)
Individuals	2,678	3,115	5,793
Credit card	260	-	260
Personal loans	2,203	1,760	3,963
Vehicles	205	1,313	1,518
Mortgage loans	10	42	52
Corporate	40	14	54
Small and medium businesses	2,342	3,650	5,992
Foreign loans - Latin America	1	4	5
Total renegotiated loan and lease operations	5,061	6,783	11,844

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments decreased by 1.0%, or R$258 million, from R$26,061 million for the year ended December 31, 2011, to R$25,803 million for the year ended December 31, 2012.This decrease in income from securities and derivative financial instruments reflects the lower gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries outside of Brazil and a reduction in the SELIC rate.

Income from Insurance, Pension Plan and Capitalization

Income from insurance, pension plan and capitalization increased by 20.5%, from R$5,930 million, for the year ended December 31, 2011, to R$7,144 million for the year ended December 31, 2012 (an increase of R$1,214 million). This was mainly due to increased revenue from pension plans, related to an increase in volume of 28.1%, or R$17,881 million, from R$63,605 million for the year ended December 31, 2011, to R$81,486 million for the year ended December 31, 2012.

Income from Foreign Exchange Operations

Income from foreign exchange operations increased from R$914 million, for the year ended December 31, 2011, to R$1,283 million for the year ended December 31, 2012.This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased by 41.4%, or R$3,875 million, from R$9,359 million for the year ended December 31, 2011 to R$5,484 million for the year ended December 31, 2012. As at December 31, 2012, we had compulsory deposits of R$63,701 million compared to R$98,053 million as at December 31, 2011, of which R$55,112 million and R$90,869 million, respectively, were interest-earning. This decrease was primarily due to a change in the criteria for returns on compulsory deposits enacted by Circulars No. 3,569 and 3,576 which allowed part of the funds to be used for vehicle loan operations instead of compulsory deposits. Furthermore, the decrease in the average SELIC rate from 11.6%, during the year ended December 31, 2011 to 8.5%, during the year ended December 31, 2012 contributed to this decrease in income from compulsory deposits.

155

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2012 and 2011

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Money market	40,426	46,285	(12.7)%
Technical provisions for pension plan and capitalization	6,513	5,239	24.3%
Borrowing and on lending	2,443	2,618	(6.7)%
Total expenses on financial operations	49,382	54,143	(8.8)%

Expenses on financial operations decreased by 8.8%, from R$54,143 million for the year ended December 31, 2011 to R$49,382 million for the year ended December 31, 2012, a decrease of R$4,760 million, mainly due to the decrease in money market expenses as discussed below.

Money Market Expenses

Expenses on from money market transactions decreased by 12.7%, from R$46,285 million for the year ended December 31, 2011 to R$40,426 million for the year ended December 31, 2012, a decrease of R$5,859 million. This decrease was mainly due to the decrease in the SELIC rate, from an average rate of 11.8% during the year ended December 31, 2011 to 8.6% during the year ended December 31, 2012.This decrease was partially offset by a slight increase in the balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Expenses on Technical Provisions for Insurance, Pension Plan and Capitalization

Expenses on technical provisions for insurance, pension plan and capitalization operations increased by 24.3%, from R$5,239 million for the year ended December 31, 2011 to R$6,513 million for the year ended December 31, 2012, an increase of R$1,274 million, mainly due to an increase of 28.1% in the volume of pension plans managed by us, from R$63,605 million as at December 31, 2011 to R$81,486 million as at December 31, 2012, due to a favorable economic environment for pension plans in Brazil.

Expenses on Borrowing and on lending

Expenses on borrowings and on lending decreased by 6.7%, or R$175 million from R$2,618 million, for year ended December 31, 2011 to R$2,443 million for the year ended December 31, 2012, mainly due to the impact of exchange rate variations on borrowing and on lending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses increased by 6.9%, from R$47,224 million for the year ended December 31, 2011 to R$50,496 million, for the year ended December 31, 2012, an increase of R$3,272 million, mainly as a result of the factors described in the topics of “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Allowance for Loan Losses

Result of allowance for loan losses increased by 34.2%, from R$14,424 million for the year ended December 31, 2011 to R$19,362 million for the year ended December 31, 2012, an increase of R$4,938 million. The following table describes the main components of the result of allowance for loan losses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Expenses for allowance for loan losses	(24,025)	(19,912)	20.7%
Income from recovery of credits written off as loss	4,663	5,488	(15.0)%
Result of allowance for loan losses	(19,362)	(14,424)	34.2%

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Expenses for Allowance for Loan Losses

Expenses relating to the allowance for loan losses increased by 20.7%, from R$19,912 million for the year ended December 31, 2011 to R$24,025 million for the year ended December 31, 2012, an increase of R$4,113 million. This was due to an increase in default levels in our vehicle and personal loan portfolios and this increase also reflects the expected loss model adopted for our credit risk management, which anticipates the provision for losses in scenarios of expected growth in non-performance rates levels in addition to the minimum levels of allowances for loan losses required by Resolution No. 2,682. The default rate (loan operations more than 90 days overdue) was 4.8%, at December 31, 2012, representing a 10 basis point decrease as compared to December 31, 2011. Furthermore, this increase is also due to the 7.5% increase in the total balance of our loans, lease and other credit operations, including endorsements and sureties, during the period.

At December 31, 2012, the balance of the allowance for loan losses totaled R$27,745 million. Of this total, R$22,687 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

At December 31, 2012, the balance of the allowance for loan losses in relation to our loan portfolio was 7.6%, as compared to 7.5% at December 31, 2011.

Income from the Recovery of Credits Written Off as Losses

Income from the recovery of credits written off as losses decreased by 15.0%, from R$5,488 million, for the year ended December 31, 2011 to R$4,663 million for the year ended December 31, 2012, a decrease of R$825 million. This decrease was primarily due to a change in the first quarter of 2012 in the criteria for accounting for discounts granted in the renegotiation of credits that had already been written off as losses, which previously reduced the income from financial operations (affecting loans, leases and other credit operations) and are now reflected in income from the recovery of credits written off as losses. This change in criteria would have reduced income from the recovery of credits written off as losses by R$609 million, for the year ended December 31, 2011, if it had been implemented in 2011, and the income from the recovery of credits written off as losses would have decreased by 4.4%, in 2012.

Gross Income from Financial Operations

Gross income from financial operations decreased by 5.1% from R$32,800 million for the year ended December 31, 2011 to R$31,134 million for the year ended December 31, 2012, a decrease of R$1,666 million.

Other Operating Revenue (Expenses)

The table below shows the main components of our other operating revenue (expenses) for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Banking service fees and income from bank charges	20,313	19,048	6.6%
Results from insurance, pension plans and capitalization operations	2,990	2,714	10.2%
Personnel expenses	(14,027)	(13,356)	5.0%
Other administrative expenses	(14,192)	(14,100)	0.7%
Tax expenses	(4,485)	(4,092)	9.6%
Equity in the earnings of affiliates and other investments	335	40	737.5%
Other operating revenue	278	393	(29.3)%
Other operating expenses	(6,058)	(5,192)	16.7%
Total other operating revenue (expenses)	(14,845)	(14,545)	2.1%

Banking Service Fees and Income from Bank Charges

Banking service fees and income from bank charges increased by 6.6%, from R$19,048 million, for the year ended December 31, 2011 to R$20,313 million for the year ended December 31, 2012, an increase of R$1,265 million.

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Banking service fees increased by 4.1%, from R$13,912 million for the year ended December 31, 2011, to R$14,488 million for the year ended December 31, 2012, an increase of R$576 million. This increase was mainly due to increased revenue from management fees from assets under management, which increased by R$476 million (or 18.2%) from R$2,608 million for the year ended December 31, 2011, to R$3,084 million for the year ended December 31, 2012, mainly due to the 25.0% increase in the volume of assets under management, which increased from R$449,693 million as at December 31, 2011 to R$561,958 million as at December 31, 2012. We also saw an increase of 8.4%, or R$120 million, in other banking service fees, primarily due to higher revenue from the investment banking unit, mainly relating to economic and financial advisory activities. In addition, income from collection services increased by 8.0%, from R$1,333 million for the year ended December 31, 2011, to R$1,440 million for the year ended December 31, 2012, an increase of R$107 million. This was due to an increase in operational activity. The growing volume of our transactions with customers was partially offset by recent reductions in some of our banking service fees.

Income from bank charges increased by 13.4%, from R$5,135 million for the year ended December 31, 2011 to R$5,825 million for the year ended December 31, 2012, an increase of R$690 million, principally due to an increase in income from credit cards of R$429 million or 30.9%, from R$1,386 million for the year ended December 31, 2011 to R$1,814 million for the year ended December 31, 2012. The increase was also related to an increase of 53.7% or R$817 million in income from checking account services, mainly due to the greater volume of transactions and sales of new service packages. These increases were partially offset by the suspension in the collection of charges on contract amendments and the decrease in vehicle financing and leasing transactions.

Results of Insurance, Pension Plan and Capitalization Operations

Results from insurance, pension plans and capitalization operations increased by 10.2%, from R$2,714 million for the year ended December 31, 2011 to R$2,990 million for the year ended December 31, 2012, an increase of R$276 million. The increase in our results from insurance, pension plan and capitalization operations was mainly affected by the increases in premiums and contributions, together with increases in the volume of sales of insurance products.

Personnel Expenses

Personnel expenses increased by 5.0%, from R$13,356 million for the year ended December 31, 2011, to R$14,027 million for the year ended December 31, 2012, an increase of R$671 million. This increase in personnel expenses was mainly a result of the increase in expenses related to employee terminations and labor claims in connection with the restructuring process, as discussed below. This increase was also due to the collective bargaining agreements reached in September 2011, which increased both compensation and benefits by 9.0% for all employees, and in September 2012, which further increased compensation by 7.5% and benefits by 8.5%.The number of employees decreased by 7.8% from 104,542 employees at December 31, 2011 to a total of 96,977 employees as at December 31, 2012, mainly due to restructuring initiatives in our consumer business unit, which were intended to integrate systems and processes into a single platform, in order to capture synergies across our consumer operations and in connection with a strategic review of certain businesses (as part of this review, certain positions within our consumer business were transferred to our retail partners) and, to a lesser extent, due to the sale of Orbitall, which reduced the number of our employees by 1,231.

Other Administrative Expenses

Other administrative expenses increased by 0.7%, from R$14,100 million for the year ended December 31, 2011 to R$14,192 million for the year ended December 31, 2012, an increase of R$92 million. This increase in other administrative expenses was mainly due to inflation, which affected most contracts and costs such as those related to public services and other needed for the organic growth of our operations. We also recorded increased expenses related to higher operating activity, especially regarding related to data processing and communications, services from third parties, including marketing, advisory and consulting services, and financial systems services.

Tax Expenses

Tax expenses increased by 9.6%, from R$4,092 million, for the year ended December 31, 2011, to R$4,485 million, for the year ended December 31, 2012, an increase of R$393 million. This increase in tax expenses was mainly due to increased operational activity.

Equity in Earnings of Affiliates and Other Investments

Equity in earnings of affiliates and other investments increased to a gain of R$335 million, for the year ended December 31, 2012, as compared to a gain of R$40 million, for the year ended December 31, 2011, mainly due to the adjustment to our investment in Banco BPI in order to reflect its market value based on its share price before the sale to La Caixa Group on April 20, 2012.

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Other Operating Revenues

Other operating revenues decreased by 29.3% from R$393 million, for year ended December 31, 2011 to R$278 million, for the year ended December 31, 2012, a decrease of R$115 million, mainly related to the reversal of operating provisions amounting to R$92 million in the year ended December 31, 2011.

Other Operating Expenses

Other operating expenses increased by 16.7% from R$5,192 million for year ended December 31, 2011, to R$6,058 million for the year ended December 31, 2012, an increase of R$866 million mainly due to changes in 2012 to the criteria in the model for provisions increasing provisions for contingencies related to lawsuits primarily in connection with economic plans, and tax, pension plan and civil lawsuits.

Operating Income

Operating income decreased by 10.8%, from R$18,255 million for the year ended December 31, 2011 to R$16,289 million for the year ended December 31, 2012, a decrease of R$1,966 million.

Non-Operating Income

Non-operating income increased from R$191 million for the year ended December 31, 2011 to R$1,242 million for the year ended December 31, 2012, primarily as a result of the sale of our investment in Serasa S.A. for the amount of R$1,542 million, which was partially offset by expenses incurred in connection with the sale of our investment in Banco BPI to La Caixa Group and the loss of revenue due to the sale of Orbitall.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing decreased by 5.0% for the year ended December 31, 2011, from R$18,445 million to R$17,531 million for the year ended December 31, 2012, a decrease of R$914 million.

Income Tax and Social Contribution Expenses

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Variation (%)
	(In millions of R$)

Income before income tax and social contribution	17,531	18,445	(5.0)%
Charges (income tax and social contribution) at the rates in effect	(7,012)	(7,378)	(5.0)%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	3,788	4,523	(16.2)%
Foreign exchange variation on investments abroad	617	1,097	(43.8)%
Interest on capital	1,789	1,662	7.6%
Dividends, interest on external debt bonds and tax incentives	188	280	(32.7)%
Prior period increases (reversal)	738	392	88.3%
Other	456	1,092	(58.2)%
Total income tax and social contribution expense	(3,224)	(2,855)	12.9%

Income tax and social contributions increased by 12.9%, from an expense of R$2,855 million for year ended December 31, 2011 to an expense of R$3,224 million for the year ended December 31, 2012.The main factor that contributed to this increase was the foreign exchange variations discussed below. In 2012, the Real depreciated 8.9% in relation to the U.S. Dollar.

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead constitute permanent differences. From an economic perspective, we hedge our investments in our subsidiaries abroad using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes. During the year ended December 31, 2012, the depreciation of the Real against the foreign currencies in which our subsidiaries operate generated gains that were not recognized for tax purposes. The depreciation of the Real generated taxable losses on derivatives instruments used as economic hedges, and taxable exchange rate gains on liabilities used as economic hedges.

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Profit Sharing

The profit sharing of members of our management decreased by 17.2%, from R$192 million for the year ended December 31, 2011 to R$159 million for the year ended December 31, 2012, a decrease of R$33 million.

Minority Interests in Subsidiaries

Results from minority interest in subsidiaries decreased from an expense of R$777 million for the year ended December 31, 2011, to an expense of R$554 million for the year ended December 31, 2012, a decrease of R$223 million, mainly due to our acquisition of shares from the minority shareholders of Redecard S.A. (Redecard).For additional information.

The comparisons between the results of operations for the year ended December 31, 2011 and for the year ended December 31, 2010 should be read together with.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Highlights

Net income for the year ended December 31, 2011 was R$14,621 million, with an annualized return on average equity of 22.3%, compared to 24.1% for 2010. As at December 31, 2011, consolidated assets totaled R$851,332 million and total stockholders’ equity was R$71,347 million. As of the same date the Company’s solvency ratio on a fully consolidated basis was 16.4%.

The balance of credit transactions, including sureties and endorsements, was R$397,012 million as at December 31, 2011, a 19.1% increase, compared to December 31, 2010. As at December 31, 2011, credit to individuals increased by 17.2%, while credit to companies increased by 18.4%, compared to December 31, 2010. For credit to individuals, the highlights were Real estate loans, credit cards and personal loans, with increases of 66.7%, 18.0% and 41.5%, respectively. With respect to credit to companies, the very small, small and medium-sized companies’ portfolio increased by 13.8%, from December 31, 2010 to December 31, 2011, while the corporate portfolio increased by 21.7% during the same period. The balance of sureties and endorsements was R$51,530 million as at December 31, 2011, a 34.5% increase as compared to December 31, 2010.

The result of allowance for loan losses increased by 45.5% for the year ended December 31, 2011, when compared to the year ended December 31, 2010. Expenses for the allowance for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010, to R$19,912 million for 2011, an increase of R$5,791 million. This growth is primarily due to increased default levels, the increase in our credit portfolio and the new model for expected losses adopted in our credit risk management, based on the broad concept of Basel II, which considers potential losses on revolving loans. This model replaces the previous one, which contained, besides expected losses, the concept of countercyclical provisions, which are treated as a capital cushion according to the Basel III precepts. The adoption of this model resulted in an R$1,573 million allowance reversal gross of taxes, in the fourth quarter 2010. As at December 31, 2011, the ratio of 90-day non-performing loans, as a percentage of our total credit portfolio, increased to 4.9%, compared to 4.2% as at December 31, 2010. Credit under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio, as at December 31, 2011, compared to 3.1%, as at December 31, 2010.

The results of operations for the year ended December 31, 2011, compared to the year ended December 31, 2010, reflected a significant impact of exchange rate variations. The exchange rate between the U.S. Dollar and the Real changed significantly. During the year ended December 31, 2011, the Real depreciated by 12.6% against the U.S. dollar, while, in 2010, the Real appreciated by 4.3% against the U.S. Dollar.

In 2011, there was a change in the basis of consolidating for Financeira Itaú CBD from full to partial consolidation, and for Porto Seguro from consolidation to recognition under the equity method. See Note 2(b) to our annual consolidated financial statements.

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Net Income

The table below shows the major components of our net income, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Income from financial operations	101,366	79,627	27.3%
Expenses from financial operations	(54,143)	(34,979)	54.8%
Income from financial operations before loan losses	47,224	44,648	5.8%
Results of loan losses	(14,424)	(9,911)	45.5%
Gross income from financial operations	32,800	34,736	(5.6)%
Other operating revenue (expenses)	14,545	(14,481)	0.4%
Operating income	18,225	20,255	(9.9)%
Non-operating income	191	81	135.8%
Income before taxes on income and profit sharing	18,445	20,336	(9.3)%
Income tax and social contribution expense	(2,855)	(5,886)	(51.5)%
Profit sharing	(192)	(261)	(26.4)%
Minority interest in subsidiaries	(777)	(866)	(10.3)%
Net income	14,621	13,323	9.7%

For the year ended December 31, 2011, our net income was influenced by provisions for contingencies related to civil litigation in connection with economic plans (an after-tax expense of R$285 million), the Program for Settlement or Installment Payment of Federal Taxes – Law No. 11,941 (an after-tax expense of R$509 million) and an adjustment made to our investment in Banco BPI, which reflects its market value based on the share price on December 31, 2011 (an after-tax expense of R$245 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Loan, lease and other credit operations	59,103	51,315	15.2%
Securities and derivative financial instruments	26,061	18,714	39.3%
Insurance, pension plan and capitalization	5,930	4,513	31.4%
Foreign exchange operations	914	980	(6.7)%
Compulsory deposits	9,359	4,106	127.9%
Total income from financial operations	101,366	79,627	27.3%

Income from financial operations increased by 27.3%, from R$79,627 million for the year ended December 31, 2010, to R$101,366 million, for 2011, an increase of R$21,739 million. This increase is primarily due to increases in income from compulsory deposits, income from securities and derivative financial instruments, income from insurance, pension plans and capitalization products and income from loan, lease and other credit operations. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of such deposits. This increase was partially offset by a decrease in income from foreign exchange operations.

Income from Loans, Leases and Other Credit Operations

Income from loans, leases and other credit operations increased by 15.2% from R$51,315 million for the year ended December 31, 2010, to R$59,103 million for the same period in 2011, an increase of R$7,788 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular of loans to companies, vehicle financing, credit card and personal loans, as well as an increase in the volume of loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

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	Year ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Loans to individuals	149,010	127,098	17.2%
Credit card	38,961	33,030	18.0%
Personal loans	36,219	25,595	41.5%
Vehicles	60,093	60,118	0.0%
Real estate loans (1)	13,450	8,067	66.7%
Rural loans (1)	287	289	-0.7%
Loans to companies (1)	227,324	191,932	18.4%
Large companies	137,234	112,777	21.7%
Very small, small and middle market	90,090	79,155	13.8%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	20,678	14,397	43.6%
Total loan, lease and other credit operations (including sureties and endorsements)	397,012	333,427	19.1%

(1)	Mortgage loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2011, the total mortgage loan portfolio totaled R$19,550 million and the total rural loan portfolio totaled R$5,939 million, compared to R$13,257 million and R$5,425 million, respectively, as of December 31, 2010.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$397,012 million, as of December 31, 2011, a 19.1% increase compared to the balance of R$333,427 million, as of December 31, 2010.Loans to individuals totaled R$149,010 million as of December 31, 2011, an increase of 17.2% compared to December 31, 2010. The balance of credit card lending increased by 18.0%, from December 31, 2010 to December 31, 2011. Credit card lending is an increasingly important tool that we use to acquire new customers, particularly low-income individuals. Personal loans increased by 41.5%, from December 31, 2010 to December 31, 2011, primarily as a result of growth in loan volume at Unibanco branches, now integrated with the Itaú Unibanco network, and the revision of credit lines along with growth in number of clients while vehicle financing remained steady, compared to 2010.Real estate loans to individuals increased by 66.7%, from December 31, 2010 to December 31, 2011, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$227,324 million as of December 31, 2011, an increase of 18.4%, when compared to December 31, 2010, driven primarily by a 21.7% increase in loans to large companies totaling R$137,234 million, as of December 31, 2011.Loans to very small, small and middle market companies increased 13.8% compared to December 31, 2010, mainly in the sub segment of medium-sized companies. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$20,678 million, as of December 31, 2011, an increase of 43.6% compared to December 31, 2010, primarily driven by our growth of operations outside of Brazil, and also influenced by the appreciation of the real against these countries’ currencies.

Income from Securities and Derivative Financial Instruments

Income from securities and derivative financial instruments increased by 39.3% (or R$7,347 million) from R$18,714 million for the year ended December 31, 2010 to R$26,061 million for 2011.This increase in income from securities and derivative financial instruments reflects the higher base annual average rate (SELIC) in Brazil in 2011 (average 11.6%) compared to that in 2010 (average 9.8%), along with the increase in the average balance of securities in 2011, and higher gains from derivative financial instruments used to hedge the impact of exchange rate variations on our investments in subsidiaries outside of Brazil.

Income from Insurance, Pension Plan and Capitalization Operations

Income from insurance, pension plan and capitalization operations increased by 31.4%, from R$4,513 million for the year ended December 31, 2010 to R$5,930 million for 2011, an increase of R$1,417 million. This was mainly due to increased revenue from pension plans, related to an increase in volume from operations and technical reserves from insurance, pension plan and capitalization operations, and also due to the increase in average interest rates from period to period.

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Income from Foreign Exchange Operations

Income from foreign exchange operations decreased by 6.7%, or R$66 million, from R$980 million for the year ended December 31, 2010 to R$914 million for 2011.This decrease in income from foreign exchange operations was mainly due to lower arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits increased by 127.9%, or R$5,253 million, from R$4,106 million for the year ended December 31, 2010 to R$9,359 million for 2011. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting on income from compulsory deposits. As at December 31, 2011, we had compulsory deposits of R$98,053 million, compared to R$85,776 million as at December 31, 2010, of which R$92,323 million and R$81,034 million, respectively, were interest-earning.

Expenses from Financial Operations

The following table describes the main components of our expenses from financial operations in 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Money market	46,285	30,082	53.9%
Technical provisions for pension plan and capitalization	5,239	3,928	33.4%
Borrowing and onlending	2,618	969	170.2%
Total expenses from financial operations	54,143	34,979	54.8%

Expenses from financial operations increased by 54.8% from R$34,979 million for the year ended December 31, 2010 to R$54,143 million for 2011, an increase of R$19,164 million, mainly due to the increase in expenses from money market transactions and the increase in borrowing and onlending expenses as discussed below.

Expenses from Money Market Transactions

Expenses from money market transactions increased by 53.9%, from R$30,082 million for the year ended December 31, 2010 to R$46,285 million for 2011, an increase of R$16,203 million. This increase was mainly due to the increase in the annual average SELIC rate, from 9.8% in 2010 to 11.6% in 2011, and an increase in the balance of deposits. In addition to the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies.

Expenses from Technical Provisions for Insurance, Pension Plan and Capitalization Operations

Expenses from technical provisions for insurance, pension plan and capitalization operations increased by 33.4%, from R$3,928 million for the year ended December 31, 2010, to R$5,239 million for 2011, an increase of R$1,311 million, mainly due to the increase in the volume of technical provisions for pension plans, which increased 21.8% in 2011, from R$60,551 million to R$73,754 million.

Expenses from Borrowing and Onlending

Expenses from borrowing and onlending increased by 170.2% or R$1,649 million, from R$969 million for the year ended December 31, 2010, to R$2,618 million for 2011, mainly due to the impact of exchange rate variations on borrowing and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 5.8%, from R$44,648 million for the year ended December 31, 2010, to R$47,224 million for 2011, an increase of R$2,576 million, mainly as a result of the factors described above under “Income from Financial Operations” and “Expenses from Financial Operations.”

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Results of Loan Losses

The results of loan losses increased 45.5%, from R$9,911 million, for the year ended December 31, 2010, to R$14,424 million for the same period in 2011, an increase of R$4,513 million. The following table describes the main components of our results relating to the allowance for loan losses, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Expenses for allowance for loan losses	(19,912)	(14,121)	41.0%
Income from recovery of credits written off as losses	5,488	4,209	30.4%
Results of allowance for loan losses	(14,424)	(9,911)	45.5%

Expenses for Allowance for Loan Losses

The expenses relating to the allowance for loan losses increased by 41.0%, from R$14,121 million for the year ended December 31, 2010, to R$19,912 million for 2011, an increase of R$5,791 million. This growth was primarily due to an increased level of defaults, and to the increase of our credit portfolio. Further, since the fourth quarter of 2010, the additional provision for loan and lease losses has begun to reflect the model for expected losses adopted in our credit risk management approach, based on the broad concept of Basel II, which considers potential losses on revolving loans. This model replaces a former one, which contained, besides expected losses, the concept of countercyclical provisions, which were treated as a capital cushion according to the Basel III precepts. In anticipation of the implementation of this model, we exceeded by R$270 million the minimum level of provision required by CMN Resolution No. 2,682 in 2011.

As at December 31, 2011, the balance of the allowance for loan losses totaled R$25,772 million. Of this total, R$20,713 million relates to the minimum level required by CMN Resolution No. 2,682 and R$5,058 million relates to the complementary provision.

As at December 31, 2011, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5%, remaining stable from the same rate as at December 31, 2010.

The increase in renegotiations of loans previously written off as losses observed in 2011 resulted in an increase in the provision for loan and lease losses. For these renegotiations, we fully accrued the debit balance so as not to generate any result until a strong indication of loan recovery was obtained. Under this practice, our provision expenses increases because the related loans were already overdue, and thus had been accrued and recognized as losses in the past. This expenses growth is neutralized by the increase in income from recovery of loans written off as losses, without impact on net income.

Income from Recovery of Credit Written Off as Losses

Income from recovery of credit written off as losses increased by 30.4%, from R$4,209 million for the year ended December 31, 2010, to R$5,488 million, for 2011, an increase of R$1.279 million. Our improved collection efforts were the main reason for this increase.

Gross Income from Financial Operations

Gross income from financial operations decreased by 5.6%, from R$34,736 million for the year ended December 31, 2010 to R$32,800 million for 2011, a decrease of R$1,936 million, primarily due to increased expenses relating to loan losses.

Other Operating Revenue (Expenses)

The table below shows the main components of our other operating revenue (expenses), for the years ended December 31, 2011 and 2010.

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	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Banking service fees and income from bank charges	19,048	17,101	11.4%
Results from insurance, pension plan and capitalization operations	2,714	2,100	29.2%
Personnel expenses	(13,356)	(12,452)	7.3%
Other administrative expenses	(14,100)	(13,598)	3.7%
Tax expenses	(4,092)	(4,168)	(1.8)%
Equity in the earnings of affiliates and other investments	40	423	(90.5)%
Other operating revenue	393	529	(25.7)%
Other operating expenses	(5,192)	(4,415)	17.6%
Total other operating revenue (expenses)	(14,545)	(14,481)	0.4%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 11.4% from R$17,101 million for the year ended December 31, 2010 to R$19,048 million for 2011, an increase of R$1,947 million.

Banking service fees increased by 12.7%, from R$12,341 million for the year ended December 31, 2010, to R$13,912 million for 2011, an increase of R$1,571 million. This increase was mainly due to increased revenue from credit card transactions, which increased R$827 million, or 15.7%, from R$5,284 million for the year ended December 31, 2010 to R$6,111 million for the same period in 2011, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash advances, offered by us through retailers. Fees from assets under management increased by R$122 million, or 4.9%, from R$2,486 million for the year ended December 31, 2010 to R$2,608 million for the same period in 2011, due to an 11.0% increase in the volume of assets under management, which increased from R$363,818 million as at December 31, 2010, to R$403,906 million as at December 31, 2011. Income from sureties and credits granted increased by 20.7% from R$1,460 million for the year ended December 31, 2010 to R$1,762 million for the same period in 2011, an increase of R$302 million. This change is related to an increase in our operational activity. We also had an increase of 18.3%, or R$220 million, in other banking service fees, primarily due to higher revenue from the investment banking unit, mainly those related to economic and financial advisory activities.

Income from bank charges increased by 7.9%, from R$4,760 million for the year ended December 31, 2010, to R$5,135 million for 2011, an increase of R$375 million, mainly due to fees for loan transactions and service packages on a greater volume of transactions.

Results from Insurance, Pension Plan and Capitalization Operations

Our results from insurance, pension plan and capitalization operations increased by 29.2%, from R$2,100 million, for the year ended December 31, 2010, to R$2,714 million, for 2011, an increase of R$614 million. The increase in our results from insurance, pension plan and capitalization operations was mainly affected by the increases in premiums and contributions, together with increases in the volume of sales of insurance products.

Personnel Expenses

Our personnel expenses increased by 7.3%, from R$12,452 million for the year ended December 31, 2010, to R$13,356 million for 2011, an increase of R$904 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in September 2010, which increased compensation by 7.5%, for employees earning R$5,250 per month or less, and by the greater of (i) 4.29%, and (ii) a fixed amount of R$393.75 per month, for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees. Finally the labor union agreement, reached in September 2011, increased compensation by 9.0% for all employees. The agreement also established an increase of 9.0% in the benefits for all employees. In addition, we experienced a 3.2% decrease in the number of employees to a total of 104,542 employees as at December 31, 2011, compared to December 31, 2010, primarily because of reductions in personnel, as a result of restructuring initiatives in our consumer business unit, which were intended to integrate systems and processes into a single platform in order to capture synergies across our consumer operations and in connection with a strategic review of certain businesses. As part of this review, certain positions within our consumer business were transferred to our retail partners.

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Other Administrative Expenses

Our administrative expenses increased by 3.7%, from R$13,598 million for the year ended December 31, 2010 to R$14,100 million for the same period in 2011, an increase of R$502 million. This increase in other administrative expenses was mainly due to our organic growth, in particular in the very small, small and middle market companies market. We also recorded increased expenses related to higher operating activity, especially those related to data processing and communication and services from third parties, including marketing, advisory and consulting services, and financial systems services. In addition, a portion of our expenses is subject to readjustment according to cumulative consumer inflation in Brazil, which reached 6.5% in 2011 according to IBGE/IPCA.

Tax Expenses

Our tax expenses decreased by 1.8%, from R$4,168 million for the year ended December 31, 2010 to R$4,092 million for 2011, a decrease of R$76 million. The decrease is mainly due to the results of the hedge of our investments in subsidiaries outside of Brazil using foreign-currency denominated liabilities or derivative instruments which are deductible for the purpose of Brazilian taxes.

Equity in the Earnings of Affiliates and Other Investments

Equity in the earnings of affiliates and other investments decreased by 90.5%, from R$423 million, for the year ended December 31, 2010, to R$40 million, for 2011, a decrease of R$383 million, due to an adjustment to our investment in Banco BPI to reflect its market value based on its share price as at December 30, 2011.

Other Operating Revenue

Our other operating revenue decreased by 25.7%, from R$529 million for the year ended December 31, 2010 to R$393 million for 2011, a decrease of R$136 million.

Other Operating Expenses

Our other operating expenses increased by 17.6%, from R$4,415 million for the year ended December 31, 2010 to R$5,192 million for 2011, an increase of R$777 million, mainly due to an increase in the provision for civil lawsuits.

Operating Income

Our operating income decreased by 9.9%, from R$20,255 million for the year ended December 31, 2010, to R$18,255 million for 2011, a decrease of R$2,030 million.

Non-Operating Income

Our non-operating income increased from R$81 million for the year ended December 31, 2010 to R$191 million for 2011, an increase of R$110 million.

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing decreased by 9.3% from R$20,336 million for the year ended December 31, 2010 to R$18,445 million for 2011, a decrease of R$1,891 million.

166

Income Tax and Social Contribution (Expenses) Benefit

The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011	2010	Variation (%)
	(In millions of R$)
Income before income tax and social contributions	18,445	20,336	(9.3)%
Charges (income tax and social contributions) at the rates in effect	(7,378)	(8,134)	(9.3)%
Increase (decrease) to income tax and social contribution charges arising from:
(Additions) exclusions	4,523	2,248	101.2%
Foreign exchange variations on investments abroad	1,097	(372)	(394.9)%
Interest on capital	1,662	1,496	11.1%
Dividends, interest on external debt bonds and tax incentives	280	298	(6.0)%
Prior period increases (reversal)	392	626	(37.4)%
Others	1,092	201	443.3%
Total income tax and social contribution expenses	(2,855)	(5,886)	(51.5)%

Income tax and social contributions decreased 51.5%, to an expense of R$2,855 million for the year ended December 31, 2011 compared to an expense of R$5,886 million for 2010. The main factor that contributed to this increase was the results of the hedges of our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments which are deductible for purposes of Brazilian taxes.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement, but do not affect our taxable basis and, conversely, certain amounts are taxable income or deductible expenses for the purpose of determining our taxes on income, but do not affect our statements of income. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain or are not deductible. If they represent a loss, they constitute a permanent difference. From an economic perspective, we hedged our investments in subsidiaries outside of Brazil by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains or losses on foreign-currency denominated liabilities are taxable or deductible for the purpose of calculating Brazilian taxes. During the year ended December 31, 2011, the depreciation of the Real against the foreign currencies in which our subsidiaries operate generated losses that were not deductible for tax purposes. The depreciation of the Real generated taxable gains on derivatives instruments used as economic hedges and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing with members of management decreased by 26.4%, from R$261 million for the year ended December 31, 2010 to R$192 million for 2011, a decrease of R$69 million.

Minority Interests in Subsidiaries

The results from minority interests in subsidiaries decreased from an expense of R$866 million for the year ended December 31, 2010 to an expense of R$777 million for 2011, a decrease of R$89 million. This was mainly as a result of decreased earnings from our minority interest in Redecard.

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10.2	– Directors should comment on:

b)	Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services
c)	Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

There were no significant variations in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2012, 2011 and 2010).

The market risk represents the possibility of incurring losses arising from fluctuations in the market value of the positions held by a financial institution, including the risk of transactions subject to variations in foreign exchange rates, interest rates, and share and commodity prices, among other indexes on these risk factors.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations, because it mainly represents the assets and liabilities of retail and derivative transactions used as hedges against market risk arising from these operations.

The Value at Risk (VaR) of the consolidated (the exposure to market risk of the portfolios of Itaú Unibanco andits foreign subsidiaries) maintained its higher levels over 2012, compared to the previous year, which may be observed in the Average Global VaR. During the period, we maintained our conservative management and diversified portfolio, and operated within reduced limits in relation to the bank’s capital.

Additionally, we adopted a foreign exchange risk management strategy for capital invested abroad, for which the purpose is to not allow any impact on the results due to exchange variations. To prevent the result to be exposed to exchange variation, it is necessary to build a liability position which volume is higher than the balance of the hedged asset, the so-called overhedge.

Our strategy to hedge investments abroad also considers the impact of all related tax effects: on those related to the non-taxation or deductibility of the foreign exchange variations in the respective moments of appreciation or devaluation, respectively, of the Real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when variations between the Real and foreign currencies are considerable, there is a significant impact on several financial income and expenses.

The Financial Margin with the Market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets) totaled R$3,801million in 2012, R$3,785 million in 2011, and R$4,029 million in 2010. The increase of R$16.0 million in the financial margin with the market in 2012,in relation to 2011, was influenced by the higher result in proprietary positions.

In compliance with CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors which were considered relevant. Each market risk factor was analyzed for sensitivity, using shocks of 25% and 50%, both for growth and for contractions. The highest resulting losses, per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of Itaú Unibanco’s exposure in exceptional scenarios.

Market risk is measured considering the portfolio separation between the trading and banking portfolios, according to the criteria established by the New Capital Accords (Basel II) and by the following regulations: BACEN Circular 3,354, of June 27, and CVM Resolution No. 3,464.

The sensitivity analyses, shown below, represent a steady assessment of the portfolio exposure, and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we would point out that the results presented will not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of trading in the short term or of hedging other financial instruments of this portfolio, and that are not subject to limitations on their marketability. These are transactions designated for obtaining benefits from price movements, actual or expected in the short term or arbitration opportunities.

168

In millions of R$

Banking portfolio	Exposures	12/31/2012 (*)			12/31/2011 (*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(28)	(56)	(1)	(28)	(55)
Foreign exchange coupons	Rates of currency coupons	(0)	(3)	(6)	0	(6)	(13)
Foreign currencies	Exchange variation	(0)	(10)	(20)	(7)	(187)	(374)
Price indices	Rates of price indices coupons	(1)	(13)	(25)	(0)	(4)	(8)
Reference rate	Rate of TR coupons	0	(9)	(18)	0	(9)	(19)
Shares	Share price	4	(112)	(225)	1	(13)	(26)
	Total without correlation	3	(175)	(350)	(8)	(248)	(495)
	Total with correlation	2	(123)	(245)	(6)	(179)	(357)

(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio. Treasury operations in the Banking portfolio are carried out jointly with the active management of financial risks inherent in the global balance of Itaú Unibanco Holding and held not for trading in the short term. Its compositionmay include derivatives.

In millions of R$

Trading and banking portfolio	Exposures	12/31/2012 (*)			12/31/2011 (*)
		Scenarios			Scenarios
Risk Factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(95)	(190)	(4)	(108)	(216)
Foreign exchange coupons	Rates of currency coupons	(1)	(37)	(72)	(1)	(26)	(52)
Foreign currencies	Exchange variation	4	(105)	(211)	(2)	(49)	(98)
Price indices	Rates of price indices coupons	(3)	(66)	(128)	(1)	(25)	(50)
Reference rate	Rate of TR coupons	(5)	(126)	(246)	(3)	(82)	(160)
Shares	Share price	7	(166)	(332)	1	(35)	(69)
	Total without correlation	(2)	(595)	(1,178)	(10)	(326)	(646)
	Total with correlation	(2)	(416)	(824)	(7)	(235)	(466)

(*) Amounts net of tax effects.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one base point to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and one percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at 25 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 25 base points to currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

Scenario III: Shocks at 50 base points to the fixed-rate curve, currency coupon, inflation, and interest rate indices, and 50 base points to currency and share prices, both for growth and for drops, taking into consideration the highest resulting losses per risk factor.

The Balance Sheet per Currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. As at December 31, 2012, the net foreign exchange position, including investments abroad, was a liability totaling US$6,817 million. We point out that the policy of gap management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, is practically null and, therefore, consistent with the strategy of low risk exposure that we adopted.

169

R$million

	12/31/2012
		Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business

Cash and cash equivalents	13,967	8,019	6,370	1,649	7,061
Interbank investments	182,034	168,830	168,717	113	14,962

Securities	276,174	239,405	239,220	185	65,014
Loan and lease operations	338,540	276,136	262,915	13,221	68,514
Operations with credit granting characteristics	366,285	302,667	289,446	13,221	69,728
(Allowance for loan losses)	(27,745)	(26,531)	(26,531)	-	(1,214)
Other assets	190,497	167,316	155,458	11,858	35,893
Foreign exchange portfolio	30,960	14,258	4,427	9,830	28,984
Other	159,537	153,059	151,031	2,028	6,909
Permanent assets	13,213	32,861	12,402	20,459	811

Total assets	1,014,425	892,567	845,082	47,485	192,254
Derivatives - long position				69,179
Total assets (a)				116,663

	12/31/2012
		Business in Brazil
	Consolidated	Total	Local currency	Foreign currency	Foreign business
Deposits	243,200	183,769	183,494	275	61,522
Deposits received under securities repurchase agreements	288,818	271,039	271,039	-	17,778
Funds from acceptance and issuance of securities	55,108	67,402	39,575	27,827	14,744
Borrowings and onlending	59,125	44,496	36,724	7,771	21,975
Interbank and interbranch accounts	4,979	4,858	2,593	2,265	121
Derivative financial instruments	11,128	8,422	8,422	-	3,453
Other liabilities	182,598	144,055	134,233	9,823	51,258
Foreign exchange portfolio	31,104	14,430	4,946	9,484	28,956
Other	151,494	129,625	129,287	339	22,303
Technical provisions for insurance, pension plan
and capitalization	93,210	93,173	91,256	1,916	37
Deferred income	1,137	1,039	761	278	98
Minority interest in subsidiaries	903	95	95	-	807
Stockholders' equity of parent company	74,220	74,220	74,220	-	20,459
Capital and reserves	60,626	60,626	60,626	-	19,067
Income for the period	13,594	13,594	13,594	-	1,392
Total liabilities	1,014,425	892,567	842,412	50,155	192,254
Derivatives - short position				80,439
Total liabilities and stockholders' equity after adjustments (b)				130,594
Net foreign exchange position - Itaú Unibanco (c = a - b)				(13,931)
Net foreign exchange position - Itaú Unibanco (c) in US$				(6,817)

10.3. Directors should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

The operating segments of Itaú Unibanco are as follow:

•             Commercial Banking, the income from which is obtained from the offering of financial products and the provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) and to small and middle-market companies

•             Itaú BBA, which is responsible for banking operations with large companies and investment banking activities

•             Consumer Credit, the income of which is from financial products and services offered to non-current account holder clients

•             Activities with the market + Corporation, which represents the financial margin with the market, costs associated with treasury operations, income associated with excess capital, excess subordinated debt, carrying forward of the net balance of deferred tax assets and tax debts, the reversal of the additional allowance for loan losses, equity in the earnings of companies not included in any of the segments and the adjustments related to minority interests in subsidiaries.

Itaú Unibanco did not introduce or dispose of any operating segments in 2012, 2011 or 2010.

170

b) incorporation, acquisition or disposal of ownership interest1

2012

Public Tender Offer of Redecard

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its affiliates, all outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50% of its share capital. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (the “Tender Offer Price”). The Tender Offer was successfully completed on September 24, 2012.

As a result of the auction, Itaú Unibanco Holding acquired, through its affiliate Banestado Participações, Administração e Serviços Ltda. (“Banestado”), 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s capital stock, and then holding 94.4% of Redecard’s capital stock. On October 18, 2012, Redecard’s registration as a publicly held company was cancelled. In December 2012, the issuer held, through its affiliates, 100.0% of Redecard’s shares. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the auction). The difference between the amount paid and the amount corresponding to the minority interest was recognized directly in Consolidated Stockholders’ Equity, under Revenue Reserves, in the amount of R$11,151 million restated up to December 31, 2012, which net of taxes totaled R$7,360 million. For further information, see note 2-c to our Financial Statements.

BMG Association

On July 9, 2012, Itaú Unibanco entered into an association agreement with Banco BMG S.A. (“Banco BMG”), a privately-held Brazilian bank, forming a joint venture for the distribution of payroll loans in Brazil (the “BMG Association”). The BMG Association is structured as a new financial institution, BancoItaú BMG Consignado S.A. (the “Association”), controlled by Itaú Unibanco, who holds, indirectly, 70.0% of the shares issued by the Association. BMG holds the remaining 30.0% stake in the Association. The initial stockholders’ equity of the Association was approximately R$1 billion. Itaú Unibanco has the right to nominate the majority of the board of directors of the Association and the majority of the officers of the Association, including the Chief Executive Officer. Banco BMG has the right to appoint the officers responsible for the commercial, back-office and collection divisions of the Association, subject to Itaú Unibanco’s approval.

Banco BMG will share its distribution channels operated through banking agents (correspondents bancários) with the Association, which has the right to grant 70.0% of the payroll loans generated by such distribution channels. The remaining 30.0% of such loans may be granted directly by Banco BMG.

The payroll loans granted to Itaú Unibanco’s clients through Itaú Unibanco’s branches and other exclusive Itaú Unibanco channels will remain separate from the operations of the Association. Itaú Unibanco will also provide funding for Banco BMG’s payroll loan transactions of up to R$300 million per month, for a five-year term, through the acquisitions of payroll credit portfolios. Itaú Unibanco and its affiliates also have the right to offer their products and services to the Association’s customers.

Following approval of this transaction by CADE, definitive agreements governing the BMG Association were executed on December 13, 2012, and included an investment agreement governing each party’s rights and obligations under the Association, and an agreement for the provision of funding through assignment of credit rights governing Itaú Unibanco’s provision of funds to Banco BMG. The transaction closed on January 7, 2013 and it has been subject to ongoing review by the Central Bank.

Serasa

On October 22, 2012, Itaú Unibanco Holding, through BIU Participações S.A., entered into a stock purchase agreement with Experian Brasil Ltda., under which it undertook to sell 100% of its equity stake, corresponding to 601,403 common shares, in Serasa S.A., a credit bureau. The result before taxes of such transaction corresponded to R$1,542 million on the third quarter of 2012. This transaction closed on November 23, 2012.

171

Banco BPI

On April 20, 2012, Itaú Unibanco Holding, through its subsidiary IPI – Itaúsa Portugal Investimentos, SGPS, Lda., entered into an agreement to sell its total interest of 18.87% in the capital of Banco BPI S.A. to Caixabank S.A. (“La Caixa”), a company belonging to the La Caixa Group.

The operation was approved by the Central Bank of Portugal on April 30, 2012 and was consummated on May 3, 2012, when La Caixa paid Itaú Unibanco Holding approximately € 93 billion for this acquisition. The transaction had a positive effect of approximately R$106 million on the consolidated stockholders’ equity and a non-recurring negative effect of approximately R$ 205 million on net income. These effects were recorded in the second quarter of 2012.

2011

Banco Carrefour

On April 14, 2011 Itaú Unibanco, a subsidiary of Itaú Unibanco Holding, entered into a share purchase and sale agreement governing the indirect acquisition by Itaú Unibanco of 49.0% of Banco CSF S.A. (“Banco CSF”) for the amount of R$725 million. Banco CSF is the entity responsible for the offering and distribution, on an exclusive basis, of financial, insurance and pension products and services through the distribution channels of Carrefour Comércio e Indústria Ltda., which operates under the “Carrefour” brand in Brazil. This transaction was approved by the Central Bank in April 2012 and closed on May 31, 2012.

2010

There are not any material transactions to be reported.

c) unusual events or operations

In 2012, 2011, and 2010 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

R$ million
	2012	2011	2010
Recurring net income	14,043	14,641	13,023
Non-recurring events	(449)	(20)	300
Partial reversal of additional allowance for loan losses	-	-	1,038
Realization of assets	836	-	-
Tax contingencies	-	-	(380)
Increase of CS rate	351	-	-
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	-	509	145
Provision for contingencies	(873)	(285)	(467)
Tax and social security	(253)	-	-
Civil actions	(145)	-	-
Economic plans	(328)	(285)	(467)
Labor claims	(105)	-	-
Other	(44)	-	-
Impairment -BPI	(305)	(245)	-
Allowance for loan losses	(229)	-	-
Reward program - Credit cards	(185)	-	-
Benefits to employees - Technical Pronouncement CPC 33	-	-	(35)
Other	(43)	-	-
Net income	13,594	14,621	13,323

172

10.4. Directors should comment on:

a) significant changes in accounting practices

2012

The preparation and disclosure of financial statements relied upon conceptual structure that is in accordance with the provisions in Resolution nº 4,144/12, of the Central Bank of Brazil, to the extent not conflicting with previously issued rules.

2011

Subsequent events, beginning 2011, were recognized in accordance with Resolution No. 3,973/11 of the Central Bank of Brazil.

The Accounting Policies, Changes in Estimates and Correction of Errors, beginning 2011, were recognized in accordance with Resolution No. 4,007/11 of the Central Bank of Brazil.

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of July 10, 2009.

b) significant effects of the changes in accounting practices

The following were the significant effects on the accounting practices:

As from January 2012, ITAÚ UNIBANCO HOLDING, according to Resolution nº 3,533/08, changed the accounting and disclosure of financial assets sale or transfer transactions in which risk is retained, that is, transactions in which we are the assignors, the asset is no longer written off and income may not be immediately recognized. With respect to transactions in which we are the assignees, the amounts paid in the acquisition must be accounted for as rights receivables from the assignor and income will be recognized for the remainder of the term of the agreements acquired.

As from July 2011, ITAÚ UNIBANCO HOLDING, in accordance with Circular Letter No. 3,516/11 of the Central Bank of Brazil, no longer recognizes a provision (in liabilities) in addition to the mandatory minimum dividend.

As from December 31, 2010, ITAÚ UNIBANCO HOLDING, in accordance with CVM Resolution No. 600/09, recognizes as assets the difference, if positive, between the fair value of the assets of a plan and the actuarial liabilities, taking into consideration the limit of a defined benefit asset.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2010, 2011, and 2012.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our annual consolidated financial statements, in accordance with Brazilian GAAP, applicable to the financial institutions authorised to operate by the Central Bank of Brazil, as of and for the years ended December 31, 2012, 2011, and 2010. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

173

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires Management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements and the amounts disclosed for revenues, expenses, gains and losses during the reporting periods and subsequent periods, as effective results may differ from those ascertained based on such estimates and assumptions.

These estimates and assumptions are used, for example, for the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization. All estimates and assumptions used by the Management are in accordance withthe accounting practices adopted in Brazil and are the best current estimates made in accordance with applicable standards. Estimates and judgment are assessed continuously, considering past experience and other factors.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan and lease losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H). The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan and lease losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears). In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our historic loss experience, which, beginning on December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in 2010, we included as part of the “additional allowance” countercyclical provision. As from December 31, 2010, we improved the criteria for determining the allowance for loan and lease losses, under Basel II guidelines, which determined that the countercyclical effects be buffered in the Base of Capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

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Contingent Liabilities

We are currently party to civil, labor, and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialize into actual losses for us. We generally recognize provisions for these contingencies when we classify the loss related to these claims as probable. While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values. Although we believe that these contingencies are adequately reflected in our annual consolidated financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting practices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2012 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework. The management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2012.

b) deficiencies in and recommendations on the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies in or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

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However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Internal Controls representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

No public offering of securities was carried out.

b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering circular

No public offering of securities was carried out.

c) If there was any deviation, the reasons for such deviation

No public offering of securities was carried out.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

None.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$ 415 million, exclusively composed of real estate loan operations of R$ 398 million and rural loans of R$ 17 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

IV - Agreements for constructions in progress

None.

V - Agreements for future receipt of financing

None.

b) Other items that are not presented in the financial statements

None.

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10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$ 18 million.

b) the nature and purpose of the operation

Real estate loan

Assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$ 217 million.

Assigned to BRAZILIAN Securities for issue of securitized real estate loans (“CRI”) in the amount of R$ 181 million.

Rural loan

Assigned to the National Treasury Secretariat for securitization of debts in the amount of R$ 17 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a)investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

In 2013, Itaú Unibanco expects to open approximately 80 regular branches concurrently with the opening of new platforms for small companies.

At the end of 2012, we had 5,027 points of service, including regular branches and service centers (PAB), an increase of 49 branches (Brazil and abroad) in one year. The remodeling of the retail service network, based on the new relationship model with clients reached a total of 1,700 units remodeled at the end of 2012, 200 of which were remodeled in 2012.

At the end of 2011, we had 4,984 points of service, including regular branches and service centers (PAB), an increase of 105 branches in one year. There were a total of 1,500 units remodeled at the end of 2011, 440 of which were remodeled in 2011.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

In September 2012, we announced investment of R$ 10,413 million in technology, innovation and services to be made in the period from 2012 to 2015, of which it is expected that:

•	R$ 2,749 million will be allocated to data processing systems;
•	R$ 753 million will be allocated to the acquisition of software;
•	R$ 4,638 million will allocated to system development; and

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•	R$ 2,273 million will be allocated to our Data Center in Mogi Mirim, under construction, which is expected to have capacity to support the expansion of our operations in the long term.

This new Technological Center will be located in the city of Mogi Mirim.

The decision on the new site where the data processing and storage equipment will be concentrated took into consideration location of the plot of land and infrastructure concerns, such as the extent of the available area, the supply capacity for the demand of power, water and telecommunications, considering that the Technological Center will operate 24 hours a day.

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and the perspectives of the country involved.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research for the development of new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result is due to the portion of tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. In terms of equity, the main difference relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for 2012 are available on our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS

R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications²	IFRS	BRGAAP	Adjustments and Reclassifications²	IFRS
	Dec/31/2012			Dec/31/2011
Total assets	1,014,425	(57,271)	957,154	851,331	(33,195)	818,136

Cash and cash equivalents, Reserve requirements, Interbank deposits, Securities under repurchase agreements, Financial assets and derivatives 3	536,497	(20,862)	515,635	412,648	(2,414)	410,234
Loan operations	366,285	699	366,984	345,483	781	346,264
(-) Allowance for loan losses4	(27,745)	2,032	(25,713)	(25,772)	1,899	(23,873)
Other financial assets 5	75,852	(31,360)	44,492	66,502	(26,248)	40,254
Tax assets6	40,215	(7,803)	32,412	32,409	(6,321)	26,088
Investments in unconsolidated companies, fixed and intangible assets, assets held for sale and other assets	23,321	23	23,344	20,061	(892)	19,169

Current and long-term liabilities	939,302	(58,146)	881,156	778,243	(35,443)	742,800
Deposits	243,200	-	243,200	242,636	-	242,636
Deposits received under repurchase agreements3	288,818	(21,413)	267,405	188,819	(3,406)	185,413
Financial liabilities held for trading, Derivatives, Interbank and institutional funding	179,772	1,040	180,812	153,941	926	154,867
Other financial liabilities5	81,213	(30,958)	50,255	70,681	(26,562)	44,119
Reserves for insurance, pension plan and capitalization	93,210	-	93,210	73,754	(12)	73,742
Provisions and other liabilities	39,307	(142)	39,165	34,661	(46)	34,615
Tax liabilities6	13,782	(6,673)	7,109	13,751	(6,343)	7,408

Total stockholders' equity	75,123	875	75,998	73,088	2,248	75,336
Non-controlling interests	903	(807)	96	1,741	(346)	1,395
Total controlling stockholders' equity7	74,220	1,682	75,902	71,347	2,594	73,941

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Central Bank of Brazil

2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption

3 Resulted from the elimination of operations between parent company and exclusive funds (specially PGBL and VGBL), that are consolidated based on the IFRS standards

4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model

5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of Assets and Liabilities

6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies

7 Conciliation of the Controlling Stockholders’ Equity presented in the following table

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Below, the conciliation of net income and equity, and the conceptual description of the major adjustments.

R$ million
	Equity	Net Income
Adjustments	Dec/31/2012	4Q/12	3Q/12	4Q/11	2012	2011
BRGAAP - value attributable to controlling stockholders	74,220	3,492	3,372	3,681	13,594	14,621
(a) Allowance for loan losses	1,948	22	76	(97)	43	(126)
(b) Recognition of total deferred tax assets	-	(525)	(187)	(163)	(977)	(628)
(c) Adjustment to market values of shares and quotas	458	-	(1)	2	(5)	5
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	832	(6)	(7)	(8)	(31)	(34)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(73)	26	34	(72)	(131)
(f) Effective interest rate	(495)	69	58	319	229	95
Other adjustments	69	(27)	36	6	(45)	78
Income tax and social contributions on net income	(1,130)	(33)	(66)	(123)	(102)	(43)
IFRS - value attributable to controlling stockholders	75,902	2,919	3,309	3,651	12,634	13,837
IFRS - value attributable to non-controlling interests	96	12	144	236	557	773
IFRS - value attributable to controlling stockholders and non-controlling interests	75,998	2,931	3,453	3,887	13,191	14,610

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.

(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.

(c) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(e) On the IFRS (IAS 21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.

(f) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

8 For more details see our Complete Financial Statements for 2012.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.

R$ million
	4Q/12			2012
Recurring Net Income	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,492	2,919	(573)	13,594	12,634	(960)
Exclusion of the Non-Recurring Events9	10	361	351	449	759	310
Realization of Assets10	(837)	(837)	0	(837)	(837)	0
Increase in the Social Contribution Rate9	(351)	0	351	(351)	0	351
Provisions11	741	741	0	875	862	(13)
Tax and Social Security Contributions	253	253	0	253	253	0
Civil Lawsuits	145	145	0	145	145	0
Economic Plans	194	194	0	328	315	(13)
Labor Claims	105	105	0	105	105	0
Other	44	44	0	44	44	0
Total interest Sale of the Banco Português de Investimento	0	0	0	205	186	(19)
Market Value Adjustment – BPI	0	0	0	100	91	(9)
Allowance for loan losses11	229	229	0	229	229	0
Reward Program - Credit Cards12	185	185	0	185	185	0
Other	43	43	0	43	43	0
Recurring Net Income - Attributable to Controlling Stockholders	3,502	3,280	(222)	14,043	13,393	(650)

9 The difference between BRGAAP and IFRS results from the fact that, in IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to 15%. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.

10 This amount is mainly composed of the result from the sale of Itaú Unibanco interest in Serasa to Experian, as announced to the market on October 23, 2012.

11 The criteria were improved and determined the recognition of these provisions.

12 Reformulation of benefit.

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ITEM 11 - PROJECTIONS

11.1 Projections should identify:

a) The subject matter of the projection

None.

b) The period projected and period for which the projection is valid

None.

c) The assumptions of the projection, indicating those which may be influenced by the Issuer’s management and those which are beyond its control

None.

d) The amounts of the indicators that are the subject matter of the projection

None.

11.2 Should the Issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) State which are being replaced by new projections included in the form and which are being repeated in the form

None.

b) Regarding the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

None.

c) Regarding the projections related to current periods, state whether the projections are still valid on the date when the form is submitted and, when applicable, explain why they were abandoned or replaced

None.

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ITEM 12 - SHAREHOLDERS’ MEETINGS AND MANAGEMENT

12.1 Describe the Issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) The functions of each body and committee

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	Establish the general guidelines

•	Elect and remove from office the Issuer’s officers and establish their duties

•	Appoint Officers to the Board of Officers of the controlled companies it specifies

•	Supervise the performance of the Issuer’s officers in their managerial duties, examine, at any time, the Issuer’s books and records, request information on contracts already entered into or to be entered into, and take any other action necessary

•	Call General Meetings at least 15 days in advance, the number of days being counted from the publication of the first call

•	Issue an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Meeting

•	Decide on estimates of results and budgets for investments and respective action plans

•	Appoint and remove independent auditors, without prejudice to the provisions of Article 7 of the Issuer’s Bylaws

•	Decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet

•	Decide on the payment of interest on capital

•	Decide on the purchase of its own shares on a non-permanent basis

•	Decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, within the limits set out in Article 2, II of CVM Instruction No. 390, of July 8, 2003 and further amendments

•	Decide on the establishment of committees to address specific issues within the scope of the Board of Directors

•	Elect and remove the members of the Audit Committee and Compensation Committee

•	Approve the operational rules that the Audit and Compensation Committees may establish for its own function and take notice of the committee’s activities through its reports

•	Approve direct or indirect investments and divestments in ownership interest at amounts higher than 15% of the book value of the Issuer recorded in the last audited balance sheet

•	Decide on capital increases within the limit of the authorized capital.

On April 19, 2013, our shareholders approved amendments to the bylaws in order reflect our board of directors’ power to authorize the issue of debt securities and other instruments convertible into shares, within the limit of our authorized capital.

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The Board of Directors is made up of natural persons and may have from ten to fourteen members. In the first meeting after the General Meeting in which the Board is elected, its members shall choose among themselves the Chairman and one to three Vice-Chairmen.

a.2 Board of Officers

The operational and executive functions are the responsibility of the Board of Officers, which shall follow the guidelines established by the Board of Directors.

The Board of Officers is the body responsible for the management and representation of the Issuer, and it may have from five to 20 members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines set out by the Board of Directors for filling these positions.

The officers shall work with mandates of one year, their reelection being permitted, and they shall remain in the positions until their substitutes hold office, and those who are already 60 years of age at their election date shall not be eligible for reelection. In a general meeting held on April 19, 2013, our shareholders approved several changes to our bylaws including, among other things, to reflect the increased mandatory retirement age for the position of Chief Executive Officer from 60 to 62 years old.

Two officers, one of whom shall necessarily be the Chief Executive Officer, Executive Vice-President or Executive Officer, shall have power to: (i) represent the Issuer, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including pledging guarantees for third parties' obligations, and (ii) compromise and waive rights, being also capable of encumbering and disposiaemng of fixed asset items and resolving on the establishment, closing and movement of facilities.

a.3 Committees related to the Board of Directors

a.3.1 Strategy Committee

The Strategy Committee has the main duty to discuss, at Board of Directors level, matters that are relevant and of high impact. This Committee has also the following duties: (i) to support the Board of Directors in discussion with the Board of Officers of the Issuer about the strategic guidelines on business themes, (ii) to issue opinions and recommendations on strategic guidelines, thus providing feedback on the discussions and decisions of the Board of Directors, (iii) to revise the investment opportunities presented by the Board of Officers and that have a significant impact on the business, and (iv) to issue opinions and recommendations on the investment opportunities presented, providing feedback on the discussions and decisions of the Board of Directors.

In relation to the budget guidelines of the Issuer, it is incumbent upon the Strategy Committee to: (i) propose budget guidelines to the Board of Directors, (ii) hold in-depth discussions with the Executive Board so that the budget guidelines are set out, (iii) recommend to the Board of Directors, after discussion with the Executive Board, an opinion on the budget for the current year, and (iv) advise and support the Chief Executive Officer regarding the monitoring of the corporate budget strategy.

Providing assistance to the Strategy Committee, the sub-Committee on Economic Scenarios, composed of executives of the Issuer with significant expertise in the subject, shall provide macroeconomic data to the Strategy Committee, in order to support them in devising the strategy, investment and budgets.

The members of the Strategy Committee are elected annually by the Board of Directors, and they may be members of the Board, the Board of Officers of the Issuer and of its controlled companies or professionals with a proven knowledge of the area.

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a.3.2 Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee has as its main function the monitoring of the Issuer’s governance, especially in relation to the Board of Directors.

Accordingly, it is incumbent upon the Appointments and Corporate Governance to: (i) identify, analyze and propose candidates for the Board of Directors to submit to the General Meeting, determining whether the candidate will be considered, if elected, an independent Director, (ii) periodically review the criteria for choosing independent Directors, according to the governance principles and the applicable regulation, recommending to the Board of Directors any changes that may be necessary and reassessing the condition of each Director according to new independence criteria that may be established, (iii) evaluate the operation of the Board of Directors, (iv) discuss and make recommendations on the succession of the Chairman and Directors, (v) discuss and make recommendations on guidelines and processes for selecting and appointing the Chief Executive Officer, (vi) discuss and make recommendations on the succession of the Chief Executive Officer, and (vii) assist in the identification of Directors qualified to fill vacancies in Committees subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, specifically providing an opinion on the independence and financial expertise of appointees to the Audit Committee. The Appointments and Corporate Governance Committee shall also, whenever it deems necessary, propose changes to the composition of the Board of Directors and its subordinated Committees, as well as proposing changes to the structure of its subordinated Committees, including the creation and/or disbanding of Committees.

The Appointments and Governance Committee is also responsible for the process of assessing the performance of the Board of Directors, and it shall: (i) recommend processes for assessing the Board of Directors, Directors, Chairman, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to the assessment of the Board of Directors, Directors, Chairman, Committees and Chief Executive Officer. It is also incumbent upon the Appointments and Corporate Governance Committee to propose the division among the Directors of the aggregate fixed compensation established at General Meetings.

Finally, the Appointments and Corporate Governance Committee shall also, based on criteria previously established by the Board of Directors, analyze and express their views on situations of potential conflicts of interest between the Directors and the Itaú Unibanco Conglomerate companies, particularly: (i) situations arising from external activities of the Directors, such as the participation of members of Boards of Directors or of Officers in the statutory bodies of companies other than those of the Itaú Unibanco Conglomerate, and (ii) transactions between the Directors and the Itaú Unibanco Conglomerate companies.

The Board of Directors shall annually appoint the Directors who will make up the Appointments and Corporate Governance Committee. Despite this fact, the Committee may also invite the executives of the Issuer and experts on human resources and corporate governance to join the Committee.

a.3.3 Personnel Committee

It is incumbent on the Personnel Committee,with respect to the guidelines for the attraction and retention of talent, to: (i) discuss strategies for the domestic and international attraction and mobility of executives; (ii) discuss, monitor and advise the Executive Board on the career of the key talents in the Conglomerate; (iii) monitor the performance of the key executives of the Conglomerate and the results of the trainees program; (iv) remain informed of the employee appraisal system, (v) provide support in the definition of executive monitoring and mentoring guidelines, and (vi) suggest employee compensation policies to the Compensation Committee, including various forms of fixed and variable compensation.

Furthermore, it is incumbent on the Personnel Committee, with respect to the guidelines for recruitment: (i) to advise on the necessary skills and profile for the Conglomerate to reach its medium and long-term aspirations; and (ii) to be informed on the tendencies in employee hiring among companies in the same sector.

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With respect to the guidelines for skills training: (i) discuss the culture, suitability of profile and the needs for training, (ii) be informed of the policy for courses and processes for upgrading skills, and (iii) provide support regarding decisions on continued education programs.

Finally, with respect to the Stock Options Plan including the Partners’ Program: (i) to be responsible for the institutional decisions within the scope of the stock options grants plan sponsored by the Company, and (ii) to approve the grant of Partners’ Stock Options and Simple Stock Options.

The Board of Directors shall annually appoint the members that will make up the Personnel Committee. However, the Committee may also invite the executives of the Issuer and experts on human resources and corporate governance to compose the Committee.

a.3.4 Compensation Committee

It is incumbent on the Committee to promote and administer discussions, within the scope of the Board of Directors, of subjects related to compensation, the Committee being responsible for the following assignments: (i) prepare the compensation policy for the Company’s management proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination, (ii) discuss, examine and supervise the implementation and operation of existing models of compensation for Itaú Unibanco S.A. and for Banco BBA S.A. (including the treasury area), discussing general principles of compensation policy for the employees and recommending corrections and improvements to the Board of Directors, (iii) supervise the implementation and operation of the compensation policy for the Company’s management, (iv) review the Company’s compensation policy for management on an annual basis, recommending corrections or improvements to the Board of Directors, (v) propose to the Board of Directors the aggregate compensation for management to be submitted to the General Stockholders Meeting, (vi) evaluate and propose a compensation package for the Company’s Chief Executive Officer for Board of Directors approval, (vii) evaluate and approve compensation packages, proposed by the Chief Executive Officer, for the Executive Vice Presidents of Itaú Unibanco S.A. and for the Chief Executive Officer and for the Executive Vice Presidents of Banco Itaú BBA S.A., including fixed and variable fees, benefits and long-term incentives, as the case may be, also evaluating the compensation packages of the remaining members of management of the Itaú Unibanco Conglomerate, (viii) evaluate future internal and external scenarios and their possible impacts on the management compensation policy, (ix) examine the management compensation policy of the Company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments, (x) ensure that the compensation policy for management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation of the Company and with the provisions of National Monetary Council Resolution 3.921/2010, and (xi) prepare the “Compensation Committee Report” on an annual basis.

On April 20, 2012, the Extraordinary General Meeting approved the inclusion in the Bylaws of the provisions related to the Compensation Committee under the terms of the CMN Resolution No. 3,921/2010 (“Resolution on Compensation”).

The Board of Directors shall annually appoint the members that will compose the Personnel Committee. However, the Committee may also invite the executives of the Issuer and experts on human resources and corporate governance to compose the Committee.

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a.3.5 Capital and Risk Management Committee

In order to comply with the CMN resolutions and strengthen the internal controls structure, in 2008 the creation of the Capital and Risk Management Committee was approved. It is composed of people annually elected by the Board of Directors from among the members of this Board, of the Board of Officers of the Issuer and controlled companies, and its among professionals with proven knowledge of capital and risk management area.

It is incumbent upon the Capital and Risk Management Committee to (i) revise policies and assist in the formulation of the general philosophy of the Itaú Unibanco Conglomerate regarding risk, (ii) propose and discuss procedures and systems to measure and manage risk, (iii) recommend risk limits and controls (at high level), (iv) stay abreast of best practices in relation to significant areas of financial risk exposure, (v) be informed by the Executive Board on themes relevant to risk exposure, (vi) receive and analyze reports from the Executive Board as to the Issuer’s risk monitoring, control and limits, (vii) monitor the performance of the Itaú Unibanco Conglomerate in relation to risk exposure, including the risk monitoring of large accounts, (viii) discuss and revise exposure limits for credit, market and operational risk, (ix) discuss the fiduciary and asset management activities and policies, (x) revise the liquidity and financing positions of the Itaú Unibanco Conglomerate companies, (xi) discuss and monitor the capital allocation and structure (economic, regulatory and rating), (xii) recommend capital allocation limits taking into consideration the risk-return ratio and ensuring adherence to regulatory requirements, and (xiii) revise the capital performance and allocation based on risk levels.

The Board of Directors shall annually appoint the Directors that will make up the Capital and Risk Management Committee. The Capital and Risk Management Committee may also invite the executives of the Issuer and capital and risk management experts to join the Committee.

a.3.6 Audit Committee

The Audit Committee, a statutory body established by the General Meeting in April 2004, is the only one among the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the SUSEP that is part of the Itaú Unibanco Conglomerate and reports to the Board of Directors. The Audit Committee fully complies with the provisions of CMN Resolution No. 3,198/2004, CNSP Resolution No. 118/2004, the Sarbanes-Oxley Act and the NYSE rules, taking into consideration that, in relation to the last two, it meets all of the provisions applicable to foreign private issuers.

According to its Internal Rules, approved by the Board of Directors, it is incumbent upon the Audit Committee to oversee the following: (i) internal control and risk management processes, (ii) internal audit activities, and (iii) the activities of independent audit firms in relation to the Itaú Unibanco Conglomerate.

The Committee is also responsible for looking after: (i) the quality and integrity of financial statements, (ii) compliance with legal requirements and regulations, (iii) the activities, independence and quality of the work of independent audit firms, (iv) the activities, independence and quality of the work of the Internal Audit function, and (v) the quality and effectiveness of internal control and risk management systems.

The Audit Committee is composed of three to seven members, annually elected by the Board of Directors among its members and professionals of confirmed proven knowledge of the accounting and audit area, taking into consideration that: (i) the president, who shall be appointed by the Board of Directors, must be a member of the Board of Directors, and (ii) at least one of the members of this Committee shall be a designated Financial Expert. The election of the members of the Audit Committee usually takes place in the meeting of the Board of Directors, in which the members of the Board of Officers of the Issuer are elected. In the election, the independence criteria established in the Internal Charter of the Audit Committee and the applicable regulations are taken into consideration.

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In addition, the Committee shall, separately or together with the respective independent audit firms of the Itaú Unibanco Conglomerate, formally communicate to the Central Bank of Brazil and the SUSEP any possible evidence of: (i) non-compliance with legal rules and regulations, which poses a risk to the continuity of the Itaú Unibanco Conglomerate companies, (ii) fraud of any degree committed by the management of any of the Itaú Unibanco Conglomerate companies, (iii) serious fraud carried out by employees of any of the Itaú Unibanco Conglomerate companies or third parties, and (iv) errors that result in material inaccuracies in the financial statements of any of the Itaú Unibanco Conglomerate companies.

The Audit Committee is responsible for preparing, for the six-month periods ended June 30 and December 31, the "Audit Committee Report", which provides the information required by the regulations in effect. The Audit Committee Report of December 31, in addition to the mandatory information, is focused on aspects related to the following: (i) formal assessment of the work carried out by the internal and external auditors during the year, (ii) the Committee’s self assessment, and (iii) the training of the Committee’s members. Together with the six-month and annual financial statements of the Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is released containing the most significant information. Finally, the Audit Committee Report is made available to the Central Bank of Brazil, the SUSEP and the Board of Directors for at least five years from its completion.

a.3.7 Related Parties Committee

On March 28, 2013, the Related Parties Committee was formed, composed of three members elected on an annual basis by the Board of Directors, and two members of the Board of Directors are considered independent and one is a member of the issuer’s Audit Committee. The purpose of the Committee is to analyze the transactions between related parties in certain circumstances and in compliance with our Related Party Transactions Policy to ensure their treatment at arm’s length and transparency and our alignment with best practices in corporate governance.

It shall be particularly incumbent upon said Committee, in situations in which transactions with related parties reach, in one agreement or in successive agreements for the same purpose, within one year, an amount equal to or higher than zero point one per cent of the stockholders’ equity of the issuer: (i) analyzing the transaction in advance and send its conclusion to the Board of Directors, which will expressly state its approval or not; (ii) analyzing whether the transactions are in arm’s length conditions, pursuant to the terms and conditions set forth in the respective Related Party Transactions Policy, and in compliance with the other practices adopted by the issuer’s Management, such as the guidelines of its Code of Ethics; (iii) checking and pointing out, in the respective analysis, the advantages of the transaction for the issuer, and also if it is compliance with the Related Party Transactions Policy and if it would improperly benefit any of the parties; (iv) making available for resolution of the Board of the Directors, seven days prior to the date of the meeting of the Board which will discuss the matter, the previous analysis and documents related to the transaction; (v) monitoring the compliance with the Related Party Transactions Policy, proposing its review to the Board of Directors, whenever necessary; and (vi) hiring external consultants for support, if deemed applicable, caring for the integrity and confidentiality of the work, without exempting the Committee from its responsibilities.

a.4. Fiscal Council

The Fiscal Council is a body independent of management, composed of three to five members elected at the General Meeting to supervise the activities of management and independent auditors. Its composition, operation, duties and responsibilities are established in its Internal Rules. Its responsibilities include expressing a technical opinion on quarterly and annual reports, submitted for the approval of shareholders (which shall be made available to shareholders at least one month prior to the date set for the Annual General Meeting). The owners of preferred shares are entitled to elect an effective member and respective alternate member to this Council. An equal right is given to shareholders of minority interest shareholders who represent, on aggregate, 10% or more of voting shares.

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According to the Bylaws of the Issuer, the Fiscal Council operates on a non-permanent basis, and its establishment, pursuant to the Brazilian Corporate Law, depends on a resolution of the General Meeting. The Fiscal Council has been operating without interruption since 2000. The members appointed by the controlling shareholders of Itaú Unibanco are independent professionals, with wide experience in financial markets.

b) The date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/19/2013 (the Fiscal Council has been established annually, without interruption, since 04/24/2000)

•	Audit Committee: 04/28/2004

•	Strategy Committee: 06/24/2009

•	Risk and Capital Management Committee: 06/24/2009

•	Appointments and Corporate Governance Committee: 06/24/2009

•	Personnel Committee: 06/24/2009.

•	Compensation Committee: 03/28/2013.

c) Mechanisms for assessing the performance of each body or committee

As mentioned in item 12.1 a.3.2, the Appointments and Governance Committee is responsible for assessing the performance of the Board of Directors, and it should: (i) recommend the assessment process for the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

d) With respect to the members of the Board of Officers, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

Executive Vice-Presidents and Executive Officers are responsible for the administration of the banking operations.

Officers are responsible for managing the areas or specific portfolios of the Issuer to which they were appointed by the Board of Officers.

The business of the General Meetings will be chaired by a management member appointed by the General Meeting.

As mentioned in item a.2, two Officers, one of them being necessarily the Chief Executive Officer, Executive Vice-President or Executive Officer, will have powers to represent the Issuer.

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The composition of our Board of Officers, as well as the individual duties of each Officer, is as follows:

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and responsible for overseeing the activities of the Board of Officers.

Executive Vice-Presidents

Alfredo Egydio Setubal is in charge of wealth management and private banking services. In addition, he is responsible for operations with securities (CVM Regulatory Instruction No. 505) and he is our Investor Relations Officer, his main responsibility being communication with the market and increasing the transparency of financial and strategic information.

Candido Botelho Bracher is in charge of the corporate treasury area, as well as of the wholesale and investment banking areas. These activities are performed in our conglomerate by Itaú BBA – a bank that has Mr. Bracher as its Executive President. At the Central Bank of Brazil, Mr. Bracher is responsible for the lease, commercial, loan, financing and investment, real estate loans and investment portfolios (pursuant to CMN Resolution No. 2,212), for matters related to the Brazilian Payment and Settlement System (Sistema de Pagamentos Brasileiro – “SPB”) (pursuant to BACEN Circular No. 3,281) and to the Rural Loans Area (CMN Resolution No. 3,556), foreign exchange (CMN Resolution No. 3,568) and swap (CMN Resolution No. 3,505) operations, as well as deposit accounts (CMN Resolution No. 2,078), resale agreements (CMN Resolution No. 3,339), loan and swap operations (CMN Resolution No. 3,197), recording of collateral for vehicles and real estate (CMN Resolution No. 4,088), securities purchased under agreements to resell (CMN Resolution No. 3,339) and client registration (CMN Resolution No. 3,347).

Executive Directors

Caio Ibrahim David works in the finance division.

Claudia Politanski is in charge of the legal executive board.

Eduardo Mazzilli de Vassimon is responsible, before the Central Bank, for the management of the operational risk (CMN Resolution No. 3.380), credit risk (CMN Resolution No. 3.721) and market risk (CMN Resolution No. 3.464). Additionally, he is responsible for anti-money laundering actions (Law No. 613, BACEN Circular No. 3.461 and CVM Instruction No. 301), internal controls and procedures related to the trading of securities (CVM Instruction No. 505) and for supplying the information set forth in legal and regulatory standards (BACEN Circular No. 3.504).

Ricardo Baldin is in charge of the internal audit division.

Directors

Alexsandro Broedel Lopes is responsible for the accounting division. Before the Central Bank, he is in charge of the supply of information related to credit operations to the Credit Information System (BACEN Circular No. 3.567), for the updating of data in the Information System on Entities of Interest to the Central Bank (BACEN Circular No. 3.165) and for the accounting area (CMN Resolution No. 3.198).

Ana Tereza de Lima e Silva Prandini is our professional responsible for risk management, according to CMN Resolution No. 3,490.

Eduardo Hiroyuki Miyaki and Emerson Macedo Bortoloto are in charge of internal audit activities.

Robert George Stribling is responsible before the Central Bank of Brazil for the control of liquidity risk under CMN Resolution No. 2,804.

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for risk management (CMN Resolution No. 3.490), capital management (CMN Resolution No. 3.988) and calculation of regulatory limits and minimum standards (BACEN Circular No. 3.398).

Rogério Paulo Calderón Peres is in charge of the controllership.

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e) Mechanisms for evaluating the performance of the members of the Board of Directors, Committees and Board of Officers

As mentioned in item 12.c and Section 13 hereof, the Appointments and Governance Committee is responsible for assessing the performance of the Board of Directors, and it should: (i) recommend the assessment process for the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) to provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

It should be noted that the Officers are also subject to thorough and broad assessment, in which the following performance indicators are considered: financial, procedural, client satisfaction, people management and cross targets with other areas of the Issuer.

12.2 Describe the rules, policies and practices related to General Meetings, indicating:

a) Call notice terms

According to the Article 124, item II of the Brazilian Corporate Law, the term for the first call is 15 days before the date of the meeting and eight days for the second call.

b) Duties

According to the Issuer’s Bylaws, it is incumbent upon the General Meeting to:

•	Amend the bylaws

•	Appoint, elect and dismiss members of our Board of Directors at any time

•	Appoint the members of the Fiscal Council

•	Receive the yearly accounts prepared by management and accept or reject management’s financial statements, including the appropriation of net income and the distributable amount for payment of the mandatory dividend and allocations to the various reserve accounts

•	Accept or reject the valuation of assets contributed by a shareholder in consideration for the issue of capital stock

•	Pass resolutions to reorganize our legal form, merge, consolidate or split, dissolve and liquidate, appoint and dismiss our liquidators and examine our accounts

•	Decide with respect to the financial statements and the distribution and allocation of profits

•	Make decisions regarding the management report and the Board of Officers’ accounts

•	Establish the aggregate and annual compensation of the members of the Board of Directors and Board of Officers, specifying the amounts applicable to each of these bodies

•	Decide on retained profits or the setting up of reserves

•	Decide on stock option plans issued by the company or by its controlled companies.

c) Addresses (street or electronic) where the documents related to the General Meeting will be available to shareholders for analysis

The documents to be analyzed at the General Meetings are available at the Issuer’s headquarters, located at Praça Alfredo de Souza Aranha No. 100, São Paulo, as well as on its Investor Relations website (www.itau-unibanco.com.br/ri). Shareholders may also request copies of these documents through the following e-mail: relacoes.investidores@itau-unibanco.com.br, or consult these documents on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and BM&FBOVESPA (www.bovespa.com.br).

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d) Identification and management of conflicts of interest

According to paragraphs 1, 2 and 4 of Article 115 of Brazilian Corporate Law, shareholders cannot vote in meetings that are intended to resolve on appraisal reports on assets contributed to capital, approve their accounts as management members or any other resolution that could benefit them, under penalty of: (i) the resolution being cancelled, (ii) taking responsibility for damages inflicted, and (iii) being required to transfer to the Issuer any advantages obtained.

e) Request of proxies by management for the exercise of voting rights

The availability of proxies was enabled by the Issuer according to Attachment 23 to CVM Instruction No. 481/09, and its only purpose is to offer an additional mechanism to facilitate the attendance of shareholders at meetings.

The proxy request was fully funded by the Issuer, which circulated the model based on Attachment II-B to Further Information on Annual and Extraordinary General Meetings made available to the shareholders at the Issuer’s headquarters, located at Praça Alfredo de Souza Aranha No. 100, São Paulo, SP, as well as on its Investor Relations website (www.itau-unibanco.com.br/ri). Shareholders may also request copies of these documents through the following e-mail: relacoes.investidores@itau-unibanco.com.br, or consult these documents through the Periodic Information System (“IPE”) on the website of the Brazilian Securities and Exchange Commission (www.cvm.com.br)

f) Formalities necessary for accepting proxy instruments granted by shareholders, indicating whether the Issuer accepts proxies granted by shareholders by electronic means

The shareholders can be represented at General Meetings by a proxy, under the provisions of Article 126 of the Brazilian Corporate Law, provided that the proxy attends them carrying her/his identification card, and the following documents confirming the validity of the proxy (or, for documents prepared abroad, the respective legalized and notarized translation):

a) Companies – bylaws of the company the member represents, evidence of the election of management members and corresponding notarized proxy.

b) Individuals – the corresponding proxy with a notarized signature.

At the General Meeting, the shareholder or proxy is required to show an identification document.

In order to facilitate the works, the Issuer suggests that the shareholders represented by proxies send by mail or messenger to:

Centro Empresarial Itaú Unibanco – Superintendência de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, City of São Paulo, State of São Paulo, Brazil - CEP 04344-902

or e-mail to relacoes.investidores@itau-unibanco.com.br.

Currently, the Issuer also has a system for accepting proxy votes by electronic means.

g) Maintenance of forums and pages on the internet designed for receiving and sharing comments of shareholders on the meetings’ agendas

The Issuer does not maintain forums and pages on the internet designed for receiving and sharing comments of shareholders on the meetings’ agendas.

h) Live broadcast of the meetings via video or audio

The Issuer does not have a system for live broadcasting of video and/or audio of shareholders’ meetings.

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i) Mechanisms designed to allow for the inclusion of proposals made by shareholders in the agenda

The Issuer holds public meetings so that investors, analysts and shareholders can interact with the senior management and discuss strategies for making investment decisions. In these meetings shareholders have the opportunity to give their opinions, criticize and make suggestions to management, including themes that they would like to be discussed at General Meetings.

Shareholders can also contact the Issuer to formulate proposals to management through the following e-mail: relacoes.investidores@itau-unibanco.com.br.

12.3. In a table, please state the dates and newspapers of the publication of:

Fiscal Year	Publication	Newspaper - State	Dates
12/31/2012	Financial statements	Diário Oficial do Estado – State of São Paulo	02/26/2013

		Valor Econômico – State of São Paulo	02/26/2013

	Call for the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	04/04/2013 04/05/2013 04/06/2013

		Valor Econômico – State of São Paulo	04/04/2013 04/05/2013 04/08/2013

12/31/2011	Financial statements	Diário Oficial do Estado – State of São Paulo	02/29/2012

		Valor Econômico – State of São Paulo	02/29/2012

	Call for the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	04/05/2012 04/06/2012 04/10/2012

		Valor Econômico – State of São Paulo	04/05/2012 04/09/2012 04/10/2012

	Minutes of the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	06/29/2012

		Valor Econômico – State of São Paulo	06/29/2012

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12/31/2010	Financial statements	Diário Oficial do Estado – State of São Paulo	03/03/2011

		Valor Econômico – State of São Paulo	03/03/2011

	Call for the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	04/05/2011 04/06/2011 04/07/2011

		Valor Econômico – State of São Paulo	04/04/2011 04/05/2011 04/06/2011

	Minutes of the Shareholders General Meeting that analyzed the financial statements	Diário Oficial do Estado – State of São Paulo	08/17/2011
		Valor Econômico – State of São Paulo	08/17/2011

12.4. Describe the rules, policies and practices related to the Board of Directors, indicating:

a) Frequency of meetings

The Board of Directors will meet ordinarily eight times annually and, extraordinarily, whenever corporate interests require it. In 2012, the Board of Directors met 13 times.

b) If applicable, the provisions in the shareholders’ agreement that place restrictions or conditions on the exercise of the voting rights of directors

The shareholders’ agreement provisions state that the members appointed as established therein shall always vote jointly on certain matters.

c) Rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with those of the Issuer. Each member must communicate to the Board of Directors any conflict of interest as soon as an item is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion of the relevant item. In the first meeting following the act of her/his election, the elected Director must inform the Board members of the following: (a) the main activities carried out outside the Issuer, (b) participation in the Boards of other companies, and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information shall be provided annually and whenever a new event that requires the updating of this information occurs. The Directors can only participate in up to four Boards of Directors of companies that are not owned by a single economic group. The exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be breached with the approval of the Appointments and Corporate Governance Committee. If the Director or company controlled or managed by her/him makes a transaction with companies of the Itaú Unibanco Conglomerate, the following rules shall be followed: (a) the transaction shall be made under market conditions, (b) if it does not refer to usual transaction or service provision, there shall be reports issued by reputable companies confirming that the transaction was made under market conditions, (c) the transaction shall be communicated to the Appointments and Corporate Governance, and (d) the transaction shall be conducted through the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate.

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12.5 If applicable, describe the commitment clause contained in the Bylaws for settling conflicts between shareholders and between shareholders and the Issuer by means of arbitration

None.

12.6 With respect to each member of the issuer’s board of directors, whose reelection will be proposed by the controlling shareholder, information is as follows:

MEMBERS OF THE BOARD OF DIRECTORS

Name	Pedro Moreira Salles

Age	53

Profession	Banker

Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer

Chairman of the Board of Directors (non-executive director)

President of the Strategy Committee

President of the Appointments and Corporate Governance Committee

President of the Personnel Committee

President of the Compensation Committee

Appointed by the parent company	Yes

Name	Alfredo Egydio Arruda Villela Filho

Age	43

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer

Vice Chairman of the Board of Directors (non-executive director)

Member of the Disclosure and Trading Committee

Member of the Appointments and Corporate Governance

Committee

Member of the Compensation Committee

Appointed by the parent company	Yes

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Name	Roberto Egydio Setubal

Age	58

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013 04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice Chairman of the Board of Directors (executive director) and C.E.O. Member of the Strategy Committee Member of the Capital and Risk Management Committee Member of the Personnel Committee

Appointed by the parent company	Yes

Name	Alfredo Egydio Setubal

Age	54

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013 04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer

Member of the Board of Directors (executive director) and Executive Vice-President

Member of the Disclosure and Trading Committee

Member of the Appointments and Corporate Governance

Committee

Investor Relations Officer

Appointed by the parent company	Yes

Name	Candido Botelho Bracher

Age	54

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013 04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (executive director) and Executive Vice-President Member of the Capital and Risk Management Committee Member of the Personnel Committee

Appointed by the parent company	Yes

194

Name	Demosthenes Madureira de Pinho Neto

Age	53

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	847.078.877-91

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (non-executive director) Member of the Capital and Risk Management Committee Member of the Appointments and Corporate Governance Committee

Appointed by the parent company	Yes

Name	Gustavo Jorge Laboissière Loyola

Age	60

Profession	PhD in Economics

Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (independent director) Member of the Capital and Risk Management Committee Member of Transactions with Related Parties President of the Audit Committee

Appointed by the parent company	Yes

Name	Henri Penchas

Age	67

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (non-executive director) Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee

Appointed by the parent company	Yes

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Name	Israel Vainboim

Age	68

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (independent director) Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee

Appointed by the parent company	Yes

Name	Nildemar Secches

Age	65

Profession	Mechanical Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (independent director) Member of the Strategy Committee Member of Transactions with Related Parties

Appointed by the parent company	Yes

Name	Pedro Luiz Bodin de Moraes

Age	56

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (independent director) President of the Capital and Risk Management Committee Member of the Compensation Committee Member of Transactions with Related Parties

Appointed by the parent company	Yes

196

Name	Ricardo Villela Marino

Age	39

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90

Position for which he is being appointed	Member of the Board of Directors

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (executive director) Member of the Strategy Committee Member of the Personnel Committee

Appointed by the parent company	Yes

MEMBERS OF THE FISCAL COUNCIL

Name	Alberto Sozin Furuguem

Age	70

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15

Position for which he is being appointed	Effective member of the Fiscal Council

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Effective member of the Fiscal Council

Appointed by the parent company	No

Name	Iran Siqueira Lima

Age	68

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68

Position for which he is being appointed	Effective member of the Fiscal Council

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Effective member of the Fiscal Council

Appointed by the parent company	Yes

197

Name	João Costa

Age	62

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68

Position for which he is being appointed	Alternate Member of the Fiscal Council

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Alternate Member of the Fiscal Council

Appointed by the parent company	Yes

Name	José Caruso Cruz Henriques

Age	65

Profession	Lawyer

Individual Taxpayer’s Registry (CPF) number or passport number	372.202.688-15

Position for which he is being appointed	Alternate Member of the Fiscal Council

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Alternate Member of the Fiscal Council

Appointed by the parent company	Yes

Name	Luiz Alberto de Castro Falleiros

Age	56

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	024.351.769-80

Position for which he is being appointed	Effective member of the Fiscal Council

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Effective member of the Fiscal Council

Appointed by the parent company	No (nominated by the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI/member to be elected by holders of preferred shares)

198

Name	Ernesto Rubens Gelbcke

Age	69

Profession	Accountant

Individual Taxpayer’s Registry (CPF) number or passport number	062.825.718-04

Position for which he is being appointed	Alternate Member of the Fiscal Council

Date of General Meeting that will resolve on the election of the appointed person	04/19/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Alternate Member of the Fiscal Council

Appointed by the parent company	No (nominated by the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI/member to be elected by holders of preferred shares)

MEMBERS OF THE BOARD OF OFFICERS

Name	Caio Ibrahim David

Age	45

Profession	Engineer

Individual Taxpayer Registry (CPF) number or passport number	101.398.578-85

Position appointed to	Executive Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee

Appointed by the parent company	No

Name	Claudia Politanski

Age	42

Profession	Lawyer

Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32

Position appointed to	Executive Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee

Appointed by the parent company	No

199

Name	Eduardo Mazzilli de Vassimon

Age	55

Profession	Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	033.540.748-09

Position appointed to	Executive Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

Name	Ricardo Baldin

Age	58

Profession	Accountant

Individual Taxpayer’s Registry (CPF) number or passport number	163.678.040-72

Position appointed to	Executive Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

Name	Alexsandro Broedel Lopes

Age	39

Profession	Accountant

Individual Taxpayer’s Registry (CPF) number or passport number	031.212717-09

Position appointed to	Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

200

Name	Ana Tereza de Lima e Silva Prandini

Age	35

Profession	Civil Engineering

Individual Taxpayer’s Registry (CPF) number or passport number	156.664.658-80

Position appointed to	Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

Name	Eduardo Horoyuki Miyaki

Age	40

Profession	Civil Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	159.822.728-92

Position appointed to	Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

Name	Emerson Macedo Bortoloto

Age	35

Profession	Processing Technologist

Individual Taxpayer’s Registry (CPF) number or passport number	183.130.758-60

Position appointed to	Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

201

Name	Robert George Stribling

Age	60

Profession	Bachelor’s degree in sciences, human relations and organizational behavior

Individual Taxpayer’s Registry (CPF) number or passport number	235.675.228-50

Position appointed to	Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

Name	Rodrigo Luís Rosa Couto

Age	37

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	882.947.650-15

Position appointed to	Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	None

Appointed by the parent company	No

Name	Rogério Paulo Calderón Peres

Age	51

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	035.248.608-26

Position appointed to	Officer

Date of General Meeting that will resolve on the election of the appointed person	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee

Appointed by the parent company	No

202

12.7. Composition of the statutory committees, as well as of the audit, risk, financial and compensation committees

AUDIT COMMITTEE

Name	Gustavo Jorge Laboissière Loyola

Age	60

Profession	PhD in Economy

Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53

Elected position held	President of the Audit Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors Member of Transactions with Related Parties

Elected by the parent company	-o-

Name	Eduardo Augusto de Almeida Guimarães

Age	67

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	091.663.357.87

Elected position held	Member of the Audit Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

Name	Guy Almeida Andrade

Age	58

Profession	Business administrator

Individual Taxpayer’s Registry (CPF) number or passport number	771.729.228-91

Elected position held	Member of the Audit Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

203

Name	Alkimar Ribeiro Moura

Age	71

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	031.077.288-53

Elected position held	Member of the Audit Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

Name	Luiz Alberto Fiore

Age	61

Profession	Business administrator and Bachelor's degree in accounting science

Individual Taxpayer’s Registry (CPF) number or passport number	521.132.568-00

Elected position held	Member of the Audit Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

Name	Geraldo Travaglia Filho

Age	62

Profession	Business administrator

Individual Taxpayer’s Registry (CPF) number or passport number	573.620.338-34

Elected position held	Member of the Audit Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

204

CAPITAL AND RISK MANAGEMENT COMMITTEE

Name	Roberto Egydio Setubal

Age	58

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee Vice-Chairman of the Board of Directors Chief Executive Officer

Elected by the parent company	-o-

Name	Candido Botelho Bracher

Age	54

Profession	Business administrator

Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Personnel Committee Executive Vice-President Member of the Board of Directors

Elected by the parent company	-o-

Name	Gustavo Jorge Laboissière Loyola

Age	60

Profession	PhD in Economy

Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Audit Committee Member of Transactions with Related Parties

Elected by the parent company	-o-

205

Name	Pedro Luiz Bodin de Moraes

Age	56

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87

Elected position held	President of the Capital and Risk Management Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors (independent director) Member of the Compensation Committee Member of Transactions with Related Parties

Elected by the parent company	-o-

Name	Demosthenes Madureira de Pinho Neto

Age	53

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	847.078.877-91

Elected position held	Member of the Capital and Risk Management Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

PERSONNEL COMMITTEE

Name	Pedro Moreira Salles

Age	53

Profession	Banker

Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Personnel Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer

Chairman of the Board of Directors (non-executive director)

President of the Strategy Committee

President of the Appointments and Corporate Governance Committee

President of the Personnel Committee

President of the Compensation Committee

Elected by the parent company	-o-

206

Name	Roberto Egydio Setubal

Age	58

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52

Elected position held	Member of the Personnel Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Vice-Chairman of the Board of Directors Chief Executive Officer

Elected by the parent company	-o-

Name	Candido Botelho Bracher

Age	54

Profession	Business administrator

Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38

Elected position held	Member of the Personnel Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors Executive Vice-President

Elected by the parent company	-o-

Name	Ricardo Villela Marino

Age	39

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90

Elected position held	Member of the Personnel Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee

Elected by the parent company	-o-

207

Name	Nildemar Secches

Age	65

Profession	Mechanic Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34

Elected position held	Member of the Personnel Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of Transactions with Related Parties Committee

Elected by the parent company	-o-

STRATEGY COMMITTEE

Name	Pedro Moreira Salles

Age	53

Profession	Banker

Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Strategy Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Chairman of the Board of Directors President of the Appointments and Corporate Governance Committee President of the Personnel Committee President of the Compensation Committee

Elected by the parent company	Yes

Name	Henri Penchas

Age	67

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20

Elected position held	Member of the Strategy Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of Compensation Committee

Elected by the parent company	-o-

208

Name	Israel Vainboim

Age	68

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87

Elected position held	Member of the Strategy Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee

Elected by the parent company	-o-

Name	Ricardo Villela Marino

Age	39

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90

Elected position held	Member of the Strategy Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee

Elected by the parent company	-o-

Name	Roberto Egydio Setubal

Age	58

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52

Elected position held	Member of the Strategy Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Chief Executive Officer Member of the Capital and Risk Management Committee Member of the Personnel Committee

Elected by the parent company	-o-

209

Name	Nildemar Secches

Age	65

Profession	Mechanic Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34

Elected position held	Member of the Strategy Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee Member of Transactions with Related Parties Committee

Elected by the parent company	-o-

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Pedro Moreira Salles

Age	53

Profession	Banker

Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Appointments and Corporate Governance Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	President of the Strategy Committee President of the Personnel Committee Chairman of the Board of Directors President of the Compensation Committee

Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho

Age	43

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Compensation Committee

Elected by the parent company	-o-

210

Name	Alfredo Egydio Setubal

Age	54

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Disclosure and Trading Committee Investor Relations Officer

Elected by the parent company	-o-

Name	Henri Penchas

Age	67

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Compensation Committee

Elected by the parent company	-o-

Name	Israel Vainboim

Age	68

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Compensation Committee

Elected by the parent company	-o-

211

Name	Demosthenes Madureira de Pinho Neto

Age	53

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	847.078.877-91

Elected position held	Member of the Appointments and Corporate Governance Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Capital and Risk Management Committee

Elected by the parent company	-o-

COMPENSANTION COMMITTEE

Name	Alfredo Egydio Arruda Villela Filho

Age	43

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88

Elected position held	Member of the Compensation Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

Name	Henri Penchas

Age	67

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20

Elected position held	Member of the Compensation Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

212

Name	Israel Vainboim

Age	68

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87

Elected position held	Member of the Compensation Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes

Age	56

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87

Elected position held	Member of the Compensation Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Capital and Risk Management Committee Member of Transactions with Related Parties Committee

Elected by the parent company	-o-

Name	Pedro Moreira Salles

Age	53

Profession	Banker

Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72

Elected position held	President of the Compensation Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	President of the Strategy Committee President of the Personnel Committee Chairman of the Board of Directors President of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

213

Name	José Castro de Araújo Rudge

Age	56

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	033.846.588-09

Elected position held	Member of the Compensation Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

DISCLOSURE AND TRADING COMMITTEE

Name	Alfredo Egydio Setubal

Age	54

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Appointments and Corporate Governance Committee Investor Relations Officer

Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho

Age	43

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Compensation Committee Member of the Appointments and Corporate Governance Committee

Elected by the parent company	-o-

214

Name	Caio Ibrahim David

Age	45

Profession	Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	101.398.578-85

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Executive Director

Elected by the parent company	-o-

Name	Claudia Politanski

Age	42

Profession	Lawyer

Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Executive Director

Elected by the parent company	-o-

Name	Fernando Marsella Chacon Ruiz

Age	47

Profession	Mathematician

Individual Taxpayer’s Registry (CPF) number or passport number	030.086.348-93

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Executive Director

Elected by the parent company	-o-

215

Name	Rogério Paulo Calderón Peres

Age	51

Profession	Business Administrator

Individual Taxpayer’s Registry (CPF) number or passport number	035.248.608-26

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Director

Elected by the parent company	-o-

Name	Leila Cristiane Barboza Braga de Melo

Age	42

Profession	Lawyer

Individual Taxpayer’s Registry (CPF) number or passport number	153.451.838-05

Elected position held	Member of the Disclosure and Trading Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	-o-

Elected by the parent company	-o-

TRANSACTIONS WITH RELATED PARTIES COMMITTEE

Name	Nildemar Secches

Age	65

Profession	Mechanical Engineer

Individual Taxpayer’s Registry (CPF) number or passport number	589.461.528-34

Elected position held	President of the Transactions with Related Parties Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee Member of the Strategy Committee

Elected by the parent company	-o-

216

Name	Gustavo Jorge Laboissière Loyola

Age	60

Profession	PhD in Economy

Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53

Elected position held	Member of the Transactions with Related Parties Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	President of the Audit Committee Member of the Capital and Risk Management Committee Member of the Board of Directors

Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes

Age	56

Profession	Economist

Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87

Elected position held	Member of the Transactions with Related Parties Committee

Date of election	04/25/2013

Date of investiture	-

Length of mandate	Annual

Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Compensation Committee Member of the Capital and Risk Management Committee

Elected by the parent company	-o-

12.8. With respect to each member of the Board of Directors, Fiscal Council and Board of Officers, please find:

a) Curriculum vitae, comprising the following information:

I – Main professional experiences in the last five years, showing:

• Company’s name

• Duties and responsibilities inherent in the position

• Main activity of the company in which the experiences was gained, pointing out the companies and organizations which are part of (I) the issuer’s economic group, or (II) partners with direct or indirect interest, equal to or higher than 5% of the same class or type of securities of the issuer

217

Name: PEDRO MOREIRA SALLES

Professional experience:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since January 2009 (non-executive director); Chairman of the Strategy, Appointments and Corporate Governance, Personnel and Compensation Committees since June 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2009 to April 2012.

Main activity of the company: Multiple bank, with portfolio investment

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors from 2004 to November 2008; Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chairman of the Board of Directors from 2008 to April 2012; Member of the Board of Directors since 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Information Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Totvs S.A., and Porto Seguro S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

218

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995 and Vice-Chairman since May 2011; Chief Executive Officer and General Manager since September 2008;Chairman of the Ethics, Disclosure, and Trading Committee since April 2005, President of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003 (non-executive director); Member of the Disclosure and Trading Committee since May 2005; Member of the Appointments and Corporate Governance Committee since June 2009, Member of the Compensation Committee since February 2011, and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since April 2010; Vice-Chairman of the Board of Directors from 2001 to March 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman of the Board of Directors since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, Chairman of the Board of Directors from April 2009 to November 2009; and Vice-Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Member of the Board of Directors since April 1997; Vice-Chairman since January 2010; and Chairman from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Duratex S.A., Elekeiroz S.A., and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

219

Name: ROBERTO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Executive Vice-Chairman since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director), Chief Executive Officer since March 2003, Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy and Personnel Committees since June 2009; Member of the Capital and Risk Management Committee since May 2008; Member of the Appointments and Compensation Committee from May 2005 to April 2009; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer since April 1994; General Manager since August 1990; Member of the Board of Directors from April 1995 to March 2003

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors since February 2003.

Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: C.E.O. from November 2008 to April 2010.

Main activity of the company: Multiple-service bank.

Itauseg Participações S.A.: Chairman of the Board of Directors since July 2005; Chief Executive Officer from March 2005 to July 2008

Main activity of the company: Holding company.

Other: President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2000 and currently President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN); Member of the Board of the International Monetary Conference since 1994 and in 2010 he was elected President of the Institution; Member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; Member of the China Development Forum since 2010.

Academic Background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Itauseg Participações S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

220

Name: ALFREDO EGYDIO SETUBAL

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Vice-Chairman of the Board of Directors since September 2008; Member of the Ethics, Disclosure, and Trading Committee since August 2008, and of the Investment Policies Committee from August 2008 April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2007 (executive director); Executive Vice-President and Investor Relations Officer since March 2003: Chairman of the Disclosure and Trading Committee since April 2005; Member of the Appointments and Corporate Governance Committee since June 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2008.

Main activity of the company: Holding companies of non-financial institutions.

Itaú Unibanco S.A.: Executive Vice-President since March 1996; Investor Relations Officer from 1995 to 2003; Executive Officer from 1993 to 1996; Managing Director from 1988 to 1993

Main activity of the company: Multiple-service bank, with commercial portfolio.

Others: National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: Member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: Member of the Board of Directors from 1999 to 2009; Member Committee the Guidance, Appointments and Ethics since 2009; São Paulo Museum of Modern Art – MAM Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., and Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III- Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

221

Name: CANDIDO BOTELHO BRACHER

Professional experience:

Itaú Unibanco Holding S.A.: Executive Vice-President since May 2005; Member of the Board of Directors since November 2008 (executive director); Member of the Personnel Committee since June 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Chief Executive Officer since April 2005; Executive Vice-President from February 2003 to April 2005, in charge of the Commercial, Capital Markets, and Human Resources Policies areas.

Main activity of the company: Multiple bank, with investment portfolio

BM&F Bovespa S.A.: Member of the Board of Directors since April 2009.

Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Academic Background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., and BM&F Bovespa S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

222

Name: DEMOSTHENES MADUREIRA DE PINHO NETO

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (non-executive director).

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director from November 2008 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple bank, with portfolio investment.

Unibanco – União de Bancos Brasileiros: Vice-President from July 2005 to April 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Director from August 2002 to July 2005.

ANBID: Vice-President from 2000 to 2003.

Dresdner Asset Management: Chief Executive Officer from November 1999 to 2002.

Banco Central do Brasil: Director of International Affairs from 1997 to March 1999.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

Academic Background: Bachelor and Master´s degree in Economics from PUC-RJ and PhD in Economics from University of California, Berkeley.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

223

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2006 (independent director); President of the Audit Committee since September 2008; Member of the Audit Committee from May 2007 to September 2008; Member of the Capital and Risk Management Committee since May 2008; President of the Fiscal Council from March 2003 to April 200; Member of Transactions with Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003

Main activity of the company: Consultancy

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998

Main activity of the company: Consultancy on Economics

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997

Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992

Academic Background: Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getulio Vargas (RJ) in 1983.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

224

Name: EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES

Professional experience

Itaú Unibanco Holding S.A.: Member of the Audit Committee since December 2008;

Main activity of the company: Holding Company.

UNIBANCO – União de Bancos Brasileiros S.A. Member of the Audit Committee from April 2004 to December 2008.

Main activity of the company: Multiple-Service Banking.

IBGE – Fundação Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics)

President from 1990 to 1992.

Ministry of Finance: National Treasury Secretary

From 1996 to 1999.

Banco do Estado de São Paulo S.A. – BANESPA

President from 1999 to 2000.

Main activity of the company: Multiple-Service Banking.

Banco do Brasil S.A.

Chairman from 2001 to 2003.

Member of the Board of Directors from 1996 to 1999 and from 2001 to 2003.

Main activity of the company: Multiple-Service Banking.

Fertibras S.A.

Member of the Board of Directors from 2005 to 2007

Globex – Utilidades Domésticas S.A.

Member of the Audit Committee from 2008 to 2009

He was a member of the Board of Directors of many companies, such as Banco do Brasil S.A., Caixa Econômica Federal, BNDESPAR and Banco Nossa Caixa.

He has performed many academic functions, such as Full Professor of the Institute of Economics of the Universidade Federal of Rio de Janeiro, Professor of the Department of Economics of the Pontifícia Universidade Católica do Rio de Janeiro and Professor of the School of Economics and Business Administration of the Universidade Federal Fluminense.

Academic Background: Bachelor’s degree in Civil Engineering and Economics, Master’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and PhD degree in Economics from the University of London.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., UNIBANCO – União de Bancos Brasileiros S.A., Banco do Estado de São Paulo S.A. – Banespa, Banco do Brasil S.A., Fertibrás S.A. and Globex - Utilidades Domésticas S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

225

Name: ALKIMAR RIBEIRO MOURA

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Audit Committee since May 2010.

Main activity of the company: Holding Company.

Business Administration School of Fundação Getulio Vargas – São Paulo

Economics Professor since August 1969.

Main activity of the company: Education Institution.

BM&F Bovespa S.A.

Market Supervision: independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory Body.

Banco Nossa Caixa S.A.

Member of the Board of Directors from May 2006 to February 2007.

Main activity of the company: Multiple-Service Banking.

Cia. Brasil de Seguros:

Member of the Board of Directors from May 2001 to February 2003.

Main activity of the company: Insurance Company.

Banco Bandeirantes S.A.

Member of the Board of Directors from May 1999 to December 2000.

Main activity of the company: Multiple-Service Banking.

Banco do Brasil S.A.

President of the Investment Bank from April 2001 to January 2003.

Vice-President of Finance and Capital Market from April 2001 to January 2003.

Main activity of the company: Multiple-Service Banking.

Central Bank of Brazil

Standards and Financial System Organization Director from February 1996 to September 1997. Monetary Policy Director from February 1994 to February 1996.

Public Debt and Open Market Transactions Director from January 1987 to January 1988.

Academic Background: Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, in 1963, Master of Arts degree from the University of California, Berkeley, California, in 1966, and Postgraduate degree in Applied Economics from Stanford University, California, in 1978.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BM&F Bovespa S.A., Banco Nossa Caixa S.A. and Banco do Brasil, in the above specified positions.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied – NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

226

Name: GUY ALMEIDA DE ANDRADE

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Audit Committee since December 2008.

Main activity of the company: Holding Company.

UNIBANCO – União de Bancos Brasileiros S.A.

Member of the Audit Committee from April 2004 to December 2008.

Main activity of the company: Multiple-Service Banking.

Magalhães Andrade S/S Auditores Independentes

He started his career in 1974.

He has been a partner of this company since 1982 and still works there.

Main activity of the company: Auditing.

DUNWOODY & CO.

Trainee in auditing for this company, located in Toronto, Canada, in 1984.

Câmara dos Auditores Independentes do Instituto dos Auditores Independentes do Brasil (Chamber of Independent Auditors of the Brazilian Institute of Independent Auditors)

Passed entrance examination in 1983.

IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors)

Chairman of the Board of Directors, with office until December 2014.

Member of the Board of Directors from 2009 to 2011.

Chairman of the National Executive Board from 2002 to 2004.

Associação Interamericana de Contabilidade (Inter-American Accounting Association)

Deputy Director for Brazil from 1999 to 2003.

International Federation of Accountants – IFAC (headquartered in New York)

Member of the Committee of Appointments from 2007 to 2010.

President of the Audit Committee from 2003 to 2006.

Member of the Board of Directors in 2000; he resumed office in 2003 and held it until November 2006.

Academic Background: Bachelor’s degree in Accounting from the School of Economics and Business Administration of the Universidade de São Paulo – FEA/USP and Bachelor’s degree in Business Administration from the Universidade Mackenzie.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

227

Name: LUIZ ALBERTO FIORE

Professional Experience

Itaú Unibanco Holding S.A.

Member of the Audit Committee since February 2012.

Main activity of the company: Holding Company.

Deloitte Touche Tohmatsu

Partner in the areas of External Audit and Corporate Finance between 1973 and 2010.

Main activity of the company: auditing, consultancy, financial advisory, risk management and tax advisory.

Deloitte do Brasil

Member of the Executive Committee and Board of Directors.

Main activity of the company: auditing, consultancy, financial advisory, risk management and tax advisory.

Deloitte Corporate Finance

Member of the International Board – representative for Latin America.

Main activity of the company: auditing, consultancy, financial advisory, risk management and tax advisory.

PricewaterhouseCoopers

Independent Auditor between 1971 and 1973.

Main activity of the company: Auditing.

Universidade São Judas

Consultant since 2010.

Main activity of the company: Education Institution.

Coordination of services in processes of:

• Privatization of the companies BNDES, Empresa Brasileira de Aeronáutica – EMBRAER, Light Serviços de Eletricidade S.A., Rede Ferroviária Federal, Centrais Elétricas do Pará S.A. – CELPA, ESCELSA – Espírito Santo Centrais Elétricas S.A., Cia. Nacional de Álcalis, Lloyd Brasileiro, Computadores Cobra, Telebrás

• Privatization processes carried out by the Central Bank of Brazil (BACEN) for Banco do Estado de Goiás S.A. – BEG, Banco do Estado do Maranhão S.A. – BEM, Banco do Estado do Ceará S.A. – BEC and Banco do Estado de Santa Catarina S.A. – BEA

• Economic and financial evaluation and/or privatization for Banco do Estado de São Paulo S.A. – BANESPA, Banco do Estado da Bahia S.A. – BANEB, Banco do Brasil – Distribuidora de Títulos e Valores Mobiliários and Banco Cidade S.A.;

• Court-supervised reorganizations, acting as trustee for Varig, Agrenco, Selecta, Grupo Infinity, Usinas Albertina, Nilza and Utilfértil.

Academic Background: Bachelor’s degree in Business Administration from the Universidade Católica (ESANPUC) in 1974 and Bachelor’s Degree in Accounting from Universidade Mackenzie in 1976.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

228

Name: HENRI PENCHAS

Professional experience:

Itaúsa - Investimentos Itaú S.A.: Executive Vice-President since April 2009; Executive Director from December 1984 to April 2008; Investor Relations Officer and Member of the Ethics, Disclosure and Trading Committee from 1995 to April 2008 and since April 2009; Member of Investment Polices and Accounting Polices Committees from August 2008 to April de 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since March 2003 (non-executive director) and of the International Advisory Board from March 2003 to April 2009; Senior Vice-President from March 2003 to May 2008. Member of the Compensation Committee since February 2011; Member of the Strategy and of the Appointments and Corporate Governance Committees since June 2009; Member of the Disclosure and Trading Committee from May 2005 to April 2009; and Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from April 1997 to March 2003; Senior Vice-Chairman from April 1997 to April 2008; Executive Vice-Chairman from April 1993 to March 1997, Executive Director from 1988 to 1993 in charge of the Economic Control Area

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since February 2003; Vice-Chairman of the Board of Directors from February 2003 to April 2009.

Main activity of the company: Multiple bank, with investment portfolio.

Duratex S.A.: Chief Executive Officer since August 2009 and General Director from April to August 2009; Member of the Disclosure and Trading Committee since December 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Academic Background: Bachelor´s degree in Mechanical Engineering from Universidade Mackenzie in 1968 and post-graduate degree in

Finance from Fundação Getulio Vargas.

II -Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., and Duratex S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

229

Name: ISRAEL VAINBOIM

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); Member of the Strategy and of the Appointments and Corporate Governance Committees since June 2009

Main activity of the company: Holding company.

Unibanco – União de Bancos Brasileiros S.A.: He joined Unibanco in 1969, elected as Executive Vice President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple service bank, with commercial portfolio

Unibanco Holdings S.A.: Chief Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; member of the Board of Directors from 1988 to 2009

Main activity of the company: Holding company.

Embraer S.A.: Member of the Board of Directors since April 2009.

Cia Iochpe-Maxion: Member of the Board of Directors since January 2008.

Souza Cruz S.A.: Member of the Board of Directors from March 2000 to April 2010.

Usiminas: Chairman of the Board of Directors from April 2010 to March 2012.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ); and master’s degree in Business Administration, MBA, from Stanford University

II -Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Embraer S.A., Cia. Iochpe-Maxion, Souza Cruz S.A. and Usiminas, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction- NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

230

Name: NILDEMAR SECCHES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2012 (independent director); member of the Strategy Committee since April 2012; Member of Transactions with Related Parties Committee since April 2013.

Main activity of the company: Financial and industrial holding company.

WEG S.A.: Vice-Chairman of the Board of Directors since 1998.

Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.

Ultrapar S.A.: Member of the Board of Directors since April 2002.

Main activity of the company: distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: Member of the Board of Directors since May 2008.

BRF – Brasil Foods:Chairman of the Board of Directors since April 2007 with end of the term of office in April 2013.

Main activity of the company: food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: food industry.

Grupo Iochpe-Maxion: Corporate General Director from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Academic background: Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., BRF – Brasil Foods, Weg S.A., Suzano Papel e Celulose, Iochpe-Maxion and Ultrapar S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

231

Name: PEDRO LUIZ BODIN DE MORAES

Professional experience:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since November 2008 (independent director); member of the Capital and Risk Management Committee since June 2009; member of the Remuneration Committee since April 2012.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from April 2003 to August 2009.

Main activity of the company: multiple-service bank, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: multiple-service bank, with commercial portfolio.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

232

Name: RICARDO VILLELA MARINO

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011; member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2008 (executive director); member of the Personnel Committee since June 2009; member of the Capital and Risk Management Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since April 2010; Executive Director from September 2006 to April 2010; Senior Managing Director from April 2005 to August 2006; Managing Director from April 2004 to April 2005.

Main activity of the company: multiple-service bank, with commercial portfolio.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: manufacturing of intermediaries for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing and sale of banking and commercial automation and computer equipment, and technological services.

Other: Federación Latino Americana de Bancos FELABAN: President from 2008 to 2010.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Duratex S.A., Elekeiroz S.A. and Itautec S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

233

Name: ALBERTO SOZIN FURUGUEM

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2006, alternate member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Central Bank of Brazil Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992) and Bookkeeper (1963/1966).

Ministry of Finance: Advisor to the Minister (Mário Henrique Simonsen term of office).

Government of the State of Rio de Janeiro: Director of the Development Bank (1975/1979) and Director of the Central Bank of Brazil (1985).

Academic background: Bachelor’s degree in Economics; post-graduate degree from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

234

Name: IRAN SIQUEIRA LIMA

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003.

Main activity of the company: Holding company.

Central Bank of Brazil: Career employee from 1967 to 1993, where he held many positions, of which the following stand out: Deputy Head of the Capital Markets Inspection Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993).

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil. In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988. In July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás. Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background: Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a post-graduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (USP) (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

235

Name: JOÃO COSTA

Professional experience:

Itaúsa – Investimentos Itaú S.A.: Alternate member of Fiscal Council since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since May 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

FEBRABAN – Brazilian Federation of Bank Associations: Effective member of the Fiscal Council from April 1997 to August 2008.

FENABAN – Brazilian Federation of Banks: Effective member of the Fiscal Council from April 1997 to August 2008.

IBCB – Brazilian Institute of Banking Science: Effective member of the Fiscal Council from April 1997 to August 2008.

State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

236

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from December 1999 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Officer from April to October 2000.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Corhen Serviços Ltda.: ExecutivePresident since 2003.

Academic background: Law degree from Universidade de São Paulo (USP) in 1971 and post-graduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and BFB Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

237

Name: LUIZ ALBERTO DE CASTRO FALLEIROS

Professional experience:

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2012.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Effective member of the Fiscal Council from April 2010 to April 2012.

Main activity of the company: financial and industrial holding.

Universidade Tiradentes: Member of the Board of Directors and Coordinator of the Audit Committee since January 2009.

Perfipar: Consulting advisor since October 2011.

Banco Indusval: Effective member of the Fiscal Council from April 2010 to April 2012.

Total Agroindústria Canavieira: Effective member of the Fiscal Council since August 2011.

AES Tiete; Tupy S.A.; Instituto Energia e Meio Ambiente: Alternate member of Fiscal Council since April 2010.

Other: FASCE Assessoria e Consultoria Empresarial S/C Ltda.; partner since April 2000.

Banco Alfa de Investimento S.A.: General Manager/Commercial Director from May 1998 to February 2000.

SABESP: Superintendent of Market Relations from May 1997 to April 1998.

Banco ABC-Roma S.A.: Deputy Investment and Underwriting Director from September 1991 to June 1996.

Banco Multiplic S.A.: Underwriting and Investment Analysis Manager from May 1986 to September 1991.

Cia. Suzano de Papel e Celulose: Analysis Coordinator from October 1984 to April 1986.

Academic background: Bachelor’s degree in Economics from the Universidade Estadual de Campinas (UNICAMP) in 1978; MBA in Finance from FACAMP in 2004.

II- Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A. and Banco Indusval, in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

238

Nome: ERNESTO RUBENS GELBCKE

Professional experience:

Itaú Unibanco Holding S.A.: Alternate member of Fiscal Council since April 2011.

Main activity of the company: Holding company.

Directa Auditores and Directa PKF: Founding partner (1976) and President, registered with CVM (Brazil) and PCAOB (USA)

Arthur Andersen in Brazil: Auditor from 1965 to 1976;

S.A. Ind. Reunidas F. Matarazzo andNec do Brasil S.A.: Effective member of the Fiscal Council in 1989 and 1988, respectively;

IASB- International Accounting Standards Board: Member of the Steering Committee from January 1990 to December 1996;

CPC – Brazilian Accounting Pronouncements Committee: Effective member from 2006 to 2011;

IBGC – Brazilian Institute of Corporate Governance: Fiscal Council and Board of Directors member certifications in 2010.

Academic background: Bachelor’s degree in Accounting Science from FEA/USP, 1969. Post-graduate program from FEA USP from 1970 and 1974.Specialization in Auditing, Taxes, Costs, Computation, and Systems from Arthur Andersen, from 1965 to 1976.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A. in the position specified above.

Effective member of the Fiscal Council of COPEL – Cia. Paranaense de Energia Elétrica, from 2000 to 2004.

Alternate member of the Fiscal Council of Banco do Brasil S.A. in 2005; of AMBEV – Companhia de Bebidas das Américas in 2007, 2008 and 2009; and of Perdigão S.A., in 2009.

Effective member of the Board of Directors of TELET in 2002 and alternate member of the Board of Directors of AMERICEL S.A., in 2002.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

239

Name: CAIO IBRAHIM DAVID

Professional Experience

Itaú Unibanco Holding S.A. and Itaú Unibanco S.A.: Executive Director since May 2010, responsible for the Financial Area. He joined the group as a trainee in 1987 and worked at the controlling and liquidity and market risk control area.

Main activity of the company: Holding and Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. - Arrendamento Mercantil: Member of the Board of Directors since April 2010

Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer since April 2010

Main activity of the company: Holding.

Redecard S.A.: Vice-Chairman of the Board of Directors from May 2010 to December 2012.

Academic Background: Bachelors’s degree in engineering from Universidade Mackenzie, (1986-1990), postgraduate degree in economics and finance from Universidade de São Paulo, (1992-1993), Master’s degree in controllership from Universidade de São Paulo (1994-1997) and MBA from New York University (1997-1999), with specialization in finance, accounting and international business.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A., Dibens Leasing S.A. – Arrendamento Mercantil, Itauseg Participações S.A. and Redecard S.A. in the above specified positions.

a)	description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

240

Name: CLAUDIA POLITANSKI

Professional experience

Itaú Unibanco Holding S.A.: Executive Officer since November 2008, Member of Disclosure and Trading Committee since June 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.

Executive Director from April 2009 to March 2013, Executive Vice-President since April 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer since March 2007, Director from January 2005 to February 2007, Deputy Director from June 2001 to December 2004.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic Background: Law degree in 1992 from the Universidade de São Paulo and LLM. from the University of Virginia.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A. and Unibanco – União de Bancos Brasileiros S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity – NO

241

Name: EDUARDO MAZZILLI DE VASSIMON

Professional experience:

Itaú Unibanco Holding S.A.: Became an Executive Officer in January 2013.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Executive Vice-President in January 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors since April 2003, Executive Vice-President from April 2003 to December 2008, in charge of the following áreas: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple banking, with investment portfolio.

Investimentos Bemge S.A.: Vice-President of the Board of Directors since February 2013.

Main activity of the company: Holding company of non-financial institutions.

Banco BBA-Creditanstalt S.A.: Deputy Director of Foreign Exchange from 1990 to 1991 and Director of the International Area from 1992 to 2003.

Main activity of the company: Multiple banking, with investment portfolio.

Academic Background: Bachelor’s degree in Economics from USP, in 1980; Business Administrator from Fundação Getúlio Vargas, in 1980; Post graduation from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

II - - Indication of all management positions he holds or has held in publicly-held companies

Itaú Unibanco Holding S.A. e Investimentos Bemge S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

242

Name: RICARDO BALDIN

Professional experience:

Itaú Unibanco Holding S.A.: Executive Officer since April 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Executive Director since April 2009.

Main activity of the company: Multiple bank, with commercial portfolio.

Porto Seguro S.A.: Member of the Audit Committee since October 2011.

Main activity of the company: Holding.

PricewaterhouseCoopers: Auditor, three years as assistant; three years as senior, two years as supervisor, three years as manager acting as partner (“MAP”) and 18 years as partner. As an independent auditor, he was the lead partner in the audits of Unibanco – União de Bancos Brasileiros S.A., Itaú Unibanco Holding S.A. and controlled companies, Banco do Brasil S.A. and Caixa Econômica Federal, among others. He was also the partner responsible for PwC’s financial institutions group in South America, where he coordinated various projects in the region, including the evaluation of the Ecuadorian financial system. Professional Associations: Mr. Baldin was Director of ANEFAC and responsbile for the group of financial institutions of IBRACON for several years.

Academic Background: Bachelor’s degree in accounting science from Universidade do Vale do Rio dos Sinos, São Leopoldo, State of Rio Grande do Sul in 1978 and continued education certificates in management and finance from Fundação Dom Cabral and Fundação Getulio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. and Porto Seguro S.A. in the position specified above:

b) I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

243

Name: ALEXSANDRO BROEDEL LOPES

Professional experience

Itaú Unibanco Holding S.A.: Officer since May 2012, in addition to a management position in other controlled companies of the Itaú Unibanco conglomerate.

Main activity of the company: Holding.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer since June 2012.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching for graduate, Master’s and PhD programs.

Main activity: Education institution.

IFRS Foundation: Member of the Standards Advisory Council and the Education Advisory Group.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: Regulatory agency of the securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

Academic Background: PhD in Accounting and Finance – Manchester Business School – 2008, PhD in Controllership and Accounting – Universidade de São Paulo – 2001, Bachelor’s degree in Accounting – Universidade de São Paulo – 1997. Mr. Lopes was awarded the “Prêmio Unibanco de Desempenho Universitário” (Unibanco Award for University Performance) and the “Prêmio Prof. Ari Toríbio de Melhor Trabalho de Conclusão de Curso” (Prof. Ari Toríbio Award for the Best Course Final Paper), Bachelor's degree in Law – Universidade de São Paulo – completion expected for the 2nd half of 2012.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., Investimentos Bemge S.A., and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

244

Name: ANA TEREZA DE LIMA E SILVA PRANDINI

Professional experience:

Itaú Unibanco Holding S.A.: Officer since April 2012, Superintendent at the Superintendency of Credit Risk – Wholesale from May 2011 to April 2012, Superintendent at the Superintendency of Credit Risk Control – Retail and Companies from October 2009 to May 2011, Manager at the Allowance for Loan Losses Management from August 2009 to October 2009, Manager at the Risk Control Management – Individuals from May 2008 to August 2009

Main activity of the company: Holding

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from April 2012 to April 2013.

Main activity of the company: Lease operations.

Banco Citibank S.A.: Project Manager: Liquidity & Interest Rate Exposure (Banking Book) from April 2007 to April 2008, manager responsible for the valuation of Treasury assets, information for the market risk and liquidity gaps system from January 2006 to March 2007.

Banco Itaú S.A.: Supervisor of Risk Control – Modeling Price Management from July 2005 to December 2005, Senior Analyst responsible for the valuation of Treasury assets from May 2004 to May 2005. Senior auditor from May 2001 to April 2004.

FIGUEIREDO FERRAZ ENGENHARIA DE PROJETOS: Civil Engineer from January 2001 to April 2001 and intern from September 2000 to December 2000.

Academic background: Bachelor´s degree in Civil Engineer from UNICAMP - Campinas (São Paulo) from March 1996 to December 2000, MBA - Financial Market from IBMEC - São Paulo, from March 2002 to December 2003, monitoring in Risk Management and Financial Derivatives Market from IBMEC - São Paulo, from April 2004 to October 2005, scholarship from FAPESP - Fundação de Amparo à Pesquisa do Estado de São Paulo, for two consecutive periods.

II - Indication of all management positions she holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., and Dibens Leasing S.A. – Arrendamento Mercantil, in the positions specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

245

Name: EDUARDO HIROYUKI MIYAKI

Professional experience

Itaú Unibanco Holding S.A.: Officer since April 2011

Main activity of the company: Holding.

Itaú Unibanco S.A.: Officer from April 2010 to August 2011, responsible for internal audit since May 2010.

He joined the conglomerate in 1996 where he worked in many positions in the Audit department, and until May 2009, he coordinated the activities of the Audit Superintendency of Treasury, Capital Markets, and Insurance and Pension.

Main activity of the company: Multiple-service banking, with commercial portfolio

Academic Background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, in Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getulio Vargas, completed in July 1998. On May 2003, he obtained a MBA degree in Finance and International Business from Leonard Stern School of Business – New York University.

II – Indication of all management positions currently or previously held in publicly-held companies:

Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that have occurred during the last 5 years:

I - Any criminal conviction - NO

II – Any condemnation in administrative proceeding before CVM and the penalties imposed - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

246

Name: EMERSON MACEDO BORTOLOTO

Professional experience

Itaú Unibanco Holding S.A.: Officer since September 2011

Main activity of the company: Holding

Itaú Unibanco S.A.: He joined the conglomerate in July 2003, assuming positions in the Internal Audit Department. As Audit Superintendent, he was responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Also at the Itaú Unibanco conglomerate, when he was in coordination and managerial positions, he was responsible for audit examinations in the processes of information technology and retail credit analysis and granting.

Ernst & Young Auditores Independentes: Auditor from May 2001 to June 2003.

Main activity of the company: Consultancy

Banco Bandeirantes: Responsible for IT audit and operational process, from 1992 to 2001.

Academic Background: Bachelor’s degree in Data Processing Technology in December 2000 from Faculdades Integradas Tibiriça and postgraduate degree in Audit and Consultancy in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. MBA in Internal Audit from FIPECAFI completed in 2008 and CISA certification issued by ISACA obtained in 2004.

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

247

Name: ROBERT GEORGE STRIBLING

Professional experience:

Itaú Unibanco Holding S.A.: Officer since July 2012.

Main activity of the company: Holding company.

Suncorp Group Ltd: Risk Corporate Officer from January from January 2010 to June 2012. Corporate Risk Officer (CRO) and Member of the Corporate Executive Council, responsible for the general effectiveness of the Group’s risk management structure.

National Australia Bank (NAB): National Manager - China (Beijing) from October 2007 to September 2008, NAB Risk Officer–Australia from May 2005 to September 2007, responsible for the Risk Management area at NAB–Australia. Member of the Executive Council in Australia.

Anz Banking Group: Operating Officer, Risk Corporate Manager from December 2003 to May 2005, in practice this position corresponded to Deputy CRO, supporting the Corporate CRO (Mr. Mark Lawrence), Head of Market Risk from June 2001 to May 2005, being also responsible for the ANZ Risk Control, covering activities such as trading, balance sheet management and derivative credit modeling/policy and other negotiated products.

Commonwealth Bank Of Australia: CIO/Head of Technology - Institutional Banking from July from 2000 to May 2001, responsible for the general infrastructure, distribution of technology and facilities in the whole CBA Institutional Bank, including outsourcing contracts with EDS, Telecom NZ and other, Head Global,Structured Solutions (Financial Markets), from July 1999 to June 2000, responsible for Finance Engineers and Quantitative Analysts responsible for the sale of derivative structured solutions to clients, Head of Market Risk from July 1998 to June 1999, responsible for all aspects of market riks and credit risk of the dealing room, Graduated Manager – Market Risk Systems and Analysis from April 1997 to June 1998, responsible for the development of an internal solution for the market risk system (C-SPARQ) for the Market Risk team.

Bank America Corporation: Head of Global Risk Management, Group of Global Capital Markets (London) and Head of Research and Analysis, European Division (simultaneous positions) from November 1994 to March 1997, responsible for the global launch of a high-performance risk management system for over 40 dealing rooms of Bank of America, simultaneously with the management of a group of PhDs in quantitative sciences backing the dealing room, with technical analysis and development of new products, Head of Risk Management - Asia (Singapore), from February 1993 to November 1994, several positions in Retail Banking, Merchant Bank Risk, Compliance and Internal Audit from July 1973 to February 1993.

Academic Background: Pacific Coast Banking School, University of Washington (1990), Post graduation in Banking. Graduated cum laude. Thesis selected for publication, University of San Francisco (1981), Bachelor’s degree in Sciences. Major in Human Relations and Organizational Behavior, California State University, Northbridge (1975 - 1979), Major in Business Administration, a number of business courses.

II - Indication of all management positions he holds or has held in publicly held companies:

Itaú Unibanco Holding S.A., in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

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Name: RODRIGO LUÍS ROSA COUTO

Professional experience:

Itaú Unibanco Holding S.A.: Officer since December 2011, Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2013.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Director since November 2011

Main activity of the company: Multiple-service banking, with commercial portfolio

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Academic Background: Bachalor´s degree in Business Administration with emphasis in Finance from Universidade Federal do Rio Grande do Sul (1993-1997) and Master of Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

II - Indication of all management positions he holds or has held in publicly held companies

Itaú Unibanco Holding S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the position specified above.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

249

Name: ROGÉRIO PAULO CALDERÓN PERES

Professional experience

Itaú Unibanco Holding S.A.: Officer since April 2011. Member of the Disclosure and Trading Committee since June 2009.

Main activity of the company: Holding.

Itaú Unibanco S.A.: Officer since April 2009

Main activity of the company: Multiple-service banking, with commercial portfolio

Investimentos Bemge S.A.: Vice-President since June 2012, Chairman of the Board of Directors since 2013.

Main activity of the company: Holding of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2013.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to April 2009

Main activity of the company: Multiple-service banking, with commercial portfolio

Grupo Bunge – Bunge Brasil S.A. Executive Vice-President from 2003 to 2006

Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors,

Fundação Bunge, Bungeprev and Fosfertil: Member of the Audit Committee,

PricewaterhouseCoopers: Partner, working at the Audit and Tax divisions and and Consultancy for Agribusiness and Consumer and Retail Products.

Academic Background: Graduate in Business Administration from Fundação Getulio Vargas – SP, Accounting Science - Fundação Paulo Eiró – SP with post-graduation and special professional courses: E-Business Education Series at Darden Graduate School of Business Administration of University of Virginia. - Summer Executive Business School at University of Western Ontario, Canada. Case studies on consumer goods and retail companies. - Center for Executive Development Faculty of Princeton University Corporate Strategy and Organization. - Management of Continuing Education and Professional Training – Arundel, England.- Executive Business Development – Course of Finance and Investment Decisions – Analysis and Metrics at Fundação Getulio Vargas – SP.

250

II – Indication of all management positions currently or previously held in publicly-held companies

Itaú Unibanco Holding S.A., Investimentos Bemge S.A. and Dibens Leasing S.A. – Arrendamento Mercantil, in the above specified position.

b) Description of any of the following events that have occurred during the last 5 years:

I - Any criminal conviction - NO

II – Any condemnation in administrative proceeding before CVM and the penalties imposed - NO

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

12.9 – Regarding the members of the Board of Directors and Fiscal Council, following is marital relationship, stable union or kinship extended to relatives between:

a)	issuer’s management members

•	Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President, and Investor Relations Officer) is the sibling of Roberto Egydio Setubal (Vice-Chaiman of the Board of Directors and Chief Executive Officer)

b)	(i) issuer’s management members and (ii) management members of issuer’s controlled companies, either direct or indirect

•	Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of controlled company Itauseg Participações S.A.) is the sibling of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer of the issuer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer of the issuer)

c)	(i) management members of the issuer and its controlled companies, either direct or indirect and (ii) direct and indirect controlling companies of the issuer

•	Pedro Moreira Salles (Chairman of the Board of Directors) together with his siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, takes part in the issuer’s controlling group,

•	The siblings Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) and Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of controlled company Itauseg Participações S.A.), together with his siblings José Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, take part in the issuer’s controlling group

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sibling Ana Lúcia de Mattos Barretto Villela, takes part in the issuer’s controlling group

•	Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and with his sibling Rodolfo Villela Marino, takes part in the issuer’s controlling group

d)	(i) The Issuer’s management members, and (ii) management members of the direct and indirect controlling companies of the issuer

•	Pedro Moreira Salles (Chairman of the Board of Directors) together with his siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, takes part in the management of controlling companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações

251

•	The siblings Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) take part in the management of the controlling company IUPAR – Itaú Unibanco Participações S.A.

•	The siblings Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with his siblings Paulo Setubal Neto and Ricardo Egydio Setubal, take part in the management of controlling company Itaúsa – Investimentos Itaú S.A.

•	Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with his sibling Ricardo Egydio Setubal, take part in the management of the controlling company Companhia Esa

•	Alfredo Egydio Arruda Villela Filho takes part in the management of controlling company Itaúsa – Investimentos Itaú S.A.

•	Ricardo Villela Marino (member of the Board of Directors), together with his sibling Rodolfo Villela Marino, take part in the management of the controlling company IUPAR – Itaú Unibanco Participações S.A.

•	Ricardo Villela Marino (member of the Board of Directors), together with his sibling Rodolfo Villela Marino, both are management members of the controlling company Itaúsa – Investimentos Itaú S.A.

12.10 – Regarding the members of the issuers’ Board of Directors and Fiscal Council, the subordination, service provision or control relations maintained amongh them in the past 3 years are as follows:

a) Company controlled, either directly or indirectly, by the issuer

Except for the management members Alfredo Egydio Arruda Villela Filho, Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes, all the others hold management positions in controlled companies. In addition, the management member Cândido Botelho Bracher is party to a shareholders’ agreement related to the shares of Banco Itaú BBA S.A.

b) Issuer’s direct or indirect controlling company

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, take part in the controlling group of Itaú Unibanco. Henri Penchas is a management member of Itaúsa, which is part of the Issuer’s controlling group, as well as of other companies controlled by Itaúsa.

c) Should it be relevant, provider, client, debtor or creditor of the issuer, its controlled or controlling companies, or controlled companies of any of these persons

None

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12.11. Describe the provision in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from indemnities for damages caused to third parties or the Issuer, from penalties imposed by state agents, or from agreements that aim at ending administrative or legal proceedings due to the performance of their functions

In compliance with its policy, the Issuer has a civil liability insurance policy in effect for Directors and Officers (“D&O”), aimed at guaranteeing to the management members of the Issuer and its subsidiaries, under the policy terms, the payment or reimbursement of expenses if the personal assets of these management members are affected by their personal, joint or subsidiary liability as a result of lawsuits, administrative proceedings or arbitration procedures, including, but not limited to, those of a civil, labor, tax, consumer or pension nature, or because of the negligence of a corporate entity, related to the activities of the Issuer or its subsidiaries, as well as the results of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the violation of federal, state and/or municipal laws and rules, or foreign rules or regulations, or rules or regulations that govern securities. The current policy establishes a maximum indemnity limit of US$ 150,000,000.00, subject to sublimits and deductibles for each item covered. The D&O insurance premiums paid in January 2013 (and maturing in November 2013) amounted to R$ 4,805,757.03, including Financial Operations Tax (IOF) and policy issue costs.

12.12 – Other relevant information

Additional Information on items 12.6/8

12.6 / 8 – Composition and Professional Experience of the Board of Directors and Fiscal Council

All of the members of the Board of Directors reported in item 12.6/8 the positions they hold on the Board of Directors, Fiscal Council, Committees and Executive Bodies of other companies or entities.

Additional Information on items 12.6 / 8

The investiture of the members elected to the Board of Directors, Fiscal Council, Executive Committees and Bodies is pending approval by the Central Bank of Brazil.

12.12 – Other relevant information

Additional Information of item 12.12

On August 15, 2011, the issuer voluntarily adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies (“Abrasca Code”) and practices the rules and principles established in the Code, except for the rules described in the items below (pursuant to item 1.4 of said Abrasca Code):

a) Regarding item 2.3.1, which establishes that the Board of Directors should be composed of at least 5 and at most 11 members, the issuer clarifies that, in this case, a Board of Directors composed of 12 members is totally justifiable due to the variety, complexity and volume of its financial activities carried out in Brazil and abroad

b) Regarding item 2.3.5, which establishes that it is advisable that members do not take part in more than five boards of directors, the issuer clarifies that, pursuant to the issuer’s Internal Regulations of the Board of Directors, the members may only take part in at most four boards of directors of companies that do not belong to the same economic conglomerate. This limit, however, may be exceeded with the approval of the Appointments and Corporate Governance Committee.

In addition, regarding item 3.2.4 of the Abrasca Code relating to the succession plan, the age limit for the position of chief executive officer is now 62 at the election date, and the limit of 60 years of age for the other positions is maintained for the other positions of the Executive Board. The age limit for the position of chief executive officer of Itaú Unibanco S.A. and Itaú BBA continues to be 60 years of age. This change should contribute to the response to challenges of Itaú Unibanco conglomerate in the next few years. For more information, see item 12.1.a.2.

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12.9 Existence of any marital relationship, stable union or relatives up to 2nd degree related to the management members of the issuer, subsidiaries and controlling companies:

a) Issuer’s management members;

b) (I) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries;

c) (I) management members of the Issuer and its direct or indirect subsidiaries or (II) Issuer’s direct or indirect parent companies;

d) (I) Issuer’s management members and (II) management members of the Issuer’s direct or indirect parent companies

Management positions
Parent companies
			Issuer	Direct	Indirect
			Itaú Unibanco Holding S.A.	Iupar - Itaú Unibanco Participações S.A.	Itaúsa - Investimentos Itaú S.A.	Cia. E. Johnston de Participações	Companhia Esa	Interest in the controlling group
	Name	CPF	CNPJ 60.872.504/0001-23	CNPJ 04.676.564/0001-08	CNPJ 61.532.644/0001-15	CNPJ 04.679.283/0001-09	CNPJ 52.117.397/0001-08
VILLELA Family
1)	Maria de Lourdes Egydio Villela	007.446.978-91	-o-	-o-	-o-	-o-	-o-	Yes
Children:
	Ricardo Villela Marino	252.398.288-90	Board Member	Officer	Alternate Board Member	-o-	“A” Executive Officer	Yes
	Rodolfo Villela Marino	271.943.018-81	-o-	Alternate Board Member	Board Member	-o-	-o-	Yes
Siblings:
2)	Alfredo Egydio Arruda Villela Filho	066.530.838-88	Vice-Chairman of the Board of Directors	Board Member	Vice-Chairman of the Board and	-o-	Executive Vice-President	Yes
CEO
3)	Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-o-	-o-	-o-	-o-	-o-	Yes
SETUBAL Family
Siblings:
1)	Alfredo Egydio Setubal	014.414.218-07	Board Member and Executive Vice-President	CEO	Vice-Chairman of the Board of Directors	-o-	-o-	Yes
Children:
	Alfredo Egydio Nugent Setubal	407.919.708-09	-o-	-o-	-o-	-o-	-o-	Yes
	Marina Nugent Setubal	384.422.518-80	-o-	-o-	-o-	-o-	-o-	Yes
2)	José Luiz Egydio Setubal	011.785.508-18	-o-	-o-	-o-	-o-	-o-	Yes
Children:
	Beatriz de Mattos Setubal	316.394.318-70	-o-	-o-	-o-	-o-	-o-	Yes
	Gabriel de Mattos Setubal	348.338.808-73	-o-	-o-	-o-	-o-	-o-	Yes
3)	Maria Alice Setubal	570.405.408-00	-o-	-o-	-o-	-o-	-o-	Yes
Children:
	Fernando Setubal Souza e Silva	311.798.878-59	-o-	-o-	-o-	-o-	-o-	Yes
	Guilherme Setubal Souza e Silva	269.253.728-92	-o-	-o-	-o-	-o-	-o-	Yes
	Tide Setubal Souza e Silva Nogueira	296.682.978-81	-o-	-o-	-o-	-o-	-o-	Yes
4)	Olavo Egydio Setubal Júnior	006.447.048-29	-o-	-o-	-o-	-o-	-o-	Yes
Children:
	Bruno Rizzo Setubal	299.133.368-56	-o-	-o-	-o-	-o-	-o-	Yes
	Camila Setubal Lenz Cesar	350.572.098-41	-o-	-o-	-o-	-o-	-o-	Yes
	Luiza Rizzo Setubal	323.461.948-40	-o-	-o-	-o-	-o-	-o-	Yes
5)	Paulo Setubal Neto	638.097.888-72	-o-	-o-	Board Member	-o-	-o-	Yes
Children:
	Carolina Marinho Lutz Setubal	077.540.228-18	-o-	-o-	-o-	-o-	-o-	Yes
	Júlia Guidon Setubal	336.694.358-08	-o-	-o-	-o-	-o-	-o-	Yes
	Paulo Egydio Setubal	336.694.318-10	-o-	-o-	-o-	-o-	-o-	Yes
6)	Ricardo Egydio Setubal	033.033.518-99	-o-	Alternate Vice-Chairman of the Board	Alternate Board Member	-o-	-o-	Yes
	Children:		-o-
	Patricia Ribeiro do Valle Setubal	230.936.328-62	-o-	-o-	-o-	-o-	-o-	Yes
7)	Roberto Egydio Setubal	007.738.228-52	Vice-Chairman of the Board and CEO	Vice-Chairman of the Board	Executive Vice-President	-o-	Executive Vice-President	Yes
Children:
	Mariana Lucas Setubal	227.809.998-10	-o-	-o-	-o-	-o-	-o-	Yes
	Paula Lucas Setubal	295.243.528-69	-o-	-o-	-o-	-o-	-o-	Yes
8)	O.E. Setubal S.A.	61.074.456/0001-90	-o-	-o-	-o-	-o-	-o-	Yes
MOREIRA SALLES Family
Siblings:
1)	Fernando Roberto Moreira Salles	002.938.068-53	-o-	President	-o-	Officer	-o-	Yes
2)	João Moreira Salles	667.197.397-00	-o-	Alternate Chairman of the Board	-o-	Officer	-o-	Yes
3)	Pedro Moreira Salles	551.222.567-72	Chairman of the Board	Board Member	-o-	Officer	-o-	Yes
4)	Walther Moreira Salles Júnior	406.935.467-00	-o-	Alternate Board Member	-o-	Officer	-o-	Yes

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12.10. Subordination, services provision or control relationships between management members and subsidiaries, controlling companies and others:

a) The Issuer’s direct or indirect subsidiary;

b) The Issuer’s direct or indirect controlling company;

		Subsidiaries				Parent companies
						Direct	Indirect
		Itaú Unibanco S.A.	Banco Itaú BBA S.A.	Itauseg Participações S.A.	Banco Itaucard S.A.	Iupar - Itaú Unibanco Participações S.A.	Itaúsa - Investimentos Itaú S.A.	Cia. E. Johnston de Participações	Companhia Esa
Name	CPF	CNPJ 60.701.190/0001-04	CNPJ 17.298.092/0001-30	CNPJ 07.256.507/0001-50	CNPJ 17.192.451/0001-70	CNPJ 04.676.564/0001-08	CNPJ 61.532.644/0001-15	CNPJ 04.679.283/0001-09	CNPJ 52.117.397/0001-08	Interest in the controlling group
VILLELA Family
1) Maria de Lourdes Egydio Villela	007.446.978-91	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Ricardo Villela Marino	252.398.288-90	Executive Vice-President	-o-	-o-	-o-	Officer	Alternate Board Member	-o-	“A” Executive Officer	Yes
Rodolfo Villela Marino	271.943.018-81	-o-	-o-	-o-	-o-	Alternate Board Member	Board Member	-o-	-o-	Yes
Siblings:
2) Alfredo Egydio Arruda Villela Filho	066.530.838-88	-o-	-o-	-o-	-o-	Board Member	Vice-Chairman of the Board and CEO	-o-	CEO	Yes
3) Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
SETUBAL Family
Siblings:
1) Alfredo Egydio Setubal	014.414.218-07	Executive Vice-President	Vice-Chairmain	-o-	Executive Vice-President	CEO	Vice-Chairman of the Board	-o-	“B” Executive Officer	Yes
Children:
Alfredo Egydio Nugent Setubal	407.919.708-09	-o-	-o-	-o-	-o-
Marina Nugent Setubal	384.422.518-80	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
2) José Luiz Egydio Setubal	011.785.508-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Beatriz de Mattos Setubal da Fonseca	316.394.318-70	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Gabriel de Mattos Setubal	348.338.808-73	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
3) Maria Alice Setubal	570.405.408-00	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Fernando Setubal Souza e Silva	311.798.878-59	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Guilherme Setubal Souza e Silva	269.253.728-92	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Tide Setubal Souza e Silva Nogueira.	296.682.978-81	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
4) Olavo Egydio Setubal Júnior	006.447.048-29	-o-	-o-	-o-		-o-	-o-	-o-	-o-	Yes
Children:
Bruno Rizzo Setubal	299.133.368-56	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Camila Setubal Lenz Cesar	350.572.098-41	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Luiza Rizzo Setubal	323.461.948-40	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
5) Paulo Setubal Neto.	638.097.888-72	-o-	-o-	-o-	-o-	-o-	Board Member	-o-	-o-	Yes
Children:
Carolina Marinho Lutz Setubal	077.540.228-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Júlia Guidon Setubal	336.694.358-08	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paulo Egydio Setubal	336.694.318-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
6) Ricardo Egydio Setubal	033.033.518-99	-o-	-o-	-o-	-o-	Alternate Vice-Chairman of the Board	Alternate Board Member	-o-	-o-	Yes
Children:		-o-
Patricia Ribeiro do Valle Setubal	230.936.328-62	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
7) Roberto Egydio Setubal	007.738.228-52	CEO	Chairman of the Board	Chairman of the Board	-o-	Vice-Chairman of the Board	Executive Vice-President	-o-	CEO	Yes
Children:
Mariana Lucas Setubal	227.809.998-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paula Lucas Setubal	295.243.528-69	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
8) O.E. Setubal S.A.	61.074.456/0001-90	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
MOREIRA SALLES Family
Siblings:
1) Fernando Roberto Moreira Salles	002.938.068-53	-o-	-o-	-o-	-o-	Chairman of the Board	-o-	Officer	-o-	Yes
2) João Moreira Salles	667.197.397-00	-o-	-o-	-o-	-o-	Alternate Chairman of the Board	-o-	Officer	-o-	Yes
3) Pedro Moreira Salles	551.222.567-72	-o-	-o-	-o-	-o-	Board Member	-o-	Officer	-o-	Yes
4) Walther Moreira Salles Júnior	406.935.467-00	-o-	-o-	-o-	-o-	Alternate Board Member	-o-	Officer	-o-	Yes

Note: The manager Cândido Botelho Bracher is a party to a shareholders agreement relating to the shares of Banco Itaú BBA S.A.

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13. MANAGEMENT COMPENSATION

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of its business, enabling the Issuer to achieve sustainable results.

The Issuer believes that its compensation policy strengthens and creates better conditions for its development, as well as for the development of its management members and employees, always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy is established, it takes into account values aligned with those adopted by the market, the Issuer’s strategy and the effective risk management over time are considered, so as not to encourage behavior that increases risk exposure above the levels considered prudent. The Issuer favors variable compensation, which corresponds to a significant portion of the amounts paid to the management members.

Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”) has determined new rules relating to the compensation of the numbers of management members of financial institutions.

The variable compensation should be consistent with the institution’s risk management policies, of which at least fifty percent (50%) of the compensation must be paid through shares or stock-based instruments and, at least, forty percent (40%) should be deferred for payment within at least three years, and this deferred portion may be subject to clawbacks, based on the results of the institution or the business area during the period of deferral. These new rules have been in force since January 1, 2012 and relate to the management compensation for the 2012 base year.

In order to comply with the Resolution on Compensation, on September 6, 2011 the Issuer was authorized by the CVM to transfer, on a private basis, its own treasury shares to its executives and the executives of its controlled companies. For the latter, the shares should be transferred directly and/or through the controlled companies, with the proposal being conditional upon approval by the Issuer’s General Meeting.

Accordingly, the use of the Issuer’s preferred shares (ITUB4) to compensate the executives of the Issuer and of the companies controlled by it was authorized at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming at aligning the best governance practices introduced in this country and abroad, as well as to ensure the balance of the institution’s risk management practices, the Issuer has a Compensation Committee, subordinated to the Board of Directors, to discuss the compensation of the major executives of the Itaú Unibanco Conglomerate. The committee’s main duties are: a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; b) to discuss, analyze and supervise the implementation and operation of current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the treasury area), by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; c) to propose, to the Board of Directors, the overall compensation amount to management members to be submitted to the General meeting; d. to prepare, on an annual basis, the “Compensation Committee Report”. The inclusion of the provisions related to the Compensation Committee in the Bylaws, under the terms of the Resolution on Compensation, was approved by the stockholders at the Extraordinary Stockholders’ Meeting held on April 20, 2012.

In addition to the Compensation Committee, the Appointments and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to the assessment of the Board of Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer.

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It is also incumbent upon this Committee to propose the division, among the members of the Board of Directors, of the amounts approved by the Annual General Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plan) and private pension plan.

Furthermore, the Issuer offers a Stock Option Plan (“Plan”) to its management members, enabling the alignment of the management members’ interests to those of the Issuer’s stockholders, as they share the same risks and gains provided by the stock appreciation. It is worth mentioning that, in accordance with the case law in Brazil, the Issuer believes that its stock option plan does not have a compensatory nature. Accordingly, in view of the information structure required under the scope of this item 13 of the Reference Form, and for information purposes only, provisions of the plan will be described throughout this item.

b) Compensation composition, indicating:

i - Description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Issuer’s Board of Directors will be composed of (i) monthly fixed fees, (ii) annual fixed fees, which will be paid through shares, and (iii) the benefit plan. The maximum compensation amounts will be established at the Annual General Meeting.

The Issuer favors stock-based compensation that, in addition to attracting, motivating and integrating the management members into the institution’s development process in the medium and long terms, this compensation offers management members the opportunity to benefit from the appreciation that their work and dedication has brought to the capital stock of the Issuer.

In the event that a member of the Issuer’s Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers.

Additionally, in exceptional and fully justified cases, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. This variable compensation will be subject to the guidelines contained in the Resolution on Compensation.

Board of Officers

The annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees, (ii) variable compensation (special fees and profit sharing, paid on an annual basis, 50% of which will be paid in shares), and (iii) the benefit plan. The maximum compensation amounts are defined at the annual general meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In 2012, the Issuer privileged variable compensation, which corresponded to the largest portion of total compensation paid to the members of the Board of Officers. In view of the Resolution on Compensation, fifty percent (50%) of the variable compensation was paid in shares, on a deferred basis.

In addition to compensation, the members of the Board of Officers are entitled to participate in the stock option plan. This plan aligns the management members’ interests with those of the Issuer’s stockholders, as they share the same risks and gains provided by their stock appreciation.

Finally, regarding particularly those members of the Board of Officers who are involved in internal controland risk areas, their compensation is calculated to attract qualified and experienced professionals and determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. Even though they are not impacted by the results from the business areas, they are subject to any impact arising from the Issuer’s results.

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Fiscal Council

The total annual compensation of the members of the Fiscal Council is established at the Annual General Meeting, subject to the approval of the Board of Directors. Pursuant to legislation, this compensation cannot be lower, for each acting member, than ten percent (10%) of the fixed compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing assigned to officers). Thus, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees, and (ii) a benefit plan.

For those members of the Audit Committee who are also part of the Issuer’s Board of Directors, the compensation policy of the Board of Directors is applied.

Committees

The members of the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

ii - The proportion of each element in the total compensation

In 2012, for the Issuer’s Board of Directors, the monthly fixed fees, annual fixed fees and benefits correspondedto 56%, 39% and 5%, respectively, of the total amount received by the members of the Board of Directors.

For the Issuer’s Board of Officers, the monthly fixed compensation, variable compensation and benefits corresponded to 12%, 86%and 2%, respectively, of the total amount received by the officers in 2012.

Regarding the Fiscal Council, the fixed compensation of its members corresponds to one hundred per cent (100%) of total compensation.

In 2012, for the Issuer’s Audit Committee, the monthly fixed compensation and benefits correspondedto 96%and 4% of total compensation, respectively.

It should be noted that (i) the aforementioned proportions do not include possible charges supported by the Issuer arising from the amounts paid and (ii) the composition of the amounts is variable according to the difference of behavior of each component of compensation: on the one hand, the stability of the fixed compensation and benefits, andon the other hand, the instability of the variable compensation. The variable compensation is influenced by the individual performance, the results of the business area and of the Issuer.

iii - Calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed with management and are based on internal equality, providing mobility of management members in the Issuer’s businesses.

Variable compensation (special fees and annual profit sharing)

Variable compensation takes into consideration the influence of three factors on the variable compensation base amount: (a) the Issuer’s results, (b) the results of the business area, and (c) the individual management member’s performance.

Benefit plan

The benefit plan is compatible with market practices, taking into consideration that the main benefits include health care and private pension plans.

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iv. Reasons that justify the composition of compensation

The Issuer favors variable compensation, which corresponds to the most significant portion of the amounts paid to management members. This practice is intended to alignthe risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion as their performance benefits the Issuer and its stockholders.

Beginning in 2012, taking into consideration the Resolution on Compensation, fifty percent (50%) of variable compensation waspaid in shares, on a deferred basis.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The variable compensation (special fees and profit sharing) represents a significant portion of the amounts paid to management members and is significantly influenced by performance indicators. The first performance indicator to be taken into consideration when setting the amount of this portion of the compensation is the Issuer’s income. Subsequentlythe performance indicator taken into consideration is the performance of the business area. Finally, for officers, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators relating to goals in relation to the other areas of the Issuer.

Monthly fixed fees and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

d) How the compensation is structured to reflect the evolution of performance indicators:

As mentioned above, a significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

As mentioned in item “c” above, the Issuer favors variable compensation, which represents a significant portion of the total amount received by management members. This practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion as their performance benefits the Issuer and its stockholders.

Given that the compensation of management is ultimately affected by the results of the Issuer, including the risks assumed by the latter, we believe that the compensation policy is effective in aligning management’s interests with those of the Issuer.

f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Directors and the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in sub-item 13.2 already include the total compensation paid by the Issuer and its subsidiaries.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s shareholding control:

At present, there is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event, this as the disposal of the Issuer’s stockholding control.

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13.2. With respect to the compensation recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation for 2013 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	16.00	6.00	30.00
Annual fixed compensation	15,090,000	25,395,500	926,100	41,411,600
Salary or management fees	8,160,000	19,980,000	756,000	28,896,000
Direct and indirect benefits	220,000	920,000	N/A	1,140,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	6,710,000	4,495,500	170,100	11,375,600
Variable compensation	-	97,894,500	N/A	97,894,500
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	See below	See below	N/A	N/A
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	97,894,500	N/A	97,894,500
Post-employment benefits	410,000	1,710,000	N/A	2,120,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation	See below	See below	N/A	See below
Total compensation	15,500,000	125,000,000	926,100	141,426,100

For 2013, it was approved by the Annual Stockholders’ Meeting an aggregate compensation amount of R$140,500,000 to be paid to the management bodies, being up to R$15.5 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For the Fiscal Council, it was approved by the Annual Stockholders’ Meeting monthly individual compensation of R$15,000 to the effective members and R$6,000 to the alternate members. The approved compensation amounts may be paid in local currency and in shares of the Issuer or in any other form the management finds convenient. The amounts shall be paid in the proportions described in the table above.

In addition to the amounts established at the general meeting, the members of the Board of Directors and the Board of Officers shall receive as compensation a share of the Issuer’s profits, which, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, is limited to amount of annual compensation of management members or ten percent (10%) of the Company’s profits, whichever is lower. Also, on a non-compensatory basis, stock options are granted to the management members, pursuant to the Issuer’s Stock Option Plan. The amounts related to profit sharingand the granting of stock options are not included in the table above, which only reflects the estimated separation of the compensation’s aggregated amounts to be approved by stockholders at the annual general meeting.

Note:

Due to Empresas.Net (CVM’s system) systemic structure, the amounts in "Other(special fees and/or INSS)" refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

Total compensation for 2012 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	7.33	16.58	6.00	29.00
Annual fixed compensation	12,422,016	15,591,434	749,700	28,763,150
Salary or management fees	6,960,000	12,229,219	612,000	19,801,219
Direct and indirect benefits	137,561	610,641	N/A	748,201
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,324,455	2,751,574	137,700	8,213,730
Variable compensation	8,859,912	98,159,408	N/A	107,019,320
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	8,859,912	50,164,183	N/A	59,024,095
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	47,995,225	N/A	47,995,225
Post-employment benefits	327,503	1,031,168	N/A	1,358,670
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation	1,079,217	35,318,841	N/A	36,398,058
Total compensation	22,688,648	150,100,851	749,700	173,539,199

In 2012, the Annual Stockholders’ Meeting approved an aggregate compensation amount of up to R$13 million, to be paid to the members of the Board of Directors, while R$125 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$ 12 thousand for effective members and R$5 thousand for alternate members. The approved compensation may be paid in local currency, shares of the Issuer or in any other form the administration finds convenient. Of these amounts, the amounts described in the table above were effectively paid.

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In addition to the compensation established at the general meeting, the management members received in 2012 (i) a shares of the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. In the table above, besides the amounts recognized in the financial statements related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits, and the granting of stock options.

It should be noted that, under the scope of the proposal approved at the extraordinary General Meeting held on April 20, 2012,the total number of the (a) stocks to be used for compensation purposes, pursuant to the Resolution on Compensation for each fiscal year, and (b) the options to be granted for the purposes of the Stock Option Plan in each fiscal year, shall not exceed 0.5% of the total shares of the Issuer that the majority and minority stockholders hold at the year-end balance sheet date. In the event that in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the difference may be added for compensation or shares granting purposes in any of the 7 subsequent years.

Notes:

1. Beginning in 2012, and taking into consideration the Resolution on Compensation, the variable compensation was paid 50% in shares, on a deferred basis. This amount is included under item “Variable Remuneration”, in the table above, and it is not applied to item “Stock-based compensation.” For illustrative purposes, it takes into consideration the year to which the compensation refers, regardless of the year in which it was paid and is recognized in the financial statements.

2. Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in "Other(special fees and/or INSS)" refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

3. There are four members of the Board of Directors of the Issuer who also perform executive functions, and for this reason their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. For 2012, this note is also applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

4. The compensation of many of the members of the Board of Directors and Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries.

5. The average compensation amount per member in 2012 was: Board of Directors, R$3,095 thousand and Board of Officers R$9,053 thousand.

6. The amounts mentioned in the item “Stock-based compensation,” correspond to the amount of the stock options granted to the management members, with are not compensatory in nature.

Total compensation for the year of 2011 – Annual Amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	14.92	5.17	28.08
Annual fixed compensation	3,655,679	11,461,684	688,450	15,805,813
Salary or management fees	2,914,500	9,001,522	562,000	12,478,022
Direct and indirect benefits	85,417	434,820	N/A	520,237
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,025,342	126,450	2,807,555
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	66,653,323	N/A	66,653,323
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	37,860,383	N/A	37,860,383
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	28,792,940	N/A	28,792,940
Post-employment benefits	124,965	812,174	N/A	937,139
Benefits arising from termination of mandate	N/A	N/A	N/A	N/A
Stock-based compensation	834,048	32,310,605	N/A	33,144,654
Total compensation	4,614,692	111,237,787	688,450	116,540,929

In 2011, the Annual Stockholders’ Meeting approved the aggregate compensation amount of up to R$11 million, to be paid to the members of the Board of Directors, while R$115 million was the compensation to be paid to the members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved a monthly individual compensation of R$12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively spent.

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In addition to the compensation established at the general meeting, the management members received in 2011 (i) a share in the Issuer’s profits, and (ii) the granting of stock options, with no compensatory nature. The amounts recognized in the financial statements in relation to expenses are described in the table above.

Notes:

1. There were five members that comprise the Board of Directors of the Issuer who also performed executive functions, which is the reason their compensation were defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table related to the compensation of the Issuer’s Board of Officers. Also for 2011, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13, and 13.15.

2. The compensation of several members of the Board of Directors and Board of Officers was provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries.

3. The average compensation amount per member in 2011 was: Board of Directors, R$577 thousand and Board of Officers R$7,457 thousand;

4. The amounts mentioned in item “Stock based compensation," correspond to the amount of the stock options granted to management members, which are not compensatory in nature.

Aggregate compensation for year 2010 - Annual amounts

	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Number of members	8.00	15.67	5.42	29.09
Annual fixed compensation	3,682,454	11,488,008	706,825	15,877,287
Salary or management fees	2,914,500	8,953,504	577,000	12,445,004
Direct and indirect benefits	112,191	519,966	N/A	632,157
Compensation for participating in committees	N/A	N/A	N/A	N/A
Other (INSS)	655,763	2,014,538	129,825	2,800,126
Description of other fixed compensation	N/A	N/A	N/A	N/A
Variable compensation	N/A	82,191,168	N/A	82,191,168
Bonuses	N/A	N/A	N/A	N/A
Profit sharing	N/A	44,477,350	N/A	44,477,350
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	N/A	37,713,818	N/A	37,713,818
Post-employment benefits	97,659	3,517,995	N/A	3,615,654
Benefits arising from termination of mandate	N/A	1,827,660	N/A	1,827,660
Stock-based compensation	7,394,585	28,695,231	N/A	36,089,816
Total compensation	11,174,698	127,720,062	706,825	139,601,585

In 2010, the Annual Stockholders’ Meeting approved the aggregate compensation amount of up to R$10 million, to be paid to the members of the Board of Directors, while R$105 million is the compensation to be paid to members of the Board of Officers. For the Fiscal Council, the Annual Stockholders’ Meeting approved monthly individual compensation of R$ 12 thousand for effective members and R$5 thousand for alternate members. Of these amounts, the amounts described in the table above were effectively paid.

In addition to the compensation established at the general meeting, the management members received in 2010 (i) a share of the profits of the Issuer, and (ii) the granting of stock options, under the provisions of the Stock Option Plan of the Issuer (the Issuer understands that, in accordance with the current case law in Brazil, its stock option plan is not compensatory in nature). The amounts recognized in the financial statements related to these expenses are shown above

Notes:

1. There were five members of the Board of Directors of the Issuer who also performed executive functions, for which reason their compensation were defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts referring to the compensation of these members are fully included only in the table relating to the compensation of the Issuer’s Board of Officers. For 2010, this note is applicable to items 13.3, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2. The compensation of several members of the Board of Directors and Board of Officers was provided by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the compensation paid by the Issuer and its controlled subsidiaries.

3. The average compensation amount per member in 2010 was: Board of Directors, R$1,397 thousand and Board of Officers R$8,151 thousand;

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IV. The amounts mentioned in item “Stock based compensation," correspond to the amount of the stock options granted to the management members, which is not compensatory in nature.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2010			R$, except if otherwise indicated
			Board of Directors	Board of Statutory Officers	Fiscal Council	Total
a	body
b	number of members (people)		8.00	15.67	5.42	29.09
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	iii	amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	45,969,888	N/A	45,969,888
	ii	maximum amount provided for in the compensation plan	N/A	100,847,382	N/A	100,847,382
	iii	amount provided for in the compensation plan, should the targets established be achieved	N/A	75,650,739	N/A	75,650,739
	iv	amount effectively recognized in income or loss for last year	N/A	82,191,168	N/A	82,191,168

Note:

The “variable compensation” recognized in 2010, amounting to R$82,191,168, includes R$44,477,350 of profit sharing, R$30,786,790 of “special fees” and R$6,927,028 of INSS levied on special fees. Should the Issuer’s result be zero or negative, the minimum amount set forth in the compensation plan would be zero.

2011			R$, except if otherwise indicated
			Board of Directors	Board of Statutory Officers	Fiscal Council	Total
a	body
b	number of members (people)		8.00	14.92	5.17	28.08
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	iii	amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	41,190,701	N/A	41,190,701
	ii	maximum amount provided for in the compensation plan	N/A	94,236,539	N/A	94,236,539
	iii	amount provided for in the compensation plan, should the targets established be achieved	N/A	67,713,620	N/A	67,713,620
	iv	amount effectively recognized in income or loss for last year	N/A	66,653,323	N/A	66,653,323

Note:

1. The variable compensation minimum and maximum amounts presented above were indicated considering management expectations and the budget. However, the amounts may vary based on the Issuer’s net income and performance of management member and it is also possible the Variable Compensation may not be paid, in case the result is zero or negative.

2. The variable compensation, base-year 2011, in the amount of R$66,653,323, comprises R$ 37,860,383 of profit sharing, R$23,504,440 of “special fees” and R$5,288,499 of INSS on special fees.

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2012			R$, except if otherwise indicated
			Board of Directors	Board of Statutory Officers	Fiscal Council	Total
a	body
b	number of members (people)		7.33	16.58	6.00	29.91
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	iii	amount provided for in the compensation plan, should the targets established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	6,184,900	67,983,694	N/A	74,168,594
	ii	maximum amount provided for in the compensation plan	10,824,900	154,777,290	N/A	165,602,190
	iii	amount provided for in the compensation plan, should the targets established be achieved	8,859,912	114,770,204	N/A	123,630,116
	iv	amount effectively recognized in income or loss for last year	8,859,912	98,159,408	N/A	107,019,320

Notes:

1. The variable compensation minimum and maximum amounts presented above were indicated considering management expectations and the budget. However, the amounts may vary based on the Issuer’s net income and performance of management member and it is also possible the Variable Compensation may not be paid, in case the result is zero or negative.

2. The variable compensation of the base year of 2012 considers i) 50% of the variables actually paid that refer to this year and ii) 50% of the variable to be paid in the future in shares related to the compensation of the same year, as explained in items 13.1 and 13.2.

3.In relation to the stock-based compensation provided for 2013, see the clarifications in item 13.2.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) The general terms and conditions

The Issuer has a long-term incentive plan, based on a Stock Option Plan (“Plan”) that will be fully described in this item 13.4.

Besides, only for informative purposes, in order to adapt the Issuer’s management compensation structure to comply with the Resolution on Compensation, as described in item 13.1, the Issuer established a management compensation policy that defines the payment of part of the variable compensation in shares, as briefly described below.

Management Members’ Compensation Policy

As mentioned in item 13.1, the Resolution on Compensation establishes that at least fifty percent (50%) of the variable compensation of the management of financial institutions must be paid through shares or share-based instruments, and at the least forty per cent (40%) should be deferred for payment in at least three (3) years, and this deferred portion may be subject to clawbacks, based on the result of the institution or the business area during the period of deferral. These new rules have been in force since January 1, 2012 and are applicable to management compensation for the base year 2012.

The possibility of stock-based compensation was approved at the Extraordinary Stockholders’ Meeting held on April 20, 2012, and it shall be incumbent upon the Compensation Committee to structure a detailed policy regarding management compensation.

For further details of the management compensation policy, see item 13.1.

Stock Option Plan

Firstly, it is important to emphasize one more time that, in accordance with the case law existing in Brazil, the Issuer understands that its stock option plan (“Plan”) is not compensatory in nature. Without prejudice and for simple information purposes, the provisions of the Issuer’s stock option plan are included in item 13.4.

The Issuer was one of the first Brazilian companies to grant stock options to its executives, a practice that has been adopted since 1995. The current Plan covers the whole Itaú Unibanco Conglomerate and it is frequently revised to be adjusted for legal innovations and the Issuer's reality.

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In accordance with the Plan’s provisions, the Issuer may grant stock options to its officers and members of Board of Directors, and to the management members of the controlled companies (“Management Members”) or to eligible employees and employees of controlled companies (“Employees”) (“Management members” and “Employees”, collectively, “Beneficiaries”). The rules and operational procedures of the Plan are established by a committee appointed by the Board of Directors of the Issuer (“Personnel Committee”).

It should be noted that the Itaú and Unibanco Conglomerates had programs for stock-based compensation before the merger. The Extraordinary Stockholders’ Meeting held on April 24, 2009 approved the assumption by the Issuer of rights and obligations existing under the Unibanco Plan. In relation to the options granted under Unibanco´s Plan, the provisions set out therein are applicable.

Moreover, considering that Redecard S.A. (“Redecard”) went private in December 2012, and that it is impossible to deliver Redecard’s shares listed on BM&FBOVESPA in order to fulfill Redecard’s Stock Option Plan (“Redecard Plan”) obligations to its beneficiaries, in order to ensure all management members are eligible for long-term incentive programs under the same conditions, the assumption of rights and obligations under Redecard´s Plan will be submitted to approvalat the Extraordinary Stockholders’ Meeting to be held on April 19, 2013, by the Issuer, which will be responsible for this Plan. Regarding the options granted by Redecard Plan, the provisions contained therein will apply.

Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all of the information relating to item 13.4 refers only to the provisions of the current Plan.

The Plan is available on the website of CVM and the Issuer (www.itau-unibanco.com/ir).

b)	The main objectives of the plan

The Plan has the primary purpose of aligning the interests of the management members with those of the Issuer's stockholders, as they share the same risks and earnings relating to the appreciation of its stocks.

c)	How the plan contributes to these objectives

The Beneficiaries receive granting of stock options to feel stimulated to contribute to the Issuer's stock good performance, since they actively participate in the results of this appreciation. Therefore, the institution fulfills the purpose of item “b” thereof, linking the management members and employees to the organization's long-term strategies. The Beneficiaries, in turn, participate in the appreciation of the Issuer’s capital stock.

d)	How the plan is inserted in the Issuer’s compensation policy

The Plan is in compliance with the principles searched for by the Issuer, taking into consideration that (i) the Beneficiaries receive stock options which link them to the Issuer’s long-term projects and results, (ii) this is an instrument to incentivize individual development and commitment, and (iii) this allows the retention of the Beneficiaries (as the benefit from the exercise of the options is received in the long term).

e)	How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

The Plan is aligned with the interests of the Issuer and its Beneficiaries, since it enables the Beneficiaries to become stockholders of the Issuer, under the terms and conditions established in the Plan, encouraging them to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders’. Additionally, the Plan encourages the retention of the Company’s top executives and employees.

f)	Maximum number of shares covered

The sum of shares to be used for compensation purposes, pursuant to the Resolution on Compensation, and the options to be granted are subject to limits established by the Plan (see sub item “g” of this item).

265

g) Maximum number of options to be granted

The Personnel Committee shall be responsible for establishing the total number of options to be granted in relation to each year, and it may segment the total lot in series and define the specific characteristics of each series.

However, the sum of the shares to be used for compensation, pursuant to the Resolution on Compensation, and the options to be granted in any given year shall not exceed the limit of 0.5% of the total shares of the Issuer that the majority and minority stockholders hold at the year-end balance sheet date. If in a certain year the number of shares delivered and options granted is below the limit of 0.5% of total shares, the difference may be added when options are granted in any of the seven subsequent years.

h)	conditions for the purchase of shares

The shares are purchased under the Plan, within the exercise period, provided that the vesting period has elapsed (see sub-item “j” below), upon payment of the strike price (see sub-item “i” below). In addition, options can be cancelled in certain situations, this as the termination of the relationship (statutory or employment) between the Beneficiary and the Issuer and its controlled companies, before the vesting period (see sub-item “n” below).

i)	criteria for fixing the purchase or exercise price

The strike price will be set by the Personnel Committee when the option is granted and it may be based on one of the following parameters:

In the case of simple options: to set the strike price of options, the Committee shall consider the average price of the preferred shares of the Issuer during the trading sessions of BM&FBOVESPA for the last three months of the year prior to the grant date, and a positive or negative adjustment of up to 20% is permitted. The prices established shall be adjusted up to the last day of the month prior to the option exercise at the IGP-M, or in its absence, at the index stipulated by the Personnel Committee, and they shall be paid in a term equal to that in effect for the settlement of the transactions on BM&FBOVESPA.

In the case of partner options: for those Beneficiaries who, at the Committee’s discretion and upon the use of performance and leadership assessment tools, were deemed to have shown outstanding performance and potential, the Committee may offer options for which the strike price is paid through the performance of a positive covenant. This obliges the beneficiary to invest some or all of the net profit sharing received in relation to prior year in the Issuer’s shares, and to keep the ownership of these shares unchanged and without any type of liens from the option grant date until the option exercise date.

The shares purchased by the Beneficiaries to comply with positive covenants related to the partners’ options may either be acquired from the Issuer’s Treasury or another mechanism may be adopted to provide effects equivalent to the purchase of shares and the counter-entry in options, as resolved by the Personnel Committee. In the event that the purchase is carried out, it may be effected through the delivery of the shares as ADRs, representing one preferred share of the Issuer traded on the NYSE. For the purpose of any delivery of shares, the Personnel Committee shall establish the purchase price, which should be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the thirty days prior to the establishment of this price.

j)	criteria for defining the exercise period

The options can only be exercised after the vesting period and outside of the black-out periods established by the Personnel Committee. The vesting period of each series shall be defined by the Committee at the time of issue, and may vary between one year and seven years, counted from the issue date.

k)	type of option settlement

There are two types of option settlement for the strike price:

(i)	In the case of simple options: at the time when an option is exercised, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Personnel Committee.

266

(ii)	In the case of partner options: confirmation of the performance of positive covenants mentioned in sub-item “e” of this item.

l)	restriction on the transfer of shares

The availability of the shares subscribed by the Beneficiaries upon the exercise of the option may be subject to additional restrictions, as may be resolved by the Personal Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of this unavailability, may be defined by the Committee in view of the program applicable to each Beneficiary.

m)           criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as the organization of subscription works, significant market fluctuations or legal regulatory restrictions. In addition, the plan may only be amended or terminated following a proposal from the Personnel Committee to the Board of Directors and after approval at the General Meeting.

n)            effects of the management member’s leave from the Issuer’s bodies on their rights provided for in the stock-based compensation plan

As a general rule, the options of the management members of the Issuer and/or of the companies controlled by it and who resign or are dismissed from the position shall have their options automatically terminated. However, this automatic termination shall not occur in the case that the Employee’s departure is concurrent with their election to a Management Member position at the Issuer or one of its controlled companies. If the management member now occupies another statutory position at the Issuer or in its controlled companies, the option will not be automatically effective.

In the case of the member’s death, the vesting period is terminated and her/his successors may exercise them until the end of the remaining effective period of the effective member’s options.

In addition to the previously mentioned cases, the Personnel Committee may, in exceptional circumstances and having complied with the criteria established in the applicable internal regulation, choose not to terminate these options.

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13.5. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the previous fiscal year

		Board of Directors (*)			Board of Officers			Fiscal Council
Company		Shares			Shares			Shares
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	2,853,550	4,656,734	7,510,284	9,323,700	7,272,685	16,596,385	33,500	845,200	878,700
	Companhia E.Johnston de Participações	400	800	1,200	-	-	-	-	-	-
Controlling Company	Companhia ESA	260,246,947	-	260,246,947	124,143,440	-	124,143,440	-	-	-
	Itaúsa - Investimentos Itaú S.A.	260,246,947	154,045,325	414,292,272	124,143,440	36,943,173	161,086,613	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	2	-	2	1	-	1	-	-	-

(*) Except those considered on the Board of Officers

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13.6. With respect to the stock-based compensation to the board of directors and statutory executive board recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

2010
a body	Board of Directors
b number of members (average)	8
option granting year	2005	2007	2008	2009
c with respect to each granting of stock options:
i grant date	02/1/05	03/21/07	05/14/08	08/10/09
ii number of options granted	105,417	227,703	75,901	874,167
iii term for the options to become exercisable	1/3 per year after 3 years	1/3 per year after 3 years	1/3 per year after 3 years	04//01/12
iv maximum term for the exercise of the options	12 months	12 months	12 months	12/31/2014
v term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	N/A
vi weighted average strike price of each of the following share groups:
. outstanding at the beginning of the year	R$ 15.31	R$ 32.32	R$ 40.17	R$ 27.43
. lost during the year	-	-	-	-
. exercised during the year	R$ 15.96	-	-	-
. expired during the year	R$ 15.89	-	-	-
d fair value of the options at grant date	R$ 11.04	R$ 12.27	R$ 18.06	R$ 11.35
e potential dilution in the case of exercise of all options granted	0.002%	0.005%	0.002%	0.019%

Continued
a body	Board of Statutory Officers
b number of members (average)	19
option granting year	2004	2005		2006		2007			2008					2009			2,010
c with respect to each granting of stock options:
i grant date	02/16/04	02/01/05	02/21/05	02/21/06	07/04/06	02/14/07	09/03/07		02/11/08	03/03/08		09/03/08		03/03/09	03/06/09		04/17/10		08/17/10		08/30/10		09/30/10
ii number of options granted	631,812	48,489	2,979,625	3,517,250	158,127	3,822,500	24,743		3,699,847	44,468		8,252		6,291,340	205,368		2,130,176		103,841		235,784		888,608
iii term for options to become exercisable	01/01/09	1/3 per year after 3 years	01/01/10	01/01/11	1/3 per year after 3 years	01/01/12	50% after 3 years and 50% after 5 years		01/01/13	50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/14	50% after 3 years and 50% after 5 years		01/01/15		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years
iv maximum term for the exercise of the options	12/31/11	12 months	12/31/12	12/31/13	12 months	12/31/14	-		12/31/15	-		-		12/31/16	-		12/31/17		09/30/15		09/30/15		10/31/15
v term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	without restriction		2 years for 50%	without restriction		without restriction		2 years for 50%	without restriction		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18
vi weighted average strike price of each of the following share groups:
. outstanding at the beginning of the year	R$ 11.52	R$ 15.31	R$ 16.21	R$ 24.12	R$ 25.62	R$ 30.72		(1)	R$ 35.41		(1)		(1)	R$ 23.16		(1)	37,52	(2)		(1)		(1)		(1)
. lost during the year					-	R$ 33.39			R$ 38.49		(1)		(1)	R$ 25.17		(1)	R$ 40.38
. exercised during the year	R$ 12.26	R$ 15.69	R$ 16.50	-	26.73	R$ 31.19		(1)	-	-		-		R$ 24.92	-		-		-		-		-
. expired during the year	-	R$ 15.89	-	-	26.69	-		(1)	-	-		-		-	-		-		-		-		-
d fair value of the options at grant date	R$ 4.20	R$ 11.04	R$ 6.20	R$ 10.27	R$ 12.42	R$ 8.70	R$ 32.35		R$ 5.69	R$ 29.31		R$ 25.73		R$ 4.25	R$ 17.31		R$ 12.22		R$ 33.67		R$ 32.48		R$ 35.73
e potential dilution in the case of exercise of all options grated	0.014%	0.066%		0.080%		0.084%			0.082%					0.142%					0.073%

Note:

1. (1) Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of fiscal year.

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2011
a body	Board of Directors
b number of members (average)	7
option granting year	2007	2008	2009
c with respect to each granting of stock options:
i grant date	03/21/07	05/14/08	08/10/09
ii number of options granted	227,703	75,901	874,167
iii term for the options to become exercisable	1/3 per year after 3 years	1/3 per year after 3 years	01/04/12
iv maximum term to exercise options	12 months	12 months	31/12/14
v term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	N/A
vi weighted average strike price of each of the following share groups:
. outstanding at the beginning of the year	R$ 34.60	R$ 42.99	R$ 30.45
. lost during the year	35.34	-	-
. exercised during the year	-	-	-
. expired during the year	35.34	-	-
d fair value of options on the grant date	12.27	18.06	11.35
e potential dilution in the case of exercise of all the options granted	0.005%	0.002%	0.019%

Continuation
a body	Board of Statutory Officers
b number of members (average)	18
option granting year	2004	2005	2006		2007			2008			2009			2010							2011
c with respect to each granting of stock options:
i grant date	02/16/04	02/21/05	02/21/06	07/04/06	02/14/07	09/03/07		02/11/08	03/03/08		03/03/09	03/06/09		04/17/10	08/17/10		08/30/10		09/30/10		04/19/11		02/28/11		08/19/11
ii number of options granted	186,312	1,080,375	2,637,250	105,417	2,392,500	7,561		2,997,085	36,541		4,595,580	188,226		1,891,944	74,471		235,784		705,396		2,821,538		524,333		474,177
iii term for the options to become exercisable	01/01/09	01/01/10	01/01/11	1/3 per year after 3 years	01/01/12	50% after 3 years and 50% after 5 years		01/01/13	50% after 3 years and 50% after 5 years		01/01/14	50% after 3 years and 50% after 5 years		01/01/15	50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		01/01/16		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years
iv maximum term to exercise options	12/31/11	12/31/12	12/31/13	12 months	12/31/14	-		12/31/15	-		12/31/16	-		12/31/17	09/30/15		09/30/15		10/31/15		12/31/18		03/31/16		09/30/16
v term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	without restriction		2 years for 50%	without restriction		2 years for 50%	without restriction		2 years for 50%	50%: 08/17/15 and 50%: 08/17/18		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18		2 years for 50%		50%: 02/28/16 and 50%: 02/28/19		50%: 08/19/16 and 50%: 08/19/19
vi weighted average strike price of each of the following share groups:
. outstanding at the beginning of the year	R$ 12.79	R$ 18.00	R$ 26.78	R$ 27.42	R$ 34.10		(1)	R$ 39.32		(1)	R$ 25.71		(1)	R$ 41.77		(1)		(1)		(1)	40,80	(2)		(1)		(1)
. lost during the year				-	-			40.46	-		-	-		-	-		-		-		-		-
. exercised during the year	12.83	18.35	27.39	28.45	-	-		-	-		-	-		-	-		-		-		-		-		-
. expired during the year	13.46	-	-	28.49	-	-		-	-		-	-		-	-		-		-		-		-		-
d fair value of options on the grant date	4.20	6.20	10.27	12.86	8.70	31.68		5.69	32.83		4.25	17.31		12.22	33.67		32.48		35.73		11.02		32.84		23.69
e potential dilution in the case of exercise of all the options granted	0.004%	0.024%	0.060%		0.053%			0.066%			0.105%			0.064%							0.084%

Note:

1. Granting of stock options , which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2. Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

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2012
a body	Board of Directors
b number of members (average)	8
option granting year	2007		2008											2009					2010								2011								2012
c with respect to the granting of stock options:
i grant date		03/21/07		05/14/08		02/29/08			03/03/08			09/03/08			03/06/09			08/10/09		04/17/10		08/30/10			09/30/10			02/28/11			04/19/11		08/19/11			04/27/12
ii number of options granted		151,802		75,901		33,474			39,905			46,709			70,315			874,167		117,617		7,004			19,904			20,604			137,620		8,890			160,017
iii term for the options to become exercisable		50%: 03/21/11 and 50%: 03/21/12		1/3 per year after 3 years		03/09/12			03/03/13			03/09/13			06/03/12			01/04/12		01/01/15		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			01/01/16		50% after 3 years and 50% after 5 years			01/01/17
iv maximum term for the exercise of the options		12 months		12 months		-			-			-			-			12/31/14		12/31/17		09/30/15			10/31/15			03/31/16			12/31/18		09/30/16			12/31/19
v term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		without restriction			without restriction			without restriction			without restriction			N/A		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			50%: 02/28/16 and 50%: 02/28//19			2 years for 50%		50%: 08/19/16 and 50%: 08/19/19			2 years for 50%
vi weighted average strike price of each of the following share groups:
. outstanding at the beginning of the year	R$	37.03	R$	46.02			(1)			(1)			(1)			(1)	R$	32.01	R$	43.90			(1)			(1)			(1)	R$	42.88			(1)	R$	32.07	(2)
. lost during the year	R$	37.27	R$	46.72		-			-			-			-			-		-		-			-			-			-					-
. exercised during the year		-		-		-			-			-			-			-		-		-			-			-			-		-			-
. expired during the year	R$	37.27	R$	46.72		-			-			-			-			-		-		-			-			-			-		-			-
d fair value of the options on the grant date	R$	12.78	R$	18.06	R$	30.99		R$	31.90		R$	24.76		R$	17.31		R$	11.35	R$	12.22	R$	32.48		R$	35.73		R$	32.84		R$	11.02	R$	23.69		R$	7.82
e potential dilution in the case of exercise of all options granted		0.003%				0.004%									0.021%							0.003%									0.004%					0.004%

Continued
a body	Board of Statutory Officers
b number of members (average)	18
option granting year	2006				2007					2008					2009					2010											2011								2012
c with respect to the granting of stock options:
i grant date		02/21/06		07/04/06		02/14/07		09/03/07			02/11/08		03/03/08			03/03/09		03/06/09			04/17/10		08/17/10			08/30/10			09/30/10			02/28/11			04/19/11		08/19/11			02/24/12			04/27/12
ii number of options granted		2,475,457		52,707		2,359,500		7,561			2,379,161		18,270			4,569,510		188,226			1,877,525		120,212			190,043			705,396			567,190			2,816,924		432,195			488,570			3,026,850
iii term for the options to become exercisable		01/01/11		04/07/11		01/01/12		03/09/12			01/01/13		03/03/13			01/01/14		50% after 3 years and 50% after 5 years			01/01/15		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			01/01/16		50% after 3 years and 50% after 5 years			50% after 3 years and 50% after 5 years			01/01/17
iv maximum term for the exercise of the options		12/31/13		12 months		12/31/14		-			12/31/15		00/01/00			12/31/16		00/01/00			12/31/17		09/30/15			09/30/15			10/31/15			03/31/16			12/31/18		30/09/16			03/31/17			12/31/19
v term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		2 years for 50%		without restriction			2 years for 50%		without restriction			2 years for 50%		without restriction			2 years for 50%		50%: 08/17/15 and 50%: 08/17/18			50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			50%: 02/28/16 and 50%: 02/28/19			2 years for 50%		50%: 08/19/16 and 50%: 08/19/19			50%: 02/24/17 and 50%: 02/24/20			2 years for 50%
vi weighted average strike price of each of the following share groups:
. outstanding at the beginning of the year	R$	28.15	R$	29.35	R$	41.32			(1)	R$	41.32			(1)	R$	27.02			(1)	R$	43.90			(1)			(1)			(1)			(1)	R$	42.88			(1)			(1)	R$	32.07	(2)
. lost during the year		-		29.89		-					-		-			-		-			-		-			-			-			-			-		-			-			-
. exercised during the year	R$	28.20		-		-		-			-		-			-		-			-		-			-			-			-			-		-			-			-
. expired during the year		-	R$	29.89		-		-			-		-			-		-			-		-			-			-			-			-		-			-			-
d fair value of the options on the grant date	R$	10.27	R$	13.22	R$	8.70	R$	31.68		R$	5.69	R$	31.90		R$	4.25	R$	17.31		R$	12.22	R$	33.67		R$	32.48		R$	35.73		R$	32.84		R$	11.02	R$	23.69		R$	31.99		R$	7.82
e potential dilution in the case of exercise of all options granted		0.055%				0.052%					0.052%					0.104%					0.063%											0.083%								0.066%

Nota:

1. Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2. Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

With respect to stock-based compention provided for 2013, see clarification in item 13.2.

271

13.7. With respect to the outstanding options of the Board of Directors and Board of Statutory Officers at the end of the previous year, please prepare a table containing:

a body	Board of Directors
b number of members	8
option granting year	2007		2008								2009			2010								2011								2012
c with respect to the options that cannot yet be exercised
i number				25,300		39,905			46,709			35,157			117,617		7,004			19,904			137,620		20,604			8,890			160,017
ii date on which they can be exercised				05/14/13		03/03/13			09/03/13			03/06/14			01/01/15		50%: 08/17/13 and 50%: 08/17/15			50%: 09/30/13 and 50%: 09/30/15			01/01/16		50%: 02/28/14 and 50%: 02/28/16			50%: 08/19/14 and 50%: 08/19/16			01/01/17
iii maximum term for the exercise of options				12 months		-			-			-			12/31/17		09/30/2015			10/31/15			12/31/18		03/31/16			09/30/2016			12/31/19
iv term of restriction for the transfer of shares				2 years for 50%		without restriction			without restriction			without restriction			2 years for 50%		50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			2 years for 50%		50%: 02/28/16 and 50%: 02/28/19			50%: 08/19/16 and 50%: 08/19/19			2 years for 50%
v weighted average strike price			R$	48.46			(1)			(1)			(1)	R$	47.01			(1)			(1)	R$	45.92			(1)			(1)	R$	34.34
vi fair value of the options on the last day of the year			R$	19.19	R$	31.90		R$	24.76		R$	16.69		R$	12.22	R$	22.86		R$	35.73		R$	11.02	R$	32.84		R$	23.69		R$	7.82
d with respect to the options that can be exercised
i number		75,901		25,300		33,474						874,167
ii maximum term for the exercise of the options		03/20/13		05/13/13		-						12/31/14
iii term of restriction for the transfer of shares		2 years for 50%		2 years for 50%		without restriction						without restriction
iv weighted average strike price	R$	39.00	R$	48.46			(1)				R$	34.27
v fair value of the options on the last day of the year	R$	13.21	R$	18.18	R$	30.99					R$	11.35
vi fair value of total options on the last day of the year	R$	1,003,024	R$	460,069	R$	1,037,444					R$	9,921,795

Continued
a body	Board of Statutory Officers
b number of members	18
option granting year	2006		2007		2008					2009					2010								2011								2012
c with respect to the options that cannot yet be exercised
i number						2,379,161		8,030			4,569,510		94,113			1,877,525		310,255			705,396			567,190			2,816,924		432,195			488,570			3,026,850
ii date on which they can be exercised						01/01/13		03/03/13			01/01/14		03/06/14			01/01/15		50%: 08/17/13 and 50%: 08/17/15			50%: 09/30/13 and 50%: 09/30/15			50%: 02/28/14 and 50%: 02/28/16			01/01/16		50%: 08/19/14 and 50%: 08/19/16			50%: 02/24/15 and 50%: 02/24/17			01/01/17
iii maximum term for the exercise of options						12/31/15		-			12/31/16		-			12/31/17		09/30/2015			10/31/15			03/31/16			12/31/18		09/30/2016			03/31/16			12/31/19
iv term of restriction for the transfer of shares						2 years, 50%		without restriction			2 years, 50%		without restriction			2 years, 50%		50%: 08/17/15 and 50%: 08/17/18			50%: 09/30/15 and 50%: 09/30/18			50%: 02/28/16 and 50%: 02/28/19			2 years, 50%		50%: 08/19/16 and 50%: 08/19/19			50%: 02/24/17 and 50%: 02/24/20			2 years, 50%
v weighted average exercise price					R$	44.25			(1)	R$	28.94			(1)	R$	47.01			(1)			(1)			(1)	R$	45.92			(1)			(1)	R$	34.34
vi fair value of the options on the last day of the year					R$	5.69	R$	31.90		R$	4.25	R$	16.69		R$	12.22	R$	33.07		R$	35.73		R$	32.84		R$	11.02	R$	23.69		R$	31.99		R$	7.82
d with respect to the options that can be exercised
i number		1,647,750		2,359,500
ii maximum term for the exercise of options		12/31/13		12/31/14
iii term of restriction for the transfer of shares		2 years for 50%		3 years for 50%
iv weighted average exercise price	R$	30.14	R$	38.38
v fair value of the options on the last day of the year	R$	10.27	R$	8.70
vi fair value of total options on the last day of the year	R$	16,917,779	R$	20,531,897

Note:

1.	Granting of stock options, which strike price is a positive covenant, according to the concept explained in item 13.4, “i”.

2.	The amounts are adjusted by the events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.	As provided for in sub item 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer in 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or of members of the Board of Directors who, in the part, were part of the Board of Officers.

272

13.8. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

2010
a body	Board of Directors		Board of Statutory Officers
b number of members	1		9
option granting year	2005		2004		2005		2006		2007		2009
c with respect to the options exercised, please inform:
i number of shares		105,417		152,000		1,397,739		52,710		631,122		694,980
ii weighted average strike price	R$	15.96	R$	12.26	R$	16.47	R$	26.73	R$	30.63		24.92
iii total amount of the difference between the strike price and the market value of shares related to the options exercised:	R$	2,038,449	R$	4,018,880	R$	30,662,922	R$	304,189	R$	4,996,859	R$	11,036,282
d with respect to the shares delivered, please inform:
i number of shares		N/A		N/A		N/A		N/A		N/A		N/A
ii weighted average purchase price		N/A		N/A		N/A		N/A		N/A		N/A
iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A

2011
a body	Board of Statutory Officers
b number of members	6
option granting year	2004		2005		2006		2008
c with respect to the options exercised, please inform:
i number of shares		186,312		1,080,375		143,460		18,271
ii weighted average strike price	R$	12.83	R$	18.34	R$	27.39		(1)
iii total amount of the difference between the strike price and the market value of shares related to the options exercised:	R$	4,884,722	R$	16,917,323	R$	1,677,426	R$	680,047
d with respect to the shares delivered, please inform:
i number of shares		N/A		N/A		N/A		N/A
ii weighted average purchase price		N/A		N/A		N/A		N/A
iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A

Note:

1.	Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in item 13.4, ”i”.

2012
a body	Board of Statutory Officers
b number of members	4
option granting year	2006		2007		2009
c with respect to the options exercised, please inform:
i number of shares		775,000		7,561		94,113
ii weighted average strike price	R$	28.20		(1)		(1)
iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	8,020,000	R$	242,330	R$	3,378,657
d with respect to the shares delivered, please inform:
i number of shares		N/A		N/A		N/A
ii weighted average purchase price		N/A		N/A		N/A
iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A

Note:

Granting of stock options, which strike price is a positive covenant, according to the concept explained in sub-item 13.4, ”i”.

273

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, this as an explanation of the pricing model for share and option value, indicating, at least:

a) The pricing model

Itaú Unibanco Holding adopts the Binomial model for simple options and the Black-Scholes model for partner options:

•	Binomial pricing model: assumes that there are two possible paths for the performance of asset prices –upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•	Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with a constant interest rate and volatility through to the maturity of the transaction. That is, the probabilistic distribution of prices of an underlying asset in a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis and composed between two dates is normal.

b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

The Binomial pricing model used in the simple options plan takes into account, for pricing purposes, the price assumptions relating to the underlying assets, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The Black & Scholes pricing model used in the partner options considers the price assumptions regarding the underlying assets, dividend return rate, vesting period and term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of the Issuer´s preferred shares (ITUB4) used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the ITUB4 (Itaú Unibanco Holding preferred share), released by BM&FBOVESPA, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last three (3) years of Paid Dividends, plus the Interest on Capital of the ITUB4 share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option plan;

•	Term of the option: the term of the option is set at the time of its issue;

•	Vesting period of the option: the vesting period of the option is set at the time of its Issue.

The economic assumptions used are as follows:

274

Grant		Vesting period up	Maximum term for the exercise of the	Price of Underlying	Fair	Expected	Risk – Free Interest	Expected
No.	Date	to	option	Asset	Value	Dividends	Rate	Volatility

Simple Options
37th	1/13/2012	12/31/2015	12/31/2018	35,50	8,85	2.97%	5.25%	30.32%
38th	1/13/2012	12/31/2016	12/31/2019	35,50	12,45	2.97%	5.25%	30.32%
38th	04/27/2012	12/31/2016	12/31/2019	29,70	7,82	3.02%	3.91%	29.93%

Partner Options (*)
15th	2/24/2012	2/24/2015	-	36,00	32,94	2.97%	-	-
15th	2/24/2012	2/24/2017	-	36,00	31,04	2.97%	-	-
16th	2/24/2012	2/24/2015	-	36,00	32,94	2.97%	-	-
16th	2/24/2012	2/24/2017	-	36,00	31,04	2.97%	-	-
17th	6/14/2012	8/18/2014	-	29,57	27,69	3.02%	-	-
17th	6/14/2012	2/27/2014	-	29,57	28,08	3.02%	-	-
17th	6/14/2012	2/23/2015	-	29,57	27,26	3.02%	-	-
17th	6/14/2012	8/18/2016	-	29,57	26,06	3.02%	-	-
17th	6/14/2012	2/27/2016	-	29,57	26,44	3.02%	-	-
17th	6/14/2012	2/23/2017	-	29,57	25,65	3.02%	-	-

* The fair value of partner options is measured based on the fair value of Itaú Unibanco Holding’s shares at the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from one to seven years, from the time when the option is issued up to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued. From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the Binomial tree takes into consideration the vesting period for the exercise of options.

d) Method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the ITUB4 share, adjusted by the IGP-M variation, according to the series.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted for splits, bonuses and reverse splits.

275

13.10. With respect to the pension plans in effect granted to the members of the board of directors and board of statutory officers, please supply the following information in a table format:

a body	Board of Directors				Board of Statutory Officers
b number of members	1		1		6		4		2
c plan's name	ITAUBANCO CD (1)		Futuro Inteligente		ITAUBANCO CD (1)		Futuro Inteligente		Flexprev PGBL
d number of management members that have the conditions necessary for retirement		-		1		3		1		-
e conditions for early retirement		50 years of age		50 years of age		50 years of age		50 years of age		50 years of age
f restated amounts of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$	1,227,034	R$	1,151,128	R$	15,823,362	R$	1,898,833	R$	43,108
g total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$	48,372	R$	279,131	R$	429,008	R$	509,766	R$	31,500
h whether there is the possibility of early redemption and what the conditions are		No		No		No		No		No

Notes:

I. The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

II. (1) The Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the officers’ individual rights. Accordingly, the Issuer will await the judgment from the Superior Justice Court (“STJ”) in connection with the petition for an injunction filed by the Brazilian Institute of Financial Executives (IBEF) Rio de Janeiro against the related disclosure requirement.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer

The Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s income or loss related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

2010
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	59%	41%	0%

2011
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	66%	49%	0%

276

2012
Body	Board of Directors	Board of Statutory Officers	Fiscal Council
Related parties	80%	45%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s income or loss as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, this as commissions and consulting or advisory services provided

None.

13.15. With respect to the past three years, please indicate the amounts recognized in income or loss of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these people.

2010 - compensation received due to the position held in the issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	115,325,991	-	115,325,991
Companies under common control	-	-	-	-

2011 - compensation received due to the position held in the issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	102,556,262	-	102,556,262
Companies under common control	-	-	-	-

2012 - compensation received due to the position held in the issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	137,949,478	-	137,949,478
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

The issuer has a relevant interest in other companies. The information on plans to stock-based compensation instituted by these companies can be found in their respective reference forms.

As disclosed in our financial statements published on February 5, 2013, the fees paid to key management personnel in the 2012 fiscal year were composed as follows:

277

		R$ thousand
	12/31/2012	12/31/2011
Compensation	243,708	270,993
Board of Directors	8,028	4,798
Management members	235,680	266,195
Profit Sharing	159,026	191,923
Board of Directors	1,500	1,000
Management members	157,526	190,923
Contribution to retirement plans	7,738	5,018
Board of Directors	4	163
Management members	7,734	4,855
Stock Option Plan - Management members	163,384	149,629
Total	573,856	617,563

Notes:

I. The Stock Option Plan represents the value of the share purchase options granted to executives. It should be noted that, under the case law currently in force in Brazil, the Issuer believes that this award is not compensatory in nature.

II. It should be emphasized that, in compliance with CMN Resolution No.3,750, through which CPC 05 – Disclosure on Related Parties was adopted, and which was approved by the Committee on Accountancy Pronouncements (Comitê de PronunciamentosContábeis - “CPC”) on October 30, 2008, key management personnel are those persons who have authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of the entity. The amount disclosed in our financial statements refers to the compensation of the officers and directors of the Issuer, and of its subsidiaries and affiliates.

278

ITEM 14 – HUMAN RESOURCES

14.1. Describe the Issuer’s human resources, supplying the following information:

a) The number of employees (total, by groups based on the activity performed and by geographic location).

General

The following table shows the number of employees as of December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Employees (consolidated)	96,977	104,542	108,040
Brazil	90,323	98,258	102,316
Abroad	6,654	6,284	5,724
Argentina	1,651	1,566	1,514
Chile	2,451	2,334	2,043
Uruguay	1,162	1,099	1,071
Paraguay	701	650	517
Europe	261	213	212
Other	428	422	367

The following table shows the number of employees per business unit as of December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Commercial Bank	91,304	95,534	93,430
Itaú BBA	2,848	3,024	2,387
Consumer Credit	2,781	5,941	12,133
Activities with the market + Treasury	44	43	90
Total	96,977	104,542	108,040

The number of employees decreased by 7.2% from December 31, 2011 to December 31, 2012.

b) Number of outsourced employees (total, by groups based on the activity performed and by geographical location)

	December 31,
Category	2012	2011	2010
Safety	13,863	14,024	14,670
Cleaning	3,831	3,869	4,105
Maintenance	1,765	1,759	1,755
Information Technology (IT)	3,670	3,120	2,462
Mailing room	1,846	1,849	1,849
Temporary labor	2,958	1,400	1,376
Legal advisors	394	399	399
Services	2,474	2,440	2,619
Other	1,929	2,849	2,391
Total Itaú Unibanco	32,730	31,709	31,626

	December 31,
	2012	2011	2010
South	2,909	3,171	4,009
Southeast	24,624	24,606	24,025
Mid-west	1,267	1,204	1,146
Northeast	3,584	2,354	2,081
North	346	374	365
Total	32,730	31,709	31,626

279

c) Turnover rate

	Turnover
Year	Involuntary	Voluntary	Other	Total
2010	4.46%	2.55%	0.05%	7.06%
2011	8.74%	2.95%	0.07%	11.75%
2012	11.14%	2.78%	0.07%	13.99%

d) Issuer’s exposure to labor liabilities and contingencies

For 2012, the Issuer and its subsidiaries were not exposed to labor liabilities and contingencies that were significant in terms of the matters or amounts involved. The labor claims portfolios of subsidiaries during the period included claims filed both by employees/former employees, and by outsourced service providers. Among the main demands in the labor claims filed by employees/former employees of Itaú Unibanco Conglomerate are those related to overtime (mainly due to differentiated banking working hours) and salary equalization. Regarding the labor contingencies filed by outsourced service providers, the main demands were related to subsidiary liability of a company belonging to Itaú Unibanco Conglomerate that uses the outsourced services.

14.2. Comment on any relevant changes having occurred with respect to the figures disclosed in item 14.1 above.

None.

14.3. Describe the Issuer’s employee compensation policies, explaining:

a) Salary and variable compensation policy

Regarding their policy on fixed and variable compensation, the Issuer and its controlled companies have adopted market parameters and a compensation strategy according to the business area in which each employee works. This alignment is measured periodically through the commissioning of salary surveys from specialized consultancies, participation in surveys conducted by other banks, as well as participation in specialized forums on this subject.

The fixed compensation seeks to acknowledge the complexity and maturity of the employee in relation to their scope of work/duties. Employees have their fixed compensation changed according to the policy on promotion and merit, which takes into consideration the seniority of the employee and their performance when carrying out their duties.

The variable compensation, in turn, acknowledges the level of dedication, the results achieved and their short, medium and long-term sustainability.

In addition, employees have wage adjustments and guaranteed profit sharing, established in Collective Bargaining Agreements, signed between the unions of each category of employee at the respective base date.

b) Benefit policy

The Issuer and its controlled companies provide several benefits established in the Collective Bargaining Agreements with the unions of the many categories of employees, the conditions of which are defined in these documents (allowances for meals, nursery/nanny care for children, transportation, etc.). There are also additional and differentiated benefits, such as: (i) medical and dental care plan, (ii) private pension plan, (iii) group life insurance, (iv) psychosocial services, and (v) differentiated treatment in the use of banking products and services.

280

Other benefits are given to the employees of the Issuer and its controlled companies through entities that are part of the Itaú Unibanco Conglomerate, such as Fundação Itaú Unibanco Clube and Instituto Assistencial Pedro di Perna.

c) Characteristics of share-based payments to non-management employees, identifying:

It is important to highlight the fact that, based on the case law in place in Brazil, the Issuer understands that its stock option plan is not compensatory in nature. Without restriction to and for merely illustrative purposes, the provisions on the Issuer’s Stock Option Plan (“Plan”) were included in subitem 13.4, as well as in this item 14.3.c.

I - Groups of beneficiaries

In extraordinary cases, options granted under the Issuer’s Stock Option Plan described in subitem 13.4 may be allocated to eligible employees of the Issuer or its controlled companies, as described in item 13.4 “a”.

II - Exercise conditions

The non-management employees must be highly qualified or with great potential or performance of the Issuer and/or controlled companies.

III - Exercise prices

See sub-item “i” of item 13.4.

IV - Exercise terms

See sub-item “j” of item 13.4.

V - Number of shares committed by the plan

See sub-item “f” of item 13.4.

14.4. Describe the relations between the Issuer and unions

The relationship of the Itaú Unibanco Conglomerate with the unions that represent its employees is developed in a structured and transparent way, which guarantees the unions freedom of movement, protects the right to belong to a union, and gives priority to collective bargaining in matters of common interest.

Itaú Unibanco guarantees that union member employees shall not suffer discrimination on the grounds of their union affiliation or due to their taking part in union activities outside of working hours or in this period, provided that this is previously authorized by the employer.

Itaú Unibanco provides the unions with the option to run union affiliation campaigns in all of its units, as well as respecting and recognizing the prerogatives of employees elected to management positions in the unions that represent them by treating them similarly, irrespective of their political affiliation or membership of any union federation.

All of Itaú Unibanco’s employees are supported by Collective Bargaining Agreements that ensure additional rights supplementary to those provided for in the Brazilian labor legislation in force, and these are applied by the company as a minimum level of rights.

The respect for these principles reinforces the Itaú Unibanco Conglomerate’s commitment to always search for a balance in the relationship and find solutions to conflicts involving the interests of their employees and the unions representing them, without losing focus on the bottom line of the business and the value added to the shareholders.

281

15.1 - Identify the controlling shareholders or group of shareholders

15.2 – Identify the shareholders or groups of shareholders that act together or that represent the same interest, with an ownership interest equal to or higher than 5% in the same class or type of shares

BASE DATE December 31, 2012

Itaú Unibanco Holding S.A.	Common shares	%	Preferred shares	%	Total/Date of last change	%
IUPAR - Itaú Unibanco Participações S.A.	1,284,289,710	51.000000	0	-	1,284,289,710	25.542604
Nationality: Brazilian-SP					04/19/2013
CNPJ 04.676.564/0001-08
Itaúsa - Investimentos Itaú S.A.	973,657,190	38.664577	84,810	0.003379	973,742,000	19.366274
Nationality: Brazilian-SP					04/19/2013
CNPJ 61.532.644/0001-15
BlackRock Inc.	-	-	175,269,270	6.983355	175,269,270	3.485844
Nationality: American					04/19/2013
Treasury shares – Date of last change: 12/31/2012	2,100	0.000083	47,818,173	1.905247	47,820,273	0.951074

Other	260,266,040	10.335340	2,286,642,417	91.108019	2,546,908,457	50.654204

Total	2,518,215,040	100.000000	2,509,814,670	100.000000	5,028,029,710	100.000000

IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total/Date of last change	%
Itaúsa - Investimentos Itaú SA.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian-SP					02/27/2009
CNPJ 61.532.644/0001-15
Companhia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian-SP					02/27/2009
CNPJ 04.679.283/0001-09
Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

282

Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 002.938.068-53
João Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 667.197.397-00
Pedro Moreira Salles	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 551.222.567-72
Walther Moreira Salles Júnior	400	25.000000	800	25.000000	1,200	25.000000
Nationality: Brazilian-SP
CPF 406.935.467-00
Total	1,600	100.000000	3,200	100.000000	4,800	100.000000

Itaúsa – Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total/Date of last change	%
Companhia ESA	62,148,704	3.027334	10,541	0.000321	62,159,245	1.165732
Nationality: Brazilian-SP					05/07/2013
CNPJ 52.117.397/0001-08
Fundação Itaú Social	231,726,631	11.287668	4,677,906	0.142650	236,404,537	4.433522
Nationality: Brazilian-SP					05/07/2013
CNPJ 59.573.030/0001-30
Fundação Petrobrás de Seguridade Social - PETROS	289,969,097	14.124725	-	-	289,969,097	5.438070
Nationality: Brazilian-SP					05/07/2013
CNPJ 34.053.942/0001-50
O. E. Setubal S.A.	6	0.000001	-	-	6	0.000001
Nationality: Brazilian-SP					10/19/2010
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	158,752,856	7.733033	103,330,900	3.151017	262,083,756	4.915110
Nationality: Brazilian					05/07/2013
CNPJ 67.569.061/0001-45

283

Alfredo Egydio Arruda Villela Filho	243,120,188	11.842661	143,302,133	4.369917	386,422,321	7.246951
Nationality: Brazilian-SP					05/07/2013
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	243,120,188	11.842661	143,338,308	4.371020	386,458,496	7.247629
Nationality: Brazilian-SP					05/07/2013
CPF 066.530.828-06
Ricardo Villela Marino	43,151,453	2.101956	26,145,832	0.797302	69,297,285	1.299599
Nationality: Brazilian-SP					05/07/2013
CPF 252.398.288-90
Rodolfo Villela Marino	43,151,455	2.101957	26,145,832	0.797302	69,297,287	1.299599
Nationality: Brazilian-SP					05/07/2013
CPF 271.943.018-81
Paulo Setubal Neto	77,617,271	3.780826	21,993,218	0.670671	99,610,489	1.868092
Nationality: Brazilian-SP					05/07/2013
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 077.540.228-18
Julia Guidon Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 336.694.358-08
Paulo Egydio Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 336.694.318-10
Maria Alice Setubal	42,187,311	2.054992	26,540,840	0.809348	68,728,151	1.288925
Nationality: Brazilian-SP					05/07/2013
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,373	0.000067	282,659	0.008620	284,032	0.005327
Nationality: Brazilian-SP					05/07/2013
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,373	0.000067	117,293	0.003577	118,666	0.002225
Nationality: Brazilian-SP					05/07/2013
CPF 269.253.728-92

284

Tide Setubal Souza e Silva Nogueira	1,373	0.000067	467,509	0.014256	468,882	0.008793
Nationality: Brazilian-SP					05/07/2013
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	48,702,057	3.346556	19,675,631	0.599997	88,377,688	1.657432
Nationality: Brazilian-SP					05/07/2013
CPF 006.447.048-29
Bruno Rizzo Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,373	0.000067	1,373	0.000042	2,746	0.000052
Nationality: Brazilian-SP					05/07/2013
CPF 350.572.098-41
Luiza Rizzo Setubal	1,373	0.000067	5,581	0.000170	6,954	0.000130
Nationality: Brazilian-SP					05/07/2013
CPF 323.461.948-40
Roberto Egydio Setubal	68,435,319	3.333562	22,113,892	0.674351	90,549,211	1.698157
Nationality: Brazilian-SP					05/07/2013
CPF 007.738.228-52
Mariana Lucas Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 227.809.998-10
Paula Lucas Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 295.243.528-69
José Luiz Egydio Setubal	68,090,895	3.316785	17,866,583	0.544892	85,959,478	1.612081
Nationality: Brazilian-SP					05/07/2013
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 316.394.318-70
Gabriel de Mattos Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 348.338.808-73

285

Olavo Egydio Mutarelli Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SE					05/07/2013
CPF 394.635.348-73
Alfredo Egydio Setubal	68,122,464	3.318323	19,064,805	0.581370	87,187,269	1.635107
Nationality: Brazilian-SP					05/07/2013
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 407.919.708-09
Marina Nugent Setubal	1,373	0.000067	-	-	1,373	0.000026
Nationality: Brazilian-SP					05/07/2013
CPF 384.422.518-80
Ricardo Egydio Setubal	68,092,274	3.316852	19,604,952	0.597842	87,697,226	1.644671
Nationality: Brazilian-SP					05/07/2013
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	1,373	0.000067	32,835	0.001001	34.208	0.000642
Nationality: Brazilian-SP					05/07/2013
CPF: 230.936.378-21
Patricia Ribeiro do Valle Setubal	1,373	0.000067	32,835	0.001001	34,208	0.000642
Nationality: Brazilian-SP					05/07/2013
CPF 230.936.328-62
Other	-	-	-	-	-	-

Total	2,052,918,509	100.000000	3,279,287,212	100.000000	5,332,205,721	100.000000

286

Companhia ESA	Common shares	%	Total/Date of last change	%
O. E. Setubal S.A.	6	0.000001	6	0.000001
Nationality: Brazilian-SP
CNPJ 61.074.456/0001-90			10/19/2010
Alfredo Egydio Arruda Villela Filho	221,018,353	20.386267	221,018,353	20.386267
Nationality: Brazilian-SP			06/29/2012
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	221,018,353	20.386267	221,018,353	20.386267
Nationality: Brazilian-SP			06/29/2012
CPF 066.530.828-06
Ricardo Villela Marino	39,228,594	3.618363	39,228,594	3.618363
Nationality: Brazilian-SP			06/29/2012
CPF 252.398.288-90
Rodolfo Villela Marino	39,228,596	3.618363	39,228,596	3.618363
Nationality: Brazilian-SP			06/29/2012
CPF 271.943.018-81
Paulo Setubal Neto	70,561,156	6.508413	70,561,156	6.508413
Nationality: Brazilian-SP			06/29/2012
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 077.540.228-18
Julia Guidon Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 336.694.358-08
Paulo Egydio Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 336.694.318-10

287

Maria Alice Setubal	38,352,101	3.537517	38,352,101	3.537517
Nationality: Brazilian-SP			06/29/2012
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	62,456,416	5.760848	62,456,416	5.760848
Nationality: Brazilian-SP			06/29/2012
CPF 006.447.048-29
Bruno Rizzo Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 350.572.098-41
Luiza Rizzo Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 323.461.948-40
Roberto Egydio Setubal	62,213,927	5.738481	62,213,927	5.738481
Nationality: Brazilian-SP			06/29/2012
CPF 007.738.228-52
Mariana Lucas Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 227.809.998-10

288

Paula Lucas Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 295.243.528-69
José Luiz Egydio Setubal	61,902,063	5.709716	61,902,063	5.709716
Nationality: Brazilian-SP
CPF 011.785.508-18			06/29/2012
Beatriz de Mattos Setubal da Fonseca	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 316.394.318-70
Gabriel de Mattos Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 348.338.808-73
Alfredo Egydio Setubal	61,929,513	5.712248	61,929,513	5.712248
Nationality: Brazilian-SP			06/29/2012
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 407.919.708-09
Marina Nugent Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian-SP			06/29/2012
CPF 384.422.518-80
Ricardo Egydio Setubal	61,903,317	5.709831	61,903,317	5.709831
Nationality: Brazilian-SP			06/29/2012
CPF 033.033.518-99
Patricia Ribeiro do Valle Setubal	1,249	0.000115	1,249	0.000115
Nationality: Brazilian			06/29/2012
CPF 230.936.328-62
Total	1,084,153,158	100.000000	1,084,153,158	100.000000

289

O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285715	100,000	14.285715
Nationality: Brazilian-SP			01/05/2012
CPF 638.097.888-72
Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 570.405.408-00
Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 006.447.048-29
Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 007.738.228-52
José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 011.785.508-18
Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian-SP			01/05/2012
CPF 014.414.218-07
Ricardo Egydio Setubal	100,000	14.285715	100,000	14.285715
Nationality: Brazilian-SP			01/05/2012
CPF 033.033.518-99
Total	700,000	100.000000	700,000	100.000000

290

Rudric S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	809,250,630	99.999934	809,250,630	99.999934
Nationality: Brazilian-SP			12/31/2011
CPF 007.446.978-91
Ricardo Villela Marino	250	0.000033	250	0.000033
Nationality: Brazilian-SP			12/31/2011
CPF 252.398.288-90
Rodolfo Villela Marino	250	0.000033	250	0.000033
Nationality: Brazilian-SP			12/31/2011
CPF 271.943.018-81
Total	809,251,130	100.000000	809,251,130	100.000000

291

15.3 – Distribution of Capital

Date of last shareholders’ meeting/Date of last change	04/19/2013
Number of individual shareholders	81,617
Number of corporate shareholders	11,300
Number of institutional investors	1,642

Outstanding shares

Outstanding shares, corresponding to all of the Issuer’s shares except for those held by the parent company, the people related to it, management members of the Issuer and for the treasury shares.

Number of common shares (units)	215,152,500	9,398
Number of preferred shares (units)	2,212,798,792	96,982
Total	2,427,951,292	53,117

15.4. Should the Issuer wish, please insert a flowchart of the Issuer’s shareholders, identifying all direct and indirect parent companies, as well as the shareholders who have an interest equal to or higher than 5% in a class or type of shares, provided that it is compatible with the information presented in items 15.1 and 15.2

None.

15.5. With respect to any shareholders’ agreement filed at the Issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa and E. Johnston (owned by the Moreira Salles family) have a shareholders’ agreement to govern their relationships to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

c) term of effectiveness

The Shareholders’ agreement is in effect for a period of twenty years from January 27, 2009 and may be automatically renewed for successive periods of ten years, unless any shareholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period, according to the procedures set forth in the shareholders’ agreement.

d) description of the clauses related to the exercise of the voting rights and control

e) description of the clauses related to the appointment of management members

The IUPAR’s Board of Directors is composed of four members, two appointed by Itaúsa and two by E. Johnston, and the Executive Board is composed of four members, two appointed by Itaúsa and two by E. Johnston. The Board of Directors of Itaú Unibanco Holding consists of a maximum of 14 members, six of whom are appointed by Itaúsa and E. Johnston.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The shares issued by IUPAR cannot be transferred by the shareholder to third parties until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR, the other party may opt to (i) exercise the preemptive rights and purchase the shares, or (ii) exercise the tag-along right pursuant to the same terms and conditions, or (iii) waive both preemptive and tag-along rights. Itaúsa may, through its own free will, transfer the shares issued by Itaú Unibanco Holding that it directly owns. Finally, if the parties decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa may exercise its tag-along rights in order to include all or a portion of the shares issued by Itaú Unibanco Holding that it directly owns.

The Board members appointed by Itaúsa and E. Johnston voted together.

292

15.6. Indicate relevant changes in the ownership interests of the Issuer’s control group and management members.

None.

15.7. Supply other information that the Issuer may deem relevant

The number of individual and corporate shareholders and institutional investors stated in item 15.3 hereof refers to the March 31, 2013 base date.

The number of outstanding shares informed in item 15.3 hereof refers to the December 31, 2012 base date.

293

ITEM 16 - TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the Issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter

The transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3.750, of June 30, 2009. These transactions are carried out at amounts, terms and average rates that are usual in the market, in effect on the respective dates, and at arm’s length conditions.

On October 22, 2012, our Board of Directors approved the Policy on Transactions with Related Parties. The definition of a related party is included in this policy and comprises controlling stockholders and controlled companies, and those under common control with Itaú Unibanco Holding S.A., as well as its directors and officers, certain relatives of these persons and any companies directly or indirectly controlled by these persons. Our Policy on Transactions with Related Parties establish that any transactions involving related parties should be carried out transparently and on arm’s length terms, in compliance with the other practices adopted by the management of Itaú Unibanco Holding S.A. (such as the guidelines of our Code of Ethics). The transaction should also be carried out in writing and be clearly disclosed in the financial statements of Itaú Unibanco, pursuant to the materiality criteria established by the accounting standards.

Any operations that amount, in one agreement or successive agreements for the same purpose, within one year, equal to or higher than R$ 1,000,000.00, defined as a Significant Amount (except for those carried out between wholly-owned companies, either directly or indirectly, by Itaú Unibanco Holding S.A.), are analyzed by our Ethics Superintendency and Ombudsman and reported on a quarterly basis to the Board of Directors. Any operations that reach, in one agreement or successive agreements for the same purpose, within one year, an amount equal to or higher than 0.1% of our stockholders’ equity, defined as a Relevant Amount (except for those carried out between wholly-owned companies, either directly or indirectly, by Itaú Unibanco Holding S.A.), should be previously analyzed by an ad hoc committee composed of two independent members of our Board of Directors and one member of our Audit Committee, and subsequently submitted for the approval of our Board of Directors.

These transactions are eliminated from the consolidated financial statements and also consider the absence of risk.

The unconsolidated related parties are as follow:

•	Itaúsa, the main parent company of Itaú Unibanco Holding, its controlling companies and its non-financial subsidiaries, particularly Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding and/or its subsidiaries

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities maintained by Itaú Unibanco and subsidiaries to operate in their respective areas of interest

•	The investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and Banco BPI, S.A., Tecnologia Bancária S.A., MCC Securities Inc. and MCC Corredora de Bolsa S.A.

294

16.2. Describe, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the Issuer’s individual or consolidated financial statements and that have been entered into in the past three years or that are in effect in the current year:

a) The names of related parties

•	Itaú Unibanco S.A. - Subsidiary

•	Itaúsa Investimentos Itaú S.A. - controlling shareholder

•	Duratex S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itaúsa Empreendimentos S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itaú Gestão de Ativos S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento Investimento, FIC Promotora de Vendas Ltda. – Entities under common control

•	Elekeiroz S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	Itautec S.A. – Non-financial subsidiary of Itaúsa, main controlling shareholder of Itaú Unibanco Holding

•	UBB Prev Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Fundação Banorte – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Fundação Itaubanco – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	FUNBEP – Fundo de Pensão Multipatrocinado – Closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding

•	Instituto Itaú Cultural – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Fundação Itaú Social – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Instituto Unibanco de Cinema – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest

•	Associação Clube “A” – entity maintained by Itaú Unibanco and subsidiaries in order to operate in its respective areas of interest.

b) Relationship with the issuer

See items a) and e).

295

c) Transaction date

See item e).

d) Subject matter of the agreement

•	Interbank Investments

•	Securities

•	Interbank Deposits

•	Repurchase Agreements

•	Donations for investments in social projects according to Law No. 8,313/91, Art.26

•	Rentals from the common use of the structures

•	Data processing: Specialized Technical and Equipment Maintenance Services

•	Agreement for Apportionment of Common Costs due to the use of the common structure.

296

e) Amount involved in the transaction

Parent Company											R$ million
Name of the related party	Relationship of the party with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (Due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
Itaú Unibanco S.A.	Subsidiary	01/10/2012	Interbank Investments	26,662.81	27,236.58	2,479.68	12/13/2032	Not applicable	Not applicable	Not applicable	Investment
Grand Cayman Branch	Subsidiary	4/15/2010	Interbank Investments	6,269.59	6,269.59	382.63	04/15/2020	Not applicable	Not applicable	Not applicable	Investment
Grand Cayman Branch	Subsidiary	1/24/2012	Securities	10,414.71	10,414.71	264.31	05/13/2023	Not applicable	Not applicable	Not applicable	Investment
Itaú Corretora de Valores S.A.	Subsidiary	01/02/2012	Expenses with Provision of Services	-	-	(3.24)	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services

297

Consolidated											R$ million
Name of the related party	Relationship of the party with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Result	Duration (Due date)	Corresponding amount of such related party in the transaction, if it can be determined	Related guarantees and insurance policies	This relationship is a loan or another type of debt	Nature of and reasons for the transaction
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	Joint-Control	04/23/2010	Interbank Investments	608.88	614.13	47.56	1/4/2013	Not applicable	Not applicable	Not applicable	Investment
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Joint-Control		Interbank Investments	-	-	14.25	10/01/2012	Not applicable	Not applicable	Not applicable	Investment
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (*)	Joint-Control	2/28/2012	Interbank Investments	989.75	990.02	82.43	07/02/2012	Not applicable	Not applicable	Not applicable	Investment
Duratex S.A.	Non-Financial Subsidiary of ITAÚSA	11/21/2011	Deposits	(2.18)	(2.18)	(1.33)	03/28/2012	Not applicable	Not applicable	Not applicable	Funding
Elekeiroz S.A.	Non-Financial Subsidiary of ITAÚSA		Deposits	-	-	(0.32)		Not applicable	Not applicable	Not applicable	Funding
Porto Seguro S.A.	Affiliated Company		Deposits	(1.05)	(0.01)			Not applicable	Not applicable	Not applicable	Funding
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	Joint-Control	11/29/2011	Deposits	(0.07)	(0.07)	(0.19)	02/01/2012	Not applicable	Not applicable	Not applicable	Funding
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Joint-Control		Deposits	-	-	(0.09)		Not applicable	Not applicable	Not applicable	Funding
Facilita Promotora S.A. (*)	Joint-Control	08/29/2012	Repurchase Agreement	(1.55)	(1.59)	(0.18)	06/01/2021	Not applicable	Not applicable	Not applicable	Funding
Olímpia Promoção e Serviços S.A. (*)	Subsidiary	10/27/2008	Repurchase Agreement	(1.92)	(1.93)	(0.12)	10/01/2024	Not applicable	Not applicable	Not applicable	Funding
Banco Investcred Unibanco S.A. (*)	Joint-Control	12/30/2012	Repurchase Agreement	(18.62)	(18.62)	(1.57)	01/02/2012	Not applicable	Not applicable	Not applicable	Funding
Porto Seguro S.A.	Affiliated Company	1/1/2012	Amounts Receivable from Related Parties	11.87	11.87	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	Joint-Control	1/1/2012	Amounts Payable to Related Parties	(3.94)	3.94	-	12/31/2011	Not applicable	Not applicable	Not applicable	Provision of Services
Olímpia Promoção e Serviços S.A.	Subsidiary	1/1/2012	Amounts Payable to Related Parties	(1.00)	(1.00)	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (*)	Joint-Control	1/1/2012	Amounts Payable to Related Parties	(4.75)	(4.75)	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Itaubanco	Closed Private Pension Entity	1/1/2012	Amounts Receivable from Related Parties	1.42	1.42	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2012	Amounts Receivable from Related Parties	0.27	0.27	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Caixa de Prev. Dos Func. Do Banco Beg - PREBEG	Closed Private Pension Entity	1/1/2012	Amounts Payable to Related Parties	(6.42)	(6.42)	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Bemgeprev	Closed Private Pension Entity	1/1/2012	Amounts Payable to Related Parties	(8.56)	(8.56)	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
UBB Prev Previdência Complementar	Closed Private Pension Entity	1/1/2012	Amounts Payable to Related Parties	(25.47)	(25.47)	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	Closed Private Pension Entity	1/1/2012	Amounts Payable to Related Parties	(80.60)	(80.60)	-	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Itaubanco	Closed Private Pension Entity	1/1/2012	Service Revenue	-	-	25.09	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2012	Service Revenue	-	-	5.06	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
UBB Prev Previdência Complementar	Closed Private Pension Entity	1/1/2012	Service Revenue	-	-	1.36	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Itaúsa Investimentos S.A.	Parent Company	1/1/2012	Service Revenue	-	-	1.05	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	Joint-Control	1/1/2012	Expenses with Provision of Services	-	-	0.92	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Joint-Control	1/1/2012	Expenses with Provision of Services	-	-	0.20	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Porto Seguro S.A.	Affiliated Company	1/1/2012	Expenses with Provision of Services	-	-	32.27	12/31/2012	Not applicable	Not applicable	Not applicable	Provision of Services
Fundação Itaubanco	Closed Private Pension Entity	1/1/2008	Rental Expenses	-	-	27.11	12/31/2012	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
FUNBEP - Fundo de Pensão Multipatrocinado	Closed Private Pension Entity	1/1/2008	Rental Expenses	-	-	10.00	12/31/2012	Not applicable	Not applicable	Not applicable	Rental for the Use of Common Structure
Instituto Itaú Cultural	Non-Profit Entity	1/1/2012	Expenses with Donations	-	-	(68.70)	12/31/2012	Not applicable	Not applicable	Not applicable	Donations for Investments in Social Projects
Associação Clube "A"	Non-Profit Entity	1/1/2012	Expenses with Donations	-	-	(2.82)	12/31/2012	Not applicable	Not applicable	Not applicable	Donations for Investments in Social Projects
Itautec S.A.	Non-Financial Subsidiary of ITAÚSA	1/1/2012	Data Processing Expenses	-	-	(270.43)	12/31/2012	Not applicable	Not applicable	Not applicable	Specialized Technical Assistance and Maintenance of Equipment
Itaú Unibanco S.A. and Itaú BBA S.A.	Subsidiaries	1/1/2012	Agreement for the Apportionment of Common Costs	-	-	(7.84)	12/31/2012	Not applicable	Not applicable	Not applicable	Use of Common Structure

298

f) Existing balance

See item e).

g) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

None.

h) Related guarantees and insurance

None.

i) Due date

See item e)

j) Termination or extinction conditions

None.

k) When the relationship is a loan or other type of debt, please also state:

I - Nature and reasons for the transaction

II - Interest rate charged

None.

16.3. With respect to each of the transactions or groups of transactions mentioned in Item 16.2 above that took place in the previous year: (a) identify the measures taken to address conflicts of interest; and (b) show the strictly commutative nature of the agreed upon conditions or the proper compensatory payment

The consolidated transactions presented in Item 16.2, base date December 31, 2011, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms that are normal in the market, on an arm’s length basis, and therefore they do not give rise to any benefit or loss for the parties, particularly:

•	Demand deposits – there is no remuneration

•	Interbank Deposits – rates and terms agreed upon are similar to transactions in the market

•	Securities – rates and terms agreed upon are similar to practices in the market

•	Repurchase agreements – the rates used are similar to those used in transactions with third parties

•	Data processing expenses (Itautec) – these refer to expenses with specialized technical assistance and maintenance of equipment, and the prices applied are similar to market prices

•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented

•	Rental expenses – in accordance with the usual market practices, subject to annual adjustment at the variation of General Index of Market Prices – Getúlio Vargas Foundation (“IGPM/FGV”)

•	Amounts payable to related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment

•	Non-operating income – sale of a real estate property to ITAÚSA

•	Revenue / Expenses from the Provision of Services – services of custody, brokerage and portfolio management

•	Agreement for the Apportionment of Shared Costs – use of the conglomerate’s shared structures.

299

ITEM 17 - CAPITAL

17.1. Prepare a table containing the following information on capital:

	Authorized capital	Issued capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid-up	Date of last authorization
In Reais	60.000.000.000,00	45.000.000.000,00	45.000.000.000,00	45.000.000.000,00	-	04/25/2011
In Shares	6.000.000.000	4.570.936.100	4.570.936.100	4.570.936.100	-	-
Common shares	3.000.000.000	2.289.286.400	2.289.286.400	2.289.286.400	-	-
Preferred shares	3.000.000.000	2.281.649.700	2.281.649.700	2.281.649.700	-	-

	Authorized capital	Issued capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid-up	Date of last authorization
In Reais	60.000.000.000,00	60.000.000.000,00	60.000.000.000,00	60.000.000.000,00	-	04/19/2013
In Shares	6.600.000.000	5.028.029.710	5.028.029.710	5.028.029.710	-	-
Common shares	3.300.000.000	2.518.215.040	2.518.215.040	2.518.215.040	-	-
Preferred shares	3.300.000.000	2.509.814.670	2.509.814.670	2.509.814.670	-	-

17.2 – Capital Increase

See item 17.5.

17.3 Information on splits, reverse splits and bonus shares:

	Number of shares before approval (Unit)			Number of shares after approval (Unit)
Date of approval	Number of common shares	Number of preferred shares	Total shares	Number of common shares	Number of preferred shares	Total shares
Spllits 04/25/2011	2,289,286,400	2,281,649,700	4,570,936,100	22,892,864	22,816,497	45,709,361
Reverse splits 04/25/2011	22,892,864	22,816,497	45,709,361	2,289,286,400	2,281,649,700	4,570,936,100
Bonuses 04/19/2013	2,289,286,400	2,281,649,700	4,570,936,100	2,518,215,040	2,509,814,670	5,028,029,710

17.4 – Information on capital reduction

Justification for not filling in the table:

No capital reduction.

300

17.5. Other relevant information

I – Supplementary information regarding the changes in the Company’s capital in the last three years

Item 17.2 – Capital increase

Date of resolution	Body that resolved on the increase	Date of Issue	Total amount of increase	Number of securities issued	Issue price	Payment method	Criteria	Public or private subscription	% regarding last capital
04/19/2013	Annual Shareholders’ Meeting		R$15,000,000,000.00	EO 2.518.251.040 EP 2.509.814.670	32,816035	Reserve capitalization and bonus shares	N/A	N/A	33,33

II – Cancellation of shares in treasury

The Ordinary and Extraordinary General Meeting held on April 25, 2011, resolved to cancel 75 common shares and 44 preferred shares issued by the company and held in treasury, without a reduction in capital, which is represented by 4,570,936,100 book-entry shares, being 2,289,286,400 common shares and 2,281,649,700 preferred shares without par value.

III – Reverse Split and Concurrent Split of Shares

On April 25, 2011, our shareholders approved the reverse split of common and preferred shares of the Issuer at the proportion of 100 shares to one share of the same type, in order to adjust our shareholding basis to reduce administrative costs and increase the efficiency of our book-entry system. Our shareholders also approved the concurrent split of one share into 100 shares, aiming at maintaining the market prices of these shares at a proper level to ensure their liquidity. This transaction is subject to the approval of the Central Bank of Brazil. This transaction was approved by the Central Bank of Brazil and was concluded on November 21, 2011.

301

ITEM 18 – SECURITIES

18.1. Rights of shares:

Type of shares or CDA (share deposit certificate)	Common

Tag-Along	80%

Right to dividends

Shareholders are entitled to receive as a mandatory dividend, each year, a minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of Article 202 of Brazilian Corporate Law, as amended, and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	Full

Convertibility	No

Right to capital reimbursement	Yes

Description of capital reimbursement characteristics

In the case of liquidation of the Issuer, the shareholders shall receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.

Pursuant to Articles 45 and 137 of Brazilian Corporate Law, as amended, the shareholders that dissent from the resolutions approved in Shareholders’ Meetings may leave the Issuer, upon reimbursement of the value of their shares, in which cases the reimbursement shall be based on the book value.

Restrictions on trading	None

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the Law that change the rights assured by the securities issued by the Issuer.

Other relevant characteristics	None

Type of shares or CDA (share deposit certificate)	Preferred

Tag-Along	80%

Right to dividends	Shareholders are entitled to receive as a mandatory dividend, in each year, the minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	None (except pursuant to Article 111, paragraph 1 of Brazilian Corporate Law, as amended)

Convertibility	No

Right to capital reimbursement	Yes

Description of capital reimbursement characteristics	In the case of liquidation of the Issuer, the shareholders shall receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations.

Pursuant to Articles 45 and 137 of Brazilian Corporate Law, as amended, the shareholders that dissent from the resolutions approved in Shareholders’ Meetings may leave the Issuer, upon reimbursement of the value of their shares, in which cases the reimbursement shall be based on the book value.

Restrictions on trading	None

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the Law that change the rights assured by the securities issued by the Issuer.

Other relevant characteristics	None

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant shareholders or that force them to carry out a public offering

None.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws

None.

302

18.4 Trading volume, and the highest and lowest prices of securities traded

2012
Quarter ended	Security	Class	Market	Administrative entity	Trading Volume (Reais)		Maximum (Reais)		Minimum (Reais)		Quoting Factor
3/31/12	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	16,891,847,440	R$	38.94	R$	33.50	R$	per unit
6/30/12	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	19,578,111,951	R$	35.58	R$	26.73	R$	per unit
9/30/12	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	18,689,491,909	R$	35.60	R$	27.55	R$	per unit
12/31/12	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	15,239,283,801	R$	34.47	R$	28.19	R$	per unit
3/31/12	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	443,515,656	R$	33.30	R$	27.63	R$	per unit
6/30/12	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	383,615,183	R$	30.93	R$	24.30	R$	per unit
9/30/12	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	347,499,397	R$	30.34	R$	24.59	R$	per unit
12/31/12	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	328,952,263	R$	32.44	R$	25.72	R$	per unit

2011
Quarter ended	Security	Class	Market	Administrative entity	Trading Volume (Reais)		Maximum (Reais)		Minimum (Reais)		Quoting Factor
3/31/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	15,431,725,536	R$	40.65	R$	34.17	R$	per unit
6/30/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	14,403,746,267	R$	39.47	R$	34.00	R$	per unit
9/30/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	20,802,937,277	R$	36.89	R$	25.15	R$	per unit
12/31/11	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	16,565,346,971	R$	34.97	R$	27.51	R$	per unit
3/31/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	631,355,713	R$	32.14	R$	27.76	R$	per unit
6/30/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	522,977,811	R$	32.63	R$	28.90	R$	per unit
9/30/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	413,841,261	R$	31.04	R$	21.51	R$	per unit
12/31/11	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	301,182,834	R$	29.41	R$	24.20	R$	per unit

2010
Quarter ended	Security	Class	Market	Administrative entity	Trading Volume (Reais)		Maximum (Reais)		Minimum (Reais)		Quoting Factor
3/31/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	10,505,825,789	R$	40.49	R$	33.81	R$	per unit
6/30/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	12,396,191,279	R$	40.27	R$	31.03	R$	per unit
9/30/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	13,145,177,734	R$	40.47	R$	32.51	R$	per unit
12/31/10	Shares	Preferred	Stock Market	BM&FBOVESPA S.A	R$	13,637,104,836	R$	43.72	R$	37.66	R$	per unit
3/31/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	193,913,871	R$	31.10	R$	27.10	R$	per unit
6/30/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	245,351,269	R$	31.10	R$	24.66	R$	per unit
9/30/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	480,504,019	R$	30.85	R$	25.71	R$	per unit
12/31/10	Shares	Common	Stock Market	BM&FBOVESPA S.A	R$	412,210,646	R$	33.20	R$	29.48	R$	per unit

18.5. Describe securities issued other than shares, indicating:

The other securities issued by Itaú Unibanco Holding S.A. are described in Section 18.10.

18.6 Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, in substitution of the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

Reiterating our historical commitments to transparency, corporate governance and the strengthening of capital markets, ITAÚ UNIBANCO is among the first companies to spontaneously sign up to the Differentiated Corporate Governance Index of BM&FBOVESPA – Level I on June 22, 2001.

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS - American Depositary Share)	ITUB4 (CEDEAR – Argentinean Deposit Certificates)	Medium-Term Note Programme - Serie Notes N.º 1
a. country	United States of America	Argentina	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Buenos Aires Stock Exchange	Luxembourg Stock Exchange
c. managing entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier
d. date of admission for trading	May 31, 2001.	April 28, 1998	Depending on the issue
e. if applicable, indicate the trading segment	Level II	-	Euro MTF
f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	Depending on the issue
g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	59% (1)	0.00%	N/A
h. if applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	38% (2)	0.001%(2)	N/A
i. if applicable, depository bank	The Bank of New York Mellon	Banco Itaú Buen Ayre	The Bank of New York Mellon
j. if applicable, custodian institution	Itaú Unibanco Holding S.A.	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total trading volume of ADSs in relation to the total volume of preferred shares traded in 2012.

(2) Balance of ADSs or CEDEAR in relation to the preferred shares of capital stock outstanding at December 31, 2012.

303

18.8. Describe the public offerings for distribution carried out by the Issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

None.

18.9. Describe the public offerings for acquisition carried out by the Issuer related to shares issued by third parties

Redecard’s Public Tender Offer

On February 7, 2012, Itaú Unibanco Holding announced its intention to acquire, directly or through its affiliates, all of the outstanding shares of Redecard S.A. (“Redecard”), through a public tender offer (the “Tender Offer”) aimed at cancelling Redecard’s authorization as a publicly-held company registered with the CVM. The Tender Offer targeted the acquisition of common shares of Redecard corresponding to approximately 50% of its share capital. On April 12, 2012, Itaú Unibanco Holding confirmed that the price to be paid in cash would be R$35.00 per share (the “Tender Offer Price”). The Tender Offer was successfully completed on September 24, 2012.

As a result of the auction, Itaú Unibanco Holding acquired, through its affiliate Banestado Participações, Administração e Serviços Ltda. (“Banestado”), 298,989,137 common shares of Redecard, representing 44.4% of Redecard’s capital stock, and then holding a total of 94.4% of Redecard’s capital stock. On October 18, 2012, Redecard’s registration as a publicly held company was cancelled. In December 2012, the issuer held, through its affiliates, 100.0% of Redecard’s shares. The shares were purchased at the Tender Offer Price for a total amount of R$11,752 million (including the auction). The difference between the amount paid and the amount corresponding to the minority interest was recognized directly in Consolidated Stockholders’ Equity, under Revenue Reserves, in the amount of R$11,151 million restated up to December 31, 2012, which net of taxes totaled R$7,360 million. For further information, see Note 2-c to our Financial Statements

18.10 Other relevant information

18.5 Describe securities issued other than shares, indicating:

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program)

On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., acting through its head office in Brazil or by means of its branch in the Cayman Islands, was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of the Subordinated Notes, and (ix) the seventh issue of Subordinated Notes, all issued within the scope of the Program.

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$ 100,000.00 and integer multiples from US$ 1,000.00 thereafter ..

c. Amount: US$ 1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of the Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of Notes, or of any other right related to them, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

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Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization of the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authorities, establishing that the Subordinated Notes are not classified as belonging to Tier II of Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all of the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an “Event of Default”) and this occurrence survives time, the trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, for which payment shall be immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes), (ii) it suspends the payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 6.20% p.a.

Payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall be levied on the face value of each Note, from the issue date of the Notes, and it shall be due every six months.

Guarantees:

None. In the event of the Issuer’s winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees, and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

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Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as the trustee of the holders of the Notes, pursuant to the Trust Deed dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the trustee and the limitations on its duties and powers. The trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by these securities:

Certain changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that constitute minor corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate reorganization, (vi) that does not substantially affect the rights of the holders of the Notes. The changes shall be announced to the holders of Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies a modification, at any level, of the interest rates of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, or the subordination of the Notes.

j. Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all of the Issuer’s other liabilities (except the obligations to shareholders). The Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions set forth in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of the Final Terms, using the model agreed upon by the Issuer and the trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by the syndicate of dealers of the operation, under the Dealer Agreement, dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers may be changed at any time by the Issuer.

An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12 month period counted from March 29, 2010. The first listing day of the Notes was April 15, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See Item “E – “Restrictions on Outstanding Securities”.

There has been and there will be no efforts for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any similar body in any other country. The Notes shall be issued, placed, distributed, offered or traded in the Brazilian capital market.

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The Notes and all documents referring to the Program shall be governed by English Law and the courts of England shall be responsible for setting any doubts arising from the Programme and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil, and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Notes in the secondary market or in any other way, provided that this is done in compliance with the terms of subordination. The Notes so purchased shall neither entitle the Issuer to attend the annual meetings of the holders of Notes nor to be computed for quorum purposes in these meetings.

Any payment of the principal and interest of the Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such values may cause non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994, or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

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Second Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$ 100,000.00 and integer multiples of US$ 1,000.00 thereafter .

c. Amount: US$1,000,000,000.00

d. Issue Date: September 23, 2010.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and “Securities Act”) and Regulation S of Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all of the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one an “Event of Default”) and this occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer on the early maturity of the Notes, for which payment shall be immediately required, subject to the terms governing the calculation of the early redemption amount.

If: (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes), (ii) it suspends the payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within 60 days of their submission.

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The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 5.75% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall be levied on the face value of each Note, from the issue date of the Notes, and it shall be due every six months on January 22 and July 22, beginning on January 22, 2011.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all of the other special creditors, with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as the Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate reorganization, (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, in any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, or the subordination of the Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all of the Issuer’s other liabilities (except for the obligations to shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, using the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

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The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first listing day of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See Item E – “Restriction on Outstanding Securities”.

There has been and there will be no efforts for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

The Notes and all documents referring to the Programme shall be governed by English law and the courts of England shall be responsible for settling any doubts arising from the Program and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that this is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in (or that the payment of such amounts may cause) non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994, or (ii) their financial indices fall below the minimum required by the regulations applicable to the Issuer.

Third Issue

a. Identification of the Security: Medium-Term Senior Notes

b. Quantity: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$ 100,000.00 and whole multiples of US$ 1,000.00 thereafter.

c. Value: BRL500,000,000.00

d. Issue date: November 23, 2010

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of the Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

310

The secondary trading of the Notes or of any right thereof, shall depend on the delivery by the seller of a declaration to the transfer agent to the effect that the legislation applicable to the Notes has been complied with.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as shown below.

Cases for Redemption:

Early redemption of Notes for fiscal reasons: At the discretion of the Issuer, the Notes shall be redeemed always in their entirety and at any time conditional on prior notification to the holders of the Notes and in accordance with certain conditions of a tax nature.

The Notes may not be redeemed early at the discretion of the holders.

In the event above, the Notes shall be cancelled.

Formula for Calculating the Redemption Value:

Early redemption of Notes for fiscal reasons: 100% of the denominated value of US$1,000.00, calculated using for conversion of the value denominated in Reais to US Dollars the BRL/US$ conversion rate as calculated by the Central Bank of Brazil and announced through the SISBACEN system, PTAX800 transaction, option 5 (“PTAX”).

h. When the securities represent debt, show when applicable:

Maturity date including conditions for early redemption

The maturity date of the Notes is November 23, 2015.

If any of the following events take place (each one of them an “Event of Default”) and such an event persists, the Trustee for the holders of the Notes, if so instructed by at least one third of the holders, calculated at the nominal amount of the Notes, or again if so instructed by an extraordinary resolution of the holders of the Notes, must notify the Issuer of the early maturity of the Notes, the payment of which shall become immediately due, pursuant to the conditions for calculating the early redemption amount.

Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or pursuant to the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend payment or be unable to honor payments of its debts, (iii) propose a plan of judicial recuperation or bankruptcy or promote any other action which implies an amendment to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within 60 days as from being proposed.

In the case of any of the events (a), (b) and (c) above, an event of delinquency shall only occur should the aggregate amount of the Debt in question – in relation to which any of the events cited in the above items has occurred - be equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter.

Note Holders representing two-thirds of the total Nominal Amount affected by the above events may revoke the early maturity following notification of this early maturity.

Interest:

The Notes carry an annual fixed rate of 10.50%.

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Payments of principal and interest shall be made by The Bank of New York Mellon.

Interest shall be applicable on the nominal amount of each Note from the issue date of the Notes and shall be due semi-annually on May 23 and November 23, with the first payment to be made on May 23, 2011.

Guarantees: None.

Type: Unsecured.

Possible restrictions imposed on the issuer with respect to:

•	distribution of dividends: None.
•	disposal of certain assets: None.
•	contracting of new debts: None.
•	issue of new securities: None.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee for the Note holders pursuant to the Trust Deed dated March 29, 2010 signed between the Issuer and The Bank of New York Mellon, as amended from time to time. The contract provides for the indemnification of the trustee and limitations on its duties and powers. The trustee and its affiliates may conclude operations with the Issuer and with its affiliates on a no-profit basis.

i. Conditions for changing the rights assured by such securities:

Some modifications may be made to the terms and conditions of the Notes without the consent of their holders such as: (i) corrections of minor importance, (ii) those which are merely a question of form or of a technical nature, (iii) those made to correct a flagrant error, (iv) those that are made to correct some ambiguity or inconsistency, (v) those which add to the Issuer’s obligations to the benefit of the Note holders, or remove any prerogative or power granted to the Issuer, (vi) those which incorporate additional guarantees to the Notes, (vii) those that are made in line with a permitted corporate reorganization, (viii) the implementation any other modification which does not materially affect the rights of the Note holders. The modifications shall be communicated to the Note holders by the trustee as soon as possible.

j. Other relevant characteristics:

At any time the Notes shall be ranked on equal footing without any preference and shall at any time and with the exclusion of certain exceptions eventually provided in the legislation, enjoy the same preferential payment rights as all the Issuer’s current and future unsecured obligations.

The Notes are constituted through the intermediary of a Trust Deed, dated March 29, 2010 and signed between the Issuer and The Bank of New York Mellon, as Trustee for the Note holders, as amended from time to time. Each Note issue shall be complemented by the issue of the Final Terms in accordance with the model agreed between Issuer and Trustee.

The Notes are issued exclusively in book-entry form.

The Notes have been offered through a syndicate of Dealers pursuant to the Dealer Agreement, dated March 29, 2010, as amended from time to time.

The Dealers for this issue are: Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and Morgan Stanley & Co. Incorporated.

Authorization has been obtained from the Luxemburg Stock Exchange so that the notes issued within the scope of the Program are admitted for trading in the Euro MTF market, managed by this stock exchange, for a period of 12 months from March 29, 2010. A request for the listing of the Notes in the official trading list of the Euro MTF market of the Luxembourg Stock Exchange shall be filed.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item E – “Restrictions on Outstanding Securities”.

There has not been and will not be any efforts made for the public distribution of Notes and for this reason no registration of a public offering of securities was made with the Brazilian Securities and Exchange Commission or in any other similar body in another country. The Notes shall not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

312

The Notes and all documents pertaining to the Program shall be governed by English law and the courts of England are competent to settle doubts or disputes arising from the Program and the Notes issued within its scope.

313

Reopening of the Second Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$ 100,000.00 and integer multiples of US$ 1,000.00 thereafter ..

c. Amount: US$ 250,000,000.00, being the second issue total amount, jointly with the first series, US$ 1,250,000,000.00. See Item J - Other relevant characteristics.

d. Issue Date: January 31, 2011.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and “the Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all of the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an “Event of Default”) and event persists, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, for which payment shall be immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes), (ii) it suspends payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days of their submission.

314

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 5.75% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and

Luxembourg branches.

Interest shall accrue on the nominal value of each Note, since the days of the issue of the Notes and shall be payable semi-annually on January 22 and July 22, beginning on January 22, 2011.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See Item J – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute minor corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate reorganization, (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of the Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations to the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, using the model agreed upon by the Issuer and the Trustee.

315

The Subordinated Notes described herein were issued and distributed by reopening the second issue of notes and are the second series of the second issue of notes under the Trust Deed. The notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first day of listing of the Notes of the second series of the second issue was on January 31, 2011. The first day of listing of the notes of the first series of the second issue was on September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities”.

There has not been and there will be no efforts for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

The Notes and all documents referring to the Program shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Program and the Notes issued within its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that this is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in (or that the payment of such amounts may cause) non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994, or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

316

Fourth Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$ 200,000.00 and integer multiples of US$ 1,000.00 thereafter.

c. Amount: US$ 500,000,000.00

d. Issue Date: June 21, 2011.

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent on its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an “Event of Default”) and this event persists, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer on the early maturity of the Notes, for which payment shall be immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes), (ii) it suspends the payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within 60 days counted from their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

317

Interest:

These are fixed-rate Notes, on which the interest rate is 6.20% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall accrue on the nominal value of each Note, from the issue date of the Notes and shall be payable semi-annually on June 21 and December 21, beginning on December 21, 2011.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See Item J – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate reorganization, (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies a modification, on any level, of the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of the Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations to the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, using the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

318

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See Item E – “Restriction on Outstanding Securities”.

There has not been and there will be no efforts for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that this is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes, or be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in (or that the payment of such amounts may cause) non-compliance with the rules of capital adequacy and operational limits set forth by Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994, or (ii) their financial indices fall below the minimum required by the regulation applicable to the Issuer.

319

Reopening of the Fourth Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of Item (c) below, that may be split into the minimum denomination of US$ 200,000.00 and integer multiples of US$ 1,000.00 thereafter .

c. Amount: US$550,000,000.00, being the total amount of the fourth issue , jointly with the first series, US$1,050,000,000.00. See Item J – “Other relevant characteristics”.

d. Issue Date: January 24, 2012

e. Restrictions on Outstanding Securities:

The Notes are only offered pursuant to Rule 144A of Securities Act of 1933 of the United States of America (“144A” and the “Securities Act”) and Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act.

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent regarding its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion. The Subordinated Notes will be cancelled in all of the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occurs (each one an “Event of Default”) and persists, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, for which payment shall be immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes), (ii) it suspends the payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days of their submission.

320

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 6.20% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall accrue on the nominal value of each Note, since the day of the issue of the Notes and shall be payable semi-annually on June 21 and December 21, beginning on June 21, 2012.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

Type: Subordinated. See Item J – “Other relevant characteristics”.

Possible restrictions imposed on the issuer with respect to:

•	The distribution of dividends: None.
•	The disposal of certain assets: None.
•	The contracting of new debts: None.
•	The issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate reorganization, (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be informed to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444, of February 28, 2007 issued by the CMN (Resolution No. 3,444), as amended from time to time. The Issuer cannot make any change that implies modification, in any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of said Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all of the Issuer’s other liabilities (except for the obligations to the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of Final Terms, using the model agreed upon by the Issuer and the Trustee.

321

The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of notes and are the second series of the fourth issue of notes under the Trust Deed. The notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012 on.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$ 50,000,000.00 come from the exercise by the Issuer of a distribution extended sale option in the Asian market, as expected constant of Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was on January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was on June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item E – “Restriction on Outstanding Securities”.

There has not been and there will be no efforts for public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.

The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes, or be computed for quorum purposes in said meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099, of August 17, 1994, or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

322

Fifth Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples of US$1,000.00 thereafter ..

c. Amount:US$ 1,250,000,000.00

d. Issue Date: March 19, 2012.

e. Restrictions on trading:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with the legislation applicable to the Notes.

f. Convertibility:None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one an “Event of Default”) and persists, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes), (ii) it suspends the payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days of their submission.

323

The Issuer, however, shall only be required to pay the amounts due if it is declared bankrupt, had been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes and the interest rate of which is 5.65% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall accrue on the nominal value of each Note, from the day of the issue of the Notes and shall be payable semiannually on March 19 and September 19, beginning September 19, 2012.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors are satisfied.

Type: Subordinated. See Item J – “Other relevant characteristics”

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: None.
•	the disposal of certain assets: None.
•	the contracting of new debts: None.
•	the issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as a Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate restructuring process, (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet any requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444 of February 28, 2007, issued by the CMN (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of the said Notes.

j. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes shall be ranked equally at any time, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

324

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item E – “Restriction on Trading”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital markets.

The Notes and all documents referring to the Program shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Program and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes, or be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in (or that the payment of such amounts may cause) non-compliance with the rules of capital adequacy and operational limits set forth by Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994, or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

325

Sixth Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$ 200,000.00 and integer multiples of US$ 1,000.00 thereafter ..

c. Amount:US$ 1,375,000,000.00

d. Issue Date: August 6, 2012.

e. Restrictions on trading:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any rights related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility:None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of a tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is August 6, 2022.

If any of the following events occur (each one, an “Event of Default”) and persists, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which shall be immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes), (ii) it suspends the payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days of their submission.

The Issuer, however, shall only be required to pay the amounts due if it is declared bankrupt, had been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

326

Interest:

These are fixed-rate Notes and the interest rate of which is 5.50% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and New York branches.

Interest shall accrue on the nominal value of each Note, from the day of the issue of the Notes and shall be payable semiannually on February 6 and August 6, beginning February6, 2013.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors are satisfied.

Type:Subordinated. See item “J” – Other relevant characteristics

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: None.
•	the disposal of certain assets: None.
•	the contracting of new debts: None.
•	the issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as a Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate restructuring process, (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444 of February 28, 2007, issued by the CMN (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of the said Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes shall be ranked equally at any time, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 come from the exercise by the Issuer of a distribution extended sale option in the Asian market, as expected constant of Final Terms of the Notes.

327

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

The Dealers of this issue are: Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item E – “Restriction on Trading”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes shall not be issued, placed, distributed, offered, or traded in the Brazilian capital markets.

The Notes and all documents referring to the Program shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Program and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes, or be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994, or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

328

Seventh Issue

a. Identification of the Security: Medium-Term Notes

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$ 200,000.00 and integer multiples of US$ 1,000.00 thereafter ..

c. Amount: US$ 1,870,000,000.00

d. Issue Date: November 13, 2012.

e. Restrictions on trading:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Actof 1933 (“144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the buyer, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

f. Convertibility:None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an “Event of Default”) and persists, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which shall be immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes), (ii) it suspends the payment or is unable to honor the payment of its debts, (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts, or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days of their submission.

The Issuer, however, shall only be required to pay the amounts due if it is declared bankrupt, had been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.

329

Interest:

These are fixed-rate Notes and the interest rate of which is 5.125% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest shall accrue on the nominal value of each Note, from the day of the issue of the Notes and shall be payable semiannually on May 13 and November 13, beginning on May 13, 2013.

Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors are satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	the distribution of dividends: None.
•	the disposal of certain assets: None.
•	the contracting of new debts: None.
•	the issue of new securities: None.

The Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as a Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, 2010 entered into by the Issuer and The Bank of New York Mellon, as amended from time to time. The agreement provides for the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections, (ii) that are related only to form or are of a technical nature, (iii) that are made to correct a patent error, (iv) that are made to correct an ambiguity or inconsistency, (v) that are made in conformity with an allowed corporate restructuring process, (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet any requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3,444 of February 28, 2007, issued by the CMN (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of the said Notes.

j. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the other liabilities of the Issuer (except for the obligations to shareholders). The Subordinated Notes shall be ranked equally at any time, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3,444.

The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes, as amended from time to time. Each issue of Notes shall be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 come from the exercise by the Issuer of a distribution extended sale option in the Asian market, as expected constant of Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010, as amended from time to time.

330

The Dealers of this issue are: Banco Itaú BBA International S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc.. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A, and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item E – “Restriction on Trading”.

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes shall not be issued, placed, distributed, offered, or traded in the Brazilian capital markets.

The Notes and all documents referring to the Program shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Program and the Notes issued in its scope.

Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes, or be computed for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in (or that the payment of such amounts may cause) non-compliance with the rules of capital adequacy and operational limits set forth by Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994, or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

331

ITEM 19 - REPURCHASE PLANS AND TREASURY SECURITIES

19.1. With respect to the share repurchase plan, supply the following information:

Date of resolution	Repurchase period	Reserves and profits available (R$)	Share type	Class	Number of shares provided for (units)	% in relation to outstanding shares	Number of shares acquired/ approved (units)	Average purchase price	Quoting factor		% of shares acquired
Other characteristics
10/22/2012	11/05/2012	0	Common		13,700,000	0	0	0	R$	per unit	0
	to				86,300,000	0	0	0			0
	11/04/2013		Preferred						R$	per unit
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

10/31/2011	11/04/2011	5,252,709,239.21	Common		9,000,000	4.182477	0	0	R$	per unit	0
	to				56,700,000	2.570701	4,300,000	28.45			7.583774
	11//05/2012		Preferred						R$	per unit
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

11/01/2010	11/05/2010	7,267,668,865.72	Common		9,000,000	3.230000	0	0	R$	per unit	0
	to				56,700,000	2.530000	40,970,900	31.79			72.259083
	11/04/2011		Preferred						R$	per unit
Capital reserve/Reserve for goodwill on the issue of shares and Revenue reserve/Reserve for Working Capital

332

19.2. Changes in securities held in treasury

12/31/2012

Common

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	2,100	R$	20,257.27	R$	9.65
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Cancellation	-	R$	-	R$	-
Final balance	2,100	R$	20,257.27	R$	9.65

Preferred

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	57,293,971	R$	1,663,541,667.22	R$	29.04
Acquisition	4,300,000	R$	122,333,774.85	R$	28.45
Disposal	-9,039,732	-R$	262,395,206.20	R$	-
Cancellation	-	R$	-	R$	-
Final balance	52,554,239	R$	1,523,480,235.87	R$	28.99

12/31/2011

Common

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	2,202	R$	21,241.22	R$	9.65
Acquisition	-	R$	-	R$	-
Disposal	-27	-R$	260.46	R$	-
Cancellation	-75	-R$	723.49	R$	-
Final balance	2,100	R$	20,257.27	R$	9.65

Preferred

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	26,566,015	R$	628,555,583.25	R$	23.66
Acquisition	40,970,900	R$	1,302,639,320.17	R$	31.79
Disposal	-10.242.900	-R$	267,651,958.65	R$	-
Cancellation	-44	-R$	1,277.55	R$	-
Final balance	57,293,971	R$	1,663,541,667.22	R$	29.04

12/31/2010

Common

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	2,202	R$	21,241.22	R$	9.65
Acquisition	-	R$	-	R$	-
Disposal	-	R$	-	R$	-
Cancellation	-	R$	-	R$	-
Final balance	2,202	R$	21,241.22	R$	9.65

Preferred

Changes	Number (units)	Total amount (R$ Reais)		Weighted average price (R$ Reais)
Opening balance	43,588,307	R$	1,031,305,392.25	R$	23.66
Acquisition	-	R$	-	R$	-
Disposal	17,022,292	-R$	402,749,809.00	R$	-
Cancellation	-	R$	-	R$	-
Final balance	26,566,015	R$	628,555,583.25	R$	23.66

333

19.3 With respect to the securities held in treasury at the end of the previous year, please indicate, in a table, specifying kind, class and type:

Share type and class	Number	Weighted average acquisition price (R$ Reais)		Acquisition date	% in relation to outstanding securities of the same class and type
Common shares	2,100	R$	9.65	January 2009	0.0%
Preferred shares	52,554,239	R$	28.45	From May to October 2012	2.3%

19.4 Supply other information that the Issuer may deem relevant.

None.

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ITEM 20 - SECURITIES TRADING POLICY

20.1. Indicate whether the issuer has adopted a trading policy for the securities issued by it through direct or indirect controlling shareholders, officers, members of the board of directors, the fiscal council or of anybody created by a statutory provision, that performs technical or advisory functions, stating:

The issuer is bound by the rules set out by CVM Instruction No. 358/02, as amended, regarding the trading of its securities. In addition, although it has never been mandatory, since 2002 we have decided to adopt a policy in this regard, which has resulted in rules that are even stricter than those required by the governing regulatory authoritie. The issuer also relies on an internal compliance team whose activities include the monitoring of transactions by those that adhere to our policy on our securities.

Moreover, the issuer has a Disclosure and Trading Committee (originating from the unification in 2006 of our Disclosure Committee and Trading Committee, both created in 2002), whose main duty is to manage our policies on disclosure and trading.

Besides the regulation of the policy and internal structure, some of the areas of the issuer, because they have access to client information, have policies that are even more specific and strict in order to guarantee that employees do not use insider information to obtain personal advantage (insider trading).

a) date of approval

The current Securities Trading Policy was approved in 2002, taking into consideration that its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practice. The latest change was made on July 23, 2012.

b) insiders

Insiders are: (i) direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council or any body created by a statutory provision, that performs technical or advisory functions with technical and consulting functions, (ii) members of the statutory bodies of companies in which the issuer is the only controlling shareholder, (iii) management members that resign from the issuer’s management or the management of companies in which the issuer is the only controlling shareholder, over a term of six months counted from the resignation date, (iv) any person who, in view of their job, duty or position in the issuer or in its controlled, subsidiary or affiliated companies, is aware of material information, (v) the spouse or partner and any other dependant included in the annual income tax return of persons impeded from trading in items "i". "ii" and "iii" above. (vi) those who have a business, professional or trust relationship with the issuer such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system. In addition, persons that are equivalent to insiders are: (a) the managers of portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or shareholders, or of which they may influence the trading decisions, (b) any company that is directly or indirectly controlled by insiders, and (c) any person who has had access to information on an material act or fact through any insider. We have compliance teams which, together with the officers of each area, identify persons who shall be bound by the policy in view of its area or information to which they have access, and these persons are then recorded in a specific system, which currently has approximately seven thousand and three hundred people listed (among them statutorily compliant persons, their relatives, and employees with access to insider information).

c) main characteristics

The Trading Policy is managed by a Disclosure and Trading Committee, whose scope covers a range of internal actions aimed at improving information flow and ensuring the ethical conduct of management members and employees who are signatories to this policy, in order to: (i) guarantee the transparency, quality and safekeeping of the information provided to shareholders, investors, the press, government authorities and other capital markets entities, (ii) observe and apply the criteria established by the policies, so that our management members, shareholders, controlling shareholders and employees, as well as third parties who have a professional or trust relationship with the issuer follow the ethical and legal standards of the issuer or the values to which it adheres, (iii) evaluate the guidelines and procedures of our trading policy and those that shall be followed in the disclosure of material acts or facts, and the maintenance of confidentiality of information, as established by our disclosure policy, as well as analyzing in advance the content of press releases, (iv) monitor and regulate the adherence of management members and other employees of the Conglomerate to our policies, and (v) examine any breachs of our policies, announcing possible infringements to the Board of Directors and the Ethics Committee.

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d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders, in addition to the restrictions set out in the CVM No. 358/02 Instruction, cannot:

1) Trade securities issued by any company of the Itaú Unibanco Conglomerate or connected to them, from the acknowledgement date to the disclosure date of a material act or fact to the market (except if within the dividend reinvestment program).

2) Trade the securities mentioned in item 1 above during black-out periods, which can be determined by the Investor Relations Officer regardless of any justification or existence of a material act or fact not yet disclosed.).

3) Sell securities of any company of the Itaú Unibanco Conglomerate before the end of a period of 180 days of their purchase (except if within the stock option plan, stock-based compensation program, dividend reinvestment program, the exercise of preemptive rights to subscription related to shares previously purchased or private negotiations between insiders).

4) Trade securities issued by publicly-held companies of the Itaú Unibanco Conglomerate through intermediaries other than Itaú Corretora de Valores S.A. or Itaú USA Securities Inc., as applicable.

The control over these transactions, so that they do not breach the disclosure and trading policies of the issuer, shall be carried out by Itaú Corretora de Valores S.A. or Itaú USA Securities Inc., as applicable, and are also monitored by the compliance teams.

20.2. Supply other information that the Issuer may deem relevant

In November 2004, the issuer, following a detailed national and international survey of best corporate governance practice, became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian company to voluntarily adopt operating rules for the trading of treasury shares. These rules were introduced to govern the trading of its own shares by the issuer on the stock exchanges where they are traded.

In the view of the issuer’s management, the adoption of these rules has brought numerous benefits, including the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to shareholders. All this has led to greater transparency for this type of operation.

As good governance practice, we monthly report the movement of shares in the repurchase program. At present, we have a stock repurchase program in progress – on October 22, 2012, the Board of Directors authorized the purchase of up to 13,700,000 (thirteen million and seven hundred thousand) common shares and 86,300,000 (eighty six million and three hundred thousand) preferred shares, without the reduction of capital stock value, to be held in treasury, cancelled or replaced in the market. As a result of the launch of the above-mentioned repurchase program, on October 23, 2012, the Board of Directors disclosed a material fact by which the Board of Officers is empowered to establish the opportunity for the purchase of shares within these limits, so that these purchases are carried out at Stock Exchanges in the period between November 5, 2012 and November 4, 2013, at market value, using the funds available in the Capital Reserve and Revenue Reserve.

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ITEM 21 - INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and promptly

As mentioned in Item 20.1, the issuer has a Disclosure and Trading Committee, which manages the Disclosure and Trading Policies.

One of the responsibilities of this Committee is to ensure that information to be publicly disclosed is gathered, processed and reported accurately and promptly. For this purpose, its duty is to regulate the adherence of insiders to our Disclosure Policy, which has effective mechanisms for the collection of information, as well as severe sanctions in the case of non-compliance (see item 21.2 for more information on our disclosure policy).

Additionally, our Investor Relations Officer, Alfredo Egydio Setubal, is a member of the Board of Directors and Executive Managing Vice-President of the Issuer, and this enables him to have full access to the key decisions of the company. Iis duties include to: (i) disclose and report to the markets and competent authorities any material act or fact that has occurred related to the Issuer’s business, (ii) ensure the wide and immediate dissemination of the material act or fact, (iii) disclose the material act or fact simultaneously in all markets in which the securities of the Issuer are admitted for trading, (iv) provide additional clarification on the disclosure of a material act or fact to the competent authorities, upon their request, and (v) make enquiries with people who have access to material acts or facts in the event contemplated in the prior sub-item or if there is an atypical movement in the quotation, price or quantity of securities traded and issued by the Issuer or connected to them, with the purpose of checking if they are aware of information that should be disclosed to the market.

In accordance with our Disclosure Policy, a document disclosing material acts or facts shall be prepared by the Disclosure and Trading Committee, which may request the participation of the Offices involved in the transaction or business that gave rise to the material act or fact. The Disclosure and Trading Committee may also, subject to criteria of timescale and convenience, (i) approve the disclosure of preliminary information not yet audited, related to the quarterly, semi-annual or annual results of the issuer, or (ii) approve the advanced disclosure of the quarterly, semi-annual or annual results of the issuer, duly audited.

The body in charge of the relevant corporate matters shall disclose, under the supervision of the Investor Relations Officer, any material act or fact, on a priority and simultaneous basis: a) to the CVM, on its website, to the SEC, NYSE, through Form 6-K, to BM&FBOVESPA and, as the case may be, to other stock exchanges and entities of the organized over-the-counter markets, and b) to the market in general, by publication in newspapers of wide circulation, regularly used by the issuer, and in the Official Gazette of the State.

After this disclosure, the person appointed by the Investor Relations Officer may disclose to the market the material act or fact by e-mail, and make it available on the Investor Relations website.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the Issuer, indicating the procedures related to the maintenance of the confidentiality of undisclosed material information

Insiders should maintain secrecy as regards the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy.

For the purposes of our Disclosure Policy, insiders are: (i) the direct or indirect controlling shareholders, officers, members of the Board of Directors, of the Fiscal Council or of anybody created by a statutory provision, that performs technical or advisory functions, (ii) the same persons in the controlling company, subsidiaries under the effective management of the issuer, and affiliated companies which are aware of information related to material acts or facts, (iii) the employees of the Issuer, or of its controlling company, subsidiaries under effective management of the issuer, and affiliated companies which, in view of their job, duty or position, are aware of information related to material facts or acts, and (iv) any other person who, under any circumstance, may be aware of the material information, such as consultants, independent auditors, ratings agency analysts and advisors.

In the event that an insider resigns from the issuer, or no longer takes part in the business or projects to which the relevant information is related, she/he will continue to meet the duty of secrecy until this information is disclosed to the competent authorities and to the market.

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Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market shall immediately inform the Investor Relations Officer of this undue disclosure, so that they can take the appropriate measures.

The issuer has mechanisms and policies in place to assure control over information, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as those dealing with capital markets), and (iii) of pen drives, compact discs and other information storage devices.

The issuer has also implemented awareness actions, aimed at making our policies even more effective (for example, seminars on the need to keep secure documents that contain confidential information in secure places, as well recommendations on the disposal of these documents). In addition, the Issuer has a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with its confidentiality level.

The issuer and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information.

The issuer will not comment on rumors about it existing in the market, unless they may significantly affect the quotations of its securities.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy

The members of the Disclosure Committee and Trading Committee are: Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Caio Ibrahim David, Claudia Politanski, Fernando Marsella Chacon Ruiz, Leila Cristiane Barboza Braga de Melo and Rogério Paulo Calderón Peres

21.4. Supply other information that the issuer may deem relevant

All relevant information was addressed in the above items.

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ITEM 22 - EXTRAORDINARY BUSINESS

22.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business

None.

22.2. Indicate significant changes in the conduct of the issuer’s business

None.

22.3. Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities

None.

22.4. Supply any other information that the issuer may deem relevant

None

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(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

and subsidiaries

Report of Independent Auditors on

Reference Form (CVM Instruction 480)

at December 31, 2012

340

(A free translation of the original in Portuguese)

Report of Independent Auditors on

Reference Form (CVM Instruction 480/09)

To the Board of Directors

Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2012, 2011 and 2010, on which we issued unqualified audit reports dated February 04, 2013, February 06, 2012 and February 21, 2011, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the Review

We conducted our review in accordance with NBC TA 720 – “The auditor´s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circunstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements at December 31, 2012, 2011 and 2010, taken as a whole.

São Paulo, May 24, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Maria José De Mula Cury

Contadora CRC 1SP192785/O-4

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